As filed with the Securities and Exchange Commission on July 30, 2008
Securities Act Registration No. 333-142859

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-2

☑	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	PRE-EFFECTIVE AMENDMENT NO.

☑	POST-EFFECTIVE AMENDMENT NO. 2

Tortoise Capital Resources Corporation
11550 Ash Street, Suite 300
Leawood, Kansas 66211
(913) 981-1020
Agent For Service
David J. Schulte
11550 Ash Street, Suite 300
Leawood, Kansas 66211
Copies of Communications to:
Steven F. Carman, Esq.
Husch Blackwell Sanders LLP
4801 Main Street, Suite 1000
Kansas City, MO 64112
(816) 983-8000
     Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☑
     It is proposed that this filing will become effective (check appropriate box):
     ☑ when declared effective pursuant to Section 8(c).

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PROSPECTUS
Subject to Completion
Preliminary Prospectus dated July 30, 2008
Tortoise Capital Resources Corporation
Common Stock
Warrants to Purchase Common Stock
Common Stock Issuable upon Exercise of the Warrants
     We are a non-diversified closed-end management investment company focused on the U.S. energy infrastructure sector. We invest primarily in privately-held and micro-cap public energy companies operating in the midstream and downstream segments, and to a lesser extent the upstream segment of the U.S. energy infrastructure sector. Our goal is to provide our stockholders with a high level of total return, with an emphasis on dividends and dividend growth. We invest primarily in the equity securities of companies that we expect to pay us distributions on a current basis and provide us distribution growth. We have elected to be regulated as a business development company under the Investment Company Act of 1940.
     We are externally managed by Tortoise Capital Advisors, L.L.C., a registered investment adviser specializing in the energy sector that had approximately $2.7 billion of assets under management as of June 30, 2008, including the assets of three other publicly traded closed-end management investment companies.
     This prospectus relates to (i) the resale of up to 3,030,169 of our common shares, (ii) the resale of up to 943,849 warrants to purchase our common shares, and (iii) the issuance and sale of up to 943,849 of our common shares issuable upon the exercise of the warrants.
     The common shares and warrants offered for resale by this prospectus are offered for the accounts of the current holders of such common shares and warrants, whom we refer to as the selling holders. The selling holders may sell, on a continuous basis, the common shares, the warrants and the common shares issuable upon exercise of the warrants directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. The common shares and warrants may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, prices related to prevailing market prices, varying prices determined at the time of sale or negotiated prices. This offering is occurring pursuant to Rule 415 under the Securities Act of 1933. We will update the information in this prospectus to reflect any material changes occurring prior to the completion of this offering.
     We will not receive any of the proceeds from the common shares or warrants sold by the selling holders. We will, however, receive cash consideration equal to the exercise price of $15.00 per warrant in connection with the exercise of the warrants. We anticipate that the exercise of warrants will not occur unless the market value of our common shares exceeds the exercise price per warrant. We have agreed to bear specific expenses in connection with the registration and sale of the common shares and warrants being offered by the selling holders.
     Our common shares are listed on the New York Stock Exchange under the symbol “TTO.” On ________, 2008, the last reported sale price of our common shares on the New York Stock Exchange was $____. We do not intend to apply to list the warrants on any national securities exchange or the Nasdaq National Market. There can be no assurance that an active public market for the warrants will develop, or if such a market develops, it will be maintained.
     Investing in our common shares and warrants involves risks, including the risk of leverage, that are described in the “Risk Factors” section of this prospectus beginning on page 17.
     Please read this prospectus before investing, and keep it for future reference. The prospectus contains important information about us that a prospective investor should know before investing in our common shares or warrants. Shares of closed-end management investment companies have in the past frequently traded at a discount to their net asset value. If our common shares trade at a discount to net asset value, it may increase the risk of loss for purchasers in this offering.
     We are required to file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. This information is available free of charge by contacting us at 11550 Ash Street, Suite 300, Leawood, Kansas 66211 or by telephone at 1-866-362-9331 or on our website at www.tortoiseadvisors.com/tto.cfm. The Securities and Exchange Commission also maintains a website at www.sec.gov that contains such information. Information posted to our website is not incorporated by reference into this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission have approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is ______, 2008.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information or to make any representations not contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. We will update the information in this prospectus to reflect any material changes occurring prior to the completion of this offering.

i

PROSPECTUS SUMMARY
     This summary may not contain all of the information that you may want to consider. You should read carefully the information set forth under “Risk Factors” and other information included in this prospectus. The following summary is qualified by the more detailed information and financial statements appearing elsewhere in this prospectus. Except where the context suggests otherwise, the terms “we,” “us,” “our,” “the Company” and “Tortoise Capital” refer to Tortoise Capital Resources Corporation and its subsidiaries; “Tortoise Capital Advisors” and “the Adviser” refer to Tortoise Capital Advisors, L.L.C.
The Company
     We invest primarily in privately-held and micro-cap public energy companies focused on the midstream and downstream segments, and to a lesser extent the upstream segment of the U.S. energy infrastructure sector. We believe companies in the energy infrastructure sector generally produce stable cash flows as a result of their fee-based revenues and limited exposure to the risks associated with changes in commodity prices. Our goal is to provide our stockholders with a high level of total return, with an emphasis on dividends and dividend growth. We invest primarily in the equity securities of companies that we expect to pay us distributions on a current basis and provide us distribution growth. These securities will generally be limited partner interests, including interests in master limited partnerships (“MLPs”), and limited liability company interests, and may also include, among others, general partner interests, common and preferred stock, convertible securities, warrants and depository receipts of companies that are organized as corporations, limited partnerships or limited liability companies. We may also invest in the securities of entities formed as joint ventures with companies in the energy infrastructure sector to spin off assets deemed to be better suited for ownership through a separate entity or to construct projects involving new energy infrastructure assets, referred to as greenfield projects.
     Unlike most investment companies, we have not elected, and do not intend to elect, to be treated as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). Therefore, we are, and intend to continue to be, obligated to pay federal and applicable state corporate income taxes on our taxable income.
     Companies in the midstream segment of the energy infrastructure sector engage in the business of transporting, processing or storing natural gas, natural gas liquids, coal, crude oil, refined petroleum products and renewable energy resources. Companies in the downstream segment of the energy infrastructure sector engage in distributing or marketing such commodities and companies in the upstream segment of the energy infrastructure sector engage in exploring, developing, managing or producing such commodities. Under normal conditions, we intend to invest at least 90% of our total assets (including assets obtained through leverage) in companies in the energy infrastructure sector. Companies in the energy infrastructure sector include (i) companies that derive a majority of their revenues from activities within the downstream, midstream and upstream segments of the energy infrastructure sector, and (ii) companies that derive a majority of their revenues from providing products or services to such companies. Our investments are expected to range between $5.0 million and $30.0 million per investment, although investment sizes may be smaller or larger than this targeted range.
     As of May 31, 2008, we have invested a total of $156.4 million in 13 portfolio companies in the U.S. energy infrastructure sector. Of the $156.4 million, we have invested $108.6 million in the midstream and downstream segments of the U.S. energy infrastructure sector, $25.6 million in the upstream segment of the U.S. energy infrastructure sector and $22.2 million in other segments of the U.S. energy infrastructure sector.
     The following table summarizes our investments in portfolio companies as of May 31, 2008. Eagle Rock Energy Partners, L.P., EV Energy Partners, L.P. and Legacy Reserves L.P. are publicly-traded.

Name of Portfolio	Nature of its	Securities	Amount Invested	Fair Market Value		Current
Company (Segment)	Principal Business	Held by Us	(in millions)	(in millions)		Yield(1)
Abraxas Energy Partners, L.P. (Upstream)	Natural gas and oil exploitation and development in the Delaware and Gulf Coast Basins of Texas, Rockies and mid-continent region of the U.S.	Common Units	$7.5	$7.4		9.6%
Eagle Rock Energy Partners, L.P. (Upstream/Midstream)(2)	Gatherer and processor of natural gas in north and east Texas and Louisiana and producer and developer of upstream assets located in 17 states	Common Units	12.1	11.4		8.7%
EV Energy Partners, L.P. (Upstream)	Acquirer, producer and developer of oil and gas properties	Common Units	7.5	6.8		7.2%
High Sierra Energy, LP (Midstream)	Marketer, processor and transporter of hydrocarbons with operations primarily in Colorado, Wyoming and Florida	Common Units	24.8	27.3		9.8%
High Sierra Energy GP, LLC (Midstream)(3)	General Partner of High Sierra Energy, LP	GP Interest	2.0	2.8		2.3%
International Resource Partners LP (Coal)	Operator of both metallurgical and steam coal mines in Central Appalachia	Class A Units	10.0	10.4		8.0%
Legacy Reserves LP (Upstream)	Oil and natural gas exploitation and development in the Permian Basin	Limited Partner Units	4.5	6.1		11.5%
LONESTAR Midstream Partners, LP (Midstream)(4)	Gatherer and processor of natural gas in six counties in Texas	Class A Units	24.9	26.2		8.4%
LSMP GP, LP (Midstream)(4)	Indirectly owns General Partner of LONESTAR Midstream Partners, LP	GP LP Units	0.5	1.7		1.6%
Millennium Midstream Partners, LP (Midstream)	Gatherer and processor of natural gas in Texas, Louisiana and offshore Gulf of Mexico	Class A Common Units and Incentive Distribution Rights	17.5	20.5		9.1%
Mowood, LLC (Downstream)(5)	Natural gas distribution in central Missouri and landfill gas to energy projects	Equity Interest Subordinated Debt	3.5 7.1	4.1 7.1	10.0 12.0	% %
Quest Midstream Partners, L.P. (Midstream)	Operator of natural gas gathering pipelines in the Cherokee Basin and interstate natural gas transmission pipelines in Oklahoma, Kansas and Missouri	Common Units	22.2	20.1		9.0%
VantaCore Partners LP (Aggregate)	Acquirer and operator of aggregate companies, with quarry and asphalt operations in Clarksville, Tennessee	Common Units and Incentive Distribution Rights	8.5	10.0		10.0%
		Secured Credit Facility(6)	3.8	3.8		8.2%

			$156.4	$165.7

(1)	The current yield has been calculated by annualizing the most recent distribution and dividing by the amount invested in the underlying security. Actual distributions to us are based on each company’s available cash flow and are subject to change.

(2)	Segment classification revised in quarter ended May 31, 2008 to 50% upstream and 50% downstream to reflect the company’s current profile.

(3)	Includes original purchase of 3 percent equity interest, sale of 0.6274 percent equity interest in July 2007 and subsequent capital calls.

(4)	Distributions are paid-in-kind.

(5)	Represents an equity distribution on our invested capital. We expect that, pending cash availability, such equity distributions will recur on a quarterly basis at or above such yield.

(6)	Variable interest rate.

     We are an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company (a “BDC”) under the Investment Company Act of 1940 (the “1940 Act”). As a BDC, we are subject to numerous regulations and restrictions. See “Regulation.” Unlike most investment companies, we have not elected, and do not intend to elect, to be treated as a RIC under the Code. Therefore we are, and intend to continue to be, obligated to pay federal and applicable state corporate income taxes on our taxable income. See “Certain U.S. Federal Income Tax Considerations — Taxation of U.S. Stockholders.”
Our Adviser
     We are managed by Tortoise Capital Advisors, a registered investment adviser specializing in the energy sector that had approximately $2.7 billion of assets under management as of June 30, 2008, including the assets of three other publicly traded closed-end management investment companies. Our Adviser’s aggregate managed capital is among the largest of investment advisors managing closed-end management investment companies focused on the energy sector. Our Adviser also manages the investments of Tortoise Energy Infrastructure Corporation (“TYG”), Tortoise Energy Capital Corporation (“TYY”), Tortoise North American Energy Corporation (“TYN”), Tortoise Total Return Fund, LLC (“TTRF”) and Tortoise Gas and Oil Corporation (“TGOC”). TYG is a publicly-traded, non-diversified, closed-end management investment company focused primarily on investing in MLPs in the midstream segment of the energy infrastructure sector. TYY is a publicly-traded, non-diversified, closed-end management investment company focused primarily on investing in MLPs in the midstream segment of the energy infrastructure sector. TYN is a publicly-traded, non-diversified, closed-end management investment company focused primarily on investing in publicly traded Canadian upstream royalty trusts and midstream and downstream income trusts, and publicly traded U.S. MLPs. TTRF is a privately held, closed-end management investment company targeted at institutional investors and focused primarily on investing in MLPs in the midstream segment of the energy infrastructure sector. TGOC is a privately held, closed-end management investment company focused primarily on investing in companies in the upstream and midstream gas and oil segments of the energy sector. Our Adviser has limited experience managing a BDC, which is subject to different regulations than the other closed-end management investment companies managed by our Adviser.
     Our Adviser has 32 full time employees. Six of our Adviser’s investment professionals are responsible for the origination, negotiation, structuring and managing of our investments. These six investment professionals have approximately 120 years of combined experience in energy, leveraged finance, investment banking and private equity investing. Each of our Adviser’s investment decisions will be reviewed and approved by its investment committee, which also acts as the investment committee for TYG, TYY, TYN, TTRF and TGOC.

If TYG, TYY, TYN, TTRF or TGOC were ever to target investment opportunities similar to ours, our Adviser intends to allocate investment opportunities in a fair and equitable manner consistent with our investment objective and strategies and in accordance with written allocation policies and procedures of our Adviser, so that we will not be disadvantaged in relation to any other client. See “Risk Factors — Risks Related to Our Operations.”
     Our Adviser has retained Kenmont Investments Management, L.P. (“Kenmont”) as a sub-adviser. Kenmont is a Houston, Texas based registered investment adviser with experience investing in privately-held and public companies in the U.S. energy and power sectors. Kenmont provides additional contacts to us and enhances our number and range of potential investment opportunities. The principals of Kenmont have collectively created and managed private equity portfolios in excess of $1.5 billion and have over 50 years of experience working for investment banks, commercial banks, accounting firms, operating companies and money management firms. Kenmont has no prior experience managing a BDC. Our Adviser compensates Kenmont for the services it provides to us. Our Adviser also indemnifies and holds us harmless from any obligation to pay or reimburse Kenmont for any fees or expenses incurred by Kenmont in providing such services to us. Entities managed by Kenmont own approximately 7.5% of our outstanding common shares and warrants to purchase an additional 281,666 of our common shares.
U.S. Energy Infrastructure Sector Focus
     We pursue our investment objective by investing principally in a portfolio of privately-held and micro-cap public companies in the energy infrastructure sector. We focus our investments in the midstream and downstream segments, and to a lesser extent in the upstream segment, of the energy infrastructure sector. We also intend to allocate our investments among asset types and geographic regions within the United States.
     We believe that the midstream and downstream segments of the energy infrastructure sector will provide attractive investment opportunities as a result of the following factors:
•	Strong Supply and Demand Fundamentals. The U.S. is the largest consumer of crude oil and natural gas products, the third largest producer of crude oil and the second largest producer of natural gas products in the world. The United States Department of Energy’s Energy Information Administration, or EIA, projects that domestic natural gas and refined petroleum products consumption will increase annually by 0.8% and 1.1%, respectively, through 2030.

•	Substantial Capital Requirements. We believe, based on industry sources, that approximately $20 billion of capital was invested by the midstream segment of the U.S. energy infrastructure sector during 2006 and that additional capital expenditures will occur in the future. We also believe that existing downstream infrastructure will require new capital investment to maintain an aging asset base, as well as to upgrade the asset base to respond to the evolution of supply and environmental regulations.

•	Substantial Asset Ownership Realignment. We believe that in the midstream and downstream segments of the U.S. energy infrastructure sector, the acquisition and divestiture market has averaged approximately $34 billion of annual transactions between 2001 and 2006 and that such activity, particularly in the midstream segment, will continue. We also believe that the substantial number of domestic companies in the downstream segment of the U.S. energy infrastructure sector provides for attractive consolidation opportunities.

•	Renewable Energy Resources Opportunities. We believe that the demand for project financing relating to renewable energy resources will continue to grow and provide investment opportunities consistent with our investment objective.

     Although not part of our core focus, we believe the upstream segment of the energy infrastructure sector will benefit from strong long-term demand fundamentals and will provide attractive investment opportunities.

Market Opportunity
     We believe the environment for investing in privately-held and micro-cap public companies in the energy infrastructure sector is attractive for the following reasons:
•	Increased Demand Among Small and Middle Market Private Companies for Capital. We believe many private and micro-cap public companies have faced increased difficulty accessing the capital markets due to a continuing preference by investors for issuances in larger companies with more liquid securities. Such difficulties have been magnified in asset-focused and capital intensive industries such as the energy infrastructure sector. We believe that the U.S. energy infrastructure sector’s high level of projected capital expenditures and continuing acquisition and divestiture activity will provide us with numerous attractive investment opportunities.

•	Finance Market for Small and Middle Market Energy Companies is Underserved by Many Capital Providers. We believe that many lenders have, in recent years, de-emphasized their service and product offerings to small and middle market energy companies in favor of lending to large corporate clients and managing capital markets transactions. We believe, in addition, that many capital providers lack the necessary technical expertise to evaluate the quality of the underlying assets of small and middle market private companies and micro-cap public companies in the energy infrastructure sector and lack a network of relationships with such companies.

•	Attractive Companies with Limited Access to Other Capital. We believe there are, and will continue to be, attractive companies that will benefit from private equity investments prior to a public offering of their equity, whether as an MLP or otherwise. We also believe that there are a number of companies in the midstream and downstream segments of the U.S. energy infrastructure sector with the same stable cash flow characteristics as those being acquired by MLPs or funded by private equity capital in anticipation of contribution to an MLP. We believe that many such companies are not being acquired by MLPs or attracting private equity capital because they do not produce income that qualifies for inclusion in an MLP pursuant to the applicable U.S. Federal income tax laws, are perceived by such investors as too small, or are in areas of the midstream energy infrastructure segment in which most MLPs do not have specific expertise. We believe that these companies represent attractive investment candidates for us.
Competitive Advantages
     We believe that we are well positioned to meet the financing needs of companies within the U.S. energy infrastructure sector for the following reasons:

•	Existing Investment Platform and Focus on the Energy Infrastructure Sector. We believe that our Adviser’s current investment platform provides us with significant advantages in sourcing, evaluating, executing and managing investments. Our Adviser specializes in the energy sector and had approximately $2.7 billion of assets under management as of June 30, 2008, including the assets of three other publicly traded closed-end management investment companies. Our Adviser created the first publicly traded closed-end management investment company focused primarily on investing in MLPs involved in the energy infrastructure sector, and its aggregate managed capital is among the largest of those closed-end management investment company advisors focused on the energy infrastructure sector.

•	Experienced Management Team. The members of our Adviser’s investment committee have an average of over 20 years of financial investment experience. Our Adviser’s six investment professionals are responsible for the structuring and managing of our investments and have approximately 120 years of combined experience in energy, leveraged finance, investment banking and private equity investing. We believe that the members of our Adviser’s investment committee and the Adviser’s investment professionals have developed strong reputations in the capital markets, particularly in the energy infrastructure sector, that we believe affords us a competitive advantage in identifying and investing in energy infrastructure companies.
•	Disciplined Investment Philosophy. In making its investment decisions, our Adviser intends to continue the disciplined investment approach that it has used since its founding. That investment approach emphasizes current income with the potential for enhanced returns through dividend growth, capital appreciation, low volatility and minimization of downside risk. Our Adviser’s investment process involves an assessment of the overall attractiveness of the specific subsector of the energy infrastructure sector in which a prospective portfolio company is involved; such company’s specific competitive position within that subsector; potential commodity price, supply and demand and regulatory concerns; the stability and potential growth of the prospective portfolio company’s cash flows; the prospective portfolio company’s management track record and incentive structure and our Adviser’s ability to structure an attractive investment.
•	Flexible Transaction Structuring. We are not subject to many of the regulatory limitations that govern traditional lending institutions such as commercial banks. As a result, we can be flexible in structuring investments and selecting the types of securities in which we invest. Our Adviser’s investment professionals have substantial experience in structuring investments that balance the needs of energy infrastructure companies with appropriate risk control.
•	Extended Investment Horizon. Unlike private equity and venture capital funds, we are not subject to standard periodic capital return requirements. These provisions often force private equity and venture capital funds to seek quicker returns on their investments through mergers, public equity offerings or other liquidity events than may otherwise be desirable, potentially resulting in both a lower overall return to investors and an adverse impact on their portfolio companies. We believe our flexibility to make investments with a long-term view and without the capital return requirements of traditional private investment funds enhances our ability to generate attractive returns on invested capital.
Targeted Investment Characteristics
     We anticipate that our targeted investments will have the following characteristics:
•	Long-Life Assets with Stable Cash Flows and Limited Commodity Price Sensitivity. We anticipate that most of our investments will be made in companies with assets having the potential to generate stable cash flows over long periods of time. We intend to invest a portion of our assets in companies that own and operate assets with long useful lives and that generate cash flows by providing critical services primarily to the producers or end-users of energy. We expect to limit the direct exposure to energy commodity price risk in our portfolio. We intend to target companies that have a majority of their cash flows generated by contractual obligations.

•	Experienced Management Teams with Energy Infrastructure Focus. We target investments in companies with management teams that have a track record of success and that often have substantial knowledge and focus in particular segments of the energy infrastructure sector or with certain types of assets. We expect that our management team’s extensive experience and network of business relationships in the energy infrastructure sector will allow us to identify and attract portfolio company management teams that meet these criteria.

•	Fixed Asset-Intensive Investments. We anticipate that most of our investments will be made in companies with a relatively significant base of fixed assets that we believe will provide for reduced downside risk compared to making investments in companies with lower relative fixed asset levels. As fixed asset-intensive companies typically have less variable cost requirements, we expect they will generate attractive cash flow growth even with limited demand-driven or supply-driven growth.

•	Limited Technological Risk. We do not intend to target investment opportunities involving the application of new technologies or significant geological, drilling or development risk.

•	Exit Opportunities. We focus our investments on prospective portfolio companies that we believe will generate a steady stream of cash flow to generate returns on our investments as well as allow such companies to reinvest in their respective businesses. We expect that such internally generated cash flow will lead to distributions or the repayment of the principal of our investments in portfolio companies and will be a key means by which we monetize our investments over time. In addition, we seek to invest in companies whose business models and expected future cash flows offer attractive exit possibilities. These companies include candidates for strategic acquisition by other industry participants and companies that may repay, or provide liquidity for, our investments through an initial public offering of common stock or other capital markets transactions. We believe our Adviser’s investment experience will help us identify such companies.
Corporate Information
     Our offices are located at 11550 Ash Street, Suite 300, Leawood, Kansas 66211, our telephone number is 1-866-362-9331 and our website is www.tortoiseadvisors.com/tto.cfm. Information posted to our website should not be considered part of this prospectus.

THE OFFERING

Common shares offered by selling holders	Up to 3,974,018 of our common shares, including 943,849 shares issuable to the selling holders pursuant to outstanding warrants.

Common shares outstanding after this offering	Up to of our common shares, including 943,849 shares issuable to the selling holders pursuant to outstanding warrants. See “Description of Capital Stock.”

Warrants offered by selling holders	Up to 943,849 warrants.

Exercisability of Warrants	The warrants are exercisable at any time or from time to time until their expiration date. During any period when this shelf registration statement is not effective, U.S. holders of our warrants will not be able to exercise their warrants unless they are an “accredited investor,” as defined in the Securities Act, and make certain representations to us in connection with their exercise. We cannot assure you that we will be able to keep this shelf registration statement continuously effective until all of the warrants have been exercised or expired. Common shares issued upon exercise of the warrants at a time when the shelf registration statement is not effective will be “restricted securities” for purposes of Rule 144 under the Securities Act and will be subject to restrictions on transfer. See “Risk Factors – Risks Related to this Offering.”

Expiration Date of Warrants	February 6, 2013.

Exercise Price of Warrants	Each warrant entitles the holder thereof to purchase one common share at $15.00 per share.

Listing of Common Shares and Warrants	Our common shares are listed on the New York Stock Exchange under the symbol “TTO.” Currently, no public market exists for our warrants. We do not intend to apply to list the warrants on any national securities exchange or the Nasdaq National Market. There can be no assurance that an active public market for the warrants will develop, or if such a market develops, it will be maintained.

Use of proceeds	We will not receive any proceeds from the sale of the common shares or warrants by the selling holders. However, upon any exercise of the warrants, we will receive cash consideration equal to the exercise price of $15.00 per warrant. We anticipate that the exercise of warrants will not occur unless the market value of our common shares exceeds the exercise price per warrant. We anticipate that proceeds received by us from the exercise of the warrants, if any, will be used to retire all or a portion of our outstanding balance under our secured credit facility with any remainder used to fund investments in prospective portfolio companies in accordance with our investment objective and strategies described in this prospectus, and for temporary working capital needs. Pending such uses and investments, we expect to invest the net proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment. See “Use of Proceeds.”

Regulatory status	We have elected to be regulated as a BDC under the 1940 Act. See “Election to Be Regulated as a Business Development Company.”

Distributions	We intend, subject to adjustment at the discretion of our board of directors, each quarter to pay out substantially all of the amounts we receive as recurring cash or paid-in-kind distributions on equity securities we own and interest payments on debt securities we own, less current or anticipated operating expenses, current income taxes on our income and our leverage costs. On February 11, 2008, our Board of Directors declared and on March 3, 2008 we paid, a $0.25 per share distribution to stockholders of record on February 21, 2008. On May 12, 2008, our Board of Directors declared, and on June 2, 2008 we paid, a $0.2625 per share distribution to stockholders of record on May 22, 2008. See “Price Range of Common Shares and Distributions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Determining Distributions to Stockholders.”

Taxation	Unlike most investment companies, we have not elected, and do not intend to elect, to be treated as a RIC under the Code. Therefore, we are, and intend to continue to be, obligated to pay federal and applicable state corporate income taxes on our taxable income. As a result of not electing to be treated as a RIC, we are not subject to the Code’s diversification rules limiting the assets in which a RIC can invest. In addition, we are not subject to the Code’s restrictions on the types of income that a RIC can recognize without adversely affecting its election to be treated as a RIC, allowing us the ability to invest in operating entities treated as partnerships under the Code, which we believe provide attractive investment opportunities. Finally, unlike RICs, we are not effectively required by the Code to distribute substantially all of our income and capital gains. Distributions on the common shares will be treated first as taxable dividend income to the extent of our current or accumulated earnings and profits, then as a tax free return of capital to the extent of a stockholder’s tax basis in the common shares, and last as capital gain. We anticipate that the distributed cash from our portfolio investments in entities treated as partnerships for tax purposes will exceed our share of taxable income from those portfolio investments. Thus, we anticipate that only a portion of distributions we make on the common shares will be treated as taxable dividend income to our stockholders. If you are an individual citizen or resident of the United States or a United States estate or trust for U.S. federal income tax purposes and meet certain holding period and other applicable requirements, the portion of such distributions treated as taxable dividend income will be “qualified dividend income” currently subject to a maximum 15% U.S. federal income tax rate. See “Certain U.S. Federal Income Tax Considerations — Taxation of U.S. Stockholders.”

Investment adviser	Tortoise Capital Advisors, a Delaware limited liability company and registered investment adviser, serves as our investment adviser. See “Portfolio Management,” “Management” and “Adviser.”

Fees	Pursuant to our investment advisory agreement, we pay our Adviser a fee consisting of two components — a base management fee and an incentive fee. The base management fee commenced on December 8, 2005, is paid quarterly in arrears, and is equal to 0.375% (1.5% annualized) of our average monthly Managed Assets (our total assets, including any assets purchased with or attributable to any borrowed funds, minus accrued liabilities other than (1) deferred taxes and (2) debt entered into for the purpose of leverage).

In November 2007, our Adviser agreed to reimburse us an amount equal to 0.25% of our average monthly Managed Assets on a quarterly basis beginning September 1, 2007 and ending December 31, 2008.

The incentive fee payable to our Adviser consists of two parts. The first part, the investment income fee, is calculated and payable quarterly in arrears and will equal 15% of the excess, if any, of our net investment income for the quarter over a quarterly hurdle rate equal to 2% (8% annualized) of our average monthly net assets.

The second part of the incentive fee, the capital gains fee, will be determined and payable in arrears as of the end of each fiscal year (or, upon termination of the investment advisory agreement, as of the termination date), and will equal (i) 15% of (a) our net realized capital gains on a cumulative basis from the commencement of our operations on December 8, 2005 to the end of each fiscal year, less (b) any unrealized capital depreciation at the end of such fiscal year, less (ii) the aggregate amount of all capital gains fees paid to our Adviser in prior years. The provision for capital gains incentive fees results from the increase in fair value and unrealized appreciation on investments. Pursuant to the investment advisory agreement, the capital gains incentive fee is paid annually only if there are realization events and only if the calculation defined in the agreement results in an amount due. As of November 30, 2007, no capital gains fee payments were made, or were due to, our Adviser.

Our Adviser also agreed to terminate its right to receive the capital gains incentive fee described above, to the extent such fee would be due as to that portion of any scheduled periodic distributions made possible by the normally recurring cash flow from the operations of our portfolio companies (“Expected Distributions”) that is characterized by us as a return of capital for book purposes. This does not apply to any portion of any distribution from a portfolio company that is not an Expected Distribution.

See “Adviser — Investment Advisory Agreement,” which also contains a discussion of our expenses.

Sub-adviser	Kenmont Investment Management, L.P. serves as our sub-adviser. Kenmont is a Houston, Texas based registered investment adviser with experience investing in privately-held and public companies in the U.S. energy and power sectors. Pursuant to the sub-advisory agreement between Kenmont and our Adviser, our Adviser pays Kenmont a portion of the fee it receives from us. See “Adviser — Sub-Adviser Arrangement.”

Leverage	We have and may borrow funds to make investments, and we have and may grant a security interest in our assets in connection with such borrowings, including any borrowings by any of our subsidiaries. We use this practice, which is known as “leverage,” to attempt to increase returns to our stockholders. However, leverage involves significant risks and the costs of any leverage transactions will be borne by our stockholders. See “Risk Factors.” With certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. The amount of leverage that we may employ will depend on our assessment of market conditions and other factors at the time of any proposed borrowing.

We have a $50 million secured revolving credit facility with U.S. Bank National Association, as lender, agent and lead arranger, First National Bank of Kansas and Wells Fargo Bank, N.A. The credit facility terminates on March 20, 2009. As of June 30, 2008, we had an outstanding balance of approximately $36.5 million under the credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “Management’s Discussion and Analysis of Financial Conditions and Result of Operations — Borrowings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Senior Securities.”

Dividend reinvestment plan	We have an “opt out” dividend reinvestment plan. As a result, if we declare a distribution, stockholders’ cash distributions will be automatically reinvested in additional common shares, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash distributions. Stockholders who receive distributions in the form of common shares will generally be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash. See “Dividend Reinvestment Plan” and “Certain U.S. Federal Income Tax Considerations — Taxation of U.S. Stockholders.”

Trading at a discount	Shares of closed-end investment companies frequently trade at a discount to their net asset value. The possibility that our common shares may trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline. Our net asset value immediately following this offering will reflect reductions resulting from the amount of the offering expenses paid. This risk may have a greater effect on investors expecting to sell their shares soon after completion of this offering. We generally may not issue additional common shares at a price below our net asset value (net of any sales load (underwriting discount)) without first obtaining approval of our stockholders and board of directors. See “Determination of Net Asset Value — Determinations in Connection with Offerings.” We cannot predict whether our common shares will trade above, at, or below net asset value.

Dilution	The issuance of additional common shares upon the exercise of the warrants registered for resale by this prospectus, if the warrants are exercised at a time when the exercise price of $15.00 per warrant is less than the net asset value per share of our common shares, will have a dilutive effect on the value of our common shares.

Anti-takeover provisions	Our board of directors is divided into three classes of directors serving staggered three-year terms. This structure is intended to provide us with a greater likelihood of continuity of management, which may be necessary for us to realize the full value of our investments. A staggered board of directors also may deter hostile takeovers or proxy contests, as may certain provisions of Maryland law, our Charter or Bylaws or other measures adopted by us. These provisions or measures also may limit the ability of our stockholders to sell their shares at a premium over then-current market prices by discouraging a third party from seeking to obtain control of us. See “Certain Provisions of Our Charter and Bylaws and the Maryland General Corporation Law.”

Risk factors	Investing in our common shares or warrants involves certain risks relating to our structure and our investment objective that you should consider before deciding whether to invest in our common shares and warrants. In addition, we expect that our portfolio will consist primarily of securities issued by privately-held energy infrastructure companies. These investments may involve a high degree of business and financial risk, and they are generally illiquid. Our portfolio companies typically will require additional outside capital beyond our investment in order to succeed. A large number of entities compete for the same kind of investment opportunities as we seek. We borrow funds to make our investments in portfolio companies. As a result, we are and will be exposed to the risks of leverage, which may be considered a speculative investment technique. Borrowings magnify the potential for gain and loss on amounts invested and, therefore, increase the risks associated with investing in our common shares and warrants.

Also, we are subject to certain risks associated with valuing our portfolio, changing interest rates, accessing additional capital, fluctuating quarterly results and operating in a regulated environment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding whether to invest in our common shares.

Available information	We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form N-2, including any amendments thereto and related exhibits, under the Securities Act of 1933, which we refer to as the

Securities Act, with respect to our common shares offered by this prospectus. The registration statement contains additional information about us and our common shares and warrants being offered by this prospectus.

Our common shares are registered under the Securities Exchange Act of 1934, which we refer to as the Exchange Act, and we are required to file reports, proxy statements and other information with the SEC. This information may be obtained free of charge by contacting us at 11550 Ash Street, Suite 300, Leawood, Kansas 66211 or by telephone at 1-866-362-9331 or on our website at www.tortoiseadvisors.com/tto.cfm and is also available at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website, at http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, including us, that file documents electronically with the SEC. Information posted to our website is not incorporated by reference into this prospectus.

FEES AND EXPENSES
     The following table is intended to assist you in understanding the various costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that the percentages in the table below indicating annual expenses are estimates and may vary.
Stockholder transaction expenses (as a percentage of net assets attributable to common shares):

Sales load	0.00%
Offering expenses	0.00	%(1)

Dividend reinvestment plan expenses	0.00	%(2)

Total stockholder transaction expenses paid	0.00%
Annual expenses following this offering (as a percentage of net assets attributable to common shares)(3):
Management fee and capital gain incentive fee	2.27	%(4)
Leverage costs	1.17	%(5)
Other expenses	0.85	%(6)

Current income tax expense	—	%(7)
Deferred income tax expense	3.24	%(8)
Total annual expenses	7.53	%(9)
Less expense reimbursment	(0.34	)%(10)
Net annual expenses	7.19	%(9)
Example
     The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common shares. These amounts are based upon payment of annual operating expenses at the levels set forth in the table above except as indicated below.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return (11(12)	$77	$229	$371	$691

     The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. Moreover, while the example assumes, as required by the applicable rules of the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. A 5% annual return will not require payment of an incentive fee to our Adviser based on Net Investment Income, and thus no income incentive fee is included in this example. A 5% annual return may not, depending on the percentage of such return comprised of capital gains, require payment of a capital gains incentive fee to our Adviser. We have assumed the entire 5% annual return is comprised of capital gains and thus included a capital gains incentive fee in this example. See “Adviser — Examples of Quarterly Incentive Fee Calculation” for additional information concerning incentive fee calculations. In addition, while the example assumes reinvestment of all distributions at net asset value, participants in our dividend reinvestment plan may receive common shares valued at the market price in effect at that time. This price may be at, above or below net asset value. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

(1)	If the securities to which this prospectus relates are sold to or through underwriters, the prospectus supplement will set forth any applicable sales load, the estimated offering expenses borne by us and a revised expense table.

(2)	The expenses associated with the administration of our dividend reinvestment plan are included in “Other expenses.” The participants in our dividend reinvestment plan will pay a pro rata share of brokerage commissions incurred with respect to open market purchases, if any, made by the Plan Agent under the Plan. For more details about the plan, see “Dividend Reinvestment Plan.”

(3)	“Net assets attributable to common shares” equals net assets (i.e., total assets less total liabilities) of (i) approximately $121.5 million at May 31, 2008, and (ii) reflecting leverage of approximately $33.8 million determined using the assumptions set forth in footnote (5) below.

(4)	Although our management fee is 1.5% (annualized) of our average monthly Managed Assets, the table above reflects expenses as a percentage of net assets. Managed Assets means total assets (including any assets purchased with any borrowed funds) minus accrued liabilities other than (i) deferred taxes and (ii) debt entered into for the purpose of leverage. Net assets is Managed Assets minus deferred taxes, debt entered into for the purposes of leverage and the aggregate liquidation preference of any outstanding preferred shares. See “Adviser — Investment Advisory Agreement — Management Fee.”

We pay our Adviser a fee consisting of two components — a base management fee and an incentive fee. The base management fee is paid quarterly in arrears and is equal to 0.375% (1.5% annualized) of our average monthly Managed Assets for such quarter. The incentive fee consists of two parts. The first part, the investment income fee, is calculated and payable quarterly in arrears and will equal 15% of the excess, if any, of our Net Investment Income for the fiscal quarter over a quarterly hurdle rate equal to 2% (8% annualized) of our average monthly Net Assets for the quarter. For purposes of calculating the investment income fee, “Net Investment Income” means interest income (including accrued interest that we have not yet received in cash), dividend and distribution income from equity investments (but excluding that portion of cash distributions that are treated as return of capital), and any other income (including any fees such as commitment, origination, syndication, structuring, diligence, monitoring, and consulting fees or other fees that we receive from portfolio companies) accrued during the fiscal quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable by us, any interest expense, any accrued income taxes related to Net Investment Income and dividends paid on issued and outstanding preferred stock, if any, but excluding the incentive fees payable to our Adviser). No investment income fee was paid or earned prior to December 8, 2006. The second part of the incentive fee, the capital gains fee, will be determined and payable in arrears as of the end of each fiscal year (or upon termination of the investment advisory agreement, as of the termination date), and will equal (i) 15% of (a) our net realized capital gains, excluding the impact of current and deferred income taxes, on a cumulative basis from the commencement of our operations on December 8, 2005 to the end of each fiscal year, less (b) any unrealized capital depreciation, excluding the impact of deferred income taxes, at the end of such fiscal year, less (ii) the aggregate amount of all capital gains fees paid to our Adviser in prior years. During the fiscal year ended November 30, 2007, we accrued $307,611 as a provision for capital gains incentive fees (net of $1,326,001 which represents the portion of the capital gains incentive fee attributable to expected distributions that were characterized by the Company as return of capital for book purposes and terminated as described below). The provision for capital gains incentive fees resulted from the increase in fair value and unrealized appreciation on investments. Pursuant to the Advisory Agreement, the capital gains incentive fee is paid annually only if there are realization events and only if the calculation defined in the agreement results in an amount due. We may have capital gains and interest income that could result in the payment of an incentive fee to our Adviser in the first year after completion of this offering. Although we cannot predict whether we will meet the necessary performance targets, we have assumed $307,611 as a provision for capital gains incentive fees in this table.

In November 2007, our Adviser agreed to reimburse us an amount equal to 0.25% of our average monthly Managed Assets on a quarterly basis beginning September 1, 2007 and ending December 31, 2008. The Adviser also agreed to terminate its right to receive the capital gains incentive fee described above, to the extent such fee would be due as to that portion of any scheduled periodic distributions made possible by the normally recurring cash flow from the operations of our portfolio companies (“Expected Distributions”) that is characterized by us as a return of capital for book purposes. This does not apply to any portion of any distribution from a portfolio company that is not an Expected Distribution.

(5)	Leverage Costs in the table reflect our borrowings and rates payable thereon as of May 31, 2008. As of May 31, 2008 we had an outstanding balance of approximately $33.8 million under our secured credit facility. The funds we borrow under the credit facility accrue interest at a rate equal to 1.75% plus the one month LIBOR quoted by U.S. Bank from Telerate Page 3759, which interest rate was 4.21% as of May 31, 2008.

(6)	“Other expenses” includes our estimated overhead expenses, including payments to our transfer agent, our administrative agent and legal and accounting expenses. The holders of our common shares indirectly bear the cost associated with such other expenses.

(7)	For our fiscal year ended November 30, 2007, we accrued $261,667 in current tax benefit primarily related to net investment loss offsetting prior year net investment income. However, as we cannot predict whether we will incur current income tax benefit or expense in the future, we have assumed a current income tax expense of 0% in this table.

(8)	For our fiscal year ended November 30, 2007, we accrued $ 3,932,763 in net deferred tax expense primarily related to our net investment losses and realized and unrealized gains on investments. Deferred income tax expense represents an estimate of our potential tax liability if we were to recognize the unrealized appreciation of our portfolio assets, which occurred during the fiscal year ended November 30, 2007, based on the market value and basis of our assets as of November 30, 2007. Actual income tax expense (if any) will be incurred over many years, depending on if and when investment gains are realized, the then-current basis of assets, the level of net loss carryforwards (if any) and other factors.

(9)	The table presented above estimates what our annual expenses would be, stated as a percentage of our net assets attributable to our common shares. The table presented below, unlike the table presented above, estimates what our annual expenses would be stated as a percentage of our Managed Assets and excludes current and deferred income tax expenses. In addition, the table presented below, unlike the table presented above, excludes incentive fees as we cannot predict whether we will meet the necessary performance targets to earn such fees. As a result, our estimated total annual expenses would be as follows:

Management fee	1.50%
Leverage costs (a)	0.87%
Other expenses(b)	0.63%

Total annual expenses (excluding incentive fees and current and deferred income tax expenses)	3.00%

Less expense reimbursement(c)	(0.25)%

Net annual expenses (excluding incentive fees and current and deferred income tax expenses)	2.75%

(a)	Leverage Costs are calculated as described in footnote (5) above.

(b)	“Other expenses” includes our estimated overhead expenses, including payments to our transfer agent, our administrative agent and legal and accounting expenses. The holders of our common shares indirectly bear the cost associated with such other expenses.

(c)	Our Advisor has contractually agreed to reimburse us an amount equal to 0.25% of our average monthly Managed Assets on a quarterly basis beginning September 1, 2007 and ending December 31, 2008.

Example
     The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common shares. These amounts are based upon payment of annual operating expenses (excluding incentive fees payable under the investment advisory agreement and current and deferred income tax expenses) at the levels set forth in the table above.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$29	$92	$157	$332

(10)	Our Advisor his contractually agreed to reimburse us an amount equal to 0.25% of our average monthly Managed Assets on a quarterly basis beginning September 1, 2007 and ending December 31, 2008.

(11)	Includes deferred income tax expense, See footnote (8) above for more details.

(12)	The example does not include sales loads or estimated offering costs.

SELECTED FINANCIAL DATA
The selected financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Senior Securities” and the financial statements and related notes included in this prospectus. Financial information presented below has been derived from our financial statements audited by Ernst & Young LLP, our independent registered public accounting firm which are included herein. The historical data is not necessarily indicative of results to be expected for any future period.

		Period from
		December 8,
	Year Ended	2005
	November 30,	to November 30,
	2007	2006(1)
Statements of operations data:

Investment income	$3,034,944	$2,119,843

Base management fees (2)	2,233,670	634,989
All other expenses (3)	2,902,561	360,156

Total expenses	$5,136,231	$995,145

Less expense reimbursement by Adviser	94,181	—
Current and deferred tax expense, net	(3,671,096)	(516,055)
Net realized gain (loss) on investments before current tax benefit	260,290	(1,462)
Unrealized gain on investments before deferred tax expense	10,561,888	328,858

Increase in net assets resulting from operations	$5,143,976	$936,039

Per common share data:
Dividends and distributions to common stockholders	$0.67	$0.34
Net increase in stockholder’s equity resulting from operations
Basic and diluted	$0.66	$0.30
Net asset value	$13.76	$13.70

	November 30,	November 30,
	2007	2006
Statements of assets and liabilities data:
Short-term investments	$219,502	$5,431,414
Long-term investments	158,416,831	37,144,100
Other assets	319,052	357,498

Total assets	$158,955,385	$42,933,012
Total liabilities	37,042,419	604,610

Total net assets	$121,912,966	$42,328,402

(1)	We were incorporated on September 8, 2005, but did not commence operations until December 8, 2005.

(2)	Includes $1,926,059 accrued as base management fees payable to the Adviser under the Investment Advisory Agreement. Also includes $307,611 accrued as a provision for capital gains incentive fees payable to the Adviser (net of $1,326,001 which represents the portion of the capital gains incentive fee which was attributable to expected distributions that were characterized by the Company as return of capital for book purposes and terminated under the Expense Reimbursement and Partial Fee Waiver Agreement). The provision for capital gains incentive fees resulted from the increase in fair value and unrealized appreciation on investments. Pursuant to the Investment Advisory Agreement, the capital gains incentive fee is paid annually only if there are realization events and only if the calculation defined in the agreement results in an amount due.

(3)	Excludes current and deferred income taxes. Includes $1,094,677 in operating expenses, $847,421 interest expense on our line of credit, and $228,750 in preferred stock dividends. Also includes $731,713 of non-recurring expenses related to the loss on redemption of the previously outstanding Series A Redeemable Preferred Stock. The Series A Redeemable Preferred Stock issuance in December 2006 was utilized as bridge financing to fund portfolio investments and was fully redeemed upon completion of our initial public offering.

SELECTED QUARTERLY DATA
(Unaudited)
      The selected quarterly data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Senior Securities” and the financial statements and related notes included in this prospectus. The selected quarterly data presented below is unaudited. The historical data is not necessarily indicative of results to be expected for any future period.

	February 28,	May 31,	August 31,	November 30,	February 28,	May 31,	August 31,	November 30,	February 29,	May 31,
	2006 (1)	2006	2006	2006	2007	2007	2007	2007	2008	2008
Investment income	$403,505	$347,496	$448,124	$920,718	$391,635	$545,856	$802,674	$1,294,779	$1,105,680	$746,130

Base management fees	136,796	169,367	163,364	165,462	380,067	468,012	512,894	565,086	585,253	589,996
Capital gain incentive fees (2)	—	—	—	—	487,627	1,008,867	(170,648)	(1,018,235)	(279,665)	1,367,168
All other expenses (3)	97,926	81,929	87,010	93,291	1,233,225	207,967	523,335	938,034	748,185	698,109
Expense reimbursement by Adviser	—	—	—	—	—	—	—	(94,181)	(91,647)	(104,228)

Net expenses	$234,722	$251,296	$250,374	$258,753	$2,100,919	$1,684,846	$865,581	$390,704	$962,126	$2,551,045

Current and deferred tax benefit (expense), net	(61,100)	(34,855)	(163,679)	(256,421)	(795,916)	(2,128,190)	469,929	(1,216,919)	1,255,578	685,869
Net realized gain (loss) on investments before current tax benefit	—	—	—	(1,462)	—	13,712	—	246,578	—	—
Unrealized gain (loss) on investments before deferred tax expense	—	—	297,054	31,804	2,921,990	6,725,778	(1,137,647)	2,051,767	(3,447,707)	11,445,014

Increase (decrease) in net assets resulting from operations	$107,683	$61,345	$331,125	$435,886	$416,790	$3,472,310	$(730,625)	$1,985,501	(2,048,575)	5,976,862

Basic per share increase (decrease) in net assets resulting from operations	$0.03	$0.02	$0.11	$0.14	$0.09	$0.39	$(0.08)	$0.26	$(0.23)	$0.67

(1)	We did not commence operations until December 8, 2005. As a result, the fiscal quarter ended February 28, 2006 was not a full fiscal quarter.

(2)	Includes amounts accrued as a provision for capital gains incentive fees payable to the Adviser, net of amounts terminated under the Expense Reimbursement and Partial Fee Waiver Agreement. The provision for capital gains incentive fees resulted from the increase or decrease in fair value and unrealized appreciation or depreciation on investments. Pursuant to the Investment Advisory Agreement, the capital gains incentive fee is paid annually only if there are realization events and only if the calculation defined in the agreement results in an amount due.

(3)	The fiscal quarter ended February 28, 2007 includes $765,059 of non-recurring expenses related to the loss on redemption of the previously outstanding Series A Redeemable Preferred Stock. A portion of this amount was an estimate as of February 28, 2007. The Series A Redeemable Preferred Stock issuance was utilized as bridge financing to fund portfolio investments and was fully redeemed upon completion of the initial public offering.

FORWARD-LOOKING STATEMENTS
     The matters discussed in this prospectus, as well as in future oral and written statements by our management, that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties that could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other similar words. Important assumptions include our ability to originate new investments, achieve certain levels of return, the availability of additional capital, and the ability to maintain certain debt to asset ratios. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans or objectives will be achieved. The forward-looking statements contained in this prospectus include statements as to:
•	our future operating results;

•	our business prospects and the prospects of our existing and prospective portfolio companies;

•	the impact of investments that we expect to make;

•	our informal relationships with third parties;

•	the dependence of our future success on the general economy and the domestic energy infrastructure sector;

•	the ability of our portfolio companies to achieve their objectives;

•	our ability to make investments consistent with our investment objective, including with respect to the size, nature and terms of our investments;

•	our expected financings;

•	our regulatory structure;

•	our ability to operate as a business development company;

•	the adequacy of our cash resources and working capital and our anticipated use of proceeds;

•	the timing of cash flows, if any, from the operations of our portfolio companies; and

•	the size or growth prospects of the energy infrastructure sector or any category thereof.
     For a discussion of factors that could cause our actual results to differ from forward-looking statements contained in this prospectus, please see the discussion under “Risk Factors.” You should not place undue reliance on these forward-looking statements. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this prospectus. The forward-looking statements contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933.

RISK FACTORS
     An investment in our common shares or warrants should not constitute a complete investment program for any investor and involves a high degree of risk. Due to the uncertainty in our investments, there can be no assurance that we will achieve our investment objective. You should carefully consider the risks described below before making an investment decision.
Risks Related to Our Operations
   We have a limited operating history.
     We were incorporated in Maryland on September 8, 2005. We are subject to all of the business risks and uncertainties associated with any business, including the risk that we will not achieve our investment objective and that the value of an investment in our common shares or warrants could decline substantially.
Our Adviser will serve as investment adviser to other funds, which may create conflicts of interest not in the best interest of us or our stockholders.
     Our Adviser was formed in October 2002 and has been managing investments in portfolios of MLPs securities in the energy sector since that time, including management of the investments of TYG since February 27, 2004, TYY since May 31, 2005, TYN since October 31, 2005, TTRF since June 2007, and TGOC since July 2007. From time to time the Adviser may pursue areas of investments in which the Adviser has more limited experience.
     Our investment committee is the same for, and all of our Adviser’s employees provide services for, other funds managed by the Adviser. Our Adviser’s services under the investment advisory agreement are not exclusive, and it is free to furnish the same or similar services to other entities, including businesses that may directly or indirectly compete with us so long as its services to us are not impaired by the provision of such services to others. In addition, the other funds and private accounts managed by our Adviser may make investments similar to investments that we may pursue. Unlike the other funds managed by our Adviser (other than one of the two privately held closed-end investment companies), we generally target investments in companies that are privately-held or have capitalizations of less than $250 million, and that are earlier in their stage of development. We also focus on privately-held and micro-cap public energy companies operating in the midstream and downstream segment, and to a lesser extent the upstream segment, of the U.S. energy infrastructure sector. One of the two privately held closed-end investment companies managed by the Adviser focuses on privately-held companies and publicly traded MLPs in the upstream, and to a lesser extent the midstream, gas and oil segments of the energy sector and could contemplate an investment that falls within our investment focus. Accordingly, our Adviser and the members of its investment committee may have obligations to other investors, the fulfillment of which might not be in the best interests of us or our stockholders, and it is possible that our Adviser might allocate investment opportunities to other entities, limiting attractive investment opportunities available to us. However, our Adviser intends to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies, and in accordance with written allocation policies and procedures of our Adviser, so that we will not be disadvantaged in relation to any other client.
   We are dependent upon our Adviser’s key personnel for our future success.
     We depend on the diligence, expertise and business relationships of the senior management of our Adviser. Our Adviser’s investment professionals and senior management will evaluate, structure, close and monitor our investments. Our future success will depend on the continued service of the senior management team of our Adviser. The departure of one or more investment professionals of our Adviser could have a material adverse effect on our ability to achieve our investment objective and on the value of our common shares and warrants. We will rely on certain employees of the Adviser who will be devoting significant amounts of their time to non-Company related activities of the Adviser. To the extent employees of the Adviser who are not committed exclusively to us are unable to, or do not, devote sufficient amounts of their time and energy to our affairs, our performance may suffer.

The incentive fee payable to our Adviser may create conflicting incentives.
     The incentive fee payable by us to our Adviser may create an incentive for our Adviser to make investments on our behalf that are riskier or more speculative than would be the case in the absence of such a compensation arrangement. Because a portion of the incentive fee payable to our Adviser is calculated as a percentage of the amount of our net investment income that exceeds a hurdle rate, our Adviser may imprudently use leverage to increase the return on our investments. Under some circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our common shares. In addition, our Adviser will receive an incentive fee based, in part, upon net realized capital gains on our investments. Unlike the portion of the incentive fee based on net investment income, there is no hurdle rate applicable to the portion of the incentive fee based on net capital gains. As a result, our Adviser may have an incentive to pursue investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative or long term securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns or longer return cycles.
     We may be required to pay an incentive fee even in a fiscal quarter in which we have incurred a loss. For example, if we have pre-incentive fee net investment income above the hurdle rate and realized capital losses, we will be required to pay the investment income portion of the incentive fee.
     The investment income portion of the incentive fee payable by us will be computed and paid on income that may include interest that has been accrued but not yet received in cash, and the collection of which is uncertain or deferred. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the investment income portion of the incentive fee will become uncollectible. Our Adviser will not be required to reimburse us for any such incentive fee payments.
Our Adviser and its management have limited experience operating under the constraints imposed on us as a BDC.
      The 1940 Act imposes numerous constraints on the operations of BDCs. For example, BDCs are required to invest at least 70% of their total assets primarily in securities of private or thinly traded U.S. public companies, cash, cash equivalents, U.S. Government securities and other high quality debt investments that mature in one year or less. These constraints, among others, may hinder the Adviser’s ability to take advantage of attractive investment opportunities and to achieve our investment objective. Our Adviser’s experience operating under these constraints is limited to the period since our commencement of operations in 2005.
Because we expect to distribute substantially all of our income to our stockholders, we will continue to need additional capital to make new investments. If additional funds are unavailable or not available on favorable terms, our ability to grow and execute our business plan will be impaired.
     Our business will require a substantial amount of capital if we distribute substantially all of our income to our stockholders and we are to grow. We may acquire additional capital from the issuance of securities senior to our common shares, including additional borrowings or the issuance of additional senior securities. We may also acquire additional capital through the issuance of additional equity. However, we may not be able to raise additional capital in the future on favorable terms or at all. Our new credit facility contains a covenant precluding us from incurring additional debt. We may issue debt securities, other instruments of indebtedness or preferred stock, and we intend to borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the terms of our credit facility and the 1940 Act. The 1940 Act permits us to issue senior securities in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after each issuance of senior securities. Our ability to pay distributions or issue additional senior securities is restricted if our asset coverage ratio is not at least 200%, or put another way, the value of our assets (less all liabilities and indebtedness not represented by senior securities) must be at least twice that of any outstanding senior securities (plus the aggregate involuntary liquidation preference of any preferred stock). If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to liquidate a portion of our investments and repay a portion of our indebtedness at a time when such sales may be disadvantageous. As a result of issuing senior securities, we will also be exposed to typical risks associated with leverage, including increased risk of loss. If we issue preferred securities which will rank “senior” to our common shares in our capital structure, the holders of such preferred securities may have separate voting rights and other rights, preferences or privileges more favorable than those of our common shares, and the issuance of such preferred securities could have the effect of delaying, deferring or preventing a transaction or a change of control that might involve a premium price for securityholders or otherwise be in our best interest.
     To the extent our ability to issue debt or other senior securities is constrained, we will depend on issuances of additional common shares to finance our operations. As a BDC, we generally are not be able to issue additional common shares at a price below net asset value (net of any sales load (underwriting discount)) without first obtaining required approvals of our stockholders and our independent directors which could constrain our ability to issue additional equity.

As a BDC, we are subject to limitations on our ability to engage in certain transactions with affiliates.
     As a BDC, we are prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our independent directors or the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any security from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits “joint” transactions with an affiliate, which could include investments in the same portfolio company (whether at the same or different times), without prior approval of our independent directors. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person, or entering into joint transactions with such person, absent the prior approval of the SEC. Our Adviser and TYG have previously applied to the SEC for exemptive relief to permit TYG, TYY, TYN and other clients of our Adviser, including us, to co-invest in negotiated private placements of securities. Unless and until such an exemptive order is obtained, we will not co-invest with affiliates in negotiated private placement transactions.
If an investment that was initially believed to be a qualifying asset is later deemed not to have been a qualifying asset at the time of investment, we could lose our status as a BDC or be precluded from investing according to our current business plan.
     As a BDC, we must not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70 percent of our total assets are qualifying assets. If an investment that was originally believed to be a qualifying asset is later deemed not to have been a qualifying asset at the time of investment, our status as a BDC may be jeopardized or we may be precluded from investing according to our current business plan, either of which would have a material adverse effect on our business, financial condition and results of operations. We also may be required to dispose of investments, which could have a material adverse effect on us and our shareholders, because even if we were successful in finding a buyer, we may have difficulty in finding a buyer to purchase such investments on favorable terms or in a sufficient timeframe.
We may choose to invest a portion of our portfolio in investments that may be considered highly speculative and that could negatively impact our ability to pay distributions and cause you to lose part of your investment.
     The 1940 Act permits a BDC to invest up to 30% of its assets in investments that do not meet the test for “qualifying assets.” Such investments may be made by us with the expectation of achieving a higher rate of return or increased cash flow with a portion of our portfolio and may fall outside of our targeted investment criteria. These investments may be made even though they may expose us to greater risks than our other investments and may consequently expose our portfolio to more significant losses than may arise from our other investments. We may invest up to 30% of our total assets in assets that are non qualifying assets in among other things, high yield bonds, bridge loans, distressed debt, commercial loans, private equity, and securities of public companies or secondary market purchases of securities of target portfolio companies. Such investments could impact negatively our ability to pay you distributions and cause you to lose part of your investment.
   Our debt increases the risk of investing in us.
     We have a $50 million secured revolving credit facility with U.S. Bank National Association, as lender, agent and lead arranger, First National Bank of Kansas and Wells Fargo Bank, N.A. The credit facility matures on March 20, 2009. As of June 30, 2008, we had an outstanding balance of $36.5 million under the credit facility. The credit facility precludes us from incurring additional debt and we may face liquidity constraints as a result. We may in the future incur incremental debt to increase our ability to make investments. Lenders from whom we may borrow money or holders of our debt securities will have fixed dollar claims on our assets that are superior to the claims of our stockholders, and we have and may grant a security interest in our assets in connection with our debt. In the case of a liquidation event, those lenders or note holders would receive proceeds before our stockholders. In addition, debt, also known as leverage, magnifies the potential for gain or loss on amounts invested and, therefore, increases the risks associated with investing in our securities. Leverage is generally considered a speculative investment technique and the costs of any leverage transactions will be borne by our stockholders. In addition, because the base management fee we pay to our Adviser is based on Managed Assets (which includes any assets purchased with borrowed funds), our Adviser may imprudently borrow funds in an attempt to increase our managed assets and in conflict with our or our stockholders’ best interests. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common shares to increase more than it otherwise would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause the net asset value attributable to our common shares to decline more than it otherwise would have had we not leveraged. Similarly, any increase in our revenue in excess of interest expense on our borrowed funds would cause our net income to increase more than it would without the leverage. Any decrease in our revenue would cause our net income to decline more than it would have had we not borrowed funds and could negatively affect our ability to make distributions on our common shares. Our ability to service any debt that we incur will depend largely on our financial performance and the performance of our portfolio companies and will be subject to prevailing economic conditions and competitive pressures.
     Illustration. The following table illustrates the effect of leverage on returns from an investment in our common shares assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing in the table below.

	Assumed Return on our Portfolio
	(net of expenses)
	-10%	-5%	0%	5%	10%
Corresponding return to stockholder(1)	(-19.8)%	(-12.0)%	(-4.2)%	3.6%	11.4%

(1)	Assumes $166,650,847 in total assets, $33,800,000 debt outstanding, $121,517,762 in stockholders’ equity and an average cost of funds of 4.21%. Actual interest payments may be different.

We operate in a highly competitive market for investment opportunities.
     We compete with public and private funds, commercial and investment banks and commercial financing companies to make the types of investments that we plan to make in the U.S. energy infrastructure sector. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than us. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, allowing them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC.
Our quarterly results may fluctuate.
     We could experience fluctuations in our quarterly operating results due to a number of factors, including the return on our equity investments, the interest rates payable on our debt investments, the default rates on such investments, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.
Our portfolio may be concentrated in a limited number of portfolio companies.
     We currently have investments in a limited number of portfolio companies. One or two of our portfolio companies may constitute a significant percentage of our total portfolio. An inherent risk associated with this investment concentration is that we may be adversely affected if one or two of our investments perform poorly or if we need to write down the value of any one investment. Financial difficulty on the part of any single portfolio company will expose us to a greater risk of loss than would be the case if we were a “diversified” company holding numerous investments.
Our investments in privately-held companies present certain challenges, including the lack of available information about these companies and a greater inability to liquidate our investments in an advantageous manner.
     We primarily make investments in privately-held companies. Generally, little public information will exist about these companies, and we will be required to rely on the ability of our Adviser to obtain adequate information to evaluate the potential risks and returns involved in investing in these companies. If our Adviser is unable to obtain all material information about these companies, including with respect to operational, regulatory, environmental, litigation and managerial risks, our Adviser may not make a fully-informed investment decision, and we may lose some or all of the money invested in these companies. In addition, our Adviser may inappropriately value the prospects of an investment, causing us to overpay for such investment and fail to receive an expected or projected return on its investment. Substantially all of these securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly traded securities. The illiquidity of these investments may make it difficult for us to sell such investments at advantageous times and prices or in a timely manner. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we previously have recorded our investments. We also may face other restrictions on our ability to liquidate an investment in a portfolio company to the extent that we or one of our affiliates have material non-public information regarding such portfolio company.
Most of our portfolio investments are and will continue to be recorded at fair value as determined in good faith by our board of directors. As a result, there is and will continue to be uncertainty as to the value of our portfolio investments.
      Most of our investments are and will be in the form of securities or loans that are not publicly traded. The fair value of these investments may not be readily determinable. We will value these investments quarterly at fair value as determined in good faith by our board of directors. We have retained Duff & Phelps, LLC (an independent valuation firm) to provide third party valuation consulting services which consists of certain limited procedures that our board of directors has identified and requested they perform. For the period ended May 31, 2008, our board of directors requested Duff & Phelps, LLC to perform the limited procedures on investments in 10 portfolio companies comprising approximately 100% of the restricted investments at fair value as of May 31, 2008. Duff & Phelps, LLC’s limited procedures did not involve an audit, review, compilation or any other form of examination or attestation under the standards of the Public Company Accounting Oversight Board (United States). Upon completion of the limited procedures, Duff & Phelps, LLC concluded that the fair value of the investments subjected to the limited procedures did not appear to be unreasonable. Our board of directors is solely responsible for determining the fair value of the investments in good faith. The types of factors that may be considered in fair value pricing of an investment include the nature and realizable value of any collateral, the portfolio company’s earnings and ability to make payments, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow and other relevant factors. Because such valuations are inherently uncertain, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. As a result, we may not be able to dispose of our holdings at a price equal to or greater than the determined fair value, which could have a negative impact on our net asset value.
Our equity investments may decline in value.
     The equity securities in which we invest may not appreciate or may decline in value. Thus, we may not be able to realize gains from our equity securities, and any gains that we do realize on the disposition of any equity securities may not be sufficient to offset any other losses we experience. As a result, the equity securities in which we invest may decline in value, which may negatively impact our ability to pay distributions and cause you to lose all or part of your investment.
An investment in MLPs will pose risks unique from other equity investments.
     An investment in MLP securities involves some risks that differ from an investment in the common stock of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. Holders of units issued by an MLP are exposed to a remote possibility of liability for all of the obligations of that MLP in the event that a court determines that the rights of the holders of MLP units to vote to remove or replace the general partner of that MLP, to approve amendments to that MLP’s partnership agreement, or to take other action under the partnership agreement of that MLP would constitute “control” of the business of that MLP, or a court or governmental agency determines that the MLP is conducting business in a state without complying with the partnership statute of that state.
     Holders of MLP units are also exposed to the risk that they be required to repay amounts to the MLP that are wrongfully distributed to them. In addition, the value of our investment in an MLP will depend largely on the MLP’s treatment as a partnership for U.S. federal income tax purposes. If an MLP does not meet current legal requirements to maintain partnership status, or if it is unable to do so because of tax law changes, it would be treated as a corporation for U.S. federal income tax purposes. In that case, the MLP would be obligated to pay income tax at the entity level and distributions received by us generally would be taxed as dividend income. As a result, there could be a material reduction in our cash flow and there could be a material decrease in the value of our common shares.
Unrealized decreases in the value of debt investments in our portfolio may impact the value of our common shares and may reduce our income for distribution.
     As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our board of directors. Decreases in the market values or fair values of our debt investments will be recorded as unrealized depreciation. Any unrealized depreciation in our investment portfolio could be an indication of a portfolio company’s inability to meet its obligations to us with respect to the loans whose market values or fair values decreased. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods.
When we are a minority equity or a debt investor in a portfolio company, we may not be in a position to control that portfolio company.
     When we make minority equity investments or invest in debt, we will be subject to the risk that a portfolio company may make business decisions with which we may disagree, and that the stockholders and management of such company may take risks or otherwise act in ways that do not serve our interests. As a result, a portfolio company may make decisions that could decrease the value of our investments.
Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.
     Portfolio companies in which we invest usually will have, or may be permitted to incur, debt that ranks senior to, or equally with, our investments, including debt investments. As a result, payments on such securities may have to be made before we receive any payments on our investments. For example, these debt instruments may provide that the holders are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to our investments. These debt instruments will usually prohibit the portfolio companies from paying interest on or repaying our investments in the event and during the continuance of a default under such debt. In the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying its senior creditors, a portfolio company may not have any remaining assets to use to repay its obligation to us or provide a full or even partial return of capital on an equity investment made by us. In the case of debt ranking equally with our investments, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

If our investments do not meet our performance expectations, you may not receive distributions.
     We intend to make distributions on a quarterly basis to our stockholders out of assets legally available for distribution. We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions. See “Regulation.” Also, restrictions and provisions in any future credit facilities and debt securities may limit our ability to make distributions. We cannot assure you that you will receive distributions at a particular level or at all.
The lack of liquidity in our investments may adversely affect our business, and if we need to sell any of our investments, we may not be able to do so at a favorable price. As a result, we may suffer losses.
     We generally expect to invest in the equity of companies whose securities are not publicly traded, and whose securities will be subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. We also expect to invest in debt securities with terms of five to ten years and hold such investments until maturity. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. As a result, we do not expect to achieve liquidity in our investments in the near-term. However, to maintain our status as a BDC, we may have to dispose of investments if we do not satisfy one or more of the applicable criteria under the regulatory framework. Our investments are usually subject to contractual or legal restrictions on resale or are otherwise illiquid because there is usually no established trading market for such investments. The illiquidity of most of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses.
We will be exposed to risks associated with changes in interest rates.
     Equity securities may be particularly sensitive to rising interest rates, which generally increase borrowing costs and the cost of capital and may reduce the ability of portfolio companies in which we own equity securities to either execute acquisitions or expansion projects in a cost-effective manner or provide us liquidity by completing an initial public offering or completing a sale. Fluctuations in interest rates will also impact any debt investments we make. Changes in interest rates may also negatively impact the costs of our outstanding borrowings, if any.
We may not have the funds to make additional investments in our portfolio companies.
     After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment through the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decisions not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment, may result in a missed opportunity for us to increase our participation in a successful operation or may reduce the expected yield on the investment.
Changes in laws or regulations or in the interpretations of laws or regulations could significantly affect our operations and cost of doing business.
     We are subject to federal, state and local laws and regulations and are subject to judicial and administrative decisions that affect our operations, including loan originations, maximum interest rates, fees and other charges, disclosures to portfolio companies, the terms of secured transactions, collection and foreclosure procedures and other trade practices. If these laws, regulations or decisions change, we may have to incur significant expenses in order to comply, or we may have to restrict our operations. In addition, if we do not comply with applicable laws, regulations and decisions, or fail to obtain licenses that may become necessary for the conduct of our business, we may be subject to civil fines and criminal penalties, any of which could have a material adverse effect upon our business, results of operations or financial condition.
Our internal controls over financial reporting may not be adequate, and our independent registered public accounting firm may not be able to certify as to their adequacy, which could have a significant and adverse effect on our business and reputation.
     We are evaluating our internal controls over financial reporting. We plan to design enhanced processes and controls to address any issues that might be identified. As a result, we expect to incur significant additional expenses in the near term, which will negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and may not be able to ensure that the process is effective or that the internal controls are or will be effective in a timely manner. Beginning with our annual report for our fiscal year ended November 30, 2008, our management and independent registered public accounting firm will be required to report on our internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and rules and regulations of the SEC thereunder. We will be required to review on an annual basis our internal controls over financial reporting, and to disclose on a quarterly basis changes that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting. There can be no assurance that our quarterly reviews will not identify material weaknesses.
Risks Related to an Investment in the U.S. Energy Infrastructure Sector
Our portfolio is and will continue to be concentrated in the energy infrastructure sector, which will subject us to more risks than if we were broadly diversified.
     We invest primarily in privately-held and micro-cap public energy companies. Because we are specifically focused on the energy infrastructure sector, investments in our common shares may present more risks than if we were broadly diversified over numerous sectors of the economy. Therefore, a downturn in the U.S. energy infrastructure sector would have a larger impact on us than on an investment company that does not concentrate in one sector of the economy. The energy infrastructure sector can be significantly affected by the supply of and demand for specific products and services; the supply and demand for crude oil, natural gas, and other energy commodities; the price of crude oil, natural gas, and other energy commodities; exploration, production and other capital expenditures; government regulation; world and regional events and economic conditions. At times, the performance of securities of companies in the energy infrastructure sector may lag the performance of securities of companies in other sectors or the broader market as a whole.
The portfolio companies in which we invest are subject to variations in the supply and demand of various energy commodities.
     A decrease in the production of natural gas, natural gas liquids, crude oil, coal, refined petroleum products or other energy commodities, or a decrease in the volume of such commodities available for transportation, mining, processing, storage or distribution, may adversely impact the financial performance of companies in the energy infrastructure sector. Production declines and volume decreases could be caused by various factors, including catastrophic events affecting production, depletion of resources, labor difficulties, political events, OPEC actions, environmental proceedings, increased regulations, equipment failures and unexpected maintenance problems, failure to obtain necessary permits, unscheduled outages, unanticipated expenses, inability to successfully carry out new construction or acquisitions, import supply disruption, increased competition from alternative energy sources or related commodity prices. Alternatively, a sustained decline in demand for such commodities could also adversely affect the financial performance of companies in the energy infrastructure sector. Factors that could lead to a decline in demand include economic recession or other adverse economic conditions, higher fuel taxes or governmental regulations, increases in fuel economy, consumer shifts to the use of alternative fuel sources, changes in commodity prices or weather. It should be noted that many economists have predicted a recession will occur in the U.S. in 2008. The length and severity of such a recession, if any, and its impact on our portfolio companies cannot be determined.
Many companies in the energy infrastructure sector are subject to the risk that they, or their customers, will be unable to replace depleted reserves of energy commodities.
     Many companies in the energy infrastructure sector are either engaged in the production of natural gas, natural gas liquids, crude oil, refined petroleum products or coal, or are engaged in transporting, storing, distributing and processing these items on behalf of producers. To maintain or grow their revenues, many customers of these companies need to maintain or expand their reserves through exploration of new sources of supply, through the development of existing sources, through acquisitions, or through long-term contracts to acquire reserves. The financial performance of companies in the energy infrastructure sector may be adversely affected if the companies to which they provide service are unable to cost-effectively acquire additional reserves sufficient to replace the natural decline.
Our portfolio companies are and will be subject to extensive regulation because of their participation in the energy infrastructure sector.
     Companies in the energy infrastructure sector are subject to significant federal, state and local government regulation in virtually every aspect of their operations, including how facilities are constructed, maintained and operated, environmental and safety controls, and the prices they may charge for the products and services they provide. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. Stricter laws, regulations or enforcement policies could be enacted in the future that likely would increase compliance costs and may adversely affect the financial performance of companies in the energy infrastructure sector and the value of our investments in those companies.

Our portfolio companies are and will be subject to the risk of fluctuations in commodity prices.
     The operations and financial performance of companies in the energy infrastructure sector may be directly affected by energy commodity prices, especially those companies in the energy infrastructure sector owning the underlying energy commodity. Commodity prices fluctuate for several reasons, including changes in market and economic conditions, the impact of weather on demand or supply, levels of domestic production and imported commodities, energy conservation, domestic and foreign governmental regulation and taxation and the availability of local, intrastate and interstate transportation systems. Volatility of commodity prices, which may lead to a reduction in production or supply, may also negatively impact the performance of companies in the energy infrastructure sector that are solely involved in the transportation, processing, storing, distribution or marketing of commodities. Volatility of commodity prices may also make it more difficult for companies in the energy infrastructure sector to raise capital to the extent the market perceives that their performance may be tied directly or indirectly to commodity prices. Historically, energy commodity prices have been cyclical and exhibited significant volatility.
Our portfolio companies are and will be subject to the risk of extreme weather patterns.
     Extreme weather patterns, such as hurricane Ivan in 2004 and hurricanes Katrina and Rita in 2005, could result in significant volatility in the supply of energy and power. This volatility may create fluctuations in commodity prices and earnings of companies in the energy infrastructure sector. Moreover, any extreme weather patterns, such as hurricanes Katrina and Rita, could adversely impact the assets and valuation of our portfolio companies.
Acts of terrorism may adversely affect us.
     The value of our common shares, warrants and our investments could be significantly and negatively impacted as a result of terrorist activities, such as the terrorist attacks on the World Trade Center on September 11, 2001; war, such as the war in Iraq and its aftermath; and other geopolitical events, including upheaval in the Middle East or other energy producing regions. The U.S. government has issued warnings that energy assets, specifically those related to pipeline infrastructure, production facilities and transmission and distribution facilities, might be specific targets of terrorist activity. Such events have led, and in the future may lead, to short-term market volatility and may have long-term effects on the U.S. economy and markets. Such events may also adversely affect our business and financial condition.

Risks Related to this Offering
The price of our common shares may be volatile and may decrease substantially.
     The trading price of our common shares following this offering may fluctuate substantially. The price of our common shares in the market after this offering may be higher or lower than the price you pay and the liquidity of our common shares may be limited, in each case depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include the following:
•	changes in the value of our portfolio of investments;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of securities of BDCs or other financial services companies;

•	our dependence on the domestic energy infrastructure sector;

•	our inability to deploy or invest our capital;

•	fluctuations in interest rates;

•	increases in the taxable portion of distributions we receive on our equity investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•	operating performance of companies comparable to us;

•	changes in regulatory policies with respect to BDCs;

•	our ability to borrow money or obtain additional capital;

•	losing BDC status;

•	actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations of securities analysts;

•	general economic conditions and trends;

•	departures of key personnel; or

•	the sale by the selling holders named in this prospectus of a substantial number of our common shares in the public market.
Investing in our common shares or warrants may involve an above average degree of risk.
     The investments we make may result in a higher amount of risk, volatility or loss of principal than alternative investment options. Our investments in portfolio companies may be highly speculative and aggressive, and therefore, an investment in our common shares or warrants may not be suitable for investors with lower risk tolerance.
We cannot assure you that the market price of our common shares will not decline following the offering.
     Shares of closed-end investment companies have in the past frequently traded at discounts to their net asset values and our stock may also be discounted in the market. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether our common shares will trade above, at or below our net asset value. The risk of loss associated with this characteristic of closed-end investment companies may be greater for investors expecting to sell common shares purchased in this offering soon after the offering. In addition, if our common shares trade below their net asset value, we will generally not be able to issue additional common shares at their market price without first obtaining the approval of our stockholder and our independent directors to such issuance.
We cannot assure you that an active public market for the warrants will develop.
     Currently, no public market exists for our warrants. We cannot assure you that one will develop or be sustained after this offering. We do not intend to apply to list the warrants on any national securities exchange or the Nasdaq National Market.
Provisions of the Maryland General Corporation Law and our charter and bylaws could deter takeover attempts and have an adverse impact on the price of our common shares and warrants.
     The Maryland General Corporation Law and our charter and bylaws contain provisions that may have the effect of discouraging, delaying or making difficult a change in control of our company or the removal of our incumbent directors. We will be covered by the Business Combination Act of the Maryland General Corporation Law to the extent that such statute is not superseded by applicable requirements of the 1940 Act. However, our board of directors has adopted a resolution exempting us from the Business Combination Act for any business combination between us and any person to the extent that such business combination receives the prior approval of our board, including a majority of our directors who are not interested persons as defined in the 1940 Act.
     Under our charter, our board of directors is divided into three classes serving staggered terms, which will make it more difficult for a hostile bidder to acquire control of us. In addition, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock. See “Description of Capital Stock.” Subject to compliance with the 1940 Act, our board of directors may, without stockholder action, amend our charter to increase the number of shares of stock of any class or series that we have authority to issue. The existence of these provisions, among others, may have a negative impact on the price of our common shares and warrants, and may discourage third party bids for ownership of our company. These provisions may prevent any premiums being offered to you for our common shares and warrants.
There will be dilution of the value of our common shares when the warrants are exercised.
     As a result of our private placements completed in 2006, warrants were issued permitting the holders thereof to acquire 957,130 of our common shares upon payment of the exercise price. The warrants represent the right to purchase, in the aggregate, approximately 11% of our common shares. These warrants are currently exercisable and are being registered for resale by this prospectus. The issuance of additional common shares upon the exercise of the warrants, if the warrants are exercised at a time when the exercise price is less than the net asset value per share of our common shares, will have a dilutive effect on the value of our common shares.
The warrants may have no value in bankruptcy.
     In the event a bankruptcy or reorganization is commenced by or against us, a bankruptcy court may hold that unexercised warrants are executory contracts subject to rejection by us with approval of the bankruptcy court. As a result, holders of the warrants may, even if sufficient funds are available, not be entitled to receive any consideration or may receive an amount less than they would be entitled to if they had exercised their warrants prior to the commencement of any such bankruptcy or reorganization.
As a holder of warrants, you will not receive distributions on our common shares.
     Holders of warrants will not have the right to receive any distributions so long as their warrants are unexercised.
There may be limitations on the ability of the holders of warrants to exercise their warrants and receive the underlying common shares.
     We have agreed to use our reasonable efforts to maintain an effective shelf registration statement on an appropriate form under the Securities Act covering the common shares, the warrants and the common shares issuable upon exercise of the warrants until the earlier of (i) the date on which the common shares, warrants and common shares issuable upon exercise of the warrants are sold in accordance with the intended distribution of such common shares or warrants, (ii) the date on which none of the shares of common shares or warrants are registrable securities, or (iii) the second anniversary of the effective date of the shelf registration statement of which this prospectus is a part. During any period when the shelf registration statement is not effective, U.S. holders of the warrants will not be able to exercise their warrants unless they are an “accredited investor,” within the meaning of the Securities Act, and make certain representations to us in connection with their exercise.
     We cannot assure you that we will be able to keep the shelf registration statement continuously effective until all of the warrants have been exercised or expired. Common shares issued upon exercise of the warrants at a time when the shelf registration statement is not effective will be “restricted securities” for purposes of Rule 144 under the Securities Act and will be subject to restrictions on transfer.

USE OF PROCEEDS
     We will not receive any proceeds from the sale of the common shares or warrants by the selling holders. However, upon any exercise of the warrants, we will receive cash consideration equal to the exercise price of $15.00 per warrant. We anticipate that the exercise of warrants will occur when the market value of our common shares exceeds the exercise price per warrant. We anticipate that proceeds received by us from the exercise of the warrants, if any, will be used to retire all or a portion of our outstanding balance under our secured credit facility with any remainder used to fund investments in prospective portfolio companies in accordance with our investment objective and strategies described in this prospectus and for temporary working capital needs. Pending such uses and investments, we expect to invest these proceeds primarily in cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less from the date of investment.

PRICE RANGE OF COMMON SHARES AND DISTRIBUTIONS
     Our common shares began trading on the New York Stock Exchange under the symbol “TTO”on February 2, 2007. We completed the initial public offering of our common shares on February 7, 2007 at a price of $15.00 per share. Prior to our initial public offering, there was no public market for our common shares.
     The following table sets forth the range of high and low sales prices of our common shares as reported on the New York Stock Exchange, and the distributions declared by us for each fiscal quarter since our initial public offering.

				Premium/	Premium/
				Discount	Discount	Cash
		Price Range		of High Sales	of Low Sales	Distribution
	NAV(1)	High	Low	Price to NAV	Price to NAV	Per Share (2)
2008
First Quarter	$13.28	$13.05	$11.00	(1.73)%	(17.17)%	$0.25
Second Quarter	$13.69	$13.42	$11.80	(1.97)%	(13.81)%	$0.2625
June 1 through June 30, 2008	$—	$12.52	$11.90	—%	—%	$—

2007
First Quarter	$13.84	$15.03	$14.50	8.60%	4.77%	$0.10
Second Quarter	$14.05	$18.47	$14.31	31.46%	1.85%	$0.16
Third Quarter	$13.77	$18.99	$13.79	37.91%	0.15%	$0.18
Fourth Quarter	$13.76	$15.29	$11.66	11.12%	(15.26)%	$0.23

(1)	Net asset value per share is generally determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices.

(2)	Represents the distribution declared in the specified quarter.

     The last reported price for our common shares on _______, 2008 was $_______ per share.
     Shares of business development companies may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that our common shares will trade at a discount from net asset value or at premiums that are unsustainable over the long term are separate and distinct from the risk that our net asset value will decrease. At times, our common shares have traded at a premium to net asset value and at times our shares of common stock have traded at a discount to the net assets attributable to those shares. It is not possible to predict whether the shares offered hereby will trade at, above, or below net asset value.
     We intend, subject to adjustment in the discretion of our board of directors, to pay out substantially all of the amounts we receive as recurring cash or paid-in-kind distributions on equity securities we own and interest payments on debt securities we own, less current or anticipated operating expenses, current income taxes on our income and our leverage costs. On February 11, 2008, our Board of Directors declared, and on March 3, 2008 we paid, a $0.25 per share distribution to stockholders of record on February 21, 2008. On May 12, 2008, our Board of Directors declared, and on June 2, 2008 we paid, a $0.2625 per share distribution to stockholders of record on May 22, 2008.
     We have an “opt out” dividend reinvestment plan. As a result, unless a stockholder opts out, distributions will be reinvested in our common shares pursuant to our dividend reinvestment plan. See “Certain U.S. Federal Income Tax Considerations” and “Dividend Reinvestment Plan.” We anticipate that only a portion of distributions we make on the common shares will be treated as taxable dividend income to our stockholders. If you are an individual citizen or resident of the United States or a United States estate or trust for U.S. federal income tax purposes and meet certain holding period and other applicable requirements, the portion of such distributions treated as taxable dividend income will be “qualified dividend income” currently subject to a maximum 15% U.S. federal income tax rate. See “Certain U.S. Federal Income Tax Considerations — Taxation of U.S. Stockholders.”
     As a BDC, we are prohibited from paying distributions if doing so would cause us to fail to maintain the asset coverage ratios stipulated by the 1940 Act. Distributions also may be limited by the terms of our borrowings. It is our objective to invest our assets and structure our borrowings so as to permit stable and consistently growing distributions. However, there can be no assurances that we will achieve that objective or that our results will permit the payment of any cash distributions. For a more detailed discussion, see “Regulation.” See also “Certain U.S. Federal Income Tax Considerations.”

CAPITALIZATION
The following table sets forth (i) our actual capitalization as of May 31, 2008, (ii) our capitalization as adjusted to reflect $36.5 million outstanding under our secured credit facility as of June 30, 2008 and (iii) our capitalization as further adjusted to reflect the exercise of all 945,594 outstanding warrants. You should read this table together with “Use of Proceeds” and our statement of assets and liabilities included elsewhere in this prospectus.

	Actual		As Further
	May 31, 2008	As Adjusted	Adjusted
	(Unaudited)	(Unaudited)	(Unaudited)
Short-term debt:
Secured credit facility	$33,800,000	$36,500,000	$22,316,090

Net Assets Applicable to Common Stockholders Consist of:
Warrants, no par value, 5,000,000 authorized; 945,594 issued and outstanding actual and as adjusted; 0 issued and outstanding as further adjusted	$1,370,700	$1,370,700	$—
Capital Stock, $0.001 par value, 100,000,000 common shares authorized; 8,876,540 shares issued and outstanding actual and as adjusted; 9,822,134 common shares issued and outstanding as further adjusted	8,858	8,858	9,822
Additional paid-in capital	110,863,178	110,863,178	126,416,824
Accumulated net investment loss, net of deferred tax benefit	(2,595,817)	(2,595,817)	(2,595,817)
Accumulated realized gain, net of deferred tax expense	160,474	160,474	160,474
Net unrealized appreciation of investments, net of deferred tax expense	11,710,369	11,710,369	11,710,369

Net assets applicable to common stockholders	$121,517,762	$121,517,762	$135,701,672

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following discussion should be read in conjunction with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Risk Factors,” “Forward-Looking Statements” and elsewhere in this prospectus.
Overview
We invest in companies operating in the U.S. energy infrastructure sector, primarily in privately-held and micro-cap public companies focused on the midstream and downstream segments, and to a lesser extent the upstream segment. Our goal is to provide our stockholders with a high level of total return, with an emphasis on distributions. We target companies we believe will provide stable and growing cash flows as a result of their fee-based revenues and limited direct commodity price risk which in turn should provide our shareholders with a stable and growing distribution.
We have elected to be regulated as a BDC under the 1940 Act. We are classified as a closed-end, non-diversified management investment company under the 1940 Act. As a BDC, we are subject to numerous regulations and restrictions. Unlike most investment companies, we are, and intend to continue to be, taxed as a general business corporation under the Code.
Portfolio and Investment Activity
On April 2, 2008, we invested an additional $1,477,140 in LONESTAR Midstream Partners, LP and $22,860 in LSMP GP, LP.
As of May 31, 2008, the fair value of our investment portfolio (excluding short-term investments) totaled $165,725,072 including equity investments of $154,925,072 and debt investments of $10,800,000, across the following segments of the energy infrastructure sector:

Allocation of Portfolio Assets
May 31, 2008 (Unaudited)
(Percentages based on fair value of total investment portfolio, excluding short-term investments)
     The following table summarizes our investments as of May 31, 2008:

Name of Portfolio	Nature of its	Securities	Amount Invested	Fair Value	Current
Company (Segment)	Principal Business	Held by Us	(in millions)	(in millions)	Yield (1)
Abraxas Energy Partners, L.P. (Upstream)	Natural gas and oil exploitation and development in the Delaware and Gulf Coast Basins of Texas, the Rockies and mid-continent region of the U.S.	Common Units	$7.5	$7.4	9.6%

Eagle Rock Energy Partners, L.P. (Upstream/Midstream) (2)	Gatherer and processor of natural gas in north and east Texas and Louisiana and producer and developer of upstream assets located in 17 states	Common Units	12.1	11.4	8.7

EV Energy Partners, L.P. (Upstream)	Acquirer, producer and developer of oil and gas properties	Common Units	7.5	6.8	7.2

High Sierra Energy, LP (Midstream)	Marketer, processor, storer and transporter of hydrocarbons with operations primarily in Colorado, Wyoming and Florida	Common Units	24.8	27.3	9.8

High Sierra Energy GP, LLC (Midstream) (3)	General Partner of High Sierra Energy, LP	GP Interest	2.0	2.8	2.3

International Resource Partners LP (Coal)	Operator of both metallurgical and steam coal mines in Central Appalachia	Class A Units	10.0	10.4	8.0

Legacy Reserves LP (Upstream)	Oil and natural gas exploitation and development in the Permian Basin	Limited Partner Units	4.5	6.1	11.5

LONESTAR Midstream Partners, LP (Midstream) (4)	Gatherer and processor of natural gas in six counties in Texas	Class A Units	24.9	26.2	8.4

LSMP GP, LP (Midstream) (4)	Indirectly owns General Partner of LONESTAR Midstream Partners, LP	GP LP Units	0.5	1.7	1.6

Millennium Midstream Partners, LP (Midstream)	Gatherer and processor of natural gas in Texas, Louisiana and offshore Gulf of Mexico	Class A Common Units and Incentive Distribution Rights	17.5	20.5	9.1

Name of Portfolio	Nature of its	Securities	Amount Invested	Fair Value	Current
Company (Segment)	Principal Business	Held by Us	(in millions)	(in millions)	Yield (1)
Mowood, LLC (Downstream) (5)	Natural gas distribution in central Missouri and landfill gas to energy projects	Equity Interest	3.5	4.1	10.0

		Subordinated Debt	7.1	7.1	12.0

Quest Midstream Partners, L.P. (Midstream)	Operator of natural gas gathering pipelines in the Cherokee Basin and interstate natural gas transmission pipelines in Oklahoma, Kansas and Missouri	Common Units	22.2	20.1	9.0

VantaCore Partners LP (Aggregate)	Acquirer and operator of aggregate companies, with quarry and asphalt operations in Clarksville, Tennessee	Common Units and Incentive Distribution Rights	8.5	10.0	10.0

		Secured Credit Facility (6)	3.8	3.8	8.2

			$156.4	$165.7

(1)	The current yield has been calculated by annualizing the most recent distribution and dividing by the amount invested in the underlying security. Actual distributions to us are based on each company’s available cash flow and are subject to change.

(2)	Segment classification revised this quarter to 50% upstream and 50% downstream to reflect the company’s current profile.

(3)	Includes original purchase of 3 percent equity interest, sale of 0.6274 percent equity interest in July 2007 and subsequent capital calls.

(4)	Distributions are paid-in-kind.

(5)	Represents an equity distribution on the previous quarter fair value of our invested capital. We expect that, pending cash availability, such equity distributions will recur on a quarterly basis at or above such yield.

(6)	Variable interest rate.

Abraxas Energy Partners, L.P. (“Abraxas”)
Abraxas was formed with Abraxas Petroleum Corp.’s long-lived, low-decline natural gas and oil reserves located in the Delaware and Gulf Coast Basins of Texas, Rocky Mountains and mid-continent region of the U.S. Abraxas Petroleum Corp. is an independent publicly-traded energy company engaged in the exploration and production of natural gas and oil in the Permian Basin of West Texas, onshore Texas Gulf Coast, mid-continent region, Rocky Mountains and the southern Powder River Basin in eastern Wyoming. Abraxas’ principal office is located at 500 N. Loop 1604 East, Suite 100, San Antonio, TX 78232.
Eagle Rock Energy Partners, L.P. (“Eagle Rock Energy”)
Eagle Rock Energy is a publicly traded master limited partnership with midstream assets located in Texas and Louisiana and upstream assets in seventeen states. The company conducts its operations through Eagle Rock Pipeline, L.P. Eagle Rock Energy’s principal office is located at 14950 Heathrow Forest Pkwy., Suite 111, Houston, TX 77032.
EV Energy Partners, L.P. (“EV”)
EV is a publicly traded master limited partnership engaged in acquiring, producing and developing oil and gas properties. EV’s current properties are located in the Appalachian Basin, primarily in Ohio and West Virginia and in the Monroe Field in Northern Louisiana and Tennessee. EV’s principal office is located at 1001 Fannin Street, Suite 800, Houston, TX 77002.
High Sierra Energy, LP (“High Sierra”)
High Sierra is a holding company with diversified midstream energy assets focused on the processing, transportation, storage and marketing of hydrocarbons. The management team of High Sierra includes former executives and founders of midstream private and public companies focused on acquiring attractive assets at reasonable multiples. The company’s purchased assets include a natural gas liquids logistics and transportation business in Colorado, natural gas gathering and processing operations in Louisiana, a natural gas storage facility in Mississippi, an ethanol terminal in Nevada, crude and natural gas liquids trucking businesses in Kansas and Colorado, a well water processing facility in Wyoming and two asphalt processing, packaging and distribution terminals in Florida. High Sierra’s principal office is located at 3773 Cherry Creek Drive North, Suite 655, Denver, CO 80209.

High Sierra Energy GP, LLC (“High Sierra GP”)
High Sierra GP is the general partner of High Sierra. High Sierra GP’s principal office is located at 3773 Cherry Creek Drive North, Suite 655, Denver, CO 80209.
International Resource Partners LP (“IRP”)
IRP’s initial acquisition of surface and underground coal mine operations in southern West Virginia is comprised of metallurgical and steam coal reserves, a coal washing and preparation plant, rail load-out facilities and a sales and marketing subsidiary. IRP’s principal office is located at 725 5th Avenue, New York, NY 10022.
Legacy Reserves LP (“Legacy”)
Legacy is a publicly traded master limited partnership focused on mature oil weighted properties in the Permian Basin in Western Texas that generate stable volumes of oil and natural gas with low rates of decline. Legacy focuses on the exploitation of proved developed reserves. Legacy’s principal office is located at 303 West Wall, Suite 1500, Midland, TX 79701.
LONESTAR Midstream Partners, LP (“Lonestar”)
Lonestar is a midstream limited partnership which provides gathering, dehydration, compression, and processing services to natural gas producers in six counties of the Barnett-Shale play. The company has the capacity to gather, compress and transport over 350,000 Mcfd through the company’s gathering systems. Our President holds one of four seats on Lonestar’s Board of Directors. Lonestar’s principal office is located at 300 E. John Carpenter Freeway, Suite 800, Irving, TX 75062.
LSMP GP, LP (“LSMP GP”)
LSMP GP indirectly owns the general partner of Lonestar. LSMP GP’s principal office is located at 300 E. John Carpenter Freeway, Suite 800, Irving, TX 75062.
Millennium Midstream Partners, LP (“Millennium”)
Millennium is a limited partnership focused on natural gas gathering and processing with assets in Texas, Louisiana and offshore in the Gulf of Mexico. Millennium’s gathering business consists of over 500 miles of pipelines and its processing business consists of interests in six plants. Millennium’s principal office is located at 10077 Grogans Mill Rd., Suite 200, The Woodlands, TX 77380.
Mowood, LLC (“Mowood”)
Mowood is a holding company whose assets include Omega Pipeline, LLC (“Omega”) and Timberline Energy, LLC (“Timberline”). Omega is a natural gas local distribution company located on the Fort Leonard Wood army base in southwest Missouri. Omega is in the third year of a ten-year contract with the Department of Defense pursuant to which it provides natural gas to Fort Leonard Wood. Timberline is an owner and developer of projects that convert landfill gas to energy. Mowood’s principal office is located at 14694 Orchard Parkway, Suite 200, Westminster, CO 80020
Quest Midstream Partners, L.P. (“Quest”)
Quest was formed by the spin-off of Quest Resource Corporation’s midstream coal bed methane natural gas gathering assets in the Cherokee Basin. Quest owns more than 1,800 miles of natural gas gathering pipelines (primarily serving Quest Energy Partners, L.P., an affiliate) and over 1,100 miles of interstate natural gas transmission pipelines in Oklahoma, Kansas and Missouri. Quest’s principal office is located at 210 Park Avenue, Suite 2750, Oklahoma City, OK 73102.
VantaCore Partners LP (“VantaCore”)
VantaCore was formed to acquire companies in the aggregate industry and currently owns a quarry and asphalt plant in Clarksville, Tennessee. Our President holds one of four seats on Vantacore’s Board of Directors. VantaCore’s principal office is located at 666 Fifth Avenue, 26th Floor, New York, NY 10103.
Portfolio Company Monitoring
Our Adviser monitors each portfolio company to determine progress relative to meeting that company’s business plan and to assess the company’s strategic and tactical courses of action. This monitoring may be accomplished by attendance at Board of Directors meetings, the review of periodic operating reports and financial reports, an analysis of relevant reserve information and capital expenditure plans, and periodic consultations with engineers, geologists, and other experts. The performance of each portfolio company is also periodically compared to performance of similarly sized companies with comparable assets and businesses to assess performance relative to peers. Our Adviser’s monitoring activities are expected to provide it with the necessary access to monitor compliance with existing covenants, to enhance our ability to make qualified valuation decisions, and to assist our evaluation of the nature of the risks involved in each individual investment. In addition, these monitoring activities should permit our Adviser to diagnose and manage the common risk factors held by our total portfolio, such as sector concentration, exposure to a single financial sponsor, or sensitivity to a particular geography.
As part of the monitoring process, our Adviser continually assesses the risk profile of each of our investments and rates them on a scale of (1) to (3) based on the following:

(1)	The portfolio company is performing at or above expectations and the trends and risk factors are generally favorable to neutral.

(2)	The portfolio company is performing below expectations and the investment’s risk has increased materially since origination. The portfolio company is generally out of compliance with various covenants; however, payments are generally not more than 120 days past due.

(3)	The portfolio company is performing materially below expectations and the investment risk has substantially increased since origination. Most or all of the covenants are out of compliance and payments are substantially delinquent. Investment is not expected to provide a full repayment of the amount invested.

As of May 31, 2008, all of our portfolio companies have a rating of (1).
Results of Operations
Comparison of the Three and Six Months Ended May 31, 2008 and May 31, 2007
Investment Income: Investment income totaled $746,130 and $1,851,810 for the three and six months ended May 31, 2008, respectively, an increase of $200,274 and $914,319, respectively, as compared to the three and six months ended May 31, 2007. The increase is primarily related to full investment of proceeds from the initial public offering and the credit facility. The weighted average yield (to cost) on our investment portfolio (excluding short-term investments) as of May 31, 2008 was 8.9 percent as compared to 8.8 percent at May 31, 2007.
Net Expenses: Net expenses totaled $2,551,045 and $3,513,171 for the three and six months ended May 31, 2008, respectively, an increase of $866,199 and a decrease of $272,594, respectively, as compared to the three and six months ended May 31, 2007. The decrease for the six month period is primarily related to a reduction in the total capital gain incentive fee accrual, a decrease in leverage costs (during the six months ended May 31, 2007, we incurred a redemption premium and issuance costs on Series A Redeemable Preferred Stock, which was utilized as bridge financing to fund portfolio investments and was fully redeemed upon completion of our initial public offering), and the expense reimbursement from the Adviser. The increase in net expenses for the three month period is primarily related to an increase in the capital gains incentive fees payable of $1,367,168 for the quarter as a result of the increase in the fair value of investments, and interest expense on the credit facility. The provision for capital gains incentive fees results from an increase or decrease in fair value and is paid annually only if there are realization events and only if the calculation defined in the agreement results in an amount due.
Distributable Cash Flow: Our portfolio generates cash flow to us from which we pay distributions to stockholders. When our Board of Directors determines the amount of any distribution we expect to pay our stockholders, it will review distributable cash flow (“DCF”). DCF is distributions received from investments less our total expenses. The total distributions received from our investments include the amount received by us as cash distributions from equity investments, paid-in-kind distributions, and dividend and interest payments. The total expenses include current or anticipated operating expenses, leverage costs and current income taxes on our operating income. Total expenses do not include deferred income taxes or accrued capital gain incentive fees. Distributions paid to stockholders may exceed distributable cash flow for the period.
We disclose DCF in order to provide supplemental information regarding our results of operations and to enhance our investors’ overall understanding of our core financial performance and our prospects for the future. We believe that our investors benefit from seeing the results of DCF in addition to U.S. generally accepted accounting principles (“GAAP”) information. This non-GAAP information facilitates management’s comparison of current results with historical results of operations and with those of our peers. This information is not in accordance with, or an alternative to, GAAP and may not be comparable to similarly titled measures reported by other companies.
The following table represents DCF for the three and six months ended May 31, 2008 as compared to the three and six months ended May 31, 2007. DCF totaled $2,377,017 and $4,554,167 for the three and six months ended May 31, 2008, respectively, an increase of $1,056,345 and $3,210,036, respectively, as compared to the three and six months ended May 31,

2007. The increase is related to full investment of proceeds from the initial public offering and the credit facility, and increased distributions from our portfolio companies.

	For the three months	For the three months	For the six months	For the six months
Distributable Cash Flow	ended May 31, 2008	ended May 31, 2007	ended May 31, 2008	ended May 31, 2007

Total Distributions Received from Investments
Distributions from investments	$2,773,933	$1,425,467	$5,394,648	$2,029,154
Distributions paid in stock	484,200	—	937,720	—
Interest income from investments	301,944	162,404	615,353	290,876
Dividends from money market mutual funds	817	442,126	3,127	581,659
Other income	—	—	28,987	—

Total from Investments	3,560,894	2,029,997	6,979,835	2,901,689

Operating Expenses Before Leverage Costs and Current Taxes
Advisory fees (net of expense reimbursement by Adviser)	485,768	468,012	979,374	848,079
Other operating expenses (excluding capital gain incentive fees)	262,515	247,084	512,796	363,019

Total Operating Expenses	748,283	715,096	1,492,170	1,211,098

Distributable cash flow before leverage costs and current taxes	2,812,611	1,314,901	5,487,665	1,690,591
Leverage Costs	435,594	(5,771)	933,498	346,460

Distributable Cash Flow	$2,377,017	$1,320,672	$4,554,167	$1,344,131

DCF/GAAP Reconciliation
Distributable Cash Flow	$2,377,017	$1,320,672	$4,554,167	$1,344,131
Adjustments to reconcile to Net Investment Loss, before Income Taxes Distributions paid in stock	(484,200)	—	(937,720)	—
Return of capital on distributions received from equity investments	(2,330,564)	(1,484,141)	(4,190,305)	(1,964,198)
Capital gain incentive fees	(1,367,168)	(1,008,867)	(1,087,503)	(1,496,494)
Loss on redemption of preferred stock	—	33,346	—	(731,713)

Net Investment Loss, before Income Taxes	$(1,804,915)	$(1,138,990)	$(1,661,361)	$(2,848,274)
Distributions: The following table sets forth distributions for the six months ended May 31, 2008.

Record Date	Payment Date	Amount
February 21, 2008	March 3, 2008	$0.2500
May 22, 2008	June 2, 2008	$0.2625
The distribution of $0.2625 per share paid on June 2, 2008 represents achievement of our targeted annualized yield of 7 percent based upon the initial public offering price of $15.00 per share. A portion of this distribution is expected to be treated as return of capital for income tax purposes, although the ultimate determination will not be made until after our year-end. Based on current financial information, the distribution is estimated to consist of 100 percent of return of capital for book purposes.
Net Investment Loss: Net investment loss totaled $1,119,046 and $1,030,043 for the three and six months ended May 31, 2008, respectively, as compared to a net investment loss of $706,173 and $2,101,017, respectively, for the three and six months ended May 31, 2007. The variance in net investment loss is primarily related to net expenses as described above.
Net Realized and Unrealized Gain: We recognized $7,095,908 and $4,958,330 in net unrealized appreciation (after deferred taxes) for the three and six months ended May 31, 2008, respectively, as compared to $4,169,982 and $5,981,617 for the three and six months ended May 31, 2007, respectively. We had no realized gains for the three and six months ended May 31, 2008, as compared to a realized gain of $8,501 (after deferred taxes) for the three and six months ended May 31, 2007.
Recent Developments
On June 2, 2008, we paid a distribution in the amount of $0.2625 per common share, for a total of $2,330,092. Of this total, the dividend reinvestment amounted to $215,016.
On June 17, 2008, LONESTAR Midstream Partners LP, entered into a definitive agreement with Penn Virginia Resource Partners, L.P. (NYSE: PVR) for the sale of Lone Star Gathering LP’s (an affiliate of LONESTAR Midstream Partners, L.P.) gas gathering and transportation assets. LONESTAR Midstream Partners, LP is distributing substantially all of the sales proceeds to its limited partners.
We expect our portion of the proceeds to be $13.5 million in cash and 494,191 newly-issued unregistered common units of PVR, and approximately $1 million in cash payable on December 31, 2009. Additionally, there are two contingent payments of approximately $4.7 million and $5.0 million, payable in cash or common units of PVR (at purchasers’ election), each of which payments will be triggered if a defined geographic area in which a subset of the acquired assets are located reaches certain revenue targets by or before June 30, 2013.

We believe this transaction is an important step in validating our private investment thesis. The cash received from the transaction will allow us to pay down debt or redeploy capital in new or follow-on investments, while the PVR units received from the sale are expected to provide us future distribution growth.
Liquidity and Capital Resources
We expect to raise additional capital to support our future growth through equity offerings, rights offerings, and issuances of senior securities or future borrowings to the extent permitted by the 1940 Act and our current credit facility and subject to market conditions. We generally may not issue additional common shares at a price below our net asset value (net of any sales load (underwriting discount)) without first obtaining approval of our stockholders and Board of Directors. We are restricted in our ability to incur additional debt by the terms of our credit facility.
On April 8, 2008, we filed an initial shelf registration statement with the Securities and Exchange Commission. When effective, the shelf will allow us to prudently raise additional capital.
Contractual Obligations
The following table summarizes our significant contractual payment obligations as of May 31, 2008.

		Fiscal	Fiscal	Fiscal	Fiscal	After
	Total	2008	2009	2010	2011	2011
Secured revolving credit facility (1)	$33,800,000	—	$33,800,000	—	—	—

	$33,800,000	—	$33,800,000	—	—	—

(1)	At May 31, 2008, the outstanding balance under the credit facility was $33,800,000.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources.
Borrowings
On March 21, 2008, the Company secured an extension to its revolving credit facility and on March 28, 2008, amended the credit agreement to exclude Bank of Oklahoma and include Wells Fargo as a lender, and to increase the total credit facility to $50,000,000. The credit facility matures on March 20, 2009. The revolving credit facility has a variable annual interest rate equal to the one-month LIBOR plus 1.75 percent, a non-usage fee equal to an annual rate of 0.375 percent of the difference between the total credit facility commitment and the average outstanding balance at the end of each day for the preceding fiscal quarter, and is secured with all assets of the Company. The credit facility contains a covenant precluding the Company from incurring additional debt.
For the six months ended May 31, 2008, the average principal balance and interest rate for the period during which the credit facility was utilized were $34,273,770 and 5.12 percent, respectively. As of May 31, 2008, the principal balance outstanding was $33,800,000 at a rate of 4.21 percent.
Critical Accounting Policies
The financial statements included in this report are based on the selection and application of critical accounting policies, which require management to make significant estimates and assumptions. Critical accounting policies are those that are both important to the presentation of our financial condition and results of operations and require management’s most difficult, complex or subjective judgments. While our critical accounting policies are discussed below, Note 2 in the Notes to Financial Statements included in this report provides more detailed disclosure of all of our significant accounting policies.

Valuation of Portfolio Investments
The Company invests primarily in illiquid securities including debt and equity securities of privately-held companies. These investments generally are subject to restrictions on resale, have no established trading market and are fair valued on a quarterly basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Because of the inherent uncertainty of valuation, the fair values of such investments, which are determined in accordance with procedures approved by the Company’s Board of Directors, may differ materially from the values that would have been used had a ready market existed for the investments.
Interest and Fee Income Recognition
Interest income is recorded on an accrual basis to the extent that such amounts are expected to be collected. When investing in instruments with an original issue discount or payment-in-kind interest (in which case we choose payment-in-kind in lieu of cash), we will accrue interest income during the life of the investment, even though we will not necessarily be receiving cash as the interest is accrued. Commitment and facility fees generally are recognized as income over the life of the underlying loan, whereas due diligence, structuring, transaction service, consulting and management service fees for services rendered to portfolio companies generally are recognized as income when services are rendered.
Security Transactions and Investment Income Recognition
Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses are reported on an identified cost basis. Distributions received from our equity investments generally are comprised of ordinary income, capital gains and return of capital from the portfolio company. We record investment income and returns of capital based on estimates made at the time such distributions are received. Such estimates are based on information available from each portfolio company and/or other industry sources. These estimates may subsequently be revised based on information received from the portfolio companies after their tax reporting periods are concluded, as the actual character of these distributions are not known until after our fiscal year-end.
Federal and State Income Taxation
We, as a corporation, are obligated to pay federal and state income tax on our taxable income. Our tax expense or benefit is included in the Statement of Operations based on the component of income or gains (losses) to which such expense or benefit relates. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

SENIOR SECURITIES
     The following table sets forth information about our outstanding senior securities as of our fiscal year ended November 30, 2007. We did not have any senior securities outstanding as of the end of our first fiscal year ended November 30, 2006. The “ — ” indicates information which is not required to be disclosed for certain types of senior securities.

Involuntary
	Total Amount		Liquidation
	Outstanding Exclusive	Asset Coverage	Preference	Average Market
Title of Securities	of Treasury Securities	per Unit(1)	per Unit	Value per Unit
Secured Revolving Credit Facility(2)	$30,550,000	$4,991	—	n/a

(1)	The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage per Unit.

(2)	We have a $50 million secured revolving credit facility with U.S. Bank National Association, as lender, agent and lead arranger, First National Bank of Kansas and Wells Fargo Bank, N.A. The credit facility matures on March 20, 2009. As of June 30, 2008, we had an outstanding balance of approximately $36.5 million under the credit facility.

THE COMPANY
     We invest primarily in privately-held and micro-cap public energy companies focused on the midstream and downstream segments, and to a lesser extent the upstream segment. We believe companies in the energy infrastructure generally produce stable cash flows as a result of their fee-based revenue and limited exposure to the risks associated with changes in commodity prices. Our goal is to provide our stockholders with a high level of total return, with an emphasis on dividends and dividend growth. We invest primarily in the equity securities of companies that we expect to pay us distributions on a current basis and provide us distribution growth.
     Companies in the midstream segment of the energy infrastructure sector engage in the business of transporting, processing or storing natural gas, natural gas liquids, coal, crude oil, refined petroleum products and renewable energy resources. Companies in the downstream segment of the energy infrastructure sector engage in distributing or marketing such commodities and companies in the upstream segment of the energy infrastructure sector engage in exploring, developing, managing, or producing such commodities. Under normal conditions, we intend to invest at least 90% of our total assets (including assets obtained through leverage) in companies in the energy infrastructure sector. Companies in the energy infrastructure sector include (i) companies that derive a majority of their revenues from activities within the downstream, midstream and upstream segments of the energy infrastructure sector, and (ii) companies that derive a majority of their revenues from providing products or services to such companies. Our investments are expected to range between $5.0 million and $30.0 million per investment, although investment sizes may be smaller or larger than this targeted range.
     We raised approximately $46.3 million of gross proceeds ($42.5 million of net proceeds) through sales of 3,088,596 common shares and warrants to purchase 772,124 of our common shares, the last of which occurred in January 2006. We raised an additional $18.4 million of net proceeds for investment purposes in December 2006 in a private placement in which we sold 1,233,333 shares of Series A Redeemable Preferred Stock and warrants to purchase 185,006 of our common shares. We raised approximately $79.5 million of net proceeds in our initial public offering on February 7, 2007 through the sale of 5,740,000 of our common shares. On February 7, 2007, we redeemed all of the Series A Redeemable Preferred Stock at $15.00 per share plus a 2 percent premium, for a total redemption price of $18,870,000. None of our warrants were redeemed and all warrants expire on February 6, 2013. We have a $50.0 million secured revolving credit facility with U.S. Bank National Association, as lender, agent and lead arranger, First National Bank of Kansas and Wells Fargo Bank, N.A. The credit facility terminates on March 20, 2009. As of June 30, 2008, we had an outstanding balance of approximately $36.5 million under the credit facility.
     As of May 31, 2008, we have invested a total of $156.4 million in 13 portfolio companies in the U.S. energy infrastructure sector. Of the $156.4 million, we have invested $108.6 million in the midstream and downstream segments of the U.S. energy infrastructure sector, $25.6 million in the upstream segment of the U.S. energy infrastructure sector and $22.2 million in other segments of the U.S. energy infrastructure sector.
     The following table summarizes our investments in portfolio companies as of May 31, 2008. Eagle Rock Energy Partners, L.P., EV Energy Partners, L.P. and Legacy Reserves L.P. are publicly-traded.

Name of Portfolio	Nature of its	Securities	Amount Invested	Fair Market Value		Current
Company (Segment)	Principal Business	Held by Us	(in millions)	(in millions)		Yield(1)
Abraxas Energy Partners, L.P. (Upstream)	Natural gas and oil exploitation and development in the Delaware and Gulf Coast Basins of Texas, Rockies and mid-continent region of the U.S.	Common Units	$7.5	$7.4		9.6%
Eagle Rock Energy Partners, L.P. (Upstream/Midstream)(2)	Gatherer and processor of natural gas in north and east Texas and Louisiana and producer and developer of upstream assets located in 17 states	Common Units	12.1	11.4		8.7%
EV Energy Partners, L.P. (Upstream)	Acquirer, producer and developer of oil and gas properties	Common Units	7.5	6.8		7.2%
High Sierra Energy, LP (Midstream)	Marketer, processor and transporter of hydrocarbons with operations primarily in Colorado, Wyoming and Florida	Common Units	24.8	27.3		9.8%
High Sierra Energy GP, LLC (Midstream)(3)	General Partner of High Sierra Energy, LP	GP Interest	2.0	2.8		2.3%
International Resource Partners LP (Coal)	Operator of both metallurgical and steam coal mines in Central Appalachia	Class A Units	10.0	10.4		8.0%
Legacy Reserves LP (Upstream)	Oil and natural gas exploitation and development in the Permian Basin	Limited Partner Units	4.5	6.1		11.5%
LONESTAR Midstream Partners, LP (Midstream)(4)	Gatherer and processor of natural gas in six counties in Texas	Class A Units	24.9	26.2		8.4%
LSMP GP, LP (Midstream)(4)	Indirectly owns General Partner of LONESTAR Midstream Partners, LP	GP LP Units	0.5	1.7		1.6%
Millennium Midstream Partners, LP (Midstream)	Gatherer and processor of natural gas in Texas, Louisiana and offshore Gulf of Mexico	Class A Common Units and Incentive Distribution Rights	17.5	20.5		9.1%
Mowood, LLC (Downstream)(5)	Natural gas distribution in central Missouri and landfill gas to energy projects	Equity Interest Subordinated Debt	3.5 7.1	4.1 7.1	10.0 12.0	% %
Quest Midstream Partners, L.P. (Midstream)	Operator of natural gas gathering pipelines in the Cherokee Basin and interstate natural gas transmission pipelines in Oklahoma, Kansas and Missouri	Common Units	22.2	20.1		9.0%
VantaCore Partners LP (Aggregate)	Acquirer and operator of aggregate companies, with quarry and asphalt operations in Clarksville, Tennessee	Common Units and Incentive Distribution Rights	8.5	10.0		10.0%
		Secured Credit Facility(6)	3.8	3.8		8.2%

			$156.4	$165.7

(1)	The current yield has been calculated by annualizing the most recent distribution and dividing by the amount invested in the underlying security. Actual distributions to us are based on each company’s available cash flow and are subject to change.

(2)	Segment classification revised in quarter ended May 31, 2008 to 50% upstream and 50% downstream to reflect the company’s current profile.

(3)	Includes original purchase of 3 percent equity interest, sale of 0.6274 percent equity interest in July 2007 and subsequent capital calls.

(4)	Distributions are paid-in-kind.

(5)	Represents an equity distribution on our invested capital. We expect that, pending cash availability, such equity distributions will recur on a quarterly basis at or above such yield.

(6)	Variable interest rate.

     We are an externally managed, non-diversified closed end investment company that has elected to be regulated as a BDC under the 1940 Act. As a BDC, we are subject to numerous regulations and restrictions.
Our Adviser
     We are managed by Tortoise Capital Advisors, a registered investment adviser specializing in the energy sector that had approximately $2.7 billion of assets under management as of June 30, 2008, including the assets of three other publicly traded closed-end management investment companies. Our Adviser’s aggregate managed capital is among the largest of investment advisors managing closed-end management companies focused on the energy sector. Our adviser also manages the investments of TYG, TYY, TYN, TTRF and TGOC. TYG is a publicly-traded, non-diversified, closed-end management investment company focused primarily on investing in MLPs in the midstream segment of the energy infrastructure sector. TYY is a publicly-traded, non-diversified, closed-end management investment company focused primarily on investing in MLPs in the midstream segment of the energy infrastructure sector. TYN is a publicly-traded, non-diversified, closed-end management investment company focused primarily on investing in publicly traded Canadian upstream royalty trusts and midstream and downstream income trusts, and publicly traded U.S. MLPs. TTRF is a privately held, closed-end management investment company targeted at institutional investors and focused primarily on investing in MLPs in the midstream segment of the energy infrastructure sector. TGOC is a privately held, closed-end management investment company focused primarily on investing in companies in the upstream and midstream gas and oil segments of the energy sector. Our Adviser has limited experience managing a BDC, which is subject to different regulations than the other closed-end management investment companies managed by our Adviser. The members of our Adviser’s investment committee have an average of over 20 years of financial investment experience.
     FCM Tortoise, L.L.C. (“FCM”) and Kansas City Equity Partners LC (“KCEP”) control our Adviser through their equity ownership and management rights in our Adviser. FCM has no operations and serves as a holding company. FCM’s ownership interest was held by Fountain Capital Management, L.L.C. (“Fountain Capital”). Fountain Capital’s ownership in our Adviser was transferred to FCM, a recently formed entity with the same principals as Fountain Capital, effective as of August 2, 2007. The transfer did not result in a change in control of our Adviser.
     Our Adviser has 32 full time employees. Six of our Adviser’s investment professionals are responsible for the origination, structuring and managing of our investments. These six investment professionals have approximately 120 years of combined experience in energy, leveraged finance, investment banking and private equity investing. Each of our Adviser’s investment decisions will be reviewed and approved by its investment committee, which also acts as the investment committee for TYG, TYY, TYN, TTRF and TGOC.

If TYG, TYY, TYN, TTRF or TGOC were ever to target investment opportunities similar to ours, our Adviser intends to allocate investment opportunities in a fair and equitable manner consistent with our investment objective and strategies and in accordance with written allocation policies of our Adviser, so that we will not be disadvantaged in relation to any other client. See “Risk Factors — Risks Related to Our Operations.”
     Our Adviser has retained Kenmont as a sub-adviser. Kenmont is a Houston, Texas-based registered investment adviser with experience investing in privately-held and public companies in the U.S. energy and power sectors. Kenmont provides additional contacts to us and enhances our number and range of potential investment opportunities. The principals of Kenmont have collectively created and managed private equity portfolios in excess of $1.5 billion and have over 50 years of experience working for investment banks, commercial banks, accounting firms, operating companies and money management firms. Kenmont has no prior experience managing a BDC. Our Adviser compensates Kenmont for the services it provides to us. Our Adviser also indemnifies and holds us harmless from any obligation to pay or reimburse Kenmont for any fees or expenses incurred by Kenmont in providing such services to us. Entities managed by Kenmont own approximately 7.5% of our outstanding common shares and warrants to purchase an additional 281,666 of our common shares. See “Adviser — Sub-Adviser Arrangement.”
U.S. Energy Infrastructure Sector Focus
     We pursue our investment objective by investing principally in a portfolio of privately-held and micro-cap public companies in the U.S. energy infrastructure sector. The energy infrastructure sector can be broadly categorized as follows:
•	Midstream — the gathering, processing, storing and transmission of energy resources and their byproducts in a form that is usable by wholesale power generation, utility, petrochemical, industrial and gasoline customers, including pipelines, gas processing plants, liquefied natural gas facilities and other energy infrastructure.

•	Downstream — the refining, marketing and distribution of refined energy sources, such as customer-ready natural gas, natural gas liquids, propane and gasoline, to end-user customers, and customers engaged in the generation, transmission and distribution of power and electricity.

•	Upstream — the development and extraction of energy resources, including natural gas and crude oil from onshore and offshore geological reservoirs as well as from renewable sources, including agricultural, thermal, solar, wind and biomass.
     We focus our investments in the midstream and downstream segments, and to a lesser extent the upstream segment, of the U.S. energy infrastructure sector. We also intend to allocate our investments among asset types and geographic regions within the U.S. energy infrastructure sector.
     We believe that the midstream segment of the U.S. energy infrastructure sector will provide attractive investment opportunities as a result of the following factors:
•	Strong Supply and Demand Fundamentals. The U.S. is the largest consumer of crude oil and natural gas products, the third largest producer of crude oil and the second largest producer of natural gas products in the world. The United States Department of Energy’s Energy Information Administration, or EIA, annually projects that domestic natural gas and refined petroleum products consumption will increase by 0.8% and 1.1%, respectively, through 2030. The midstream energy infrastructure segment provides the critical link between the suppliers of crude oil, natural gas, refined products and other forms of energy, whether domestically-sourced or imported, and the end-user. Midstream energy infrastructure companies are typically asset-intensive, with minimal variable cost requirements, providing operating leverage that allows them to generate attractive cash flow growth even with limited demand-driven or supply-driven growth.

•	Substantial Capital Requirements. We believe, based on industry sources, that approximately $20 billion of capital was invested in the midstream segment of the U.S. energy infrastructure sector during 2006. We believe that additional capital expenditures in the U.S. energy infrastructure sector will result from the signing of the Energy Policy Act of 2005 on August 8, 2005, which incorporates a number of incentives for additional investments in the energy infrastructure sector including business investment tax credits and accelerated tax depreciation.

•	Substantial Asset Ownership Realignment. We believe that in the midstream and downstream segments of the U.S. energy infrastructure sector, the acquisition and divestiture market has averaged approximately $34 billion of annual transactions between 2001 and 2006. We believe that such activity, particularly in the midstream segment, will continue as: larger integrated companies with high cost structures continue to divest energy infrastructure assets to smaller, more entrepreneurial companies;

MLPs continue to pursue acquisitions to drive distribution growth; and private equity firms seek to aggregate midstream U.S. energy infrastructure assets for contribution to existing or newly-formed MLPs or other public or private entities.
     We believe the downstream segment of the U.S. energy infrastructure sector also will provide attractive investment opportunities as a result of the following factors:
•	Strong Demand Fundamentals. We believe that long-term projected growth in demand for the natural gas and refined petroleum products delivered to end-users by the downstream segment of the U.S. energy infrastructure sector, combined with the 1.5% annual growth in domestic power consumption projected by the EIA through 2030, will result in continued capital expenditures and investment opportunities in the downstream segment of the U.S. energy infrastructure sector.

•	Requirements to Develop New Downstream Infrastructure. With the trend towards increased heavy crude supply, high “light-heavy” crude oil pricing differentials and the impact of recent domestic capital-intensive environmental mandates, we believe that existing downstream infrastructure will require new capital investment to maintain an aging asset base as well as to upgrade the asset base to respond to the evolution of supply and environmental regulations.

•	Substantial Number of Downstream Companies. There are numerous domestic companies in the downstream segment of the U.S. energy infrastructure sector. For example, it is estimated by industry sources that over 8,000 retail propane companies operate in the U.S., and the EIA reports there are 114 domestic natural gas local distribution companies. We believe the substantial number of domestic companies in the downstream segment of the U.S. energy infrastructure sector provides consolidation opportunities, particularly among propane distributors.

•	Renewable Energy Resources Opportunities. The increasing domestic demand for energy, recently passed energy legislation and the rising cost of carbon-based energy supplies have all encouraged a renewed and growing interest in renewable energy resources. We believe that downstream renewable energy resource assets will be brought on-line, particularly for producing and processing ethanol. We believe the demand for related project financing will continue to grow and provide investment opportunities consistent with our investment objective.

     Although not part of our core focus, we believe the upstream segment of the U.S. energy infrastructure sector will benefit from strong long-term demand fundamentals and will provide attractive investment opportunities.
Market Opportunity
     We believe the environment for investing in privately-held and micro-cap public companies in the energy infrastructure sector is attractive for the following reasons:
•	Increased Demand Among Small and Middle Market Private Companies for Capital. We believe many private and micro-cap public companies have faced increased difficulty accessing the capital markets due to a continuing preference by investors for issuances in larger companies with more liquid securities. Such difficulties have been magnified in asset-focused and capital intensive industries such as the U.S. energy infrastructure sector. We believe that the energy infrastructure sector’s high level of projected capital expenditures and continuing acquisition and divestiture activity will provide us with numerous attractive investment opportunities.
•	Finance Market for Small and Middle Market Energy Companies is Underserved by Many Capital Providers. We believe that many lenders have, in recent years, de-emphasized their service and product offerings to small and middle market energy companies in favor of lending to large corporate clients and managing capital markets transactions. We believe, in addition, that many capital providers lack the necessary technical expertise to evaluate the quality of the underlying assets of small and middle market private companies and micro-cap public companies in the energy infrastructure sector and lack a network of relationships with such companies.

•	Attractive Companies with Limited Access to Other Capital. We believe there are, and will continue to be, attractive companies that will benefit from private equity investments prior to a public offering of their equity, whether as an MLP or otherwise. We also believe that there are a number of companies in the midstream and downstream segments of the U.S. energy infrastructure sector with the same stable cash flow characteristics as those being acquired by MLPs or funded by private equity capital in anticipation of contribution to an MLP. We believe that many such companies are not being acquired by MLPs or attracting private equity capital because they do not produce income that qualifies for inclusion in an MLP pursuant to the applicable U.S. Federal income tax laws, are perceived by such investors as too small, or are in areas of the midstream energy infrastructure segment in which most MLPs do not have specific expertise. We believe that these companies represent attractive investment candidates for us.
Competitive Advantages
     We believe that we are well positioned to meet the financing needs of the U.S. energy infrastructure sector for the following reasons:

•	Existing Investment Platform with Experience and Focus on the Energy Infrastructure Sector. We believe that our Adviser’s current investment platform provides us with significant advantages in sourcing, evaluating, executing and managing investments. As of June 30, 2008, our Adviser managed investments of approximately $2.7 billion in the energy sector, including the assets of three other publicly traded closed-end management investment companies. Our Adviser created the first publicly traded closed-end management investment company focused primarily on investing in MLPs involved in the energy infrastructure sector, and its aggregate managed capital is among the largest of those closed-end management investment company advisors focused on the energy infrastructure sector.

•	Experienced Management Team. The members of our Adviser’s investment committee have an average of over 20 years of financial investment experience. Our Adviser’s six investment professionals are responsible for the structuring and managing of our investments and have approximately 120 years of combined experience in energy, leveraged finance, investment banking and private equity investing. We believe that as a result of this extensive experience, the members of our Adviser’s investment committee and our Adviser’s investment professionals have developed strong reputations in the capital markets, particularly in the energy infrastructure sector, that we believe affords us a competitive advantage in identifying and investing in energy infrastructure companies.

•	Disciplined Investment Philosophy. In making its investment decisions, our Adviser intends to continue the disciplined investment approach that it has utilized since its founding. That investment approach emphasizes significant current income with the potential for enhanced returns through dividend growth, capital appreciation, low volatility and minimization of downside risk. Our Adviser’s investment process involves an assessment of the overall attractiveness of the specific subsector of the energy infrastructure segment in which a prospective portfolio company is involved; such company’s specific competitive position within that subsector; potential commodity price, supply and demand and regulatory concerns; the stability and potential growth of the prospective portfolio company’s cash flows; the prospective portfolio company’s management track record and incentive structure and our Adviser’s ability to structure an attractive investment.

•	Flexible Transaction Structuring. We are not subject to many of the regulatory limitations that govern traditional lending institutions such as commercial banks. As a result, we can be flexible in structuring investments and selecting the types of securities in which we invest. Our Adviser’s investment professionals have substantial experience in structuring investments that balance the needs of energy infrastructure companies with appropriate risk control.

•	Extended Investment Horizon. Unlike private equity and venture capital funds, we are not subject to standard periodic capital return requirements. These provisions often force private equity and venture capital funds to seek quicker returns on their investments through mergers, public equity offerings or other liquidity events than may otherwise be desirable, potentially resulting in both a lower overall return to investors and an adverse impact on their portfolio companies. We believe our flexibility to make investments with a long-term view and without the capital return requirements of traditional private investment funds enhances our ability to generate attractive returns on invested capital.
Targeted Investment Characteristics
     We anticipate that our targeted investments will have the following characteristics:
•	Long-Life Assets with Stable Cash Flows and Limited Commodity Price Sensitivity. We anticipate that most of our investments will be made in companies with assets having the potential to generate stable cash flows over long periods of time. We intend to invest a portion of our assets in companies that own and operate assets with long useful lives and that generate cash flows by providing critical services primarily to the producers or end-users of energy. We expect to limit the direct exposure to commodity price risk in our portfolio. We intend to target companies that have a majority of their cash flows generated by contractual obligations.

•	Experienced Management Teams with Energy Infrastructure Focus. We intend to make investments in companies with management teams that have a track record of success and who often have substantial knowledge and focus in particular segments of the energy infrastructure sector or with certain types of assets. We expect that our management team’s extensive experience and network of business relationships in the energy infrastructure sector will allow us to identify and attract portfolio company management teams that meet these criteria.

•	Fixed Asset-Intensive. We anticipate that most of our investments will be made in companies with a relatively significant base of fixed assets that we believe will provide for reduced downside risk compared to making investments in companies with lower relative fixed asset levels. As fixed asset-intensive companies typically have less variable cost requirements, we expect they will generate attractive cash flow growth even with limited demand-driven or supply-driven growth.

•	Limited Technological Risk. We do not intend to target investment opportunities involving the application of new technologies or significant geological, drilling or development risk.

•	Exit Opportunities. We focus our investments on prospective portfolio companies that we believe will generate a steady stream of cash flow to generate returns on our investments, as well as allow such companies to reinvest in their respective businesses. We expect that such internally generated cash flow will lead to distributions or the repayment of the principal of our investments in portfolio companies and will be a key means by which we monetize our investments over time. In addition, we seek to invest in companies whose business models and expected future cash flows offer attractive exit possibilities. These companies include candidates for strategic acquisition by other industry participants and companies that may repay, or provide liquidity for, our investments through an initial public offering of common MLP units, common stock or other capital markets transactions. We believe our Adviser’s investment experience will help us identify such companies.
Investment Overview
     Our portfolio primarily is, and we expect it to continue to be, comprised of equity and debt securities acquired through individual investments of approximately $5.0 million to $30.0 million in privately-held and micro-cap public companies in the U.S. energy infrastructure sector. It is anticipated that any publicly traded companies in which we invest will have a market capitalization of less than $250 million.

Investment Selection
     Our Adviser uses an investment selection process modeled after the investment selection process utilized by our Adviser in connection with the publicly traded and publicly held closed-end funds it manages, TYG, TYY and TYN. Our Adviser’s investment professionals, will be responsible for the structuring and managing of our investments, and will operate under the oversight of our Adviser’s investment committee.
Target Portfolio Company Characteristics
     We have identified several quantitative, qualitative and relative value criteria that we believe are important in identifying and investing in prospective portfolio companies. While these criteria provide general guidelines for our investment decisions, we caution you that not all of these criteria may be met by each prospective portfolio company in which we choose to invest. Generally, we intend to utilize our access to information generated by our Adviser’s investment professionals to identify prospective portfolio companies and to structure investments efficiently and effectively.
Midstream and Downstream Segment Focus
     We focus on prospective companies in the midstream and downstream segments, and to a lesser extent the upstream segment, of the U.S. energy infrastructure sector.
Qualified Management Team
     We generally require that our portfolio companies have an experienced management team with a verifiable track record in the relevant product or service industry. We will seek companies with management teams having strong technical, financial, managerial and operational capabilities, established appropriate governance policies, and proper incentives to induce management to succeed and act in concert with our interests as investors, including having meaningful equity investments.
Current Yield Plus Growth Potential
     We focus on prospective portfolio companies with a distinct value orientation in which we can invest at relatively low multiples of operating cash flow, that generate a current cash return at the time of investment and that possess good prospects for growth. Typically, we would not expect to invest in start-up companies or companies having speculative business plans.
Distributions Received from Investments
     We generate revenues in the form of capital gains and distributions on dividend-paying equity securities, warrants, options, or other equity interests that we have acquired in our portfolio companies and in the form of interest payable on the debt investments that we hold. We intend to acquire equity securities that pay cash distributions on a recurring or customized basis. We currently intend to structure our debt investments to provide for quarterly or other periodic interest payments. In addition to the cash yields received on our investments, in some instances, our investments may also include any of the following: end of term payments, exit fees, balloon payment fees or prepayment fees, any of which may be required to be included in income prior to receipt. In some cases we may structure debt investments to provide that interest is not payable in cash, or not entirely in cash, but is instead payable in securities of the issuer or is added to the principal of the debt. The amortization of principal on our debt investments may be deferred until maturity. We also expect to generate revenue in the form of commitment, origination, structuring, or diligence fees, fees for providing managerial assistance, and possibly consulting fees.
Strong Competitive Position
     We focus on prospective portfolio companies that have developed strong market positions within their respective markets and that are well positioned to capitalize on growth opportunities. We seek to invest in companies that demonstrate competitive advantages that should help to protect their market position and profitability.
Sensitivity Analyses
     We generally perform sensitivity analyses to determine the effects of changes in market conditions on any proposed investment. These sensitivity analyses may include, among other things, simulations of changes in energy commodity prices, changes in interest rates, changes in economic activity and other events that would affect the performance of our investment. In general, we will not commit to any proposed investment that will not provide at least a minimum return under any of these analyses and, in particular, the sensitivity analysis relating to changes in energy commodity prices.
Investment Process and Due Diligence
     In conducting due diligence, our Adviser uses available public information and information obtained from its relationships with former and current management teams, vendors and suppliers to prospective portfolio companies, investment bankers, consultants and other advisors. Although our Adviser uses research provided by third parties when available, primary emphasis is placed on proprietary analysis and valuation models conducted and maintained by our Adviser’s in-house investment professionals.
     The due diligence process followed by our Adviser’s investment professionals is highly detailed and structured. Our Adviser exercises discipline with respect to company valuation and institutes appropriate structural protections in our investment agreements. After our Adviser’s investment professionals undertake initial due diligence of a prospective portfolio company, more extensive due diligence by our Adviser’s investment professionals, if appropriate, will be undertaker. The due diligence process typically includes:
•	review of historical and prospective financial information;

•	review and analysis of financial models and projections;

•	for many midstream and upstream investments, review of third party engineering reserve reports and internal engineering reviews;

•	on-site visits;

•	legal reviews of the status of the potential portfolio company’s title to any assets serving as collateral and liens on such assets;

•	environmental diligence and assessments;

•	interviews with management, employees, customers and vendors of the prospective portfolio company;

•	research relating to the prospective portfolio company’s industry, regulatory environment, products and services and competitors;

•	review of financial, accounting and operating systems;

•	review of relevant corporate, partnership and other loan documents; and

•	research relating to the prospective portfolio company’s management and contingent liabilities, including background and reference checks using our Adviser’s industry contact base and commercial data bases and other investigative sources.
     Additional due diligence with respect to any investment may be conducted on our behalf by our legal counsel and accountants, as well as by other outside advisors and consultants, as appropriate.
     Upon the conclusion of the due diligence process, our Adviser’s investment professionals present a detailed investment proposal to our Adviser’s investment committee. The Adviser’s six investment professionals have approximately 120 years of combined experience in energy, leveraged finance, investment banking and private equity investing. The members of our Adviser’s investment committee have an average of over 20 years of financial investment experience. All decisions to invest in a portfolio company must be approved by the unanimous decision of our Adviser’s investment committee.
Investment Structure and Types of Investments
     Once our Adviser’s investment committee has determined that a prospective portfolio company is suitable for investment, we work with the management of that company and its other capital providers, including other senior and junior debt and equity capital providers, if any, to structure an investment. We negotiate among these parties to agree on how our investment is expected to perform relative to the other capital in the portfolio company’s capital structure. We may invest up to 30% of our total assets in assets that are non-qualifying assets in among other things, high yield bonds, bridge loans, distressed debt, commercial loans, private equity and securities of public companies or secondary market purchases of securities of target portfolio companies.
     The types of securities in which we may invest include, but are not limited to, the following:
Equity Investments
     We expect our equity investments will likely consist of common or preferred equity (generally limited partner interests, including interests in MLPs, and limited liability company interests) that is expected to pay distributions on a current basis. Preferred equity generally has a preference over common equity as to distributions during operations and upon liquidation. In general, we expect that our equity investments will not be control-oriented investments and we may acquire equity securities as part of a group of private equity investors in which we are not the lead investor. In many cases, we also may obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.
     In addition to limited partner interests and limited liability company interests, we may also purchase, among others, general partner interests, common and preferred stock, convertible securities, warrants and depository receipts of companies that are organized as corporations, limited partnerships or limited liability companies. We may also invest in the securities of entities formed as joint ventures with companies in the energy infrastructure sector to spin off assets deemed to be better suited for ownership through a separate entity or to construct projects involving new energy infrastructure assets, referred to as greenfield projects.
Debt Investments
     Our debt investments may be secured or unsecured. In general, our debt investments will not be control-oriented investments and we may acquire debt securities as a part of a group of investors in which we are not the lead investor. We anticipate structuring a significant amount of our debt investments as mezzanine loans. Mezzanine loans typically are unsecured, and usually rank subordinate in priority of payment to senior debt, such as senior bank debt, but senior to common and preferred equity, in a borrowers’ capital structure. We expect to invest in a range of debt investments generally having a term of five to ten years and bearing interest at either a fixed or floating rate. These loans typically will have interest-only payments in the early years, with amortization of principal deferred to the later years of the term of the loan.
     In addition to bearing fixed or variable rates of interest, mezzanine loans also may provide an opportunity to participate in the capital appreciation of a borrower through an equity interest. We expect this equity interest will typically be in the form of a warrant. Due to the relatively higher risk profile and often less restrictive covenants, as compared to senior loans, mezzanine loans generally earn a higher return than senior loans. The warrants associated with mezzanine loans are typically detachable, which allows lenders to receive repayment of principal while retaining their equity interest in the borrower. In some cases, we anticipate that mezzanine loans may be collateralized by a subordinated lien on some or all of the assets of the borrower.
     In some cases, our debt investments may provide for a portion of the interest payable to be payment-in-kind interest. To the extent interest is payment-in-kind, it will likely be payable through the increase of the principal amount of the loan by the amount of interest due on the then-outstanding aggregate principal amount of such loan.
     We tailor the terms of our debt investments to the facts and circumstances of the transaction and the prospective portfolio company, negotiating a structure that aims to protect our rights and manage risk while creating incentives for the portfolio company to achieve its business plan and improve its profitability. For example, in addition to seeking a position senior to common and preferred equity in the capital structure of our portfolio companies, we will seek, where appropriate, to limit the downside potential of our debt investments by:
•	requiring a total return on our investments (including both interest and potential equity appreciation) that compensates us for our credit risk;

•	incorporating “put” rights and “call” protection into the investment structure; and

•	negotiating covenants in connection with our investments that afford portfolio companies as much flexibility in managing their businesses as possible, consistent with preservation of our capital. Such restrictions may include affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights.

Warrants
     Our investments may include warrants or options to establish or increase an equity interest in the portfolio company. Warrants we receive in connection with an investment may require only a nominal cost to exercise, and thus, as a portfolio company appreciates in value, we may achieve additional investment return from this equity interest. We may structure the warrants to provide provisions protecting our rights as a minority-interest holder, as well as puts, or rights to sell such securities back to the portfolio company, upon the occurrence of specified events. In certain cases, we also may obtain registration rights in connection with these equity interests, which may include demand and “piggyback” registration rights.
Investments
     We believe that our Adviser’s expertise in investing in small and middle market companies in the midstream and downstream segments of the U.S. energy infrastructure sector, and our Adviser’s experience as an investment adviser in the energy infrastructure sector, positions our Adviser to identify and capitalize on desirable investment opportunities. In addition, we believe that our Adviser’s regular contact with companies in the energy infrastructure sector, investment bankers engaged in financing and merger and acquisition advisory work, and other professionals providing services to growth companies in the energy infrastructure sector, will contribute to the number of quality investment opportunities that we can evaluate.
     As of May 31, 2008, we have invested approximately $156.4 million in 13 portfolio companies in the energy infrastructure sector.

Ongoing Relationships with Portfolio Companies
Monitoring
     The investment professionals of our Adviser monitor each portfolio company to determine progress relative to meeting the company’s business plan and to assess the appropriate strategic and tactical courses of action for the company. This monitoring may be accomplished by attendance at board of directors meetings, the review of periodic operating reports and financial reports, an analysis of relevant reserve information and capital expenditure plans, and periodic consultations with engineers, geologists, and other experts. The performance of each portfolio company is also periodically compared to performance of similarly sized companies with comparable assets and businesses to assess performance relative to peers. Our Adviser’s monitoring activities are expected to provide it with the necessary access to monitor compliance with existing covenants, to enhance its ability to make qualified valuation decisions, and to assist its evaluation of the nature of the risks involved in each individual investment. In addition, these monitoring activities should permit our Adviser to diagnose and manage the common risk factors held by our total portfolio, such as sector concentration, exposure to a single financial sponsor, or sensitivity to a particular geography.
     As part of the monitoring process, our Adviser continually assesses the risk profile of each of our investments and rates them on a scale of 1 to 3 based on the following categories:
     (1) The portfolio company is performing at or above expectations and the trends and risk factors are generally favorable to neutral.
     (2) The portfolio company is performing below expectations and the investment’s risk has increased materially since origination. The portfolio company is generally out of compliance with various covenants; however, payments are generally not more than 120 days past due.
     (3) The portfolio company is performing materially below expectations and the investment risk has substantially increased since origination. Most or all of the covenants are out of compliance and payments are substantially delinquent. Investment is not expected to provide a full repayment of the amount invested.
     As of May 31, 2008, all of our portfolio companies have a rating of (1).
Managerial Assistance
     The investment professionals of our Adviser make available, and will provide upon request, significant managerial assistance to our portfolio companies. This assistance may involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising the management teams of our portfolio companies, assisting in the formulation of their strategic plans, and providing other operational, organizational and financial consultation. Involvement with each portfolio company will vary based on a number of factors.
Valuation Process
We value our portfolio in accordance with U.S. generally accepted accounting principles and rely on multiple valuation techniques, reviewed on a quarterly basis by our Board of Directors. Our Board of Directors undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investments:
•	Valuation Officer Preliminary Valuation: Our Adviser employs a full-time Valuation Officer whose primary responsibility is oversight of the fair valuation process for private investments. Each investment will initially be valued by the Valuation Officer of our Adviser. As a part of this process, materials will be prepared containing the supporting analysis, which are reviewed by the investment professionals of the Adviser.

•	Investment Committee Valuation: Our Adviser’s investment committee will review the Valuation Officer’s preliminary valuations and the Valuation Officer will consider and assess, as appropriate, any changes that may be required to the preliminary valuations to address any comments provided by our Adviser’s investment committee.

•	Third Party Valuation Activity: The independent valuation firm retained by the Board of Directors will perform certain limited procedures, if requested by the Board of Directors, on a selection of valuations as determined by the Board of Directors.

•	Final Valuation Determination: The Board of Directors will assess the valuation, including supporting documentation, and determine the fair value of each investment in our portfolio in good faith.
We have retained Duff & Phelps, LLC, an independent valuation firm, to advise our Board of Directors and provide third-party valuation consulting services which will consist of certain limited procedures that we will identify and request them to perform. Upon completion of such limited procedures, Duff & Phelps, LLC will review the fair value, as determined by us, of those investments subjected to their limited procedures, and make a determination as to whether the fair value, as determined by us, does or does not appear to be unreasonable. The independent valuation firm’s limited procedures do not and will not involve an audit, review, compilation or any other form of examination or attestation under the standards of the Public Company Accounting Oversight Board (United States). Our Board of Directors is solely responsible for determining the fair value of any individual investment or portfolio of investments, nor are the limited procedures performed by Duff & Phelps, LLC intended to be used to determine fair value of any investment or portfolio of investment. The limited procedures performed by Duff & Phelps, LLC are supplementary to the inquiries and procedures that the Board of Directors is required to undertake to determine the fair value of the investments in good faith.
Determination of fair values involves subjective judgments and estimates. The notes to our financial statements will refer to the uncertainty with respect to the possible effects of such valuations, and any change in such valuations, on our financial statements.

Competition
     We compete with public and private funds, commercial and investment banks and commercial financing companies to make the types of investments that we plan to make in the U.S. energy infrastructure sector. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than us. For example, some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, allowing them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC. These competitive conditions may adversely affect our ability to make investments in the energy infrastructure sector and could adversely affect our distributions to stockholders.
Brokerage Allocation and Other Practices
     Since we will generally acquire and dispose of our investments in privately negotiated transactions, we infrequently will use brokers in the normal course of our business. Subject to policies established by our board of directors, we do not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While we will generally seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, we may select a broker based partly on brokerage or research services provided to us. In return for such services, we may pay a higher commission than other brokers would charge if it determines in good faith that such commission is reasonable in relation to the services provided.
Proxy Voting Policies
     We, along with our Adviser have adopted proxy voting policies and procedures (“Proxy Policy”), that we believe are reasonably designed to ensure that proxies are voted in our best interests and the best interests of our stockholders. Subject to its oversight, the board of directors has delegated responsibility for implementing the Proxy Policy to our Adviser.
     In the event requests for proxies are received with respect to the voting of equity securities, on routine matters, such as election of directors or approval of auditors, the proxies usually will be voted with management unless our Adviser determines it has a conflict or our Adviser determines there are other reasons not to vote with management. On non-routine matters, such as amendments to governing instruments, proposals relating to compensation and stock option and equity compensation plans, corporate governance proposals and stockholder proposals, our Adviser will vote, or abstain from voting if deemed appropriate, on a case by case basis in a manner it believes to be in the best economic interest of our stockholders. In the event requests for proxies are received with respect to debt securities, our Adviser will vote on a case by case basis in a manner it believes to be in the best economic interest of our stockholders.
     Our Chief Executive Officer is responsible for monitoring our actions and ensuring that (i) proxies are received and forwarded to the appropriate decision makers, and (ii) proxies are voted in a timely manner upon receipt of voting instructions. We are not responsible for voting proxies we do not receive, but will make reasonable efforts to obtain missing proxies. Our Chief Executive Officer will implement procedures to identify and monitor potential conflicts of interest that could affect the proxy voting process, including (i) significant client relationships, (ii) other potential material business relationships, and (iii) material personal and family relationships. All decisions regarding proxy voting will be determined by our Adviser’s investment committee and will be executed by our Chief Executive Officer. Every effort will be made to consult with the portfolio manager and/or analyst covering the security. We may determine not to vote a particular proxy, if the costs and burdens exceed the benefits of voting (e.g., when securities are subject to loan or to share blocking restrictions).
     If a request for proxy presents a conflict of interest between our stockholders on one hand, and our Adviser, the principal underwriters, or any affiliated persons of ours, on the other hand, our management may (i) disclose the potential conflict to the board of directors and obtain consent, or (ii) establish an ethical wall or other informational barrier between the persons involved in the conflict and the persons making the voting decisions.

Staffing
     We do not currently have or expect to have any employees. Services necessary for our business will be provided by individuals who are employees of our Adviser, pursuant to the terms of the investment advisory agreement and the administrative services agreement. Each of our executive officers described under “Management” is an employee of our Adviser.
Properties
     Our office is located at 11550 Ash Street, Suite 300, Leawood, Kansas 66211. We do not own any real estate or other physical properties. The Adviser is the current leaseholder for all properties in which we operate. We occupy these premises pursuant to our Investment Advisory Agreement and the Administrative Services Agreement with the Adviser. Our principal executive office is located in Leawood, Kansas and we also have operations in Alexandria, Virginia.
Legal Proceedings
     Neither we nor our Adviser are currently subject to any material legal proceedings.

PORTFOLIO COMPANIES

The following table sets forth a brief description of each portfolio company and a description of the investment we have made in each such company as of May 31, 2008. We may on occasion hold seats on the board of directors of a portfolio company and endeavor to obtain board observation rights with respect to our portfolio companies. For additional information regarding our portfolio companies see our Schedule of Investments included in this prospectus. Eagle Rock Energy Partners, L.P., EV Energy Partners, L.P. and Legacy Reserves L.P. are publicly-traded. Abraxas Energy Partners, L.P. filed for its initial public offering with the Securities and Exchange Commission on July 13, 2007.

Name of Portfolio	Nature of its	Securities	Amount Invested	Fair Market Value		Current
Company (Segment)	Principal Business	Held by Us	(in millions)	(in millions)		Yield(1)
Abraxas Energy Partners, L.P. (Upstream)	Natural gas and oil exploitation and development in the Delaware and Gulf Coast Basins of Texas, Rockies and mid-continent region of the U.S.	Common Units	$7.5	$7.4		9.6%
Eagle Rock Energy Partners, L.P. (Upstream/Midstream)(2)	Gatherer and processor of natural gas in north and east Texas and Louisiana and producer and developer of upstream assets located in 17 states	Common Units	12.1	11.4		8.7%
EV Energy Partners, L.P. (Upstream)	Acquirer, producer and developer of oil and gas properties	Common Units	7.5	6.8		7.2%
High Sierra Energy, LP (Midstream)	Marketer, processor and transporter of hydrocarbons with operations primarily in Colorado, Wyoming and Florida	Common Units	24.8	27.3		9.8%
High Sierra Energy GP, LLC (Midstream)(3)	General Partner of High Sierra Energy, LP	GP Interest	2.0	2.8		2.3%
International Resource Partners LP (Coal)	Operator of both metallurgical and steam coal mines in Central Appalachia	Class A Units	10.0	10.4		8.0%
Legacy Reserves LP (Upstream)	Oil and natural gas exploitation and development in the Permian Basin	Limited Partner Units	4.5	6.1		11.5%
LONESTAR Midstream Partners, LP (Midstream)(4)	Gatherer and processor of natural gas in six counties in Texas	Class A Units	24.9	26.2		8.4%
LSMP GP, LP (Midstream)(4)	Indirectly owns General Partner of LONESTAR Midstream Partners, LP	GP LP Units	0.5	1.7		1.6%
Millennium Midstream Partners, LP (Midstream)	Gatherer and processor of natural gas in Texas, Louisiana and offshore Gulf of Mexico	Class A Common Units and Incentive Distribution Rights	17.5	20.5		9.1%
Mowood, LLC (Downstream)(5)	Natural gas distribution in central Missouri and landfill gas to energy projects	Equity Interest Subordinated Debt	3.5 7.1	4.1 7.1	10.0 12.0	% %
Quest Midstream Partners, L.P. (Midstream)	Operator of natural gas gathering pipelines in the Cherokee Basin and interstate natural gas transmission pipelines in Oklahoma, Kansas and Missouri	Common Units	22.2	20.1		9.0%
VantaCore Partners LP (Aggregate)	Acquirer and operator of aggregate companies, with quarry and asphalt operations in Clarksville, Tennessee	Common Units and Incentive Distribution Rights	8.5	10.0		10.0%
		Secured Credit Facility (6)	3.8	3.8		8.2%

			$156.4	$165.7

(1)	The current yield has been calculated by annualizing the most recent distribution and dividing by the amount invested in the underlying security. Actual distributions to us are based on each company’s available cash flow and are subject to change.

(2)	Segment classification revised in quarter ended May 31, 2008 to 50% upstream and 50% downstream to reflect the company’s current profile.

(3)	Includes original purchase of 3 percent equity interest, sale of 0.6274 percent equity interest in July 2007 and subsequent capital calls.

(4)	Distributions are paid-in-kind.

(5)	Represents an equity distribution on our invested capital. We expect that, pending cash availability, such equity distributions will recur on a quarterly basis at or above such yield.

(6)	Variable interest rate.

Portfolio Company Descriptions
Abraxas Energy Partners, L.P. (“Abraxas”)
Abraxas was formed with Abraxas Petroleum Corp.’s long-lived, low-decline natural gas and oil reserves located in the Delaware and Gulf Coast Basins of Texas, Rocky Mountains and mid-continent region of the U.S. Abraxas Petroleum Corp. is an independent publicly-traded energy company engaged in the exploration and production of natural gas and oil in the Permian Basin of West Texas, onshore Texas Gulf Coast, mid-continent region, Rocky Mountains and the southern Powder River Basin in eastern Wyoming. Abraxas’ principal office is located at 500 N. Loop 1604 East, Suite 100, San Antonio, TX 78232.
Eagle Rock Energy Partners, L.P. (“Eagle Rock Energy”)
Eagle Rock Energy is a publicly traded master limited partnership with midstream assets located in Texas and Louisiana and upstream assets in seventeen states. The company conducts its operations through Eagle Rock Pipeline, L.P. Eagle Rock Energy’s principal office is located at 14950 Heathrow Forest Pkwy., Suite 111, Houston, TX 77032.
EV Energy Partners, L.P. (“EV”)
EV is a publicly traded master limited partnership engaged in acquiring, producing and developing oil and gas properties. EV’s current properties are located in the Appalachian Basin, primarily in Ohio and West Virginia and in the Monroe Field in Northern Louisiana and Tennessee. EV’s principal office is located at 1001 Fannin Street, Suite 800, Houston, TX 77002.
High Sierra Energy, LP (“High Sierra”)
High Sierra is a holding company with diversified midstream energy assets focused on the processing, transportation, storage and marketing of hydrocarbons. The management team of High Sierra includes former executives and founders of midstream private and public companies focused on acquiring attractive assets at reasonable multiples. The company’s purchased assets include a natural gas liquids logistics and transportation business in Colorado, natural gas gathering and processing operations in Louisiana, a natural gas storage facility in Mississippi, an ethanol terminal in Nevada, crude and natural gas liquids trucking businesses in Kansas and Colorado, a well water processing facility in Wyoming and two asphalt processing, packaging and distribution terminals in Florida. High Sierra’s principal office is located at 3773 Cherry Creek Drive North, Suite 655, Denver, CO 80209.
High Sierra Energy GP, LLC (“High Sierra GP”)
High Sierra GP is the general partner of High Sierra. High Sierra GP’s principal office is located at 3773 Cherry Creek Drive North, Suite 655, Denver, CO 80209.
International Resource Partners LP (“IRP”)
IRP’s initial acquisition of surface and underground coal mine operations in southern West Virginia is comprised of metallurgical and steam coal reserves, a coal washing and preparation plant, rail load-out facilities and a sales and marketing subsidiary. IRP’s principal office is located at 725 5th Avenue, New York, NY 10022.
Legacy Reserves LP (“Legacy”)
Legacy is a publicly traded master limited partnership focused on mature oil weighted properties in the Permian Basin in Western Texas that generate stable volumes of oil and natural gas with low rates of decline. Legacy focuses on the exploitation of proved developed reserves. Legacy’s principal office is located at 303 West Wall, Suite 1500, Midland, TX 79701.
LONESTAR Midstream Partners, LP (“Lonestar”)
Lonestar is a midstream limited partnership which provides gathering, dehydration, compression, and processing services to natural gas producers in six counties of the Barnett-Shale play. The company has the capacity to gather, compress and transport over 350,000 Mcfd through the company’s gathering systems. Our President holds one of four seats on Lonestar’s Board of Directors. Lonestar’s principal office is located at 300 E. John Carpenter Freeway, Suite 800, Irving, TX 75062.
LSMP GP, LP (“LSMP GP”)
LSMP GP is the general partner of Lonestar. LSMP GP’s principal office is located at 300 E. John Carpenter Freeway, Suite 800, Irving, TX 75062.
Millennium Midstream Partners, LP (“Millennium”)
Millennium is a limited partnership focused on natural gas gathering and processing with assets in Texas, Louisiana and offshore in the Gulf of Mexico. Millennium’s gathering business consists of over 500 miles of pipelines and its processing business consists of interests in six plants. Millennium’s principal office is located at 10077 Grogans Mill Rd., Suite 200, The Woodlands, TX 77380.
Mowood, LLC (“Mowood”)
Mowood is a holding company whose assets include Omega Pipeline, LLC (“Omega”) and Timberline Energy, LLC (“Timberline”). Omega is a natural gas local distribution company located on the Fort Leonard Wood army base in southwest Missouri. Omega is in the third year of a ten-year contract with the Department of Defense pursuant to which it provides natural gas to Fort Leonard Wood. Timberline is an owner and developer of projects that convert landfill gas to energy. Mowood’s principal office is located at 14694 Orchard Parkway, Suite 200, Westminster, CO 80020
Quest Midstream Partners, L.P. (“Quest”)
Quest was formed by the spin-off of Quest Resource Corporation’s midstream coal bed methane natural gas gathering assets in the Cherokee Basin. Quest owns more than 1800 miles of natural gas gathering pipelines (primarily serving Quest Energy Partners, L.P., an affiliate) and over 1100 miles of interstate natural gas transmission pipelines in Oklahoma, Kansas and Missouri. Quest’s principal office is located at 210 Park Avenue, Suite 2750, Oklahoma City, OK 73102.
VantaCore Partners LP (“VantaCore”)
VantaCore was formed to acquire companies in the aggregate industry and currently owns a quarry and asphalt plant in Clarksville, Tennessee. Our President holds one of four seats on Vantacore’s Board of Directors. VantaCore’s principal office is located at 666 Fifth Avenue, 26th Floor, New York, NY 10103.

PORTFOLIO MANAGEMENT
     Our board of directors provides the overall supervision and review of our affairs. Management of our portfolio is the responsibility of our Adviser’s investment committee. Our Adviser’s investment committee is composed of five senior investment professionals, all of whom are managers of our Adviser. Our Adviser has six investment professionals who are responsible for the structuring and managing of our investments. The Adviser’s six investment professionals have approximately 120 years of combined experience in energy, leveraged finance, investment banking and private equity investing. For biographical information about our Adviser’s investment professionals, see “Adviser.”
Investment Committee
     Management of our portfolio will be the responsibility of our Adviser’s investment committee. Our Adviser’s investment committee is comprised of its five Managing Directors: H. Kevin Birzer, Zachary A. Hamel, Kenneth P. Malvey, Terry C. Matlack and David J. Schulte. All decisions to invest in a portfolio company must be approved by the unanimous decision of our Adviser’s investment committee and any one member of our Adviser’s investment committee can require our Adviser to sell a security. Biographical information about each member of our Adviser’s investment committee is set forth under “Management — Directors and Officers,” below. Information regarding the amount of our securities owned by each member of our Adviser’s investment committee is set forth under the heading “Control Persons and Principal Stockholders.”
     The following table provides information about the other accounts managed on a day-to-day basis by each member of our Adviser’s investment committee as of November 30, 2007:

			# of	Total Assets
			Accounts	of Accounts
		Total	Paying a	Paying
	# of	Assets of	Performance	Performance
Name of Manager:	Accounts	Accounts	Fee	Fee
H. Kevin Birzer
Registered investment companies	5	$2,480,728,908	0	$—
Other pooled investment vehicles	4	$88,935,836	0	$—
Other accounts	197	$2,026,180,253	0	$—
Zachary A. Hamel
Registered investment companies	5	$2,480,728,908	0	$—
Other pooled investment vehicles	4	$88,935,836	0	$—
Other accounts	197	$2,026,180,253	0	$—
Kenneth P. Malvey
Registered investment companies	5	$2,480,728,908	0	$—
Other pooled investment vehicles	4	$88,935,836	0	$—
Other accounts	197	$2,026,180,253	0	$—
Terry C. Matlack
Registered investment companies	5	$2,480,728,908	0	$—
Other pooled investment vehicles	0	$—	0	$—
Other accounts	177	$230,109,731	0	$—
David J. Schulte
Registered investment companies	5	$2,480,728,908	0	$—
Other pooled investment vehicles	0	$—	0	$—
Other accounts	177	$230,109,731	0	$—
     None of Messrs. Birzer, Hamel, Malvey, Matlack or Schulte receives any direct compensation from the Company or any other of the managed accounts reflected in the table above. All such accounts are managed by the Adviser or Fountain Capital. Messrs. Birzer, Hamel, Malvey, Matlack and Schulte are full-time employees of the Adviser and receive a fixed salary for the services they provide. Each of Messrs. Birzer, Hamel, Malvey, Matlack and Schulte own an equity interest in either KCEP or FCM the two entities that control the Adviser, and each thus benefits from increases in the net income of the Adviser.

MANAGEMENT
Directors and Officers
     Our business and affairs are managed under the direction of our board of directors. Accordingly, our board of directors provides broad supervision over our affairs, including supervision of the duties performed by our Adviser. Certain employees of our Adviser are responsible for our day-to-day operations. The names, ages and addresses of our directors and specified executive officers, together with their principal occupations and other affiliations during the past five years, are set forth below. Each director and officer will hold office for the term to which he is elected and until his successor is duly elected and qualifies, or until he resigns or is removed in the manner provided by law. Unless otherwise indicated, the address of each director and officer is 11550 Ash Street, Suite 300, Leawood, Kansas 66211. Our board of directors consists of a majority of directors who are not “interested persons” (as defined in the 1940 Act) of our Adviser or its affiliates. The directors who are “interested persons” (as defined in the 1940 Act) are referred to as “Interested Directors.” Under our Charter, the board is divided into three classes. Each class of directors will hold office for a three year term. However, the initial members of the three classes have initial terms of one, two and three years, respectively. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify.
     The directors and officers of the Company and their principal occupations and other affiliations during the past five years are set forth below.

	Position(s) Held		Number of
	with Company,		Portfolios in
	Term of Office		Fund Complex	Other Board
	and Length of	Principal Occupation	Overseen by	Positions
Name and Age	Time Served	During Past Five Years	Director(1)	Held by Director
Independent Directors
Conrad S. Ciccotello, 48	Class III Director since 2005	Tenured Associate Professor of Risk Management and Insurance, Robinson College of Business, Georgia State University (faculty member since 1999); Director of Graduate Personal Financial Planning Programs; formerly editor, “Financial Services Review,” (an academic journal dedicated to the study of individual financial management) (2001-2007); Published several academic and professional journal articles about energy infrastructure and oil and gas MLPs.	6	None

	Position(s) Held		Number of
	with Company,		Portfolios in
	Term of Office		Fund Complex	Other Board
	and Length of	Principal Occupation	Overseen by	Positions
Name and Age	Time Served	During Past Five Years	Director(1)	Held by Director
John R. Graham, 62	Class II Director since 2005	Executive-in-Residence and Professor of Finance (part-time), College of Business Administration, Kansas State University (has served as a professor or adjunct professor since 1970); Chairman of the Board, President and CEO, Graham Capital Management, Inc., primarily a real estate development, investment and venture capital company; Owner of Graham Ventures, a business services and venture capital firm; part-time Vice President Investments, FB Capital Management, Inc. (a registered investment adviser), since 2007; formerly, CEO, Kansas Farm Bureau Financial Services, including seven affiliated insurance or financial service companies (1979-2000).	6	Kansas State Bank

Charles E. Heath, 66	Class I Director since 2005	Retired in 1999. Formerly, Chief Investment Officer, GE Capital’s Employers Reinsurance Corporation (1989-1999); Chartered Financial Analyst (“CFA”) designation since 1974.	6	None
Interested Directors and Officers(2)
H. Kevin Birzer, 48	Class II Director and Chairman of the Board since 2005	Managing Director of the Adviser since 2002; Partner, Fountain Capital Management (“Fountain Capital”) (1990-present); formerly, Vice President, Corporate Finance Department, Drexel Burnham Lambert (1986-1989); formerly, Vice President, F. Martin Koenig & Co., an investment management firm (1983-1986); CFA designation since 1988.	6	None

	Position(s) Held		Number of
	with Company,		Portfolios in
	Term of Office		Fund Complex	Other Board
	and Length of	Principal Occupation	Overseen by	Positions
Name and Age	Time Served	During Past Five Years	Director(1)	Held by Director
Terry C. Matlack, 52	Class I Director and Chief Financial Officer since 2005; Assistant Treasurer from 2005 to 2008	Managing Director of the Adviser since 2002; Full-time Managing Director, Kansas City Equity Partners, L.C. (“KCEP”) (2001-2002); formerly, President, GreenStreet Capital, a private investment firm (1998-2001); CFA designation since 1985.	6	None

David J. Schulte, 47	Chief Executive Officer since 2005; President from 2005 to 2007	Managing Director of the Adviser since 2002; Full-time Managing Director, KCEP (1993-2002); CFA designation since 1992.	N/A	None

Zachary A. Hamel, 42	Senior Vice President since 2005; Secretary from 2005 to 2007	Managing Director of the Adviser since 2002; Partner, Fountain Capital (1997-present); CFA designation since 1998.	N/A	None

Kenneth P. Malvey, 43	Senior Vice President and Treasurer since 2005	Managing Director of the Adviser since 2002; Partner, Fountain Capital (2002-present); formerly, Investment Risk Manager and member of the Global Office of Investments, GE Capital’s Employers Reinsurance Corporation (1996-2002); CFA designation since 1996.	N/A	None

	Position(s) Held		Number of
	with Company,		Portfolios in
	Term of Office		Fund Complex	Other Board
	and Length of	Principal Occupation	Overseen by	Positions
Name and Age	Time Served	During Past Five Years	Director(1)	Held by Director
Edward Russell, 44	President since 2007	Senior Investment Professional of the Adviser since 2006; formerly Managing Director in investment banking department of Stifel, Nicolaus & Company, Incorporated responsible for all of the energy and power transactions, including all of the debt and equity transactions for the three of the closed-end public funds managed by the Adviser, starting with the first public equity offering in February of 2004 (1999-2006)	N/A	None

(1)	This number includes TYG, TYY, TYN,TTRF, TGOC and us. Our Adviser also serves as the investment adviser to TYG, TYY, TYN, TTRF and TGOC.

(2)	As a result of their respective positions held with the Adviser or is affiliates, these individuals are considered “interested persons” within the meaning of the 1940 Act.
Executive Committee
     We have a standing Executive Committee that consists of Mr. Birzer and Mr. Matlack. Mr. Birzer and Mr. Matlack are both “interested persons” (within the meaning of the 1940 Act). The Executive Committee has authority to exercise the powers of the Board (i) to address emergency matters where assembling the full Board in a timely manner is impracticable, or (ii) to address matters of an administrative or ministerial nature. The Executive Committee held one meeting during fiscal 2007.
Audit and Valuation Committee
     Our board of directors has a standing Audit and Valuation Committee that consists of three directors of the Company who are not “interested persons” (within the meaning of the 1940 Act) (“Independent Directors”). The Audit and Valuation Committee’s function is to select an independent registered public accounting firm to review our quarterly financial statements and conduct the annual audit of our financial statements, review with the independent registered public accounting firm the outline, scope and results of this annual audit, review the portfolio company valuations proposed by our Adviser’s investment committee and review the performance and approval of all fees charged by the independent registered public accounting firm for audit, audit-related and other professional services. In addition, the Audit and Valuation Committee meets with the independent registered public accounting firm and representatives of management to review accounting activities and areas of financial reporting and control. For purposes of the Sarbanes-Oxley Act, the Audit and Valuation Committee has at least one member who is deemed to be a financial expert. The Audit and Valuation Committee operates under a written charter approved by the Board of Directors. The Audit and Valuation Committee meets periodically, as necessary, and held two meetings during fiscal 2007. The Audit and Valuation Committee members are Mr. Ciccotello (Chairman), Mr. Graham, and Mr. Heath.
Nominating, Corporate Governance and Compensation Committee
     We have a Nominating, Corporate Governance and Compensation Committee (the “Committee”) that consists exclusively of three Independent Directors. The Committee’s function is: (1) to identify individuals qualified to become Board members, consistent with criteria approved by the Board, and to recommend to the Board the director nominees for the next annual meeting of stockholders and to fill any vacancies; (2) to monitor the structure and membership of Board committees; (3) to recommend to the Board director nominees for each committee; (4) review issues and developments related to corporate governance issues and develop and recommend to the Board corporate governance guidelines and procedures; (5) evaluate and make recommendations to the Board regarding director compensation; and (6) oversee the evaluation of the Board and management. The Committee will consider stockholder recommendations for nominees for membership to the Board so long as such recommendations are made in accordance with our Bylaws. The members of the Committee are Conrad S. Cicotello, John R. Graham (Chairman) and Charles E. Heath. The Committee meets periodically, as necessary, and held three meetings during fiscal 2007.

Compliance Committee
     We have a Compliance Committee that was formed in April 2007 and consists exclusively of three Independent Directors. The Compliance Committee’s function is to review and assess management’s compliance with applicable securities laws, rules and regulations, monitor compliance with our Code of Ethics, and handle other matters as the Board or committee chair deems appropriate. The Compliance Committee members are Conrad S. Ciccotello, John R. Graham and Charles E. Heath (Chairman). The Compliance Committee meets periodically, as necessary, and held one meeting during fiscal 2007.
Compensation Table
     Our directors and officers who are interested persons receive no salary or fees from us. For the current fiscal year, each Independent Director receives from us an annual retainer of $12,000 and a fee of $2,000 for each meeting of the Board or Audit and Valuation Committee he or she attends in person (or $1,000 for each Board or Audit and Valuation Committee meeting attended telephonically, or for each Audit and Valuation Committee meeting attended in person that is held on the same day as a Board meeting). Independent Directors also receive $1,000 for each other committee meeting attended in person or telephonically (other than Audit and Valuation Committee meetings). The Chairman of the Audit and Valuation Committee receives an additional annual retainer of $4,000. Each other committee chairman receives an additional annual retainer of $1,000. The Independent Directors are reimbursed for expenses incurred as a result of attendance at a meeting of the Board and Board Committees.
     The table below sets forth the compensation paid to our board of directors during fiscal 2007. We do not compensate our officers. No director or officer is entitled to receive pension or retirement benefits from us and no director received any compensation from us other than in cash.

Director Compensation

	Fees Earned
Name and Position with the Company	or Paid in Cash	Total
Independent Directors
Conrad S. Ciccotello	$31,000	$31,000
John R. Graham	$26,000	$26,000
Charles E. Heath	$28,000	$28,000
Interested Directors
H. Kevin Birzer	$0	$0
Terry C. Matlack	$0	$0

ADVISER
     Tortoise Capital Advisors, a registered investment adviser, serves as our investment adviser. Our Adviser was formed in October 2002 and has been managing investments in portfolios of MLP securities in the energy sector since that time. Our adviser also manages the investments of TYG, TYY, TYN, TTRF and TGOC. TYG is a publicly-traded, non-diversified, closed-end management investment company focused primarily on investing in MLPs in the midstream segment of the energy infrastructure sector. TYY is a publicly-traded, non-diversified, closed-end management investment company focused primarily on investing in MLPs in the midstream segment of the energy infrastructure sector. TYN is a publicly-traded, non-diversified, closed-end management investment company focused primarily on investing in publicly traded upstream Canadian royalty trusts and midstream and downstream income trusts, and publicly traded U.S. MLPs. TTRF is a privately held, closed-end management investment company owned primarily by institutions and focused primarily on investing in MLPs in the midstream segment of the energy infrastructure sector. TGOC is a privately held, closed-end management investment company focused primarily on investing in companies in the upstream and midstream gas and oil segments of the energy sector. As of June 30, 2008, our Adviser had client assets under management of approximately $2.7 billion.
      FCM and KCEP control our Adviser through their equity ownership and management rights in our Adviser. FCM has no operations and serves as a holding company. FCM’s ownership interest was held by Fountain Capital. Fountain Capital’s ownership in our Adviser was transferred to FCM, a recently formed entity with the same principals as Fountain Capital, effective as of August 2, 2007. The transfer did not result in a change in control of our Adviser.

•	KCEP was formed in 1993 and until recently, managed KCEP Ventures II, L.P. (“KCEP II”), a private equity fund with committed capital of $55 million invested in a variety of companies in diverse industries, including a private financing for a propane retail and wholesale company, Inergy, L.P. KCEP II wound up its operations in late 2006, has no remaining portfolio investments and has distributed proceeds to its partners. KCEP I, L.P. (“KCEP I”), a start-up and early-stage venture capital fund launched in 1994 and previously managed by KCEP, also recently completed the process of winding down. As a part of that process, KCEP I entered into a consensual order of receivership, which was necessary to allow KCEP I to distribute its remaining $1.3 million of assets to creditors and the SBA. The consensual order acknowledged a capital impairment condition and the resulting nonperformance by KCEP I of its agreement with the SBA, both of which were violations of the provisions requiring repayment of capital under the Small Business Investment Act of 1958 and the regulations thereunder.

•	Fountain Capital was formed in 1990 and focuses primarily on providing investment advisory services to institutional investors with respect to below investment grade debt.

•	Our Adviser was formed by KCEP and Fountain Capital to provide portfolio management services exclusively with respect to energy infrastructure investments.

     Our Adviser currently has six investment professionals who are responsible for the origination, structuring and managing of our investments. Two of those investment professionals are Messrs. Matlack and Schulte, who are also Managing Directors of our Adviser. The other four investment professionals are Ms. Marquard and Messrs. Fulmer, Henriksen and Russell. Our Adviser’s six investment professionals have approximately 120 years of combined experience in energy, leveraged finance, investment banking and private equity investing. Their biographical information is set forth below.

Jeffrey Fulmer— From 2002 to 2007, Mr. Fulmer was with the U.S. Department of Defense, where he headed a group of oil, gas, electric power, communications, transportation, chemical, and water infrastructure analysts engaged globally in critical infrastructure analysis, assessment, and protection. From 2000 to 2002, Mr. Fulmer served as President of Redland Energy, a natural gas property acquisition and exploitation company. From 1989 to 2000, Mr. Fulmer served as Senior Vice-President and in other management capacities for Statoil Energy and its predecessor, responsible for exploration,development and land acquisition. Prior to joining Statoil Energy, Mr. Fulmer served six years in engineering and geological positions for ARCO Oil and Gas and Tenneco Oil Exploration and Production, working oil and gas field evaluation and exploitation projects.

•	David Henriksen— From 2001 to 2007, Mr. Henriksen held various positions with Great Plains Energy, an energy holding company, where he most recently served as Vice– President, Strategy and Investor Relations. His prior experience includes merger and acquisition advisory services, as well as corporate finance and corporate development positions with Koch Industries, a holder of a diverse group of companies engaged in trading, operations and investment worldwide, and CGF Industries, a multi-industry leveraged buyout and operating holding company.

•	Lisa Marquard— Prior to joining our Adviser in June 2007, Ms. Marquard was with Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”) since 2002, where she worked in the Financial Institution Investment Banking Group. Her prior experience includes executing public and private capital offerings, merger and acquisition advisory services, as well as general advisory services including valuations, strategic alternatives and shareholder reduction transactions.

•	Terry Matlack — Mr. Matlack has been a Managing Director of our Adviser since 2002 and serves as Chief Financial Officer and Director of TYG, TYY, TYN, TTRF and TGOC. From 2001 to 2002, Mr. Matlack was a full-time Managing Director at KCEP. Prior to joining KCEP, Mr. Matlack was President of GreenStreet Capital and its affiliates, which invested primarily in the telecommunications service industry. Prior to 1995, he was Executive Vice President and a member of the board of directors of W. K. Communications, Inc., a cable television acquisition company, and Chief Operating Officer of W. K. Cellular, a rural cellular service area operator. Mr. Matlack also serves on the board of directors of Kansas Venture Capital, an SBIC.

•	Edward Russell — Prior to joining our Adviser in March 2006, Mr. Russell was at Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”) beginning in 1999, where he headed the Energy and Power Group as a Managing Director from 2003 to March 2006, and served as Vice President-Investment Banking before that. While a Managing Director at Stifel Nicolaus, Mr. Russell was responsible for all of the energy and power transactions, including all of the debt and equity transactions for the three closed-end public funds then managed by our Adviser, starting with the first public equity offering in February 2004. Prior to joining Stifel Nicolaus, Mr. Russell worked for more than 15 years as an investment banker at Pauli & Company, Inc. and Arch Capital LLC and as a commercial banker with Magna Group and South Side National Bank. Mr. Russell also serves as President of TGOC.

•	David J. Schulte — Mr. Schulte has been a Managing Director of our Adviser since 2002 and serves as Chief Executive Officer and President of TYG, TYY, TYN, TTRF and TGOC. From 1993 to 2003, Mr. Schulte was a full-time General Partner at KCEP. While a partner at KCEP, Mr. Schulte led private financings for two growth MLPs in the energy infrastructure sector, Inergy, L.P., where he served as a director, and MarkWest Energy Partners, L.P., where he was a board observer. Prior to joining KCEP, Mr. Schulte had over five years of experience completing acquisition and public equity financings as an investment banker at the predecessor of Oppenheimer & Co., Inc. Mr. Schulte also serves on the investment committee of Diamond State Ventures, an SBIC. Mr. Schulte is a past President of the Midwest Region of SBICs and a former director of the National Association of SBICs.

     Our Adviser has 32 full time employees. Our Adviser employs a full-time Valuation Officer whose primary responsibility is oversight of the fair valuation process for private investments.
     Each of our Adviser’s investment decisions will be reviewed and approved for us by its investment committee, which also acts as the investment committee for TYG, TYY, TYN, TTRF and TGOC. Our Adviser’s investment committee is comprised of its five Managing Directors: H. Kevin Birzer, Zachary A. Hamel, Kenneth P. Malvey, Terry C. Matlack and David J. Schulte. All members of our Adviser’s investment committee are full-time employees of our Adviser. The members of our Adviser’s investment committee have an average of over 20 years of financial investment experience.
Conflicts of Interests
     Our Adviser’s investment professionals have a conflict of interest in allocating potentially more favorable investment opportunities to us and other funds and clients that pay our Adviser an incentive or performance fee. Performance and incentive fees also create the incentive to allocate potentially riskier, but potentially better performing, investments to us in an effort to increase the incentive fee. Our Adviser may also have an incentive to make investments by one fund, having the effect of increasing the value of a security in the same issuer held by another fund, which in turn may result in an incentive fee being paid to our Adviser by that other fund. Our Adviser may also have an incentive to allocate potentially more favorable investments to us because pursuant to the Administration Agreement between us and our Adviser, we pay our Adviser a fee based on our average daily Managed Assets. However, senior professionals of our Adviser manage potential conflicts of interest by allocating investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies, and in accordance with written allocation policies and procedures of our Adviser so that we will not be disadvantaged in relation to any other client.

Investment Advisory Agreement
Management Services
     Pursuant to an investment advisory agreement, our Adviser is subject to the overall supervision and review of our board of directors, provides us with investment research, advice and supervision and furnishes us continuously with an investment program, consistent with our investment objective and policies. Our Adviser also determines from time to time what securities we will purchase, and what securities will be held or sold, what portions of our assets will be held uninvested as cash, short duration high yield securities or in other liquid assets, maintains books and records with respect to all of our transactions, and reports to our board of directors on our investments and performance.
     Our Adviser’s services to us under the investment advisory agreement are not exclusive, and our Adviser is free to furnish the same or similar services to other entities, including businesses which may directly or indirectly compete with us, so long as our Adviser’s services to us are not impaired by the provision of such services to others. Under the investment advisory agreement and to the extent permitted by the 1940 Act, our Adviser will also provide on our behalf significant managerial assistance to portfolio companies to which we are required to provide such assistance under the 1940 Act and who require such assistance from us.
Administration Services
     Pursuant to the investment advisory agreement, our Adviser also furnishes us with office facilities and clerical and administrative services necessary for our operation (other than services provided by our custodian, accounting agent, administrator, dividend and interest paying agent and other service providers). Our Adviser is authorized to cause us to enter into agreements with third parties to provide such services. To the extent we request, our Adviser will (i) oversee the performance and payment of the fees of our service providers and make such reports and recommendations to the board of directors concerning such matters as the parties deem desirable, (ii) respond to inquiries and otherwise assist such service providers in the preparation and filing of regulatory reports, proxy statements, and stockholder communications, and the preparation of materials and reports for the board of directors; (iii) establish and oversee the implementation of borrowing facilities or other forms of leverage authorized by the board of directors and (iv) supervise any other aspect of our administration as may be agreed upon by us and our Adviser. We have agreed, pursuant to the investment advisory agreement, to reimburse our Adviser or its affiliate for all out-of-pocket expenses incurred in providing the foregoing services.
Management Fee
     Pursuant to the investment advisory agreement, we will pay our Adviser a fee consisting of two components — a base management fee and an incentive fee in return for the management and administration services described above. For a discussion regarding the basis for our board of director’s approval of the investment advisory agreement, see “Board Approval of the Investment Advisory Agreement” below. This discussion will also be available in our annual report to stockholders.
     The base management fee is 0.375% (1.5% annualized) of our average monthly Managed Assets, calculated and paid quarterly in arrears within 30 days of the end of each fiscal quarter. The term “Managed Assets” as used in the calculation of the management fee means our total assets (including any assets purchased with or attributable to borrowed funds) minus accrued liabilities other than (1) deferred taxes and (2) debt entered into for the purpose of leverage. The base management fee for any partial quarter will be appropriately prorated.
     The incentive fee consists of two parts. The first part, the investment income fee, is calculated and payable quarterly in arrears and will equal 15% of the excess, if any, of our Net Investment Income for the quarter over a quarterly hurdle rate equal to 2% (8% annualized) of our average monthly Net Assets for the quarter (defined as Managed Assets minus deferred taxes, debt entered into for the purposes of leverage and the aggregate liquidation preference of outstanding preferred shares). For purposes of calculating the investment income fee, “Net Investment Income” means interest income (including accrued interest that we have not yet received in cash), dividend and distribution income from equity investments (but excluding that portion of cash distributions that are treated as return of capital), and any other income (including any fees such as commitment, origination, syndication, structuring, diligence, monitoring, and consulting fees or other fees that we are entitled to receive from portfolio companies) accrued during the fiscal quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable by us, any interest expense, any accrued income taxes related to Net Investment Income and dividends paid on issued and outstanding preferred stock, if any, but excluding the incentive fees payable to our Adviser). Accordingly, we may pay an incentive fee based partly on accrued interest, the collection of which is uncertain or deferred. Net Investment Income also includes, in the case of investments with a deferred interest or income feature (such as original issue discount, debt or equity instruments with a payment-in-kind feature, and zero coupon securities), accrued income that we have not yet received in cash. Net Investment Income does not include any realized capital gains, realized capital losses, or unrealized capital appreciation or depreciation. The investment income fee is payable within thirty days of the end of each fiscal quarter but no investment income fee has been paid or earned as of May 31, 2008. The investment income fee for any partial quarter will be appropriately prorated.
     The second part of the incentive fee payable to our Adviser, the capital gains fee, is calculated and payable in arrears as of the end of each fiscal year (or upon termination of the investment advisory agreement, as of the termination date), and equals: (i) 15% of (a) our net realized capital gains, excluding the impact of current and deferred income taxes (realized capital gains less realized capital losses), on a cumulative basis from the commencement of our operations on December 8, 2005 to the end of each fiscal year, less (b) any unrealized capital depreciation, excluding the impact of deferred income taxes, at the end of such fiscal year, less (ii) the aggregate amount of all capital gains fees paid to our Adviser in prior fiscal years. The calculation of the capital gains fee will include any capital gains that result from the cash distributions that are treated as a return of capital. In that regard, any such return of capital will be treated as a decrease in our cost basis of an investment for purposes of calculating the capital gains fee. Realized capital gains on a security will be calculated as the excess of the net amount realized from the sale or other disposition of such security over the adjusted cost basis for that security. Realized capital losses on a security will be calculated as the amount by which the net amount realized from the sale or other disposition of such security is less than the adjusted cost basis of such security. Unrealized capital depreciation on a security will be calculated as the amount by which our adjusted cost basis of such security exceeds the fair value of such security at the end of a fiscal year. We will determine all fiscal year-end valuations in accordance with generally accepted accounting principles, the 1940 Act, and our policies and procedures to the extent consistent therewith. In the event the investment advisory agreement is terminated, the capital gains fee calculation will be undertaken as of, and any resulting capital gains fee will be paid within fifteen days of, the date of termination.
     The payment of the investment income fee portion of the incentive compensation on a quarterly basis may lead our Adviser to accelerate or defer interest payable by our portfolio companies in a manner that could result in fluctuations in the timing and amount of distributions.
     In November 2007, our Adviser agreed to reimburse us an amount equal to 0.25% of our average monthly Managed Assets on a quarterly basis beginning September 1, 2007 and ending December 31, 2008. The Adviser also terminated its right to receive the capital gains incentive fee described above, to the extent such fee would be due as to that portion of any scheduled periodic distributions made possible by the normally recurring cash flow from the operations of our portfolio companies (“Expected Distributions”) that is characterized by us as a return of capital for book purposes. This does not apply to any portion of any distribution from a portfolio company that is not an Expected Distribution.
     The following examples are intended to assist in an understanding of the two components of the incentive fee. These examples do not reflect the reimbursement or termination discussed in the prior paragraph and are not intended as an indication of our expected performance.
Examples of Quarterly Incentive Fee Calculation
Example 1: Income Related Portion of Incentive Fee(1):
Assumptions
•	The following calculations only apply from December 8, 2006, as our Adviser is not entitled to any income-related portion of the incentive fee in any earlier period

•	Hurdle rate(2) = 2.00%

•	Management fee(3) = 0.375%

•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.20%
Alternative 1
Additional Assumptions
•	Investment income (including interest, dividends, fees, etc.) = 1.25%

•	Pre-incentive fee net investment income (investment income — (management fee + other expenses)) = 0.675%
     Pre-incentive fee net investment income does not exceed hurdle rate, therefore there is no incentive fee.

Alternative 2
Additional Assumptions
•	Investment income (including interest, dividends, fees, etc.) = 3.50%

•	Pre-incentive fee net investment income (investment income — (management fee + other expenses)) = 2.925%

(1)	The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of our net assets.

(2)	Represents 8.0% annualized hurdle rate.

(3)	Represents 1.5% annualized management fee. For the purposes of this example, we have assumed that we have not incurred any indebtedness and that we maintain no cash or cash equivalents.

(4)	Excludes organizational, offering expenses and income tax.
     Pre-incentive fee net investment income exceeds hurdle rate, therefore there is an incentive fee.

Incentive Fee	= 15% x (pre-incentive fee net investment income — 2.00%)

= 15% x (2.925% — 2.00%)

= 15% x 0.925%

= 0.13875%
Example 2: Capital Gains Portion of Incentive Fee:
Alternative 1
Assumptions
•	Year 1: $20 million investment made and November 30 fair market value (“FMV”) of investment determined to be $20 million

•	Year 2: November 30 FMV of investment determined to be $22 million

•	Year 3: November 30 FMV of investment determined to be $17 million

•	Year 4: Investment sold for $21 million
     The impact, if any, on the capital gains portion of the incentive fee would be:
•	Year 1: No impact

•	Year 2: No impact

•	Year 3: Reduce base amount on which the capital gains portion of the incentive fee is calculated by $3 million

•	Year 4: Increase base amount on which the capital gains portion of the incentive fee is calculated by $4 million (less the amount, if any, of the unrealized capital depreciation from Year 3 that did not actually reduce the capital gains portion of the incentive fee that would otherwise have been payable to our Adviser in Year 3)

Alternative 2
Assumptions
•	Year 1: $20 million investment made and November 30 FMV of investment determined to be $20 million

•	Year 2: November 30 FMV of investment determined to be $17 million

•	Year 3: November 30 FMV of investment determined to be $17 million

•	Year 4: November 30 FMV of investment determined to be $21 million

•	Year 5: November 30 FMV of investment determined to be $18 million

•	Year 6: Investment sold for $15 million
     The impact, if any, on the capital gains portion of the incentive fee would be:
•	Year 1: No impact

•	Year 2: Reduce base amount on which the second part of the incentive fee is calculated by $3 million

•	Year 3: No impact

•	Year 4: No impact

•	Year 5: No impact

•	Year 6: Reduce base amount on which the second part of the incentive fee is calculated by $2 million (plus the amount, if any, of the unrealized capital depreciation from Year 2 that did not actually reduce the second part of the incentive fee that would otherwise have been payable to our Adviser in prior years)
Alternative 3
Assumptions
•	Year 1: $20 million investment made in company A (“Investment A”), and $20 million investment made in company B (“Investment B”) and November 30 FMV of each investment determined to be $20 million

•	Year 2: November 30 FMV of Investment A is determined to be $21 million, and Investment B is sold for $18 million

•	Year 3: Investment A is sold for $23 million
     The impact, if any, on the capital gains portion of the incentive fee would be:
•	Year 1: No impact

•	Year 2: Reduce base amount on which the capital gains portion of the incentive fee is calculated by $2 million (realized capital loss on Investment B)

•	Year 3: Increase base amount on which the capital gains portion of the incentive fee is calculated by $3 million (realized capital gain on Investment A)

     Alternative 4
     Assumptions
•	Year 1: $20 million investment made in company A (“Investment A”), and $20 million investment made in company B (“Investment B”) and November 30 FMV of each investment determined to be $20 million

•	Year 2: November 30 FMV of Investment A is determined to be $21 million and FMV of Investment B is determined to be $17 million

•	Year 3: November 30 FMV of Investment A is determined to be $18 million and FMV of Investment B is determined to be $18 million

•	Year 4: November 30 FMV of Investment A is determined to be $19 million and FMV of Investment B is determined to be $21 million

•	Year 5: Investment A is sold for $17 million and Investment B is sold for $23 million
     The impact, if any, on the capital gains portion of the incentive fee would be:
•	Year 1: No impact

•	Year 2: Reduce base amount on which the capital gains portion of the incentive fee is calculated by $3 million (unrealized capital depreciation on Investment B)

•	Year 3: Reduce base amount on which the capital gains portion of the incentive fee is calculated by $2 million (unrealized capital depreciation on Investment A)

•	Year 4: No impact

•	Year 5: Increase base amount on which the second part of the incentive fee is calculated by $5 million ($6 million of realized capital gain on Investment B partially offset by $1 million of realized capital loss on Investment A) (less the amount, if any, of the unrealized capital depreciation on Investment A from Year 3 and the unrealized capital depreciation on Investment B from Year 2 that did not actually reduce the capital gains portion of incentive fees that would otherwise have been payable to our Adviser in prior years)
Payment of Our Expenses
     We will bear all expenses not specifically assumed by our Adviser and incurred in our operations, we have borne the expenses related to the private placement of our common shares, preferred shares and warrants and our initial public offering and we will bear the expenses related to this offering. The compensation and allocable routine overhead expenses of all investment professionals of our Adviser and its staff, when and to the extent engaged in providing us investment advisory services, is provided and paid for by our Adviser and not us. The compensation and expenses borne by us include, but are not limited to, the following:
•	other than as provided in the paragraph above, expenses of maintaining and continuing our existence and related overhead, including, to the extent such services are provided by personnel of our Adviser or its affiliates, office space and facilities and personnel compensation, training and benefits,

•	commissions, spreads, fees and other expenses connected with the acquisition, holding and disposition of securities and other investments including placement and similar fees in connection with direct placements entered into on our behalf,

•	auditing, accounting and legal expenses (including costs associated with the implementation of our Sarbanes-Oxley internal controls and procedures over financial reporting),

•	taxes and interest,

•	governmental fees,

•	expenses of listing our shares with a stock exchange, and expenses of issue, sale, repurchase and redemption (if any) of our interests, including expenses of conducting tender offers for the purpose of repurchasing our securities,

•	expenses of registering and qualifying us and our securities under federal and state securities laws and of preparing and filing registration statements and amendments for such purposes,

•	expenses of communicating with stockholders, including website expenses and the expenses of preparing, printing and mailing press releases, reports and other notices to stockholders and of meetings of stockholders and proxy solicitations therefor,

•	expenses of reports to governmental officers and commissions,

•	insurance expenses,

•	association membership dues,

•	fees, expenses and disbursements of custodians and subcustodians for all services to us (including without limitation safekeeping of funds, securities and other investments, keeping of books, accounts and records, and determination of net asset values),

•	fees, expenses and disbursements of transfer agents, dividend and interest paying agents, stockholder servicing agents, registrars and administrator for all services to us,

•	compensation and expenses of our directors who are not members of our Adviser’s organization,

•	pricing, valuation and other consulting or analytical services employed in considering and valuing our actual or prospective investments,

•	all expenses incurred in leveraging of our assets through a line of credit or other indebtedness or issuing and maintaining preferred shares,

•	all expenses incurred in connection with our organization and any offering by us of our common shares, including our private placements, our initial public offering and this offering, and

•	such non-recurring items as may arise, including expenses incurred in litigation, proceedings and claims and our obligation to indemnify our directors, officers and stockholders with respect thereto.
  Duration and Termination
     The investment advisory agreement was initially reviewed and approved by our board of directors and by our stockholders. It will remain in effect from year to year if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, and, in either case, upon approval by a majority of our directors who are not interested persons or parties to the investment advisory agreement. The investment advisory agreement was most recently reviewed and approved by our board of directors on November 12, 2007. The investment advisory agreement will automatically terminate in the event of its assignment. The investment advisory agreement may be terminated by us without penalty upon not more than 60 days’ written notice to our Adviser. The investment advisory agreement may also be terminated by our Adviser without penalty upon not less than 60 days’ written notice to us.
  Liability of Adviser
     The investment advisory agreement provides that our Adviser will not be liable to us in any way for any default, failure or defect in any of the securities comprising our portfolio if it has satisfied the duties and the standard of care, diligence and skill set forth in the investment advisory agreement. However, our Adviser will be liable to us for any loss, damage, claim, cost, charge, expense or liability resulting from our Adviser’s willful misconduct, bad faith or gross negligence or disregard by our Adviser of its duties or standard of care, diligence and skill set forth in the investment advisory agreement or a material breach or default of our Adviser’s obligations under that agreement.

Board Approval of the Investment Advisory Agreement
     Our board of directors, including a majority of the Independent Directors, most recently reviewed and approved the investment advisory agreement on November 12, 2007. The Independent Directors considered and evaluated all the information provided by our Adviser. The Independent Directors did not identify any single factor as being all-important or controlling, and each Independent Director may have attributed different levels of importance to different factors. In deciding to renew the agreement, the Independent Directors’ decision was based on the following factors:
     Nature, Extent and Quality of Services Provided. The Independent Directors considered information regarding the history, qualification and background of our Adviser and the individuals responsible for our Adviser’s investment program, the adequacy of the number of Adviser personnel and other Adviser resources and plans for growth, use of affiliates of our Adviser, and the particular expertise with respect to energy infrastructure companies, MLP markets and financing (including private financing). The Independent Directors concluded that the unique nature of the fund and the specialized expertise of our Adviser in the niche market of MLPs made it uniquely qualified to serve as the adviser. Further, the Independent Directors recognized that our Adviser’s commitment to a long-term investment horizon correlated well to our investment strategy.
     Investment Performance of the Company and the Adviser, Costs of the Services To Be Provided and Profits To Be Realized by the Adviser and its Affiliates from the Relationship, and Fee Comparisons. The Independent Directors reviewed and evaluated information regarding our performance (including quarterly, last twelve months, and from inception) and the performance of the other Adviser accounts (including other investment companies), and information regarding the nature of the markets during the performance period, with a particular focus on the MLP sector. The Independent Directors also considered our performance as compared to comparable closed-end funds for the relevant periods.
     Our Adviser provided detailed information concerning its cost of providing services to us, its profitability in managing us, its overall profitability, and its financial condition. The Independent Directors have reviewed with our Adviser the methodology used to prepare this financial information. This financial information regarding our Adviser is considered in order to evaluate our Adviser’s financial condition, its ability to continue to provide services under the investment advisory agreement, and the reasonableness of the current management fee, and was, to the extent possible, evaluated in comparison to other closed-end funds with similar investment objectives and strategies.
     The Independent Directors considered and evaluated information regarding fees charged to, and services provided to, other investment companies advised by our Adviser (including the impact of any fee reimbursement arrangements), fees charged to separate institutional accounts by our Adviser, and comparisons of fees of closed-end funds with similar investment objectives and strategies, including other MLP investment companies, to us. The Independent Directors noted that the fee charged to us, including the base management fee (1.5% of our Managed Assets), and the incentive fee, is below the average of the fees charged in comparable closed-end MLP funds. The Independent Directors also considered our Adviser’s contractual agreement to reimburse certain expenses incurred by us for the period beginning September 1, 2007 and ending December 31, 2008 and to waive certain capital gains fees for so long as the investment advisory agreement remains in effect. The Independent Directors concluded that the fees and expenses that we are paying under the investment advisory agreement are reasonable given the quality of services provided under the investment advisory agreement and that such fees and expenses are comparable to, and in many cases lower than, the fees charged by advisors to comparable funds.
     Economies of Scale. The Independent Directors considered information from our Adviser concerning whether economies of scale would be realized as we grow, and whether fee levels reflect any economies of scale for the benefit of our stockholders. The Independent Directors concluded that economies of scale are difficult to measure and predict overall. Accordingly, the Independent Directors reviewed other information, such as year-over-year profitability of our Adviser generally, the profitability of its management of us specifically, and the fees of competitive funds not managed by our Adviser over a range of asset sizes. The Independent Directors concluded our Adviser is appropriately sharing any economies of scale through its competitive fee structure and through reinvestment in its business to provide shareholders additional content and services.
     Collateral Benefits Derived by the Adviser. The Independent Directors reviewed information from our Adviser concerning collateral benefits it receives as a result of its relationship with us. They concluded that our Adviser generally does not use our or shareholder information to generate profits in other lines of business, and therefore does not derive any significant collateral benefits from them.
     The Independent Directors did not, with respect to their deliberations concerning their approval of the continuation of the investment advisory agreement, consider the benefits our Adviser may derive from relationships our Adviser may have with brokers through soft dollar arrangements because our Adviser does not employ any such arrangements in rendering its advisory services to us.
Conclusions of the Independent Directors
     As a result of this process, the Independent Directors, assisted by the advice of legal counsel that is independent of our Adviser, taking into account all of the factors discussed above and the information provided by our Adviser, unanimously concluded that the investment advisory agreement between us and our Adviser is fair and reasonable in light of the services provided and should be renewed.
     Based on the information reviewed and the discussions among the members of our board of directors, our board of directors, including all of our independent directors, approved the investment advisory agreement and concluded that the management fee rates were reasonable in relation to the services to be provided.
License Agreement
     Pursuant to the investment advisory agreement, our Adviser has consented to our use on a non-exclusive, royalty-free basis, of the name “Tortoise” in our name. We will have the right to use the “Tortoise” name so long as our Adviser or one of its approved affiliates remains our investment adviser. Other than with respect to this limited right, we will have no legal right to the “Tortoise” name. This right will remain in effect for so long as the investment advisory agreement with our Adviser is in effect and will automatically terminate if the investment advisory agreement were to terminate for any reason, including upon its assignment.

Sub-Adviser Arrangement
     The investment advisory agreement authorizes our Adviser to delegate any or all of its rights, duties and obligations to one or more sub-advisors upon receipt of approval of such sub-adviser by our board of directors and stockholders (unless such approval is not required by the relevant statutes, rules, regulations, interpretations, orders, or similar relief). Our Adviser has entered into a sub-advisory agreement with Kenmont Investments Management, L. P. (“Kenmont”) pursuant to which our Adviser has agreed to pay Kenmont (i) 10% of the base management fee our Adviser receives from us once our total assets (including any assets purchased with borrowed funds) initially exceed $75 million, and (ii) 20% of any incentive fee our Adviser receives from us.
     Kenmont is an investment adviser with experience investing in privately-held and public companies in the U.S. energy and power sectors. Kenmont provides additional contacts and enhances the number and range of potential investment opportunities in which we have the opportunity to invest. Entities managed by Kenmont purchased 666,666 of our common shares and warrants to purchase 166,666 of our common shares in our private placement completed in January 2006 and purchased $8.05 million, or 536,666 shares, of our Series A redeemable preferred stock and warrants to purchase 80,500 of our common shares in our private placement completed in December 2006. One of those entities subsequently transferred 161,500 of our common shares and warrants to purchase 40,400 of our common shares to another Kenmont managed entity that also purchased 230,000 shares of our Series A redeemable preferred stock and warrants to purchase 34,500 of our common shares in our private placement in December 2006. All of the Series A Redeemable Preferred Stock was redeemed in connection with our initial public offering. Pursuant to the sub-advisory agreement with Kenmont, Kenmont (i) assists in identifying potential investment opportunities, subject to the right of Kenmont to first show investment opportunities that it identifies to other funds or accounts for which Kenmont is the primary adviser, (ii) assists, as requested by our Adviser but subject to a limit of 20 hours per month, in the analysis of investment opportunities, and (iii) if requested by our Adviser, will assist in hiring an additional investment professional for the Adviser who will be located in Houston, Texas and for whom Kenmont will make office space available. Kenmont does not make any investment decisions on our behalf, but will recommend potential investments to, and assist in the investment analysis undertaken by, our Adviser. Our Adviser compensates Kenmont for the services it provides to us. Our Adviser indemnifies and holds us harmless from any obligation to pay or reimburse Kenmont for any fees or expenses incurred by Kenmont in providing such services to us. Kenmont will be indemnified by the Adviser for certain claims related to the services it provides and obligations assumed under the sub-advisory agreement. In addition to any termination rights we may have under the 1940 Act, the sub-advisory agreement between the Adviser and Kenmont may be terminated by our Adviser in limited circumstances.
     Kenmont is a Texas limited partnership that serves as investment adviser to pooled investment vehicles and managed accounts. The principals of Kenmont have collectively created and managed private equity portfolios in excess of $1.5 billion and have over 50 years of experience working for investment banks, commercial banks, accounting firms, operating companies and money management firms.
     The sub-advisory agreement was initially reviewed and approved by our board of directors, including a majority of the Independent Directors, and our stockholders. The sub-advisory agreement was most recently reviewed and approved by our board of directors on November 12, 2007. In considering the approval of the sub-advisory agreement, our board of directors evaluated information provided by our Adviser and their legal counsel and considered various factors, including the following:
•	Services. Our board of directors reviewed the nature, extent and quality of the investment advisory services proposed to be provided to our Adviser by Kenmont and found them to be consistent with the services provided to us by our Adviser.

•	Experience of Management Team and Personnel. Our board of directors considered the extensive experience of Kenmont with respect to the specific types of investments we propose to make and concluded that Kenmont would provide valuable assistance to our Adviser in providing potential investment opportunities to us.

•	Provisions of Sub-Advisory Agreement. Our board of directors considered the extent to which the provisions of the sub-advisory agreement could potentially expose us to liability and concluded that its terms adequately protected us from such risk.

Board Approval of the Sub-Advisory Agreement
     Our Board of Directors, including a majority of the Independent Directors, most recently reviewed and approved the sub-advisory agreement on November 12, 2007. In considering the approval of the sub-advisory agreement, our Board of Directors evaluated information provided by our Adviser and legal counsel and considered various factors, including:
     Services. Our Board of Directors reviewed the nature, extent and quality of the investment advisory services proposed to be provided to our Adviser by Kenmont and found them to be consistent with the services provided by our Adviser.
     Experience of Management Team and Personnel. Our Board of Directors considered the extensive experience of Kenmont with respect to the specific types of investment proposed and concluded that Kenmont would provide valuable assistance to our Adviser in providing potential investment opportunities.
     Provisions of Sub-Advisory Agreement. Our Board of Directors considered the extent to which the provisions of the sub-advisory agreement could potentially expose us to liability and concluded that its terms adequately protected us from such risk.
Conclusions of the Independent Directors
     As a result of this process, the Independent Directors, assisted by the advice of legal counsel that is independent of the Adviser, taking into account all of the factors discussed above and the information provided by our Adviser, unanimously concluded that the Sub-Advisory Agreement between our Adviser and Kenmont is fair and reasonable in light of the services provided.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
     We have entered into the investment advisory agreement with our Adviser, an entity in which certain of our officers and directors have ownership and financial interests. Our Adviser’s services under the investment advisory agreement will not be exclusive, and it is free to furnish the same or similar services to other entities, including businesses that may directly or indirectly compete with us so long as its services to us are not impaired by the provision of such services to others. In addition, the publicly traded funds and private accounts managed by our Adviser may make investments similar to investments that we may pursue. We currently are not generally targeting similar investment opportunities as other entities advised by our Adviser, which, other than TGOC, generally target investments in publicly traded companies with market capitalizations in excess of $250 million, because we generally target investments in companies that are privately-held, have market capitalizations of less than $250 million and are earlier in their stage of development. This may change in the future, however. It is thus possible that our Adviser might allocate investment opportunities to other entities, and thus might divert attractive investment opportunities away from us. However, our Adviser intends to allocate investment opportunities in a fair and equitable manner consistent with our investment objectives and strategies, so that we will not be disadvantaged in relation to any other client. We have also entered into an Administration Agreement with our Adviser pursuant to which our Adviser will act as our administrator and perform (or oversee or arrange for the performance of) the administrative services necessary for our operation, including without limitation providing us with equipment, clerical, book keeping and record keeping services. For these services we pay our Adviser a fee equal to equal to 0.07% of our aggregate average daily Managed Assets up to and including $150 million, 0.06% of our aggregate average daily Managed Assets on the next $100 million, 0.05% of our aggregate average daily Managed Assets on the next $250 million and 0.02% on the balance of our aggregate average daily Managed Assets. The administration agreement was most recently reviewed and the continuation approved by our Board of Directors, including our Independent Directors, on November 12, 2007.
     We have written policies and procedures in place for the review, approval and monitoring of transactions involving us and certain persons related to us. We have retained Duff & Phelps, LLC, an independent valuation firm, to provide third party valuation consulting services which consist of certain limited procedures that the board has identified and requested they perform. The Board of Directors is ultimately and solely responsible for determing the fair value of the investments in good faith. At the time of their retention, our Board of Directors was aware that both Duff & Phelps, LLC and Atlantic Asset Management LLC (“Atlantic”) were minority investments of Lovell Minnick Partners LLC. Atlantic is a minority owner of Fountain Capital and holds a non-voting Class B economic interest in our Adviser.
     Pursuant to the investment advisory agreement, our Adviser has consented to our use on a non-exclusive, royalty-free basis, of the name “Tortoise” in our name. We will have the right to use the “Tortoise” name so long as our Adviser or one of its approved affiliates remains our investment adviser. Other than with respect to this limited right, we will have no legal right to the “Tortoise” name. This right will remain in effect for so long as the investment advisory agreement with our Adviser is in effect and will automatically terminate if the investment advisory agreement were to terminate for any reason, including upon its assignment.
     Our Adviser has entered into a sub-advisory agreement with Kenmont. Kenmont is a registered investment adviser with experience investing in privately-held and public companies in the U.S. energy and power sectors. Kenmont provides additional contacts and enhances the number and range of potential investment opportunities in which we have the opportunity to invest. Our Adviser compensates Kenmont for the services it provides to us. Our Adviser also indemnifies and holds us harmless from any obligation to pay or reimburse Kenmont for any fees or expenses incurred by Kenmont in providing such services to us. Kenmont will be indemnified by the Adviser for certain claims related to the services it provides and obligations assumed under the sub-advisory agreement. Entities managed by Kenmont own approximately 7.5% of our outstanding common shares and warrants to purchase an additional 281,666 of our common shares.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS
     The following table sets forth certain beneficial ownership information with respect to our common shares as of June 30, 2008, for those persons who directly or indirectly own, control or hold with the power to vote, 5% or more of our common shares prior to this offering and all our executive officers and directors and the managing directors of our Adviser, as a group. One of the beneficial owners of more than 5% of our common shares is Kenmont Special Opportunities Master Fund LP, an affiliate of our sub-adviser Kenmont. Except as otherwise noted, the address for all stockholders in the table below is c/o Tortoise Capital Advisors, 11550 Ash Street, Suite 300, Leawood, Kansas 66211.

				Percentage of		Percentage of
				Common Shares		Common Shares
	Common Shares		Warrants	Outstanding Before		Outstanding After
Name	Owned(1)		Owned	Offering(1)		Offering(1)

Beneficial Owners of more than 5%
Kensington Investment Group, Inc.(2)	852,	500	0	9.6%			%
Kenmont Investments Management, L.P.(3)	948,	332	281,666	10.3%			%
Directors and Executive Officers:
Independent Directors
Conrad S. Ciccotello(4)	2,859.65		250		*		*
John R. Graham(5)	5,342.02		1,000		*		*
Charles E. Heath(6)	4,006.51		750		*		*
Interested Directors and officers
H. Kevin Birzer(7)	26,132.81		1,325		*		*
Terry Matlack(8)	9,401.40		616		*		*
David J. Schulte(9)	13,150.58		1,128		*		*
Zachary A. Hamel(10)	5,668.50		416		*		*
Kenneth P. Malvey(11)	8,232.91		347		*		*
Edward Russell	5,682.45		0		*		*
Directors and Executive Officers as a Group (9 persons)	80,476.83		5,832		*		*

*	Indicates less than 1%.

(1)	Based on 8,893,866 common shares outstanding as of June 30, 2008. Each person’s number of common shares owned and percentage includes all common shares underlying warrants owned by such person.

(2)	Information with respect to Kensington Investment Group, Inc. and its beneficial ownership is based on a Schedule 13G filed on January 14, 2008. Shares are owned indirectly by Kensington Investment Group, Inc. in their capacity as general partner and investment adviser to private investment partnerships and as the investment adviser to The Kensington Funds, a Registered Investment Company. The address of Kensington Investment Group, Inc. is 4 Orinda Way, Suite 200C, Orinda, CA 94563.

(3)	Information with respect to Kenmont entities is based on a Schedule 13G filed on May 11, 2007 (the “Schedule 13G”). Kenmont serves as investment manager to several entities that beneficially own our securities, each of which is more fully described in the Schedule 13G. The address of Kenmont is 711 Louisiana Street, Suite 1750, Houston, Texas 77022. Includes 281,666 shares of common stock that may be acquired through warrants that are currently exercisable.

(4)	Mr. Ciccotello holds 1,009.65 of these shares jointly with his wife. Includes 250 shares of common stock that may be acquired through warrants that are currently exercisable.

(5)	These shares are held of record by the John R. Graham Trust U/A dtd 1/3/92, John R. Graham, sole trustee and include warrants to purchase 1,000 shares of common stock that may be acquired through warrants that are currently exercisable.

(6)	These shares are held of record by the Charles E Health Trust No. 1 dtd U/A 2/1/92, Charles E. Heath, co-trustee and include 750 shares of common stock that may be acquired through warrants that are currently exercisable.

(7)	Mr. Birzer holds 24,932.81 of these shares and 1,325 warrants jointly with his wife and holds 1,200 shares for the benefit of his children in an account established under the Kansas Uniform Transfer to Minor’s Act for which his wife is the custodian. Includes 1,325 shares of common stock that may be acquired through warrants that are currently exercisable.

(8)	These shares are held of record by the Matlack Living Trust dtd 12/30/2004, for which Mr. Matlack and his wife are co-trustees and include 616 shares of common stock that may be acquired through warrants that are currently exercisable.

(9)	Includes 1,128 shares of common stock that may be acquired through warrants that are currently exercisable. Mr. Schulte holds 12,083 of these shares and 966 warrants jointly with his wife; 200 shares are held in accounts for spouse’s children for which she is the custodian and of which Mr. Schulte disclaims beneficial ownership.

(10)	Includes 416 shares of common stock that may be acquired through warrants that are currently exercisable.

(11)	Mr. Malvey holds 100 shares for the benefit of his child in an account for which he is the custodian, and holds 166 of these shares and 166 warrants jointly with his wife; 1,500 shares are held by his wife. Includes 347 shares of common stock that may be acquired through warrants that are currently exercisable.

     The following table sets forth the dollar range of equity securities beneficially owned by each of our directors as of December 31, 2007.

Aggregate Dollar Range of
Equity Securities in All
	Aggregate Dollar Range of	Registered Investment Companies
	Company Securities Beneficially	Overseen by Director in Family of
Name of Director	Owned by Director(1)	Investment Companies(2)
Independent Directors
Conrad S. Ciccotello	$ 10,001 - $ 50,000	Over $100,000
John R. Graham	$ 50,001 - $ 100,000	Over $100,000
Charles E. Heath	$ 10,001 - $ 50,000	Over $100,000
Interested Directors
H. Kevin Birzer	Over $100,000	Over $100,000
Terry C. Matlack	Over $100,000	Over $100,000

(1)	The value of the securities is based on the closing price of our common shares on the NYSE on December 31, 2007 ($12.25), and includes the all common shares issuable upon the exercise of all warrants held by each director.

(2)	Includes TYG, TYY, TYN, TTRF, TGOC and us. Amounts based on the closing price of the common shares of TYG, TYY, TYN and us on the NYSE on December 31, 2007 and the most recent private placement sale price of the common shares of TTRF and TGOC. Includes all of our common shares issuable upon the exercise of all warrants held by each director.

     The following table sets forth the dollar range of equity securities of the Company beneficially owned by each member of our Adviser’s investment committee as of December 31, 2007. The value of the securities is based on the closing price of our common shares or the NYSE on December 31, 2007, and includes all common shares issuable upon the exercise of all warrants held by each member of our Adviser’s investment committee.

Aggregate Dollar Range
of Company Securities
Name	Beneficially Owned by Manager
H. Kevin Birzer	$ 100,001 - $ 500,000
Zachary A. Hamel	$ 50,001 - $ 100,000
Kenneth P. Malvey	$ 100,001 - $ 500,000
Terry C. Matlack	$ 100,001 - $ 500,000
David J. Schulte	$ 100,001 - $ 500,000

DIVIDEND REINVESTMENT PLAN
     If a stockholder’s common shares are registered directly with us or with a brokerage firm that participates in our Automatic Dividend Reinvestment Plan (“Plan”) through the facilities of DTC and such stockholder’s account is coded dividend reinvestment by such brokerage firm, all distributions are automatically reinvested for stockholders by the Plan Agent, Computershare Trust Company, Inc., in additional common shares (unless a stockholder is ineligible or elects otherwise). If a stockholder’s common shares are registered with a brokerage firm that participates in the Plan through the facilities of DTC, but such stockholder’s account is not coded dividend reinvestment by such brokerage firm or if a stockholder’s shares are registered with a brokerage firm that does not participate in the Plan through the facilities of DTC, a stockholder will need to ask their investment executive to determine what arrangements can be made to set up their account to participate in the Plan. In either case, until such arrangements are made, a stockholder will receive distributions in cash.
     Stockholders who elect not to participate in the Plan will receive all distributions payable in cash paid by check mailed directly to the stockholder of record (or, if the shares are held in street or other nominee name, then to such nominee) by Computershare Trust Company, Inc., as dividend paying agent. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by giving notice in writing to, or by calling, the Plan Agent; such termination will be effective with respect to a particular distribution if notice is received prior to the record date for the next dividend.
     Whenever we declare a distribution payable either in common shares or in cash, non-participants in the Plan will receive cash, and participants in the Plan will receive the equivalent in common shares.
     We will use primarily newly-issued common shares to implement the Plan, whether our shares are trading at a premium or at a discount to net asset value. However, we reserve the right to instruct the Plan Agent to purchase shares in the open-market in connection with its obligations under the Plan. The number of shares to be issued to a stockholder shall be determined by dividing the total dollar amount of the distribution payable to such stockholder by the market price per share of our common stock at the close of regular trading on the New York Stock Exchange (“NYSE”) on the distribution payment date. Market price per share on that date shall be the closing price for such shares on the NYSE or, if no sale is reported for such day, at the average of their reported bid and asked prices. If distributions are reinvested in shares purchased on the open market, then the number of shares received by a stockholder shall be determined by dividing the total dollar amount of the distribution payable to such stockholder by the weighted average price per share (including brokerage commissions and other related costs) for all shares purchased by the Plan Agent on the open-market in connection with such distribution.
     The Plan Agent maintains all stockholders’ accounts in the Plan and furnishes written confirmation of each acquisition made for the participant’s account as soon as practicable, but in no event later than 60 days after the date thereof. Shares in the account of each Plan participant will be held by the Plan Agent in non-certificated form in the Plan Agent’s name or that of its nominee, and each stockholder’s proxy will include those shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for shares held pursuant to the Plan first in accordance with the instructions of the participants then with respect to any proxies not returned by such participant, in the same proportion as the Plan Agent votes the proxies returned by the participants.
     There will be no brokerage charges with respect to shares issued directly by us as a result of distributions payable either in shares or in cash. However, each participant will pay a pro rata share of brokerage commissions incurred with respect to the Plan Agent’s open-market purchases in connection with the reinvestment of distributions. If a participant elects to have the Plan Agent sell part or all of his or her common shares and remit the proceeds, such participant will be charged his or her pro rata share of brokerage commissions on the shares sold plus a $15.00 transaction fee. The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions. See “Certain U.S. Federal Income Tax Considerations.”

     Experience under the Plan may indicate that changes are desirable. Accordingly, we reserve the right to amend or terminate the Plan if in the judgment of the Board of Directors such a change is warranted. The Plan may be terminated by the Plan Agent or us upon notice in writing mailed to each participant at least 60 days prior to the effective date of the termination. Upon any termination, the Plan Agent will cause a certificate or certificates to be issued for the full shares held by each participant under the Plan and cash adjustment for any fraction of a common share at the then current market value of the common shares to be delivered to him or her. If preferred, a participant may request the sale of all of the common shares held by the Plan Agent in his or her Plan account in order to terminate participation in the Plan. If such participant elects in advance of such termination to have the Plan Agent sell part or all of his or her shares, the Plan Agent is authorized to deduct from the proceeds a $15.00 fee plus the brokerage commissions incurred for the transaction. If a participant has terminated his or her participation in the Plan but continues to have common shares registered in his or her name, he or she may re-enroll in the Plan at any time by notifying the Plan Agent in writing at the address below. The terms and conditions of the Plan may be amended by the Plan Agent or us at any time, except when necessary or appropriate to comply with applicable law or the rules or policies of the SEC or any other regulatory authority, only by mailing to each participant appropriate written notice at least 30 days prior to the effective date thereof. The amendment shall be deemed to be accepted by each participant unless, prior to the effective date thereof, the Plan Agent receives notice of the termination of the participant’s account under the Plan. Any such amendment may include an appointment by the Plan Agent of a successor Plan Agent, subject to the prior written approval of the successor Plan Agent by us.
     All correspondence concerning the Plan should be directed to Computershare Trust Company, Inc. at 250 Royal Street, MS 3B, Canton, Massachusetts 02021 or 1-312-588-4990.

DETERMINATION OF NET ASSET VALUE
     We determine our net asset value per common share on a quarterly basis. For purposes of determining the net asset value of our common shares, we calculate the net asset value, which equals the value of our total assets (the value of the securities we hold plus cash or other assets, including interest accrued but not yet received) less all of our liabilities, including but not limited to (i) accrued and unpaid interest on any outstanding indebtedness, (ii) the aggregate principal amount of any outstanding indebtedness, (iii) any distributions payable on our common shares, and (iv) current and deferred taxes. Our net asset value per common share equals our net asset value divided by the number of outstanding common shares.
     We use the 1940 Act’s definition of value in calculating the value of our total assets. The 1940 Act defines value as (i) the market price for those securities for which a market quotation is readily available and (ii) for all other securities and assets, fair value as determined in good faith by our board of directors.
Valuation Methodology — Public Companies
     Our process for determining the market price of an investment will be as follows. For equity securities, we will first use readily available market quotations and will obtain direct written broker-dealer quotations if a security is not traded on an exchange or quotations are not available from an approved pricing service. For fixed income securities, we will use readily available market quotations based upon the last updated sale price or market value from a pricing service or by obtaining a direct written broker-dealer quotation from a dealer who has made a market in the security. If no sales are reported on any exchange or OTC market, we will use the calculated mean based on bid and asked prices obtained from the primary exchange or OTC market. Other assets will be valued at market value pursuant to written valuation procedures. If a market value cannot be obtained or if our Adviser determines that the market value does not represent fair value, the investment will be fair valued pursuant to valuation procedures approved by our board of directors.
Valuation Methodology — Private Companies
     Because we expect to invest principally in private companies, there generally will not be a readily available market price for these investments. Therefore, we will value substantially all of our investments at fair value in good faith. There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each investment while employing a consistently applied valuation process for the types of investments we make. Unlike banks, we are not permitted to provide a general reserve for anticipated loan losses. Instead, we will specifically value each individual investment on a quarterly basis. We will record unrealized depreciation on investments when we believe that an investment has become impaired, including where collection of a loan or realization of an equity security is doubtful, or when our estimate of the enterprise value of an investment does not currently support the cost of our debt or equity investment. We will record unrealized appreciation if we believe that the underlying company has appreciated in value and, therefore, our equity security also has appreciated in value. Changes in fair value are recorded in our statement of operations as net change in unrealized appreciation or depreciation.
     We expect our investments to include many terms governing interest rate, repayment terms, prepayment penalties, financial covenants, operating covenants, ownership parameters, dilution parameters, liquidation preferences, voting rights, and put or call rights. Our investments are generally subject to restrictions on resale and generally have no established trading market. Because of the type of investments that we make and the nature of our business, our valuation process requires an analysis of various factors. Our fair value methodology includes the examination of, among other things, the underlying investment performance, financial condition, and market changing events that impact valuation.
     Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company has determined the principal market, or the market in which the Company exits its portfolio investments with the greatest volume and level of activity, to be the private secondary market. Typically, private companies are bought and sold based on multiples of EBITDA, cash flows, net income, revenues, or in limited cases, book value.
     For private company investments, value is often realized through a liquidity event of the entire company. Therefore, the value of the company as a whole (enterprise value) at the reporting date often provides the best evidence of the value of the investment and is the initial step for valuing the Company’s privately issued securities. For any one company, enterprise value may best be expressed as a range of fair values, from which a single estimate of fair value will be derived. In determining the enterprise value of a portfolio company, we prepare an analysis consisting of traditional valuation methodologies including market and income approaches. We consider some or all of the traditional valuation methods based on the individual circumstances of the portfolio company in order to derive our estimate of enterprise value.

     The fair value of investments in portfolio companies is determined based on various factors, including enterprise value and other pertinent factors such as recent offers to purchase a company, recent transactions involving the purchase or sale of the equity securities of the company, or other liquidation events. The determined equity values will generally be discounted when the Company has a minority position, is subject to restrictions on resale, has specific concerns about the receptivity of the capital markets to a specific company at a certain time, or other comparable factors exist.
     We value our portfolio in accordance with U.S. generally accepted accounting principles and rely on multiple valuation techniques, reviewed on a quarterly basis by our Board of Directors. Our Board of Directors undertakes a multi-step valuation process each quarter in connection with determining the fair value of our investments:

•	Valuation Officer Preliminary Valuation: Our Adviser employs a full-time Valuation Officer whose primary responsibility is oversight of the fair valuation process for private investments. Each investment will initially be valued by the Valuation Officer of our Adviser. As a part of this process, materials will be prepared containing the supporting analysis, which are reviewed by the investment professionals of the Adviser.

•	Investment Committee Valuation: Our Adviser’s investment committee will review the Valuation Officer’s preliminary valuations and the Valuation Officer will consider and assess, as appropriate, any changes that may be required to the preliminary valuations to address any comments provided by our Adviser’s investment committee.

•	Third Party Valuation Activity: The independent valuation firm retained by the Board of Directors will perform certain limited procedures, if requested by the Board of Directors, on a selection of valuations as determined by the Board of Directors.

•	Final Valuation Determination: The Board of Directors will assess the valuation, including supporting documentation, and determine the fair value of each investment in our portfolio in good faith.

      We have retained Duff & Phelps, LLC, an independent valuation firm, to advise our Board of Directors and provide third-party valuation consulting services which will consist of certain limited procedures that the Board will identify and request them to perform. Upon completion of such limited procedures, Duff & Phelps, LLC will review the fair value, as determined by us, of those investments subjected to their limited procedures, and make a determination as to whether the fair value, as determined by us, does or does not appear to be unreasonable. The independent valuation firm’s limited procedures do not and will not involve an audit, review, compilation or any other form of examination or attestation under the standards of the Public Company Accounting Oversight Board (United States). Our Board of Directors is solely responsible for determining the fair value of any individual investment or portfolio of investments, nor are the limited procedures performed by Duff & Phelps, LLC intended to be used to determine fair value of any investment or portfolio of investment. The limited procedures performed by Duff & Phelps, LLC are supplementary to the inquiries and procedures that the Board of Directors is required to undertake to determine the fair value of the investments in good faith.
      Determination of fair values involves subjective judgments and estimates. The notes to our financial statements will refer to the uncertainty with respect to the possible effects of such valuations, and any change in such valuations, on our financial statements.

Determinations in Connection with Offerings
     In connection with each offering by us of our common shares, our board of directors (or a committee thereof) is required to make the determination that we are not selling our common shares at a price below the then current net asset value of our common shares at the time at which the sale is made. Our board of directors considers the following factors, among others, in making such determination:
•	the net asset value of our common shares disclosed in the most recent periodic report we filed with the SEC;

•	our management’s assessment of whether any material change in the net asset value of our common shares has occurred (including through the realization of gains on the sale of our portfolio securities) from the period beginning on the date of the most recently disclosed net asset value of our common shares to the period ending two days prior to the date of the sale of our common shares; and

•	the magnitude of the difference between the net asset value of our common shares disclosed in the most recent periodic report we filed with the SEC and our management’s assessment of any material change in the net asset value of our common shares since the date of the most recently disclosed net asset value of our common shares, and the offering price of our common shares in the proposed offering.
     Importantly, this determination does not require that we calculate the net asset value of our common shares in connection with each offering of common shares, but instead it involves the determination by our board of directors (or a committee thereof) that we are not selling common shares at a price below the then current net asset value of our common shares at the time at which the sale is made.
     These processes and procedures are part of our compliance policies and procedures. Records will be made contemporaneously with all determinations described in this section and these records will be maintained with other records we are required to maintain under the 1940 Act.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
     The following discussion is a general summary of the material U.S. federal income tax considerations that are applicable to us and to an investment in our common shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, the following discussion does not describe income tax consequences that are assumed to be generally known by a U.S. stockholder (as defined below) or certain considerations that may be relevant to certain types of U.S. stockholders subject to special treatment under U.S. federal income tax laws, including tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts and financial institutions. This summary assumes that you hold our common shares as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not and will not seek any ruling from the Internal Revenue Service (the “Service”) regarding any of the tax considerations discussed herein. Except as discussed below, this summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.
     A “U.S. stockholder” generally is a beneficial owner of our common shares that is, for U.S. federal income tax purposes, any one of the following:
•	a citizen or resident of the United States;

•	a corporation, partnership or other entity created in or organized under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust subject to the supervision of a court within the United States and the control of a United States person.
     A “Non-U.S. stockholder” is a beneficial owner of our common shares that is not a U.S. stockholder.
     If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder that is a partnership holding our common shares or a partner of such a partnership should consult his, her or its own tax adviser with respect to the purchase, ownership and disposition of our common shares.
     Tax matters are very complicated and the tax consequences to a U.S. stockholder or a Non-U.S. stockholder of an investment in our common shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any possible changes in the tax laws.
Federal Income Taxation of the Company
     We have been formed as a corporation under Maryland law. We currently are, have been, and intend to continue to be, treated as a general business corporation for U.S. federal income tax purposes. Thus, we are, and intend to continue to be, obligated to pay federal and applicable state income tax on our taxable income. We intend to invest our assets primarily in entities treated as partnerships for U.S. federal income tax purposes. As a partner in a partnership, we will have to report our allocable share of the partnership’s taxable income in computing our taxable income. Based upon our review of the historic results of the type of entity in which we intend to invest, we expect that the cash distributions received by us with respect to our investments in partnerships will exceed the taxable income allocated to us from such investments. There is no assurance that our expectation regarding distributions from the partnerships exceeding allocated taxable income from the partnerships will be realized. If this expectation is not realized, there will be greater taxes paid by us and less cash available to distribute to our stockholders. In addition, we will take into account in computing our taxable income amounts of gain or loss recognized by us on the disposition of our investments. Currently, the maximum marginal regular federal income tax rate for a corporation is 35%. We may be subject to a 20% federal alternative minimum tax on our federal alternative minimum taxable income to the extent that our alternative minimum tax exceeds our regular federal income tax.
     We do not intend to elect to be treated as a RIC under the Code. The Code generally provides that a RIC does not pay an entity level income tax, provided that it distributes all or substantially all of its income. The RIC taxation rules currently do not, and are not intended in the future to, have any application to us or to our stockholders.

Taxation of U.S. Stockholders
     A distribution by us on your common shares will be treated as a taxable dividend to you to the extent of your share of our current or accumulated earnings and profits. If the distribution exceeds your share of our earnings and profits, the distribution will be treated as a return of capital to the extent of your basis in our common shares, and then as capital gain. You will receive a Form 1099 from us and will recognize dividend income only to the extent of your share of our current or accumulated earnings and profits.
     Generally, our earnings and profits are computed based upon taxable income, with certain specified adjustments. As explained above, we anticipate that the distributed cash from our portfolio investments in entities treated as partnerships for tax purposes will exceed our share of taxable income from those portfolio investments. Thus, we anticipate that only a portion of distributions we make on the common shares will be treated as dividend income to our stockholders.
     The federal income tax law generally provides that qualifying dividend income paid to non-corporate U.S. stockholders is subject to federal income tax at the rate applicable to long-term capital gains, which is generally a maximum rate of 15%. The portion of our distributions on our common shares treated as dividends for federal income tax purposes will be treated as qualifying dividends for federal income tax purposes provided that you satisfy certain holding period and other applicable requirements. This rate of tax on dividends is currently scheduled to increase back to ordinary income rates after December 31, 2010. If we are taxed as a general business corporation, a corporate U.S. stockholder generally will be eligible for the dividends-received deduction generally allowed U.S. corporations in respect of dividends received from U.S. corporations provided that the corporate U.S. stockholder satisfies certain holding period and other applicable requirements.
     If a U.S. stockholder participates in our automatic dividend reinvestment plan, such U.S. stockholder will be taxed upon the amount of distributions as if such amount had been received by the participating U.S. stockholder and the U.S. stockholder reinvested such amount in additional common shares.
     Upon a sale or exchange of our common shares, a U.S. stockholder will recognize a taxable gain or loss depending upon his, her or its basis in our common shares. Such gain or loss will be treated as long-term capital gain or loss if our common shares have been held for more than one year. Subject to limited exceptions, capital losses cannot be used to offset ordinary income. In the case of a non-corporate U.S. stockholder, long-term capital gain generally is subject to a maximum tax rate of 15%, which maximum tax rate is currently scheduled to increase to 20% for dispositions occurring during taxable years beginning on or after January 1, 2011.
     We may be required to withhold U.S. federal income tax (“backup withholding”) at a 28%-rate from all taxable distributions to any non-corporate U.S. stockholder (i) who fails to furnish a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding, or (ii) with respect to whom the Service has notified us that such stockholder has failed to properly report certain interest and dividend income to the Service and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s U.S. federal income tax liability, provided that proper information is timely provided to the Service.
Taxation of Non-U.S. Stockholders
     Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend on that person’s particular circumstances. An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our common shares.
     In general, dividend distributions paid by us to a Non-U.S. stockholder are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate). If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States), we will not be required to withhold federal income tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to federal income tax at the rates applicable to U.S. stockholders. Any such effectively connected dividends may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.)

     A Non-U.S. stockholder generally will not be taxed on any gain recognized on a disposition of our common stock unless:
•	the gain is effectively connected with the Non-U.S. stockholder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. stockholder in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. stockholders (unless an applicable income tax treaty provides otherwise) and, under certain circumstances, the “branch profits tax” described above may also apply;

•	the Non-U.S. stockholder is an individual who holds our common stock as a capital asset, is present in the United States for more then 182 days in the taxable year of the disposition and meets other requirements (in which case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the Non-U.S. stockholder is not considered a resident alien under the Code); or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. stockholder held our common stock.
     Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. For this purpose, we generally will be treated as owning our proportionate share of the assets of a partnership in which we own an equity interest. The determination of whether we are a U.S. real property holding corporation at any given time will depend on the mix of our assets and their fair market values at such time, which is difficult to predict, and it is possible that we will be a U.S. real property holding corporation. However, the tax relating to stock in a U.S. real property holding corporation generally will not apply to a Non-U.S. stockholder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common shares (a “Non-5% holder”), provided that our common shares were regularly traded on an established securities market at any time during the calendar year of the disposition. Our common shares have been approved for listing on the NYSE. Although not free from doubt, our common shares should be considered to be regularly traded on an established securities market for any calendar quarter during which they are regularly quoted on the NYSE by brokers or dealers that hold themselves out to buy or sell our common shares at the quoted price. If our common shares were not considered to be regularly traded on the NYSE at any time during the applicable calendar year, then a Non-5% holder would be taxed for U.S. federal income tax purposes on any gain realized on the disposition of our common shares on a net income basis as if the gain were effectively connected with the conduct of a U.S. trade or business by the Non-5% holder during the taxable year and, in such case, the person acquiring our common shares from a Non-5% holder generally would have to withhold 10% of the amount of the proceeds of the disposition. Such withholding may be reduced or eliminated pursuant to a withholding certificate issued by the Service in accordance with applicable U.S. Treasury regulations. We urge all Non-U.S. stockholders to consult their own tax advisors regarding the application of these rules to them.
     A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal income tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute or successor form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.
     Our common shares that are owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.
     Non-U.S. persons should consult their own tax advisors with respect to the United States federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Federal Income Tax Aspects of Warrants
     If you exercise a warrant, you will not recognize any gain or loss for U.S. federal income tax purposes (except that gain or loss will be recognized to the extent you receive cash in lieu of a fractional common share as if you had actually received the fractional share and the fractional share was immediately redeemed for cash). Your initial tax basis in the common share received upon exercise of a warrant will be the sum of the exercise price paid and your adjusted tax basis in the warrant (excluding any portion of such sum allocable to a fractional common share), and your holding period for the common share received will begin on the day you exercise the warrant. If you sell or exchange a warrant, you will recognize gain or loss equal to the difference between the amount realized in the sale or exchange and your adjusted tax basis in the warrant sold or exchanged. If the warrant expires unexercised, you will recognize a loss in an amount equal to your adjusted tax basis in the warrant at such time. Any such gain or loss from the sale, exchange or expiration of the warrants will be capital gain or loss and will be long-term capital gain or loss if your holding period for the warrants exceeds one year at the time of the sale, exchange or expiration.

REGULATION
     We have elected to be regulated as a BDC under the 1940 Act and are subject to the regulations and restrictions described below. A BDC is a unique kind of investment company that primarily focuses on investing in or lending to private companies and providing managerial assistance to them. A BDC generally provides stockholders with the ability to retain the liquidity of a publicly traded security, while sharing in the possible benefits of investing in privately-held or thinly traded public and privately-owned companies. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their directors and officers and principal underwriters and certain other related persons, and the 1940 Act requires that a majority of the directors be persons other than “interested persons” as defined under the 1940 Act.
Qualifying Assets
     Under the 1940 Act, we may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, or “qualifying assets,” unless at the time the acquisition is made qualifying assets represent at least 70% of our total assets. The principal categories of qualifying assets relevant to our proposed businesses are the following:
•	Securities purchased in transactions not involving any public offering from the issuer of the securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company. An “eligible portfolio company” is currently defined in the 1940 Act as any issuer that:
•	is organized under the laws of, and has its principal place of business in, the United States; and

•	is not an investment company (other than a SBIC wholly owned by the BDC) or a company that would be an investment company but for certain exceptions under the 1940 Act; and

•	satisfies any of the following:
•	does not have any class of securities with respect to which a broker or dealer may extend margin credit;

•	is controlled by a BDC or a group of companies including a BDC, and the BDC has an affiliated person who is a director of the eligible portfolio company; or

•	is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million; or

•	does not have any class of securities listed on a national securities exchange.
•	Securities of any eligible portfolio company that we control.

•	Securities purchased in a private transaction from a U.S. issuer that is not an investment company and is in bankruptcy and subject to reorganization.

•	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

•	Securities received in exchange for, or distributed on or with respect to, securities described above, or pursuant to the exercise of warrants or rights relating to such securities.

•	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

•	Securities purchased in transactions not involving any public offering from an issuer, or from any person who is an officer or employee of the issuer, if (A) the issuer (i) is organized under the laws of, and has its principal place of business in, the United States, (ii) is not an investment company (other than a SBIC wholly owned by the BDC) or a company that would not be an investment company bur for certain exceptions under the 1940 Act), and (iii) is not an eligible portfolio company because it has a class of securities listed on a national securities exchange, and (B) at the time of such purchase we own at least (i) 50% of the greatest number of equity securities of such issuer and securities convertible into or exchangeable for such securities and 50% of the greatest amount of debt securities of such issuer held by us any point in time during the period when such issuer was an eligible portfolio company, and (ii) we are one of the 20 largest holders of record of such issuers outstanding voting securities.
     We may invest up to 30% of our total assets in assets that are non-qualifying assets and are not subject to the limitations referenced above. These investments may include, among other things, investments in high yield bonds, bridge loans, distressed debt, commercial loans, private equity, securities of public companies or secondary market purchases of otherwise qualifying assets. If the value of non-qualifying assets should at any time exceed 30% of our total assets, we will be precluded from acquiring any additional non-qualifying assets until such time as the value of our qualifying assets again equals at least 70% of our total assets. See “Risk Factors — If our investments are deemed not to be qualifying assets, we could lose our status as a BDC or be precluded from investing according to our current business plan.”
Significant Managerial Assistance
     A BDC must be organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as qualifying assets for the purpose of the 70% test, a BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby a BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring or portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers, or other organizational or financial guidance. In addition, although we are not currently doing so, we may in the future charge for providing managerial assistance.
Temporary Investments
     Pending investments in other types of qualifying assets, as described above, a BDC’s investments may consist of cash, cash equivalents, U.S. government securities or high quality debt securities maturing in one year or less from the time of investment. There is no other percentage restriction on the proportion of our assets that may be so invested.
Determination of Net Asset Value
     The net asset value per share of our outstanding common stock is determined quarterly, as soon as practicable after, and as of the end of, each fiscal quarter. The net asset value per common share will be equal to the value of our total assets minus liabilities and any preferred securities outstanding divided by the total number of common shares outstanding at the date as of which such determination is made. Fair value will be determined in good faith by our board of directors pursuant to a valuation policy. See “Determination of Net Asset Value.”
Investment Reporting
     In accordance with the requirements of Article 6 of Regulation S-X, we will report all of our investments, including loans, at market value or, for investments that do not have a readily available market value, at "fair value" as determined in good faith by our board of directors. Subsequent changes in these values will be reported through our statement of operations under the caption of “unrealized appreciation (depreciation) on investments.” See “Determination of Net Asset Value.”
Distributions Policy
     We intend, subject to adjustment at the discretion of our board of directors, to pay out substantially all of the amounts we receive as cash or paid-in-kind distributions on equity securities we own and interest payments on debt securities we own, less current or anticipated operating expenses, current income taxes on our income and our leverage costs. On February 11, 2008, our Board of Directors declared, and on March 3, 2008, we paid, a $0.25 per share distribution to all stockholders of record on February 21, 2008. On May 12, 2008, our Board of Directors declared, and on June 2, 2008, we paid, a $0.2625 per share distribution to stockholders of record on May 22, 2008.
Warrants
     Our 945,594 outstanding warrants are currently exercisable and entitle the holder thereof to purchase one common share at the exercise price of $15.00 per common share. All warrants will expire on February 6, 2013. No fractional warrant shares will be issued upon exercise of the warrants. We will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current market value of any such fractional warrant shares.
Senior Securities; Coverage Ratio
     We are permitted, only under specified conditions, to issue multiple classes of indebtedness and one class of security senior to our common securities if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. For a discussion of the risks associated with the resulting leverage, see “Risk Factors — Risks Related to Our Operations.”

Derivative Securities
     The 1940 Act limits the amount of derivative securities that we may issue and the terms of such securities. Apart from our 957,130 warrants issued in our private placements, we do not have, and do not anticipate having, outstanding derivative securities relating to our common shares.
Code of Ethics
     We are required to maintain a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code of ethics may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code of ethics.
     You may read and copy the code of ethics at the Securities and Exchange Commission's Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the code of ethics is available on the EDGAR Database on the Securities and Exchange Commission’s Internet site at http://www.sec.gov. You may obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following Email address: publicinfo@sec.gov, or by writing the Securities and Exchange Commission's Public Reference Section, Washington, D.C. 20549.
Privacy Principles
     We are committed to maintaining the privacy of our stockholders and safeguarding their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.
     Generally, we do not receive any non-public personal information relating to our stockholders, although certain non-public personal information of our stockholders may become available to us. We do not disclose any non-public personal information about our stockholders or former stockholders to anyone, except as required by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent).
     We restrict access to non-public personal information about our stockholders to employees of our Adviser with a legitimate business need for the information. We maintain physical, electronic and procedural safeguards designed to protect the non-public personal information of our stockholders.
Affiliate Transactions
     Under the 1940 Act, we and our affiliates may be precluded from co-investing in private placements of securities. Our Adviser and TYG have applied to the SEC for exemptive relief to permit TYG, TYY, TYN, TTRF, TGOC us and our and their respective affiliates to make such investments. Unless and until we obtain an exemptive order, we will not co-invest with our affiliates in negotiated private placement transactions. We cannot guarantee that the requested relief will be granted by the SEC. Unless and until we obtain an exemptive order, our Adviser will not co-invest its proprietary accounts or other clients’ assets in negotiated private transactions in which we invest. Until we receive exemptive relief, our Adviser will observe a policy for allocating opportunities among its clients that takes into account the amount of each client’s available cash and its investment objectives. As a result of one or more of these situations, we may not be able to invest as much as we otherwise would in certain investments or may not be able to liquidate a position as quickly.
Compliance Policies and Procedures
     We have written policies and procedures reasonably designed to prevent violation of the federal securities laws, and are required to review these compliance policies and procedures annually for adequacy and effective implementation and to designate a Chief Compliance Officer to be responsible for administering the policies and procedures.
Securities Exchange Act Compliance
     We are subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, beginning with our annual report for our fiscal year ended November 30, 2008, we will be subject to the provisions of the Sarbanes-Oxley Act of 2002, requiring reports on Section 404 internal controls over financial reporting.
Sarbanes-Oxley Act of 2002
     The Sarbanes-Oxley Act of 2002 imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. For example:
•     pursuant to Rule 13a-14 of the Exchange Act, our Chief Executive Officer and Chief Financial Officer must certify the accuracy of the financial statements contained in our periodic reports;
•     pursuant to Item 307 of Regulation S-K, our periodic reports must disclose our conclusions about the effectiveness of our disclosure controls and procedures;
•     pursuant to Rule 13a-15 of the Exchange Act, our management must prepare a report regarding its assessment of our internal control over financial reporting, which must be audited by our independent registered public accounting firm; and
•     pursuant to Item 308 of Regulation S-K and Rule 13a-15 of the Exchange Act, our periodic reports must disclose whether there were significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.
     The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We will continue to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.
Withdrawal
     We may not change the nature of our business so as to cease to be, or withdraw our election as, a BDC, unless authorized by vote of a “majority of the outstanding voting securities,” as defined in the 1940 Act. The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67% or more of the voting securities present at such meeting if the holders of more than 50% of our outstanding voting securities are present or represented by proxy, or (ii) 50% of our outstanding voting securities.
Other
     We will be periodically examined by the SEC for compliance with the 1940 Act.
     We maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. We will not protect any director or officer against any liability to our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

DESCRIPTION OF CAPITAL STOCK
     We are authorized to issue up to 100,000,000 shares of common stock, $0.001 par value per share, and up to 10,000,000 shares of preferred stock, $0.001 par value per share. As of June 30, 2008, we have 8,893,866 common shares, and warrants to purchase 945,594 common shares, issued and outstanding. Our board of directors may, without any action by our stockholders, amend our Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Additionally, our Charter authorizes our board of directors, without any action by our stockholders, to classify and reclassify any unissued common shares and preferred shares into other classes or series of stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of redemption for each class or series. Although there is no present intention of doing so, we could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control that might otherwise be in our stockholders’ best interests. Under Maryland law, our stockholders generally are not liable for our debts or obligations.
     The following table provides information about our outstanding capital stock as of June 30, 2008:

		Amount
		Held by the
	Amount	Company or for	Amount
Title of Class	Authorized	its Account	Outstanding
Common Stock	100,000,000	0	8,893,866
Preferred Stock	10,000,000	0	0

Common Shares
     All common shares offered by this prospectus will be duly authorized, fully paid and nonassessable. Our stockholders are entitled to receive dividends if and when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. Our stockholders are also entitled to share ratably in the assets legally available for distribution to our stockholders in the event of liquidation, dissolution or winding up, after payment of or adequate provision for all known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our capital stock.
     In the event that we have preferred shares outstanding, and so long as we remain subject to the 1940 Act, holders of our common shares will not be entitled to receive any net income of or other distributions from us unless all accumulated dividends on preferred shares have been paid and the asset coverage (as defined in the 1940 Act) with respect to preferred shares and any outstanding debt is at least 200% after giving effect to such distributions.
     Each outstanding common share entitles the holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. The presence of the holders of shares of our stock entitled to cast a majority of the votes entitled to be cast shall constitute a quorum at a meeting of our stockholders. Our Charter provides that, except as otherwise provided in our Bylaws, each director shall be elected by the affirmative vote of the holders of a majority of the shares of stock outstanding and entitled to vote thereon. Our Bylaws provide that each director shall be elected by a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present. Accordingly, the candidate receiving the most votes will win an election, even if they do not receive a majority of the votes. There is no cumulative voting in the election of directors. Consequently, at each annual meeting of our stockholders, the holders of a majority of the outstanding shares of capital stock entitled to vote will be able to elect all of the successors of the class of directors whose terms expire at that meeting. Pursuant to our Charter and Bylaws, our board of directors may amend the Bylaws to alter the vote required to elect directors.
     Holders of our common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. All of our common shares will have equal dividend, liquidation and other rights.
     If we offer additional common shares, the offering will require approval of our board of directors and, so long as we remain subject to the 1940 Act, the offering will be subject to the requirement that shares may not be sold at a price below the then-current net asset value, exclusive of underwriting discounts and commissions, except in limited circumstances, including in connection with an offering to our existing stockholders.

Preferred Shares
     We may, but are not required to, issue preferred shares. As long as we remain subject to the 1940 Act at the time of a preferred share offering, we will be subject to the 1940 Act restriction that currently limits the aggregate liquidation preference of all outstanding preferred stock to 50% of the value of our total assets less our liabilities and indebtedness. We also believe the liquidation preference, voting rights and redemption provisions of the preferred shares will be similar to those stated below.
     As long as we are subject to the 1940 Act, the holders of any preferred shares, voting separately as a single class, will have the right to elect at least two directors at all times. The remaining directors will be elected by holders of common shares and preferred stock, voting together as a single class. In addition, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding, the holders of any preferred stock will have the right to elect a majority of the directors at any time accumulated dividends on any preferred stock have not been paid for at least two years. The 1940 Act also requires that, in addition to any approval by stockholders that might otherwise be required, the approval of the holders of a majority of any outstanding preferred stock, voting separately as a class, would be required to adopt any plan of reorganization that would adversely affect the preferred stock. See “Certain Provisions of Our Charter and Bylaws and the Maryland General Corporation Law.” As a result of these voting rights, our ability to take any such actions may be impeded to the extent that any of our preferred shares are outstanding.
     The affirmative vote of the holders of a majority of the outstanding preferred shares, voting as a separate class, will be required to amend, alter or repeal any of the preferences, rights or powers of holders of preferred shares so as to affect materially and adversely such preferences, rights or powers. The class vote of holders of preferred shares described above will in each case be in addition to any other vote required to authorize the action in question.
     The terms of the preferred shares, if issued, are expected to provide that (i) they are redeemable in whole or in part at the original purchase price per share plus accrued dividends per share, (ii) we may tender for or repurchase our preferred shares and (iii) we may subsequently resell any shares so tendered for or repurchased by us. Any redemption or purchase of our preferred shares will reduce the leverage applicable to our common shares, while any resale of our shares will increase that leverage.
     The discussion above describes the possible offering of our preferred shares. If our board of directors determines to proceed with such an offering, the terms of our preferred shares may be the same as, or different from, the terms described above, subject to applicable law and our Charter. Our board of directors, without the approval of the holders of our common shares, may authorize an offering of preferred shares or may determine not to authorize such an offering, and may fix the terms of our preferred shares to be offered.
     The information contained under this heading is subject to the provisions contained in our Charter and Bylaws and the laws of the State of Maryland.
Warrants
     Each of our outstanding warrants is currently exercisable and entitles the holder thereof to purchase one common share at the exercise price of $15.00 per common share. All warrants expire on February 6, 2013. No fractional warrant shares will be issued upon exercise of the warrants. We will pay to the holder of the warrant at the time of exercise an amount in cash equal to the current market value of any such fractional warrant shares.
     The warrants are afforded standard anti-dilution protection. As a part of that protection, the number of common shares issuable upon exercise of the warrants (or any shares of stock or other securities at the time issuable upon exercise of such warrants) and the warrant exercise price shall be appropriately adjusted to reflect any and all stock dividends (other than cash dividends), stock splits, combinations of shares, reclassifications, recapitalizations or other similar events affecting the number of outstanding common shares (or such other stock or securities) so as to cause the holder thereafter exercising warrants to receive the number of common shares or other capital stock such holder would have received if such warrant had been exercised immediately prior to such event.
     If we make an extraordinary dividend on the outstanding common shares, each holder will be entitled to receive the extraordinary dividend made on the outstanding common shares the holder would have received if such warrant had been exercised immediately prior to such extraordinary dividend.

     In addition, if the common shares issuable upon the exercise of the warrants shall be changed into the same or different number of shares of any class or classes of common shares, whether by capital reorganization, reclassification or otherwise (other than a reorganization, merger, consolidation or sale of assets), then, in and as a condition to the effectiveness of each such event, the holder of a warrant has the right thereafter to exercise such warrant for the kind and amount of common shares and other securities and property receivable upon such reorganization, reclassification or other change by the holder of the number of common shares for which such warrant might have been exercised immediately prior to such reorganization, reclassification or change.
     In the case of a dividend or distribution paid pursuant to a plan of consolidation or merger by us with another person (other than a merger or consolidation in which we are the continuing person and the common shares are not exchanged for securities, property or assets issued, delivered or paid by another person), or in case of any lease, sale or conveyance to another person (other than a wholly-owned subsidiary) of all or substantially all of our property or assets, warrants shall thereafter (until the end of the exercise period) evidence the right to receive, upon exercise, in lieu of common shares, deliverable upon such exercise immediately prior to such consolidation, merger, lease, sale or conveyance, the kind and amount of shares and/or other securities and/or property and assets and/or cash that a holder would have been entitled to receive upon such consolidation, merger, lease, sale or conveyance had the holder exercised its warrants immediately prior to such consolidation, merger, lease, sale or conveyance, provided that to the extent a stockholder would have had an opportunity to elect the form of consideration, any holder not exercising its warrants shall be entitled to the same consideration that a holder of such common shares failing to make any such election would have been entitled to receive upon such transaction.
     Our warrants are separate instruments from our common shares and are permitted to be transferred independently from our common shares, subject to certain transfer restrictions. The warrants have no voting rights and the common shares underlying the unexercised warrants will have no voting rights until such common shares are received upon exercise of warrants.

CERTAIN PROVISIONS OF OUR CHARTER AND BYLAWS AND
THE MARYLAND GENERAL CORPORATION LAW
     The following description of certain provisions of our Charter and Bylaws is only a summary. For a complete description, please refer to our Charter and Bylaws, a copy of which are obtainable upon request.
     Our Charter and Bylaws include provisions that could delay, defer or prevent other entities or persons from acquiring control of us, causing us to engage in certain transactions or modifying our structure. These provisions, all of which are summarized below, may be regarded as “anti-takeover” provisions. Such provisions could limit the ability of stockholders to sell their shares at a premium over the then-current market prices by discouraging a third party from seeking to obtain control of us. In addition to these provisions, we are incorporated in Maryland and therefore are subject to the Maryland General Corporation Law. Also, certain provisions of the 1940 Act may serve to discourage a third party from seeking to obtain control of us.
Number and Classification of our Board of Directors; Election of Directors
     Our Charter and Bylaws provide that the number of directors may be established only by our board of directors pursuant to the Bylaws, but may not be less than one. Our Bylaws provide that the number of directors may not be greater than nine. Pursuant to our Charter, our board of directors is divided into three classes: Class I, Class II and Class III. The term of each class of directors expires in a different successive year. Upon the expiration of their term, directors of each class are elected to serve for three-year terms and until their successors are duly elected and qualify. Each year, only one class of directors is elected by the stockholders. The classification of our board of directors should help to assure the continuity and stability of our strategies and policies as determined by our board of directors.
     Our classified board provision could have the effect of making the replacement of incumbent directors more time-consuming and difficult. At least two annual meetings of our stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, the classification of our board of directors could increase the likelihood that incumbent directors will retain their positions and may delay, defer or prevent a change in control of the board of directors, even though a change in control might be in the best interests of our stockholders.
Vacancies on Board of Directors; Removal of Directors
     Our Charter provides that we have elected to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the board of directors. Accordingly, except as may be provided by the board of directors in setting the terms of any class or series of preferred shares, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.
     The Charter provides that, subject to the rights of holders of one or more classes of our preferred stock, a director may be removed only for cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of our directors. This provision, when coupled with the provisions in our Charter and Bylaws regarding the filling of vacancies on the board of directors, precludes our stockholders from removing incumbent directors, except for cause and by a substantial affirmative vote, and filling the vacancies created by the removal with nominees of our stockholders.
Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws
     Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our Charter generally provides for approval of Charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter.
     Our Charter and Bylaws provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our Bylaws.

Advance Notice of Director Nominations and New Business
     Our Bylaws provide that with respect to an annual meeting of our stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by our stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the Bylaws. With respect to special meetings of our stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to our board of directors at a special meeting may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors, or (iii) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of our Bylaws, provided that our board of directors has determined that directors will be elected at the meeting.
Limitation of Liability of Directors and Officers; Indemnification and Advance of Expenses
     Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.
     Our Charter authorizes us, and our Bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. Our obligation to indemnify any director, officer or other individual, however, is limited by the 1940 Act and Investment Company Act Release No. 11330, which, among other things, prohibit us from indemnifying any director, officer or other individual from any liability resulting directly from the willful misconduct, bad faith, gross negligence in the performance of duties or reckless disregard of applicable obligations and duties of the directors, officers or other individuals and require us to set forth reasonable and fair means for determining whether indemnification shall be made.
     Maryland law requires a corporation (unless its charter provides otherwise, which our Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (ii) the director or officer actually received an improper personal benefit in money, property or services or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (i) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (ii) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
     These provisions do not limit or eliminate our rights or the rights of any of our stockholders to seek nonmonetary relief such as an injunction or rescission in the event any of our directors or officers breaches his or her duties. These provisions will not alter the liability of our directors or officers under federal securities laws.

Control Share Acquisitions
     We are covered by the Maryland Control Share Acquisition Act (the “Control Share Act”), which provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, and by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:
•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.
     The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.
     A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may present the question at any stockholders meeting.
     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right to repurchase control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.
     The Control Share Act does not apply (i) to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction or (ii) to acquisitions approved or exempted by our Charter or Bylaws.
     Our Bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be otherwise amended or eliminated at any time in the future. However, we will amend our Bylaws to be subject to the Control Share Act only if our board of directors determines that it would be in our best interests and if the staff of the SEC does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act.
Business Combinations
     We are covered by the Maryland Business Combination Act (the “Business Combination Act”), which provides that “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:
•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

     A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which such stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.
     After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:
•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.
     These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
     The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of the Business Combination Act, provided that the business combination is first approved by our board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or our board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

SELLING HOLDERS
     Below is information with respect to the number of common shares and warrants owned by each of the selling holders. The common shares and warrants are being registered to permit public secondary trading. The selling holders may offer the common shares and warrants for resale from time to time. We are registering the common shares and warrants described below pursuant to a registration rights agreement entered into by us and the selling holders.
     No offer or sale may be made by a stockholder unless that stockholder is listed in the table below. The selling holders may sell all, some or none of the common shares or warrants covered by this prospectus. Please read “Plan of Distribution.” We will bear all costs, fees and expenses incurred in connection with the registration of the common shares and warrants offered by this prospectus. Brokerage commissions and similar selling expenses, if any, attributable to the sale of common shares or warrants will be borne by the selling holders.
     No such sales may occur unless this prospectus has been declared effective by the SEC, and remains effective at the time such selling holder offers or sells such common shares or warrants. We are required to update this prospectus to reflect material developments in our business, financial position and results of operations occurring prior to the completion of this offering.
     The following table sets forth the name of each selling holder, the number of common shares owned by each selling holder, the number of warrants owned by each selling holder, the number of common shares and warrants that may be offered for the account of such selling holder under this prospectus; and the percentage of the common shares to be owned by each selling holder following the completion of the offering (assuming each selling holder sells all of the common shares covered by this prospectus, including any common shares issuable upon the exercise of warrants).
     The percentages of common shares outstanding have been calculated based on 8,893,866 common shares outstanding as of June 30, 2008. Except for Kenmont’s sub-adviser relationship with us as described herein, the selling holders have held no position or office or had any other material relationship with us or any of our affiliates or predecessors, other than as a stockholder, during the past three years.
     We have prepared the table and the related notes based on information supplied to us by third parties. We have not sought to verify such information. Additionally, some or all of the selling holders may have sold or transferred some or all of the common shares or warrants listed below in exempt or non-exempt transactions since the date on which the information was provided to us. Other information about the selling holders may change over time and any changed information will be set forth in supplements to this prospectus to the extent required.

	Common Shares and Warrants		Common Shares and Warrants		Common Shares
	Beneficially Owned		Offered in		Beneficially Owned
	Prior to this Offering		this Offering		Following this Offering(1)
	Common		Common			Percentage
Name of Selling Holder	Shares(1)	Warrants	Shares(1)	Warrants	Number	Owned
2005 Margaret A. Nerman Irrev. Trust U/A 7/20/05 Peter Brown & Lewis Nerman Co-TTEES C/O Lathrop & Gage, LC	1,245	1,245	1,245	1,245	0	0
A. Ray Cecrle and Barbara Ann Cecrle TTEES, A. Ray Cecrle Trust DTD 1-16-98	3,000	0	3,000	0	0	0
Barry G. Haimes	2,500	2,500	2,500	2,500	0	0
BF Partners, LP	33,332	6,666	33,332	6,666	0	0
Bradford M. Espten	21,582	4,916	21,582	4,916	0	0
Brian N. Kaufman & Susan C. Kaufman JTWROS	4,916	1,583	4,916	1,583	0	0
Carl E. Workman Trust, Carl E. Workman Trustee	12,500	2,500	12,500	2,500	0	0
CF Partners, LP	85,822	19,156	85,822	19,156	0	0
Charles E. Heath & Kathleen M. Heath, Trustees U/A Dtd. 2-1-92: Charles E. Heath Trust #1	3,939	750	3,750	750	189	0
Chris M. Shay	3,333	3,333	3,333	3,333	0	0
Christopher D. Long & Angie K. Long JTWROS	1,875	1,875	1,875	1,875	0	0
Cindy D. Brammer	8,750	8,750	8,750	8,750	0	0
Clyde Johnson	850	850	850	850	0	0
Conrad S. & Elizabeth A. Ciccotello	2,859	250	1,250	250	1,609	*
Curtis A. Krizek Revocable Trust UTA Dtd 12/17/98, Curtis A Krizek Trustee	4,916	1,583	4,916	1,583	0	0
Dale J. Visser Trust, Dale J. Visser Trustee	25,000	5,000	25,000	5,000	0	0
Dana H. Nelson Revocable Trust, Dana H. Nelson TTEE DTD 12/08/95	20,832	4,166	20,832	4,166	0	0
Delmar Equity Partners, L.P.	43,541	10,208	43,541	10,208	0	0
Delta Institutional, LP	28,333	28,333	28,333	28,333	0	0
Delta Offshore, Ltd.	45,616	45,616	45,616	45,616	0	0
Delta Onshore, LP	4,825	4,825	4,825	4,825	0	0
Delta Pleiades, LP	4,558	4,558	4,558	4,558	0	0
Dennis L. Baumann Trust A U/T/A Dated 11/24/92, Dennis L. Baumann, Trustee	21,770	5,104	21,770	5,104	0	0
Denver Investment Advisers LLC	45,625	0	45,625	0	0	0
Donald J. Miller	8,750	1,750	8,750	1,750	0	0
Donald R. McDonald & Deborah S. McDonald JTWROS	17,416	4,083	17,416	4,083	0	0
Donald W. Trotter	1,792	358	1,792	358	0	0
Douglas D. Klink Revocable Trust dated 3/16/2000, Douglas D. Klink Trustee	18,750	3,750	18,750	3,750	0	0
Douglas E. Campbell	1,250	250	1,250	250	0	0
Edgar Enterprises LLC	750	750	750	750	0	0
Elizabeth Trussel Garver & Stephen Douglas Garver, TTEES Elizabeth Trussel Garver Trust Dated 12/21/2001	16,666	3,333	16,666	3,333	0	0
Fred H. Pryor & Shirley J. Pryor Tenants by Entirety	20,832	4,166	20,832	4,166	0	0
Frederick M. Solberg Jr. & Elizabeth T. Solberg TEN ENT	17,416	4,083	17,416	4,083	0	0
George K. Baum & Company	17,497	17,497	17,497	17,497	0	0
Gerald M. White Trustee Gerald M. White Trust U/A DTD 12/19/85	46,582	9,916	46,582	9,916	0	0
Gladys Van Noord	8,750	1,750	8,750	1,750	0	0
Greg Bricker & Cynthia Jean Calbert Tenants by Entirety	17,416	4,083	17,416	4,083	0	0
H. Kevin Birzer & Michele S. Birzer JT TEN	26,052	1,325	6,625	1,325	19,427	*
Helen R. Mellema Trust	8,750	1,750	8,750	1,750	0	0
Irvine O. Hockaday Jr. Revocable Trust Dtd. 5/16/96, Irvine O. Hockaday Trustee	18,166	4,833	18,166	4,833	0	0
Irwin Blitt, Trustee Irwin Blitt Revocable Trust U/A DTD 1/28/1979 As Amended	22,332	5,666	22,332	5,666	0	0
Irwin Blitt, Trustee James Copaken Trust U/T/A Dated 12/27/76	750	750	750	750	0	0
J.A.S Trust DTD 7/6/72, Country Club Bank TTEE	24,582	7,916	24,582	7,916	0	0
Jack Fingersh not individually but as Trustee U/I/T of Jack Fingersh Dated 8/21/1992, as Amended	43,770	10,437	43,770	10,437	0	0
James F. Piontek Revocable Trust U/A Dated 8/2/94, James F. Piontek, Trustee	20,832	4,166	20,832	4,166	0	0
James M. Copaken	16,666	3,333	16,666	3,333	0	0
James S. Gerson Revocable Trust U/A Dated 04/94, James S. Gerson, Trustee	17,416	4,083	17,416	4,083	0	0
Jason Talley and Amarilis Talley Tenent	15,666	2,333	15,666	2,333	0	0
Jeffrey C. Reene Trustee, Jeffrey C. Reene Revocable Trust Dated 10/20/1999	25,000	5,000	25,000	5,000	0	0
Jerome S. Nerman Trustee of the Jerome S. Nerman Trust DTD 11/8/88	20,832	4,166	20,832	4,166	0	0
Jimmie C. Davidson and Cindy S. Davidson JTWROS	16,666	3,333	16,666	3,333	0	0
John Hughes Revocable Trust	4,125	825	4,125	825	0	0
John R. Graham , Trustee of the John R. Graham Trust Dated 1/3/92	5,252	1,000	5,000	1,000	252	0
John T. Bowen	21,770	5,104	21,770	5,104	0	0
Jon Copaken & Shelley Copaken TEN ENT	17,416	4,083	17,416	4,083	0	0
JPJ Investments, L.P.	30,479	7,146	30,479	7,146	0	0
Keith Copaken & Amy L. Copaken JTWROS	17,416	4,083	17,416	4,083	0	0
Kenmont Special Opportunities Master Fund, L.P.	711,932	206,766	711,932	206,766	0	0
Kenneth P. DeAngelis	31,250	6,250	31,250	6,250	0	0
Kenneth P. Malvey	8,218	348	1,740	348	6,478	*
Kristin D. Webster Revocable Trust Dtd. 4/10/2000, Kristen D. Webster Trustee	26,125	6,125	26,125	6,125	0	0
Larry H. Powell	5,000	1,000	5,000	1,000	0	0
Laura Starr	16,666	3,333	16,666	3,333	0	0
Laura W. Greenbaum TTEE, Laura Marcia Wolff Greebaum Trust U/A 9/20/78 As Amended	34,082	7,416	34,082	7,416	0	0
Lee E. Schlessman	20,416	7,083	20,416	7,083	0	0
Lewis E. Nerman Trustee, Lewis E. Nerman Rev. Trust DTD 10/19/89 As Amended	22,332	5,666	22,332	5,666	0	0
Linda M. Sturgeon Trust U/A Dated 6/16/1992, Linda M. Sturgeon Trustee	17,416	4,083	17,416	4,083	0	0
Linda White Trustee of Linda White Revocable Trust Dated 7/14/93	16,666	3,333	16,666	3,333	0	0
Lori F. Simmons and Chad J. Simmons Trustees of Lori F. Simmons Living Trust, Dtd. 1/9/04	17,416	4,083	17,416	4,083	0	0
Man Mac Miesque 10B Ltd	236,400	74,900	236,400	74,900	0	0
Matthew E. Rubel & Melissa Rubel JTWROS	16,666	3,333	16,666	3,333	0	0
Max Caulkins	18,541	5,208	18,541	5,208	0	0
Michael G. Smith Trustee, Michael G. Smith Revocable Trust U/A Dated 11/03/1998	33,332	6,666	33,332	6,666	0	0
Michael T. Platt Trust Dated May 20, 2003 Michael T. Platt & Tamie L. Platt Co-Trustees	34,832	8,166	34,832	8,166	0	0
Oncore Investments LP	3,750	750	3,750	750	0	0
PAACT, Inc.	8,750	1,750	8,750	1,750	0	0
Paul Copaken & Shirley White Trustees of Lewis White Nonexempt Marital Trust U/T/A Dated 12/29/86, as amended	42,416	9,083	42,416	9,083	0	0
Paul Copaken Trustee Paul Copaken Rev Trust DTD 10/24/79, as amended	42,911	9,578	42,911	9,578	0	0
PFF, Inc.	43,770	10,437	43,770	10,437	0	0
Phase II Financial Ltd.	18,750	3,750	18,750	3,750	0	0
R.J. Investments, L.P. C/O Robert N. Epsten	17,416	4,083	17,416	4,083	0	0
Rebecca Brammer	8,750	8,750	8,750	8,750	0	0
Regency East LLC	3,750	0	3,750	0	0	0
Richard B. Klein Lynn M. Klein Trustees The Richard B. Klein Revocable Trust U/A Dtd 6/8/93 As Amended	21,770	5,104	21,770	5,104	0	0
Rita Blitt, Trustee Rita Blitt Revocable Trust U/A DTD 1/28/1979 As Amended	20,832	4,166	20,832	4,166	0	0
Robert A. Tucci	43,166	9,833	43,166	9,833	0	0
Robert Cunningham Jr.	22,520	5,854	22,520	5,854	0	0
Robert K. Dalton	20,832	4,166	20,832	4,166	0	0
Robert N. Epsten Trust U/A Dated 6/29/93, Robert Epsten, Trustee	17,416	4,083	17,416	4,083	0	0
Rockbay Capital Fund, LLC	13,190	13,190	13,190	13,190	0	0
Rockbay Capital Institutional Fund, LLC	79,434	79,434	79,434	79,434	0	0
Rockbay Capital Offshore Fund, Ltd.	24,041	24,041	24,041	24,041	0	0
Roland D. Trost	4,200	840	4,200	840	0	0
Russell B. Pyne & Helen C. Pyne As Trustees of The Pyne Family Trust DTD 2/13/06	21,582	4,916	21,582	4,916	0	0
Sandra H. Fried Trustee Sandra H. Fried Trust U/I/T DTD 7/25/96, as amended	16,666	3,333	16,666	3,333	0	0
SBS Investors LLC	1,500	1,500	1,500	1,500	0	0
Stephen T. McDonald	16,666	3,333	16,666	3,333	0	0
The Ospraie Portfolio Ltd.	33,333	33,333	33,333	33,333	0	0
The Talley Family Trust u/a DTO 12/27/2006, Jason Talley, Amarilis Talley and Chris Bramhall Trustees	1,000	1,000	1,000	1,000	0	0
Thomas E. Lauerman Trustee, Thomas E. Lauerman Revocable Trust U/T/I Dated October 30, 2000 , as amended	166,666	33,333	166,666	33,333	0	0
Thomas M. Cray R Revocable Trust Dtd 10/9/00, Thomas M. Cray Trustee	750	750	750	750	0	0
Watford Interests, Ltd.	21,250	4,250	21,250	4,250	0	0
WF Partners, LP	20,832	4,166	20,832	4,166	0	0
Zachary A. Hamel	5,646	416	2,083	416	3,563	*

Total	3,030,169	943,849	2,998,651	943,849

*	less than 1%

(1)	Includes common shares issuable upon the exercise of warrants.

PLAN OF DISTRIBUTION
     We are registering the common shares and warrants on behalf of the selling holders.
     Under this prospectus, the selling holders intend to offer our securities to the public:
•	through one or more broker-dealers;

•	through underwriters; or

•	directly to investors.
     The selling holders may price the common shares and warrants offered from time to time:
•	at fixed prices;

•	at market prices prevailing at the time of any sale under this registration statement;

•	at prices related to prevailing market prices;

•	varying prices determined at the time of sale; or

•	at negotiated prices.
     We will pay the costs and expenses of the registration and offering of the common shares and warrants offered hereby. We will not pay any underwriting fees, discounts and selling commissions allocable to each selling holder’s sale of its respective common shares and warrants, which will be paid by the selling holders. Broker-dealers may act as agent or may purchase securities as principal and thereafter resell the securities from time to time:
•	in or through one or more transactions (which may involve crosses and block transactions) or distributions;

•	on the New York Stock Exchange or such other national exchange on which our common shares are listed at such time;

•	through the writing of options;

•	in the over-the-counter market; or

•	in private transactions.
     Broker-dealers or underwriters may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the securities for whom they may act as agents. If any broker-dealer purchases the securities as principal, it may affect resales of the securities from time to time to or through other broker-dealers, and other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of securities for whom they may act as agents.
     To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as other important information, will be set forth in prospectus supplements. In that event, the discounts and commissions the selling holders will allow or pay to the underwriters, if any, and the discounts and commissions the underwriters may allow or pay to dealers or agents, if any, will be set forth in, or may be calculated from, the prospectus supplements. Any underwriters, brokers, dealers and agents who participate in any sale of the securities may also engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.
     In addition, the selling holders have advised us that they may sell common shares and warrants in compliance with Rule 144, if available, or pursuant to other available exemptions from the registration requirements under the Securities Act, rather than pursuant to this prospectus.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution.
     In connection with offerings under this shelf registration and in compliance with applicable law, underwriters, brokers or dealers may engage in transactions which stabilize or maintain the market price of the securities at levels above those which might otherwise prevail in the open market. Specifically, underwriters, brokers or dealers may over-allot in connection with offerings, creating a short position in the securities for their own accounts. For the purpose of covering a syndicate short position or stabilizing the price of the securities, the underwriters, brokers or dealers may place bids for the securities or effect purchases of the securities in the open market. Finally, the underwriters may impose a penalty whereby selling concessions allowed to syndicate members or other brokers or dealers for distribution the securities in offerings may be reclaimed by the syndicate if the syndicate repurchases previously distributed securities in transactions to cover short positions, in stabilization transactions or otherwise. These activities may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     Ernst & Young LLP, 1200 Main Street, Kansas City, Missouri 64105, serves as our independent registered public accounting firm. Ernst & Young LLP will provide audit and audit-related services, tax return preparation and assistance and consultation in connection with review of our filings with the SEC.
ADMINISTRATOR, CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR
     Pursuant to an Administration Agreement between us and our Adviser, we have engaged our Adviser to perform (or oversee or arrange for the performance of) the administrative services necessary for our operation, including without limitation providing us with equipment, clerical, book keeping and record keeping services. For these services we pay our Adviser a fee equal to equal to 0.07% of our aggregate average daily Managed Assets up to and including $150 million, 0.06% of our aggregate average daily Managed Assets on the next $100 million, 0.05% of our aggregate average daily Managed Assets on the next $250 million and 0.02% on the balance of our aggregate average daily Managed Assets. The address of the administrator is 11550 Ash Street, Suite 300, Leawood, Kansas 66211. Our securities and other assets are held under a custody agreement with U.S. Bank National Association, 1555 North Rivercenter Drive, Suite 302, Milwaukee, WI 53212. The transfer agent and registrar for our common shares is Computershare Investor Services, LLC, 250 Royal Street, MS 3B, Canton, MA 02021. Computershare Trust Company, Inc., 250 Royal Street, MS 3B, Canton, MA 02021, serves as our dividend paying agent and Plan Agent for our Dividend Reinvestment Plan.
LEGAL MATTERS
     Certain legal matters in connection with the securities offered hereby will be passed upon for us by Husch Blackwell Sanders LLP, Kansas City, Missouri. Certain matters of Maryland law will be passed upon by Venable LLP, Baltimore, Maryland.
AVAILABLE INFORMATION
     We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our common shares offered by this prospectus. The registration statement contains additional information about us and our common shares being offered by this prospectus.
     We file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. This information is available free of charge by contacting us at 11550 Ash Street, Suite 300, Leawood, Kansas 66211 or by telephone at 1-866-362-9331 or on our website at www.tortoiseadvisors. com/tto.cfm. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement of which this prospectus forms a part and the related exhibits and schedules, at the Public Reference Room of the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s Internet website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

INDEX TO FINANCIAL STATEMENTS

Audited Financial Statements as of November 30, 2007

Report of Independent Registered Public Accounting Firm	F-2

Statements of Assets and Liabilities as of November 30, 2007 and November 30, 2006	F-3

Schedule of Investments as of November 30, 2007	F-4

Schedule of Investments as of November 30, 2006	F-5

Statements of Operations for the year ended November 30, 2007 and the period December 8, 2005(1) through November 30, 2006	F-6

Statements of Changes in Net Assets for the year ended November 30, 2007 and the period December 8, 2005(1) through November 30, 2006	F-7

Statements of Cash Flows for the year ended November 30, 2007 and the period December 8, 2005(1) through November 30, 2006	F-8

Financial Highlights for the year ended November 30, 2007 and the period December 8, 2005(1) through November 30, 2006	F-9

Notes to Financial Statements	F-10

Unaudited Financial Statements as of May 31, 2008

Statements of Assets and Liabilities as of May 31, 2008 (unaudited) and November 30, 2007	F-26

Schedules of Investments as of May 31, 2008 (unaudited) and November 30, 2007	F-27–F-28

Statements of Operations for the three and six months ended May 31, 2008 (unaudited) and the three and six months ended May 31, 2007 (unaudited)	F-29

Statements of Changes in Net Assets for the six months ended May 31, 2008 (unaudited), the six months ended May 31, 2007 (unaudited) and the year ended November 30, 2007	F-30

Statements of Cash Flows for the six months ended May 31, 2008 (unaudited) and the six months ended May 31, 2007 (unaudited)	F-31

Financial Highlights for the six months ended May 31, 2008 (unaudited), the six months ended May 31, 2007 (unaudited) and the year ended November 30, 2007	F-32

Notes to Financial Statements (unaudited)	F-33

(1)	Commencement of Operations.

Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
The Board of Directors and Stockholders
Tortoise Capital Resources Corporation
We have audited the accompanying statements of assets and liabilities of Tortoise Capital Resources Corporation (the Company), including the schedules of investments, as of November 30, 2007 and 2006, and the related statements of operations, cash flows, and changes in net assets and the financial highlights for the year ended November 30, 2007 and for the period from December 8, 2005 (commencement of operations) through November 30, 2006. These financial statements and financial highlights are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of November 30, 2007, by correspondence with the custodian and brokers. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Tortoise Capital Resources Corporation at November 30, 2007 and 2006, the results of its operations, its cash flows, the changes in its net assets, and its financial highlights for the year ended November 30, 2007 and for the period from December 8, 2005 (commencement of operations) through November 30, 2006, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP
Kansas City, Missouri
February 25, 2008

Tortoise Capital Resources Corporation
STATEMENTS OF ASSETS & LIABILITIES

	November 30, 2007	November 30, 2006
Assets
Investments at value, non-affiliated (cost $31,716,576 and $21,867,831, respectively)	$37,336,154	$22,196,689
Investments at value, affiliated (cost $95,507,198 and $14,828,825, respectively)	98,007,275	14,828,825
Investments at value, control (cost $20,521,816 and $5,550,000, respectively)	23,292,904	5,550,000

Total investments (cost $147,745,590 and $42,246,656, respectively)	158,636,333	42,575,514
Income tax receivable	218,935	—
Receivable for Adviser reimbursement	94,181	—
Interest receivable from control investments	68,686	43,983
Other receivable from affiliate	—	44,487
Dividends receivable	1,419	24,262
Prepaid expenses and other assets	154,766	244,766

Total assets	159,174,320	42,933,012

Liabilities
Base management fees payable to Adviser	565,086	112,765
Accrued capital gain incentive fees payable to Adviser (Note 4)	307,611	—
Payable for investments purchased	1,235,994	—
Accrued expenses and other liabilities	419,744	155,303
Short-term borrowings	30,550,000	—
Current tax liability	—	86,386
Deferred tax liability	4,182,919	250,156

Total liabilities	37,261,354	604,610

Net assets applicable to common stockholders	$121,912,966	$42,328,402

Net Assets Applicable to Common Stockholders Consist of:
Warrants, no par value; 945,774 issued and outstanding at November 30, 2007 and 772,124 issued and outstanding at November 30, 2006 (5,000,000 authorized)	$1,370,957	$1,104,137
Capital stock, $0.001 par value; 8,858,168 shares issued and outstanding at November 30, 2007 and 3,088,596 issued and outstanding at November 30, 2006 (100,000,000 shares authorized)	8,858	3,089
Additional paid-in capital	115,186,412	41,018,413
Accumulated net investment loss, net of deferred tax benefit	(1,565,774)	—
Accumulated realized gain (loss), net of deferred tax expense (benefit)	160,474	(906)
Net unrealized appreciation of investments, net of deferred tax expense	6,752,039	203,669

Net assets applicable to common stockholders	$121,912,966	$42,328,402

Net Asset Value per common share outstanding (net assets applicable to common stock, divided by common shares outstanding)	$13.76	$13.70

See accompanying Notes to the Financial Statements.

Tortoise Capital Resources Corporation
SCHEDULE OF INVESTMENTS
November 30, 2007

Company	Energy Infrastructure Segment	Type of Investment	Cost	Value

Control Investments (1)
Mowood, LLC	Downstream	Equity Interest (100%) (2)	$1,500,000	$2,816,148
		Subordinated Debt (12% Due 7/1/2016) (2)	7,050,000	7,050,000
VantaCore Partners LP	Aggregate	Common Units (425,000) (2)	8,169,420	9,458,350
		Subordinated Debt (10.73% Due 5/21/2014) (2) (3)	3,750,000	3,750,000
		Incentive Distribution Rights (789) (2) (7)	52,396	218,406

Total Control Investments - 19.1% (4)			20,521,816	23,292,904

Affiliated Investments (5)
High Sierra Energy, LP	Midstream	Common Units (999,614) (2)	24,005,079	27,279,466
International Resource Partners LP	Coal	Class A Units (500,000) (2)	9,840,000	9,048,521
LONESTAR Midstream Partners, LP	Midstream	Class A Units (1,184,532) (2) (6)	23,395,520	23,418,198
LSMP GP, LP	Midstream	GP LP Units (180 units) (2)	549,142	679,482
Quest Midstream Partners, L.P.	Midstream	Common Units (1,180,946) (2)	21,235,694	21,847,501
Millennium Midstream Partners, LP	Midstream	Class A Common Units (875,000) (2)	16,437,410	15,452,412
		Incentive Distribution Rights (78) (2) (7)	44,353	281,695

Total Affiliated Investments - 80.4% (4)			95,507,198	98,007,275

Non-affiliated Investments
Abraxas Energy Partners, L.P.	Upstream	Common Units (450,181) (2)	7,286,495	7,365,704
Eagle Rock Energy Partners, L.P. (8)	Midstream	Common Units (659,071)	10,931,340	13,893,217
EV Energy Partners, L.P. (8)	Upstream	Common Units (217,391) (2)	7,407,816	7,356,511
Legacy Reserves LP (8)	Upstream	Limited Partner Units (264,705)	3,871,099	5,654,099
High Sierra Energy GP, LLC	Midstream	Equity Interest (2.37%) (2)	2,000,324	2,847,121
First American Government Obligations Fund	Short-term investment	Class Y shares	219,502	219,502

Total Non-affiliated Investments - 30.6%(4)			31,716,576	37,336,154

Total Investments - 130.1%(4)			$147,745,590	$158,636,333

(1)	Control investments are generally defined under the Investment Company Act of 1940 as companies in which at least 25% of the voting securities are owned; see Note 7 to the financial statements for further disclosure.

(2)	Fair valued securities have a total value of $138,869,515, which represents 113.9% of net assets applicable to common stockholders. These securities are deemed to be restricted; see Note 6 to the financial statements for further disclosure.

(3)	Security is a variable rate instrument. Interest rate is as of November 30, 2007.

(4)	Calculated as a percentage of net assets applicable to common stockholders.

(5)	Affiliated investments are generally defined under the Investment Company Act of 1940 as companies in which at least 5% of the voting securities are owned. Affiliated investments in which at least 25% of the voting securities are owned are generally defined as control investments as described in footnote 1; see Note 7 to the financial statements for further disclosure.

(6)	Distributions are paid-in-kind.

(7)	Currently non-income producing.

(8)	Publicly-traded company.

See accompanying Notes to the Financial Statements.

Tortoise Capital Resources Corporation
SCHEDULE OF INVESTMENTS
November 30, 2006

Company	Energy Infrastructure Segment	Type of Investment	Cost	Value

Control Investments (1)
Mowood, LLC	Downstream	Equity Interest (100%) (2)	$1,000,000	$1,000,000
		Subordinated Debt (12% Due 7/1/2016) (2)	4,550,000	4,550,000

Total Control Investments - 13.2% (3)			5,550,000	5,550,000

Affiliated Investments (4)
High Sierra Energy, LP	Midstream	Common Units (633,179) (2)	14,828,825	14,828,825

Total Affiliated Investments - 35.0% (3)			14,828,825	14,828,825

Non-affiliated Investments
Eagle Rock Energy Partners, L.P.	Midstream	Common Units (474,071) (2)	8,449,785	8,533,278
Eagle Rock Energy Partners, L.P.	Midstream	Common Units (185,000)	3,515,000	3,494,650
Legacy Reserves LP	Upstream	Limited Partner Units (264,705) (2)	4,300,446	4,566,161
High Sierra Energy GP, LLC	Midstream	Options (3%) (2) (5)	171,186	171,186
First American Prime Obligations Money Market Fund	Short-term investment	Class Y shares	5,431,414	5,431,414

Total Non-affiliated Investments - 52.4% (3)			21,867,831	22,196,689

Total Investments - 100.6%(3)			$42,246,656	$42,575,514

(1)	Control investments are generally defined under the Investment Company Act of 1940 as companies in which at least 25% of the voting securities are owned; see Note 7 to the financial statements for further disclosure.

(2)	Fair valued securities have a total value of $33,649,450, which represents 79.5% of net assets applicable to common stockholders. These securities are deemed to be restricted; see Note 6 to the financial statements for further disclosure.

(3)	Calculated as a percentage of net assets applicable to common stockholders.

(4)	Affiliated investments are generally defined under the Investment Company Act of 1940 as companies in which at least 5% of the voting securities are owned. Affiliated investments in which at least 25% of the voting securities are owned are generally defined as control investments as described in footnote 1; see Note 7 to the financial statements for further disclosure.

(5)	The Company has an option to purchase a 3% Membership Interest (fully diluted) in High Sierra Energy GP, LLC at an exercise price of $2,250,000. The option may be exercised any time prior to May 2, 2007.

See accompanying Notes to the Financial Statements.

Tortoise Capital Resources Corporation
STATEMENTS OF OPERATIONS

		Period from
		December 8, 2005(1)
	Year ended	through
	November 30, 2007	November 30, 2006
Investment Income
Distributions from investments
Non-affiliated investments	$1,885,231	$4,122,244
Affiliated investments	4,245,481	100,000
Control investments	389,720	—

Total distributions from investments	6,520,432	4,222,244
Less return of capital on distributions	(5,031,851)	(3,808,154)

Net distributions from investments	1,488,581	414,090
Fee income	—	225,000
Dividends from money market mutual funds	624,385	1,210,120
Interest income from affiliated investments	—	270,633
Interest income from control investments	921,978	—

Total Investment Income	3,034,944	2,119,843

Operating Expenses
Base management fees	1,926,059	634,989
Capital gain incentive fees (Note 4)	307,611	—
Professional fees	727,055	205,018
Directors’ fees	84,609	69,550
Administrator fees	81,002	1,322
Reports to stockholders	53,610	15,810
Registration fees	40,660	—
Fund accounting fees	32,183	25,536
Stock transfer agent fees	13,600	17,329
Custodian fees and expenses	10,174	6,647
Other expenses	51,784	18,944

Total Operating Expenses	3,328,347	995,145

Interest expense	847,421	—
Preferred stock dividends	228,750	—
Loss on redemption of preferred stock	731,713	—

Total Interest Expense, Preferred Stock Dividends and Loss on Redemption of Preferred Stock	1,807,884	—

Total Expenses	5,136,231	995,145
Less expense reimbursement by Adviser	(94,181)	—

Net Expenses	5,042,050	995,145

Net Investment Income (Loss), before Income Taxes	(2,007,106)	1,124,698
Current tax benefit (expense)	261,667	(266,455)
Deferred tax benefit (expense)	179,665	(124,967)

Total tax benefit (expense)	441,332	(391,422)

Net Investment Income (Loss)	(1,565,774)	733,276

Realized and Unrealized Gain (Loss) on Investments
Net realized gain (loss) on investments, before deferred tax benefit (expense)	260,290	(1,462)
Current tax benefit	—	556
Deferred tax expense	(98,910)	—

Net realized gain (loss) on investments	161,380	(906)
Net unrealized appreciation of non-affiliated investments	5,528,064	328,858
Net unrealized appreciation of affiliated investments	2,262,736	—
Net unrealized appreciation of control investments	2,771,088	—

Net unrealized appreciation, before deferred taxes	10,561,888	328,858
Deferred tax expense	(4,013,518)	(125,189)

Net unrealized appreciation of investments	6,548,370	203,669

Net Realized and Unrealized Gain (Loss) on Investments	6,709,750	202,763

Net Increase in Net Assets Applicable to Common Stockholders
Resulting from Operations	$5,143,976	$936,039

Net Increase in Net Assets Applicable to Common Stockholders:
Resulting from Operations Per Common Share
Basic and diluted	$0.66	$0.30

Weighted Average Shares of Common Stock Outstanding:
Basic and diluted	7,751,591	3,088,596

(1)	Commencement of Operations.

See accompanying Notes to the Financial Statements.

Tortoise Capital Resources Corporation
STATEMENTS OF CHANGES IN NET ASSETS

		Period from December
	Year ended	8, 2005(1) through
	November 30, 2007	November 30, 2006
Operations
Net investment income (loss)	$(1,565,774)	$733,276
Net realized gain (loss) on investments	161,380	(906)
Net unrealized appreciation on investments	6,548,370	203,669

Net increase in net assets applicable to common stockholders resulting from operations	5,143,976	936,039

Dividends and Distributions to Common Stockholders
Net investment income	—	(639,220)
Return of capital	(5,349,244)	(410,903)

Total dividends and distributions to common stockholders	(5,349,244)	(1,050,123)

Capital Stock Transactions
Proceeds from private offerings of 3,066,667 common shares	—	44,895,868
Proceeds from issuances of 772,124 warrants	—	1,104,137
Proceeds from initial public offering of 5,740,000 common shares	86,100,000	—
Proceeds from issuance of 185,000 warrants	283,050	—
Proceeds from exercise of 11,350 warrants	170,250	—
Underwriting discounts and offering expenses associated with the issuance of common stock	(7,006,341)	(3,769,373)
Issuance of 18,222 common shares from reinvestment of dividend distributions to stockholders	242,873	—

Net increase in net assets, applicable to common stockholders, from capital stock transactions	79,789,832	42,230,632

Total increase in net assets applicable to common stockholders	79,584,564	42,116,548

Net Assets
Beginning of period	42,328,402	211,854

End of period	$121,912,966	$42,328,402

Accumulated net investment loss net of deferred tax benefit, at end of period	$(1,565,774)	$—

(1)	Commencement of Operations.
See accompanying Notes to the Financial Statements.

Tortoise Capital Resources Corporation
STATEMENT OF CASH FLOWS

		Period from
		December 8, 2005(1)
	Year ended	through
	November 30, 2007	November 30, 2006
Cash Flows From Operating Activities
Distributions received from investments	$6,520,432	$4,222,244
Interest and dividend income received	1,535,673	1,412,509
Fee income received	—	225,000
Purchases of long-term investments	(114,999,341)	(42,065,001)
Proceeds from sales of long-term investments	640,656	1,440,143
Proceeds (purchases) of short-term investments, net	5,211,912	(5,431,414)
Interest expense paid	(665,865)	—
Current tax expense paid	—	(179,513)
Preferred stock dividends	(228,750)	—
Operating expenses paid	(2,438,378)	(1,110,387)

Net cash used in operating activities	(104,423,661)	(41,486,419)

Cash Flows from Financing Activities
Issuance of common stock (including warrant exercises)	86,270,250	46,000,005
Common stock issuance costs	(6,841,555)	(3,769,373)
Issuance of preferred stock	18,216,950	—
Redemption of preferred stock	(18,870,000)	—
Preferred stock issuance costs	(78,663)	—
Issuance of warrants	283,050	—
Advances from revolving line of credit	46,450,000	—
Repayments on revolving line of credit	(15,900,000)	—
Dividends paid to common stockholders	(5,106,371)	(1,050,123)

Net cash provided by financing activities	104,423,661	41,180,509

Net decrease in cash	—	(305,910)
Cash—beginning of period	—	305,910

Cash—end of period	$—	$—

Reconciliation of net increase in net assets applicable to common stockholders resulting from operations to net cash used in operating activities
Net increase in net assets applicable to common stockholders resulting from operations	$5,143,976	$936,039
Adjustments to reconcile net increase in net assets applicable to common stockholders resulting from operations to net cash used in operating activities:
Purchases of long-term investments	(116,235,335)	(42,065,001)
Return of capital on distributions received	5,031,851	3,808,154
Proceeds from sales of long-term investments	640,656	1,440,143
Proceeds (purchases) of short-term investments, net	5,211,912	(5,431,414)
Accrued capital gain incentive fees payable to Adviser	307,611	—
Deferred income tax expense	3,932,763	250,156
Realized loss (gain) on investments	(260,290)	1,462
Amortization of issuance costs	9,900	—
Loss on redemption of preferred stock	731,713	—
Net unrealized appreciation of investments	(10,561,888)	(328,858)
Changes in operating assets and liabilities:
Increase in income tax receivable	(218,935)	—
Increase in interest, dividend and distribution receivable	(1,860)	(68,245)
(Increase) decrease in prepaid expenses and other assets	72,074	(289,253)
Increase (decrease) in current tax liability	(86,386)	86,386
Increase in management fees payable to Adviser, net of reimbursement	358,140	112,765
Increase in payable for investments purchased	1,235,994	—
Increase in accrued expenses and other liabilities	264,443	61,247
Total adjustments	(109,567,637)	(42,422,458)

Net cash used in operating activities	$(104,423,661)	$(41,486,419)

Non-Cash Financing Activities
Reinvestment of distributions by common stockholders in additional common shares	$242,873	$—

(1)	Commencement of Operations.
See accompanying Notes to the Financial Statements.

Tortoise Capital Resources Corporation
FINANCIAL HIGHLIGHTS

		Period from December
	Year ended	8, 2005 (1) through
	November 30, 2007	November 30, 2006
Per Common Share Data (2)
Net Asset Value, beginning of period	$13.70	$—
Initial offering price	—	15.00
Premium less underwriting discounts and offering costs on initial public offering of common shares (3)	0.01	—
Underwriting discounts and offering costs on issuance of common shares	—	(1.22)
Income from Investment Operations:
Net investment income (loss) (4)	(0.18)	0.21
Net realized and unrealized gain on investments (4)	0.90	0.05

Total increase from investment operations	0.72	0.26

Less Dividends and Distributions to Common Stockholders:
Net investment income	—	(0.21)
Return of capital	(0.67)	(0.13)

Total dividends and distributions to common stockholders	(0.67)	(0.34)

Net Asset Value, end of period	$13.76	$13.70

Per common share market value, end of period (5)	$11.66	N/A
Total Investment Return, including capital gain incentive fees, based on net asset value (6)	5.35%	(6.39)%
Total Investment Return, excluding capital gain incentive fees, based on net asset value (6)	5.57%	(6.39)%
Total Investment Return, based on market value (7)	(19.05)%	N/A
Supplemental Data and Ratios
Net assets applicable to common stockholders, end of period (000’s)	$121,913	$42,328
Ratio of expenses (including current and deferred income tax expense and capital gain incentive fees) to average net assets (8) (9) (10) (14)	8.35%	3.64%
Ratio of expenses (excluding current and deferred income tax expense) to average net assets (8) (11) (14)	4.69%	2.40%
Ratio of expenses (excluding current and deferred income tax expense and capital gain incentive fees) to average net assets (8) (11) (12) (14)	4.40%	2.40%
Ratio of net investment income (loss) to average net assets before current and deferred income tax expense and capital gain incentive fees (8) (11) (12) (15)	(1.58)%	2.71%
Ratio of net investment income (loss) to average net assets before current and deferred income tax expense (8) (10) (11) (15)	(1.87)%	2.71%
Ratio of net investment income (loss) to average net assets after current and deferred income tax expense and capital gain incentive fees (8) (9) (10) (15)	(5.52)%	1.47%
Portfolio turnover rate (8)	0.62%	9.51%
Short-term borrowings, end of period (000’s)	$30,550	—
Asset coverage, per $1,000 of short-term borrowings (13)	$4,991	—
Asset coverage ratio of short-term borrowings (13)	4.99%	—

(1)	Commencement of Operations.

(2)	Information presented relates to a share of common stock outstanding for the entire period.

(3)	Represents the premium on the initial public offering of $1.17 per share, less the underwriting discounts and offering costs of $1.16 per share.

(4)	The per common share data for the period from December 8, 2005 through November 30, 2006 do not reflect the change in estimate of investment income and return of capital for the respective period. See Note 2D to the financial statements for further disclosure.

(5)	Per common share market value for the period from December 8, 2005 through November 30, 2006 is not applicable as shares were not publicly traded.

(6)	Not annualized for periods less than a year. Total investment return is calculated assuming a purchase of common stock at net asset value per share as of the beginning of the period, reinvestment of dividends at net asset value, and a sale at net asset value at the end of the period.

(7)	Total investment return is calculated assuming a purchase of common stock at the initial public offering price, reinvestment of dividends at actual prices pursuant to the Company’s dividend reinvestment plan or market value, as applicable, and a sale at the current market price on the last day of the period reported (excluding brokerage commissions). Total investment return on a market value basis is shown for the period from February 7, 2007 (the Company’s initial public offering) through November 30, 2007.

(8)	Annualized for periods less than one full year.

(9)	For the year ended November 30, 2007, the Company accrued $261,667 in current income tax benefit and $3,932,763 in deferred income tax expense. For the period from December 8, 2005 through November 30, 2006, the Company accrued $265,899 in current income tax expense, and $250,156 in deferred income tax expense.

(10)	During the period ended November 30, 2007, the Company accrued $307,611 as a provision for capital gains incentive fees. There were no capital gain incentive fees accrued for the period from December 8, 2005 through November 30, 2006.

(11)	The ratio excludes the impact of current and deferred income taxes.

(12)	The ratio excludes the impact of capital gain incentive fees.

(13)	Represents value of total assets less all liabilities and indebtedness not represented by short-term borrowings at the end of the period divided by short-term borrowings outstanding at the end of the period.

(14)	The decrease in ratio of expenses as a result of the base management fee expense reimbursement was 0.09%.

(15)	The decrease in net investment loss as a result of the base management fee expense reimbursement was 0.09%.

See accompanying Notes to the Financial Statements.

TORTOISE CAPITAL RESOURCES CORPORATION
NOTES TO FINANCIAL STATEMENTS
NOVEMBER 30, 2007
1. Organization
Tortoise Capital Resources Corporation (the “Company”) was organized as a Maryland corporation on September 8, 2005, and is a non-diversified closed-end management investment company focused on the U.S. energy infrastructure sector. The Company invests primarily in privately held and micro-cap public companies operating in the midstream and downstream segments, and to a lesser extent the upstream segment, of the energy infrastructure sector. The Company is regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company does not report results of operations internally on an operating segment basis. The Company is externally managed by Tortoise Capital Advisors, L.L.C., an investment adviser specializing in the energy sector. The Company’s shares are listed on the New York Stock Exchange under the symbol “TTO.”
2. Significant Accounting Policies
A. Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, recognition of distribution income and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
B. Investment Valuation – The Company invests primarily in illiquid securities including debt and equity securities of privately-held companies. The investments generally are subject to restrictions on resale, have no established trading market and are fair valued on a quarterly basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Because of the inherent uncertainty of valuation, the fair values of such investments, which are determined in accordance with procedures approved by the Company’s Board of Directors, may differ materially from the values that would have been used had a ready market existed for the investments. The Company’s Board of Directors may consider other methods of valuing investments as appropriate and in conformity with U.S. generally accepted accounting principles.
The Board of Directors will undertake a multi-step valuation process each quarter in connection with determining the fair value of investments:

•	Our quarterly valuation process begins with each portfolio company or investment being initially valued by the investment professionals of our Adviser. As part of this process, materials are prepared containing their supporting analysis;

•	The Investment Committee of our Adviser reviews the preliminary valuations, and the investment professionals of our Adviser consider and assess, as appropriate, any changes that may be required to the preliminary valuations to address any comments provided by the Investment Committee of our Adviser;

•	Our Board of Directors assesses the valuations and ultimately determines the fair value of each investment in our portfolio in good faith; and

•	An independent valuation firm engaged by us to provide third-party valuation consulting services to our Board of Directors performs certain limited procedures that the Board of Directors has identified and asked them to perform on a selection of these valuations as determined by our Board of Directors.

The types of factors that may be considered in fair value pricing of an investment include the nature and realizable value of any collateral, the portfolio company’s earnings and ability to make payments, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow and other relevant factors.
The fair value methodology begins with determining the enterprise value of the portfolio company that issued the security being fair valued. For any one company, enterprise value may best be expressed as a range of fair values, from which a single estimate of fair value will be derived. If the portfolio company has adequate enterprise value to support the repayment of debt, the fair value of the loan or debt security will normally correspond to cost unless the portfolio company’s condition or other market factors lead to a determination of fair value at a different amount. The fair value of equity interests in portfolio companies is determined based on various factors, including the enterprise value remaining for equity holders after the repayment of debt and other preference capital, and other pertinent factors such as recent offers to purchase a company, recent transactions involving the purchase or sale of the equity securities of the company, or other liquidation events. The determined equity values will generally be discounted when holding a minority position, if there are restrictions on resale, if there are specific concerns about the receptivity of the capital markets to a specific company at a certain time, or other comparable factors exist.
For equity and equity-related securities that are freely tradable and listed on a securities exchange, the Company values those securities at their last sale price on that exchange date on the valuation date. If the security is listed on more than one exchange, the Company will use the price of the exchange that it generally considers to be the principal exchange on which the security is traded. Securities listed on the NASDAQ will be valued at the NASDAQ Officialosing Price, which may not necessarily represent the last sale price. If there has been no sale on such exchange or NASDAQ on such day, the security will be valued at the mean between bid and ask price on such day.
The Company generally values short-term debt securities at prices based on market quotations for such securities, except those securities purchased with 60 days or less to maturity are valued on the basis of amortized cost, which approximates market value.
C. Interest and Fee Income – Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. When investing in instruments with an original issue discount or payment-in-kind interest (in which case the Company chooses payment-in-kind in lieu of cash), the Company will accrue interest income during the life of the investment, even though the Company will not necessarily be receiving cash as the interest is accrued. Fee income will include fees, if any, for due diligence, structuring, commitment and facility fees, transaction services, consulting services and management services rendered to portfolio companies and other third parties. Commitment and facility fees generally are recognized as income over the life of the underlying loan, whereas due diligence, structuring, transaction service, consulting and management service fees generally are recognized as income when services are rendered. For the year ended November 30, 2007, the Company received no fee income.
D. Security Transactions and Investment Income – Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses are reported on an identified cost basis. Distributions received from the Company’s investments in limited partnerships and limited liability companies generally are comprised of ordinary income, capital gains and return of capital. The Company records investment income and return of capital based on estimates made at the time such distributions are received. Such estimates are based on information available from each company and/or other industry sources. These estimates may subsequently be revised based on information received from the entity after their tax reporting periods are concluded, as the actual character of these distributions are not known until after the fiscal year-end of the Company.
For the period from December 8, 2005 (Commencement of Operations) through November 30, 2006, the Company estimated the allocation of investment income and return of capital for the distributions received from its portfolio companies within the Statement of Operations. For this period, the Company had estimated approximately 8 percent as investment income and approximately 92 percent as return of capital. During the year ended November 30, 2007, the Company reclassified the amount of investment income and return of capital it recognized based on the 2006 tax reporting information received from the individual portfolio companies. This reclassification amounted to a decrease in pre-tax net investment income of approximately $314,000 or $0.04 per share ($195,000 or $0.02 per share, net of deferred tax benefit), an increase in unrealized appreciation of investments of approximately $300,000 or $0.03 per share ($186,000 or $0.02 per share, net of deferred tax expense) and an increase in realized gains of approximately $14,000 or $0.002 per share ($9,000 or $0.001 per share, net of deferred tax expense) for the period from December 8, 2005 (Commencement of Operations) through November 30, 2006. The reclassification is reflected in the accompanying Statements of Operations for the year ended November 30, 2007. For the year ended November 30, 2007, the Company estimated the allocation of investment income and return of capital for the distributions received from its portfolio companies to be approximately 28 percent investment income and 72 percent return of capital.
E. Dividends to Stockholders –The amount of any quarterly dividends will be determined by the Board of Directors. Distributions to stockholders are recorded on the ex-dividend date. The character of distributions made during the year may differ from their ultimate characterization for federal income tax purposes. For the year ended November 30, 2007, the Company’s dividends, for book and tax purposes, were comprised entirely of return of capital. For the year ended November 30, 2006, the Company’s dividends, for book purposes were comprised of 61 percent investment income and 39 percent return of capital, and for tax purposes were comprised of 42 percent investment income and 58 percent return of capital. Had the 2006 tax reporting information received from the individual portfolio companies as described in the paragraph above been obtained prior to November 30, 2006, the Company’s dividends, for book purposes, would have been comprised of 31 percent investment income and 69 percent return of capital.
F. Federal and State Income Taxation – The Company, as a corporation, is obligated to pay federal and state income tax on its taxable income. Currently, the maximum marginal regular federal income tax rate for a corporation is 35 percent; however, the Company anticipates a marginal effective tax rate of 34 percent due to expectations of the level of taxable income relative to the federal graduated tax rates, including the tax rate anticipated when temporary differences reverse. The Company may be subject to a 20 percent federal alternative minimum tax on its federal alternative minimum taxable income to the extent that its alternative minimum tax exceeds its regular federal income tax.
The Company invests its assets primarily in limited partnerships (LPs) or limited liability companies (LLCs), which are treated as partnerships for federal and state income tax purposes. As a limited partner, the Company reports its allocable share of taxable income in computing its own taxable income. The Company’s tax expense or benefit will be included in the Statement of Operations based on the component of income or gains (losses) to which such expense or benefit relates. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
G. Organization Expenses and Offering Costs - The Company is responsible for paying all organization and offering expenses. Offering costs paid by the Company were charged as a reduction of paid-in capital at the completion of the Company’s initial public offering, and amounted to $889,050 (excluding underwriter commissions). Offering costs paid by the Company related to a resale registration statement covering securities issued in private placements prior to the Company’s initial public offering amounting to $90,292 were charged as a reduction of paid-in capital and $28,454 were capitalized and amortized over a one-year period following July 26, 2007, the effective date of the registration statement. Organizational expenses in the amount of $88,906 were expensed prior to the commencement of operations.
H. Indemnifications - Under the Company’s organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company may enter into contracts that provide general indemnification to other parties. The Company’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred, and may not occur. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.
I. Warrants — The Statement of Assets and Liabilities as of November 30, 2006 reflects a revision to the warrants and additional paid-in capital accounts. After further evaluation of the underlying assumptions and characteristics of the warrants, it was determined that $1,104,137 should be attributed to the value of the warrants and additional paid-in capital reduced by the same amount. This revision has no impact on net assets applicable to common stockholders or net asset value per common share outstanding.
J. Recent Accounting Pronouncements – In July 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority, and if so, the measurement of the tax benefit recognized. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Recent SEC guidance allows implementing FIN 48 in the Company’s net asset value calculations as late as its last net asset value calculation in the first required financial statement reporting period. As a result, the Company will incorporate FIN 48 in its February 29, 2008 quarterly financial statements. As of the date of this report, the Company is evaluating the implications of FIN 48 and its impact to the financial statements has not yet been determined.
In September 2006, FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. SFAS No. 157 is effective for the Company in the year beginning December 1, 2007. The changes to current U.S. generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of November 30, 2007, the Company does not believe the adoption of SFAS No. 157 will have a material quantitative impact on the financial statements; however, additional disclosures will be required about the inputs used to develop the measurements and the effect of certain measurements on changes in net assets for the reporting period.
3. Concentration of Risk
The Company’s goal is to provide stockholders with a high level of total return with an emphasis on dividends and dividend growth. The Company invests primarily in privately-held and micro-cap public companies focused on the midstream and downstream segments, and to a lesser extent the upstream segment of the U.S. energy infrastructure sector. The Company may, for defensive purposes, temporarily invest all or a significant portion of its assets in investment grade securities, short-term debt securities and cash or cash equivalents. To the extent the Company uses this strategy it may not achieve its investment objective.
4. Agreements
The Company has entered into an Investment Advisory Agreement with Tortoise Capital Advisors, L.L.C. (the “Adviser”). Under the terms of the agreement, the Adviser is paid a fee consisting of a base management fee and an incentive fee.
The base management fee is 0.375 percent (1.5 percent annualized) of the Company’s average monthly Managed Assets, calculated and paid quarterly in arrears within thirty days of the end of each fiscal quarter. The term “Managed Assets” as used in the calculation of the management fee means total assets (including any assets purchased with or attributable to borrowed funds) minus accrued liabilities other than (1) deferred taxes, (2) debt entered into for the purpose of leverage, and (3) the aggregate liquidation preference of any outstanding preferred shares. The base management fee for any partial quarter is appropriately prorated.
The incentive fee consists of two parts. The first part, the investment income fee, is equal to 15 percent of the excess, if any, of the Company’s Net Investment Income for the fiscal quarter over a quarterly hurdle rate equal to 2 percent (8 percent annualized), and multiplied, in either case, by the Company’s average monthly Net Assets for the quarter. “Net Assets” means the Managed Assets less deferred taxes, debt entered into for the purposes of leverage and the aggregate liquidation preference of any outstanding preferred shares. “Net Investment Income” means interest income (including accrued interest that we have not yet received in cash), dividend and distribution income from equity investments (but excluding that portion of cash distributions that are treated as a return of capital), and any other income (including any fees such as commitment, origination, syndication, structuring, diligence, monitoring, and consulting fees or other fees that the Company is entitled to receive from portfolio companies) accrued during the fiscal quarter, minus the Company’s operating expenses for such quarter (including the base management fee, expense reimbursements payable pursuant to the Investment Advisory Agreement, any interest expense, any accrued income taxes related to net investment income, and dividends paid on issued and outstanding preferred stock, if any, but excluding the incentive fee payable). Net Investment Income also includes, in the case of investments with a deferred interest or income feature (such as original issue discount, debt or equity instruments with a payment-in-kind feature, and zero coupon securities), accrued income that the Company has not yet received in cash. Net Investment Income does not include any realized capital gains, realized capital losses, or unrealized capital appreciation or depreciation. The investment income fee is calculated and payable quarterly in arrears within thirty (30) days of the end of each fiscal quarter. The investment income fee calculation is adjusted appropriately on the basis of the number of calendar days in the first fiscal quarter the fee accrues or the fiscal quarter during which the Agreement is in effect in the event of termination of the Agreement during any fiscal quarter.
The second part of the incentive fee payable to the Adviser, the capital gains fee, is equal to: (A) 15 percent of (i) the Company’s net realized capital gains (realized capital gains less realized capital losses) on a cumulative basis from December 8, 2005 to the end of each fiscal year, less (ii) any unrealized capital depreciation at the end of such fiscal year, less (B) the aggregate amount of all capital gains fees paid to the Adviser in prior fiscal years. The calculation of the capital gains fee includes any capital gains that result from the cash distributions that are treated as a return of capital. In that regard, any such return of capital will be treated as a decrease in the cost basis of an investment for purposes of calculating the capital gains fee. The capital gains fee is calculated and payable annually within thirty (30) days of the end of each fiscal year. Realized capital gains on a security will be calculated as the excess of the net amount realized from the sale or other disposition of such security over the adjusted cost basis for the security. Realized capital losses on a security will be calculated as the amount by which the net amount realized from the sale or other disposition of such security is less than the adjusted cost basis of such security. Unrealized capital depreciation on a security will be calculated as the amount by which the Company’s adjusted cost basis of such security exceeds the fair value of such security at the end of a fiscal year. During the year ended November 30, 2007, the Company accrued no investment income fees, and accrued $307, 611 as a provision for capital gains incentive fees. The provision for capital gains incentive fees is a result of the increase in fair value and unrealized appreciation of investments. Pursuant to the Investment Advisory Agreement, the capital gains incentive fee is paid annually only if there are realization events and only if the calculation defined in the agreement results in an amount due. As of November 30, 2007, no amount was required to be paid for capital gains incentive fees.

The Adviser shall use at least 25 percent of any capital gains fee received on or prior to December 8, 2007 to purchase the Company’s common stock in the open market. In the event the Investment Advisory Agreement is terminated, the capital gains fee calculation shall be undertaken as of, and any resulting capital gains fee shall be paid within thirty (30) days of the date of termination. The Adviser may, from time to time, waive or defer all or any part of the compensation described in the Investment Advisory Agreement.
On November 30, 2007, the Company entered into an Expense Reimbursement and Partial Fee Waiver Agreement with the Adviser. Under the terms of the agreement, the Adviser shall reimburse the Company for certain expenses incurred beginning September 1, 2007 and ending December 31, 2008 in an amount equal to an annual rate of 0.25 percent of the Company’s average monthly Managed Assets. During the year ended November 30, 2007, the Adviser reimbursed the Company $94,181 under this Agreement.
Also under the terms of the agreement, the Adviser terminated its right to receive the capital gains incentive fee as described above, to the extent, and only to the extent, such fee would be due as to that portion of any scheduled periodic distributions made possible by the normally recurring cash flow from the operations of portfolio companies (“Expected Distributions”) that is characterized by the Company as a return of capital for book purposes. This does not apply to any portion of any distribution from a portfolio company that is not an Expected Distribution. For the year ended November 30, 2007, the portion of the capital gains incentive fee that was attributable to expected distributions characterized by the Company as return of capital for book purposes since Commencement of Operations amounted to $1,326,001.
The Company has engaged U.S. Bancorp Fund Services, LLC to serve as the Company’s fund accounting services provider. The Company pays the provider a monthly fee computed at an annual rate of $24,000 on the first $50,000,000 of the Company’s Net Assets, 0.0125 percent on the next $200,000,000 of Net Assets and 0.0075 percent on the balance of the Company’s Net Assets.
The Adviser has been engaged as the Company’s administrator. The Company pays the administrator a fee equal to an annual rate of 0.07 percent of aggregate average daily Managed Assets up to and including $150,000,000, 0.06 percent of aggregate average daily Managed Assets on the next $100,000,000, 0.05 percent of aggregate average daily Managed Assets on the next $250,000,000, and 0.02 percent on the balance. This fee is calculated and accrued daily and paid quarterly in arrears.
Computershare Trust Company, N.A. serves as the Company’s transfer agent and agent for the automatic dividend reinvestment plan. Its affiliate, Computershare Inc., serves as the Company’s dividend paying agent.
U.S. Bank, N.A. serves as the Company’s custodian. The Company pays the custodian a monthly fee computed at an annual rate of 0.015 percent on the first $200,000,000 of the Company’s portfolio assets and 0.01 percent on the balance of the Company’s portfolio assets, subject to a minimum annual fee of $4,800.
5. Income Taxes
Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting and tax purposes. Components of the Company’s deferred tax assets and liabilities as of November 30, 2007, and November 30, 2006 are as follows:

	November 30, 2007	November 30, 2006
Deferred tax assets:
Organization costs	$29,280	$31,532
Capital gain incentive fees	116,892	—
Net operating loss carryforwards	1,397,684	—

	1,543,856	31,532
Deferred tax liabilities:
Net unrealized gains on investment securities	4,138,485	124,967
Basis reduction of investment in MLPs	1,588,290	156,721

	5,726,775	281,688

Total net deferred tax liability	$4,182,919	$250,156

At November 30, 2007, a valuation allowance was not recorded because the Company believes it is more likely than not that there is an ability to utilize its deferred tax assets.

Total income tax expense or benefit differs from the amount computed by applying the federal statutory income tax rate of 34 percent to net investment income (loss) and realized and unrealized gains (losses) on investments before taxes as follows:

		For the period
	Year Ended	December 8, 2005 to
	November 30, 2007	November 30, 2006
Application of statutory income tax rate	$2,997,124	$493,713
State income taxes, net of federal taxes	354,031	58,084
Preferred dividends	86,925	—
Loss on redemption of preferred stock	278,051	—
Change in deferred tax valuation allowance	—	(35,742)
Change in prior year tax expense	(45,035)	—

Total tax expense	$3,671,096	$516,055

For the year ended November 30, 2007, the components of income taxes include current federal and state tax benefit (net of federal effect) of $240,141 and $21,526 and deferred federal and state income tax expense (net of federal benefit) of $3,557,206 and $375,557 respectively. For the period from December 8, 2005 to November 30, 2006, the components of income tax expense include current federal and state income tax expense, net of the change in deferred tax valuation allowance (net of federal benefit on state tax effect) of $237,909 and $27,990, and deferred federal and state income tax expense (net of federal benefit) of $220,062 and $30,094, respectively. As of November 30, 2007, the Company had a net operating loss of approximately $3,678,000. This net operating loss can be carried forward and will expire in the year ending November 30, 2027.
As of November 30, 2007, the aggregate cost of securities for Federal income tax purposes was $143,565,879. At November 30, 2007, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $16,215,879, the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $1,145,425 and the net unrealized appreciation was $15,070,454.
As of November 30, 2006, the aggregate cost of securities for Federal income tax purposes was $41,834,231. At November 30, 2006, the aggregate gross unrealized appreciation for all securities in which there was an excess of value over tax cost was $741,283, the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over value was $0, and the net unrealized appreciation was $741,283.
6. Restricted Securities
Certain of the Company’s investments are restricted and are valued as determined in accordance with procedures established by the Board of Directors and more fully described in Note 2. The tables below show the equity interest, number of units or principal amount, the acquisition date(s), acquisition cost (excluding return of capital adjustments), value per unit of such securities and value as percent of net assets applicable to common stockholders as of November 30, 2007 and November 30, 2006, respectively.

						Value
		Equity				as
		Interest, Units				Percent
November 30, 2007		or Principal	Acquisition	Acquisition	Value Per	of Net
Investment Security		Amount	Dates	Cost	Unit	Assets

Abraxas Energy Partners, L.P.	Common Units	450,181	5/25/07	$7,500,015	$16.36	6.0%
EV Energy Partners, L.P.	Common Units	217,391	6/1/07	7,499,990	33.84	6.0
High Sierra Energy, LP	Common Units	999,614	11/2/06, 6/15/07	24,828,836	27.29	22.4
High Sierra Energy GP, LLC	Equity Interest	2.37%	11/2/06, 5/1/07	2,005,491	N/A	2.3
International Resource Partners LP	Class A Common Units	500,000	6/12/07	10,000,000	18.10	7.4
LONESTAR Midstream Partners, LP	Class A Common Units	1,184,532	7/27/07, 9/17/07	23,418,198	19.77	19.1

						Value
		Equity				as
		Interest, Units				Percent
November 30, 2007		or Principal	Acquisition	Acquisition	Value Per	of Net
Investment Security		Amount	Dates	Cost	Unit	Assets

LSMP GP, LP	GPLP Units	180	7/27/07, 9/17/07	679,482	3,806.22	0.6
Millennium Midstream Partners, LP	Class A Common Units	875,000	12/28/06	17,481,430	17.66	12.7
Millennium Midstream Partners, LP	Incentive Distribution Rights	78	12/28/06	18,570	3,611.47	0.2
Mowood, LLC	Equity Interest	100%	6/5/06, 5/4/07	1,500,000	N/A	2.3
Mowood, LLC	Subordinated Debt	$7,050,000	6/5/06, 5/4/07, 6/29/07	7,050,000	N/A	5.8
Quest Midstream Partners, L.P.	Common Units	1,180,946	12/22/06	22,200,001	18.50	18.0
VantaCore Partners LP	Common Units	425,000	5/21/07	8,500,000	22.25	7.8
VantaCore Partners LP	Incentive Distribution Rights	789	5/21/07	—	276.81	0.2
VantaCore Partners LP	Subordinated Debt	$3,750,000	5/21/07	3,750,000	N/A	3.1

				$ 136,432,013		113.9%

The carrying value per unit of unrestricted common units of EV Energy Partners, L.P. was $35.88 on June 1, 2007, the date of the purchase agreement and date an enforceable right to acquire the restricted EV Energy Partners, L.P. units was obtained by the Company.

						Value
		Equity				as
		Interest, Units				Percent
November 30, 2007		or Principal	Acquisition	Acquisition	Value Per	of Net
Investment Security		Amount	Dates	Cost	Unit	Assets

Eagle Rock Energy Partners, L.P.	Common Units	474,071	3/27/06	$12,058,401	$18.00	20.1%
High Sierra Energy, LP	Common Units	633,179	11/2/06	14,828,825	23.42	35.0
High Sierra Energy GP, LLC	Option to Purchase Equity Interest	3%	11/2/06	171,186	N/A	0.4
Legacy Reserves LP	Limited Partner Units	264,705	3/14/06	4,499,985	17.25	10.8
Mowood, LLC	Equity Interest	100%	6/5/06	1,000,000	N/A	2.4
Mowood, LLC	Subordinated Debt	$4,550,000	6/5/06	4,550,000	N/A	10.8

				$37,108,397		79.5%

7. Investments in Affiliates and Control Entities
Investments representing 5 percent or more of the outstanding voting securities of a portfolio company result in that company being considered an affiliated company, as defined in the 1940 Act. Investments representing 25 percent or more of the outstanding voting securities of a portfolio company result in that company being considered a control company, as defined in the 1940 Act. The aggregate value of all securities of affiliates and controlled entities held by the Company as of November 30, 2007 amounted to $121,300,179 representing 99.5 percent of net assets applicable to common stockholders. A summary of affiliated transactions for each company which is or was an affiliate or controlled entity at November 30, 2007 or during the year then ended is as follows:

	Units/				November 30, 2007
	Equity				Units/
	Interest/				Equity
	Principal			Gross	Interest/
	Balance	Gross	Gross	Distributions	Principal
	11/30/06	Additions	Reductions	Received	Balance	Value
High Sierra Energy, LP	633,179	$10,000,011	$—	$1,642,056	999,614	$27,279,466
International Resource Partners LP	—	10,000,000	—	266,667	500,000	9,048,521
LONESTAR Midstream Partners, LP	—	23,395,520	—	—	1,184,532	23,418,198
LSMP GP, LP	—	549,142	—	—	180	679,482
Millennium Midstream Partners, LP Class A Common Units	—	17,481,430	—	1,131,375	875,000	15,452,412
Millennium Midstream Partners, LP Incentive Distribution Rights	—	18,570	—	—	78	281,695
Mowood, LLC Subordinated Debt	$4,550,0	00 2,500,000	—	—	$7,050,000	7,050,000
Mowood, LLC Equity Interest	100%	500,000	—	96,895	100%	2,816,148
Quest Midstream Partners, L.P.	—	22,200,001	—	1,205,384	1,180,946	21,847,501
VantaCore Partners LP Subordinated Debt	—	3,750,000	—	—	$3,750,000	3,750,000
VantaCore Partners LP Common Units	—	8,500,000	—	292,825	425,000	9,458,350
VantaCore Partners LP Incentive Distribution Rights	—	—	—	—	789	218,406

		$98,894,674	$—	$4,635,202		$121,300,179

8. Investment Transactions
For the year ended November 30, 2007, the Company purchased (at cost) securities in the amount of $116,235,335 and sold securities (excluding short-term debt securities) in the amount of $752,929. For the year ended November 30, 2006, the Company purchased (at cost) and sold securities (at proceeds) in the amount of $42,065,001 and $1,440,143 (excluding short-term debt securities), respectively.
9. Credit Facilities
On December 13, 2006, the Company entered into a $15,000,000 secured committed credit facility, maturing December 12, 2007, with U.S. Bank, N.A. The principal amount of the credit facility was subsequently increased to $20,000,000. This credit facility had a variable annual interest rate equal to the one-month LIBOR rate plus 1.75 percent, a non-usage fee equal to an annual rate of 0.375 percent of the difference between the total credit facility commitment and the average outstanding balance at the end of each day for the preceding fiscal quarter, and was secured with all assets of the Company. The non-usage fee was not applicable during a defined 120 day “resting period” following the initial public offering.
On April 25, 2007, the Company entered into a secured committed credit facility with U.S. Bank, N.A. as a lender, agent and lead arranger, and Bank of Oklahoma, N.A. The credit facility matures on March 21, 2008, with provision for a revolving credit facility of up to $20,000,000. The revolving credit facility has a variable annual interest rate equal to the one-month LIBOR rate plus 1.75 percent, a non-usage fee equal to an annual rate of 0.375 percent of the difference between the total credit facility commitment and the average outstanding balance at the end of each day for the preceding fiscal quarter, and is secured with all assets of the Company. The non-usage fee was not applicable during a defined 120 day “resting period” following the initial public offering. The credit facility contains a covenant precluding the Company from incurring additional debt. On July 18, 2007, the maximum principal amount of the revolving credit facility was increased to $35,000,000, and the maximum principal amount was increased again on September 28, 2007 to $40,000,000. On September 28, 2007 the credit facility was also amended to include First National Bank of Kansas as a lender.
For the year ended November 30, 2007, the average principal balance and interest rate for the period during which the credit facilities were utilized was approximately $18,621,065 and 6.98 percent, respectively. As of November 30, 2007, the principal balance outstanding was $30,550,000 at a rate of 6.99 percent. A portion of the remaining availability under the credit facility has been segregated to fund the investments in LONESTAR Midstream Partners, LP and LSMP GP LP, as reported in payable for investments purchased in the accompanying Statements of Assets and Liabilities.

10.	Preferred Stock

On December 22, 2006, the Company issued 466,666 shares of Series A Redeemable Preferred Stock and 70,000 warrants at $15.00 per share. On December 26, 2006, the Company issued an additional 766,667 shares of Series A Redeemable Preferred Stock and 115,000 warrants at $15.00 per share. Holders of Series A Redeemable Preferred Stock received cash dividends (as declared by the Board of Directors and from funds legally available for distribution) at the annual rate of 10 percent of the original issue price. On February 7, 2007, the Company redeemed all of the preferred stock at $15.00 per share plus a 2 percent redemption premium, for a total redemption price of $18,870,000. After attributing $283,050 in value to the warrants, the redemption premium of $370,000 and $78,663 in issuance costs, the Company recognized a loss on redemption of the preferred stock of $731,713. In addition, dividends in the amount of $228,750 were paid to the preferred stockholders.

11. Common Stock
The Company has 100,000,000 shares authorized and 8,858,168 shares outstanding at November 30, 2007.

Shares at December 8, 2005 (Commencement of Operations)	3,088,596

Shares at November 30, 2006	3,088,596
Shares sold through initial public offering	5,740,000
Shares issued through reinvestment of dividends	18,222
Shares issued upon exercise of warrants	11,350

Shares at November 30, 2007	8,858,168

12. Warrants
At November 30, 2007, there were 945,774 warrants issued and outstanding. The warrants became exercisable on February 7, 2007 (the closing date of the Company’s initial public offering of common shares), subject to a lock-up period with respect to the underlying common shares. Each warrant entitles the holder to purchase one common share at the exercise price of $15.00 per common share. Warrants were issued as separate instruments from common shares and are permitted to be transferred independently from the common shares. The warrants have no voting rights and the common shares underlying the unexercised warrants will have no voting rights until such common shares are received upon exercise of the warrants. All warrants will expire on February 6, 2013.

Warrants at December 8, 2005 (Commencement of Operations)	772,124

Warrants at November 30, 2006	772,124
Warrants issued in December 2006	185,000
Warrants exercised	(11,350)

Warrants at November 30, 2007	945,774

13. Earnings Per Share
The following table sets forth the computation of basic and diluted earnings per share:

		Period from December
		8, 2005
		(Commencement of
	For the year ended	Operations) through
	November 30, 2007	November 30, 2006
Net increase in net assets applicable to common stockholders resulting from operations	$5,143,976	$936,039
Basic weighted average shares	7,751,591	3,088,596
Average warrants outstanding (1)	—	—
Diluted weighted average shares	7,751,591	3,088,596
Basic and diluted net increase (decrease) in net assets applicable to common stockholders resulting from operations per common share	$0.66	$0.30

(1) Warrants to purchase shares of common stock at $15.00 per share were outstanding during the periods reflected in the table above, but were not included in the computation of diluted earnings per share because the warrants’ exercise price was greater than the average market value (or net asset value prior to our initial public offering) of the common shares, and therefore, the effect would be anti-dilutive.
14. Quarterly Financial Data (Unaudited)
Summarized unaudited quarterly financial data:

	February 28,	May 31,	August 31,	November 30,	February 28,	May 31,	August 31,	November 30,
	2006(1)	2006	2006	2006	2007	2007	2007	2007
Investment income	$403,505	$347,496	$448,124	$920,718	$391,635	$545,856	$802,674	$1,294,779

Base management fees	136,796	169,367	163,364	165,462	380,067	468,012	512,894	565,086
Capital gain incentive fees (2)	—	—	—	—	487,627	1,008,867	(170,648)	(1,018,235)
All other expenses (3)	97,926	81,929	87,010	93,291	1,233,225	207,967	523,335	938,034
Expense reimbursement by Adviser	—	—	—	—	—	—	—	(94,181)

Net expenses	$234,722	$251,296	$250,374	$258,753	$2,100,919	$1,684,846	$865,581	$390,704

Current and deferred tax benefit (expense), net	(61,100)	(34,855)	(163,679)	(256,421)	(795,916)	(2,128,190)	469,929	(1,216,919)
Net realized gain (loss) on investments before current tax benefit	—	—	—	(1,462)	—	13,712	—	246,578
Unrealized gain (loss) on investments before deferred tax expense	—	—	297,054	31,804	2,921,990	6,725,778	(1,137,647)	2,051,767

	February 28,	May 31,	August 31,	November 30,	February 28,	May 31,	August 31,	November 30,
	2006(1)	2006	2006	2006	2007	2007	2007	2007
Increase (decrease) in net assets resulting from operations	$107,683	$61,345	$331,125	$435,886	$416,790	$3,472,310	$(730,625)	$1,985,501

Basic per share increase (decrease) in net assets resulting from operations	$0.03	$0.02	$0.11	$0.14	$0.09	$0.39	$(0.08)	$0.26

(1)	We did not commence operations until December 8, 2005. As a result, the fiscal quarter ended February 28, 2006 was not a full fiscal quarter.

(2)	Includes amounts accrued as a provision for capital gains incentive fees payable to the Adviser, net of amounts waived under the Expense Reimbursement and Partial Fee Waiver Agreement. The provision for capital gains incentive fees resulted from the increase in fair value and unrealized appreciation on investments. Pursuant to the Investment Advisory Agreement, the capital gains incentive fee is paid annually only if there are realization events and only if the calculation defined in the agreement results in an amount due.

(3)	The fiscal quarter ended February 28, 2007 includes $765,059 of non-recurring expenses related to the loss on redemption of the previously outstanding Series A Redeemable Preferred Stock. The Series A Redeemable Preferred Stock issuance was utilized as bridge financing to fund portfolio investments and was fully redeemed upon completion of the initial public offering.

15. Subsequent Events
On December 21, 2007, the Company withdrew its registration statement for a public offering which was filed with the Securities and Exchange Commission on August 14, 2007. Capitalized costs in the amount of $72,304 related to the anticipated offering have been expensed and are included in professional fees in the accompanying Statements of Operations for the year ended November 30, 2007.
On February 11, 2008, the Board of Directors declared a dividend of $0.25 per share, to be paid on March 3, 2008 to stockholders of record on February 21, 2008.

Company Officers and Directors (Unaudited)
November 30, 2007

			Number of	Other Public
	Position(s) Held		Portfolios in	Company
	With Company	Principal Occupation	Fund Complex	Directorships
	and Length of	During Past Five	Overseen by	Held by
Name and Year of Birth*	Time Served	Years	Director[1]	Director

Independent Directors

Conrad S. Ciccotello, (Born 1960)	Director since 2005	Tenured Associate Professor of Risk Management and Insurance, Robinson College of Business, Georgia State University (faculty member since 1999); Director of Graduate Personal Financial Planning (PFP) Programs, formerly Editor, “Financial Services Review,”(2001-2007) (an academic journal dedicated to the study of individual financial management); formerly, faculty member, Pennsylvania State University (1997-1999).	6	None

John R. Graham, (Born 1945)	Director since 2005	Executive-in-Residence and Professor of Finance (part-time), College of Business Administration, Kansas State University (has served as a professor or adjunct professor since 1970); Chairman of the Board, President and CEO, Graham Capital Management, Inc., primarily a real estate development, investment and venture capital company; and Owner of Graham Ventures, a business services and venture capital firm; Part-time Vice President Investments, FB Capital Management, Inc. (a registered investment adviser), since 2007. Formerly, CEO, Kansas Farm Bureau Financial Services, including seven affiliated insurance or financial service companies (1979-2000).	6	Kansas State Bank

Charles E. Heath, (Born 1942)	Director since 2005	Retired in 1999. Formerly, Chief Investment Officer, GE Capital’s Employers Reinsurance Corporation (1989-1999). Chartered Financial Analyst (“CFA”) since 1974.	6	None

(1)	This number includes Tortoise North American Energy Corporation (“TYN”), Tortoise Energy Infrastructure Corporation (“TYG”), Tortoise Energy Capital Corporation (“TYY”), two private companies and the Company. The Adviser also serves as investment adviser to TYN, TYG, TYY, and two private companies.

*	The address of each director and officer is 10801 Mastin Boulevard, Suite 222, Overland Park, Kansas 66210.

Company Officers and Directors (Unaudited)
November 30, 2007

	Position(s) Held		Number of Portfolios in
	With Company		Fund Complex	Other Public Company
	and Length of	Principal Occupation During Past	Overseen by	Directorships
Name and Year of Birth*	Time Served	Five Years	Director[1]	Held by Director
Interested Directors and Officers[2]

H. Kevin Birzer, (Born 1959)	Director and Chairman of the Board since 2005	Managing Director of the Adviser since 2002; Partner, Fountain Capital Management (1990-present); formerly, Vice President, Corporate Finance Department, Drexel Burnham Lambert (1986-1989); Vice President, F. Martin Koenig & Co., an investment management firm (1983-1986).	6	None

Terry C. Matlack, (Born 1956)	Director, Chief Financial Officer and Assistant Treasurer since 2005	Managing Director of the Adviser since 2002; Full-time Managing Director, KCEP (2001-2002); formerly, President, GreenStreet Capital, a private investment firm (1998-2001).	6	None

David J. Schulte, (Born 1961)	Chief Executive Officer since 2005, President 2005-2007	Managing Director of the Adviser since 2002; Full-time Managing Director, KCEP (1993-2002); CFA since 1992.	N/A	None

Zachary A. Hamel, (Born 1965)	Senior Vice President and Secretary since 2005	Managing Director of the Adviser since 2002; Partner with Fountain Capital Management (1997-present).	N/A	None

Kenneth P. Malvey, (Born 1965)	Senior Vice President and Treasurer since 2005	Managing Director of the Adviser since 2002; Partner, Fountain Capital Management (2002-present); formerly, Investment Risk Manager and member of the Global Office of Investments, GE Capital’s Employers Reinsurance Corporation (1996-2002).	N/A	None

Edward Russell, (Born 1964)	President since 2007	Senior Investment Professional of the Adviser since 2006; formerly Managing Director in investment banking department of Stifel, Nicolaus & Company, Incorporated responsible for all of the energy and power transactions, including all of the debt and equity transactions for the three closed-end publicly traded funds managed by the Adviser starting with the first public equity offering in February of 2004 (1999-2006).	N/A	None

(1)	This number includes the Company, TYN, TYG, TYY, two private companies and the Company. The Adviser also serves as investment adviser to TYN, TYG, TYY, and two private companies.

(2)	As a result of their respective positions held with the Adviser or its affiliates, these individuals are considered our “interested persons” within the meaning of the 1940 Act.

*	The address of each director and officer is 10801 Mastin Boulevard, Suite 222, Overland Park, Kansas 66210.

ADDITIONAL INFORMATION (Unaudited)
Director and Officer Compensation
The Company does not compensate any of its directors who are interested persons or any of its officers. For the year ended November 30, 2007, the aggregate compensation paid by the Company to the independent directors was $85,000. The Company did not pay any special compensation to any of its directors or officers.
Forward-Looking Statements
This report contains “forward-looking statements”. By their nature, all forward-looking statements involve risk and uncertainties, and actual results could differ materially from those contemplated by the forward-looking statements.
Certifications
The Company’s Chief Executive Officer will submit to the New York Stock Exchange its first annual CEO certification as required by Section 303A.12(a) of the NYSE Listed Company Manual on or before March 2, 2008.
The Company has filed with the SEC the certification of its Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act.
Proxy Voting Policies
A description of the policies and procedures that the Company uses to determine how to vote proxies relating to portfolio securities owned by the Company is available to stockholders (i) without charge, upon request by calling the Company at (913) 981-1020 or toll-free at (866) 362-9331 and on the Company’s Web site at www.tortoiseadvisors.com/tto.cfm; and (ii) on the SEC’s Web site at www.sec.gov.
Privacy Principles
The Company is committed to maintaining the privacy of its stockholders and safeguarding their non-public personal information. The following information is provided to help you understand what personal information the Company collects, how the Company protects that information and why, in certain cases, the Company may share information with select other parties.
Generally, the Company does not receive any non-public personal information relating to its stockholders, although certain non-public personal information of its stockholders may become available to them. The Company does not disclose any non-public personal information about its stockholders or a former stockholder to anyone, except as required by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent).
The Company restricts access to non-public personal information about its stockholders to employees of its Adviser with a legitimate business need for the information. The Company maintains physical, electronic and procedural safeguards designed to protect the non-public personal information of its stockholders.
Automatic Dividend Reinvestment Plan
If a stockholder’s shares of common stock (“common shares”) of the Company are registered directly with the Company or with a brokerage firm that participates in the Automatic Dividend Reinvestment Plan (the “Plan”) through the facilities of the Depository Trust Company and such stockholder’s account is coded dividend reinvestment by such brokerage firm, all distributions are automatically reinvested for stockholders by the Plan Agent, Computershare Trust Company, Inc. (the “Agent”) in additional common shares (unless a stockholder is ineligible or elects otherwise).
The Company will use primarily newly-issued shares of the Company’s common stock to implement the Plan, whether its shares are trading at a premium or discount to net asset value (“NAV”). However, the Company reserves the right to instruct the Agent to purchase shares in the open market in connection with the Company’s obligations under the Plan. The number of newly issued shares will be determined by dividing the total dollar amount of the distribution payable to the participant by the closing price per share of the Company’s common stock on the New York Stock Exchange (“NYSE”) on the distribution payment date, or the average of the reported bid and asked prices if no sale is reported for that day. If distributions are reinvested in shares purchased on the open market, then the number of shares received by a stockholder shall be determined by dividing the total dollar amount of the distribution payable to such stockholder by the weighted average price per share (including brokerage commissions and other related costs) for all shares purchased by the Agent on the open-market in connection with such distribution. Such open-market purchases will be made by the Agent as soon as practicable, but in no event more than 30 days after the distribution payment date.

There will be no brokerage charges with respect to shares issued directly by us as a result of distributions payable either in shares or in cash. However, each participant will pay a pro rata share of brokerage commissions incurred with respect to the Plan Agent’s open-market purchases in connection with the reinvestment of distributions. If a participant elects to have the Plan Agent sell part or all of his or her common shares and remit the proceeds, such participant will be charged his or her pro rata share of brokerage commissions on the shares sold plus a $15.00 transaction fee. The automatic reinvestment of distributions will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such distributions.
Participation in the Plan is completely voluntary and may be terminated at any time without penalty by giving notice in writing to the Agent at the address set forth below, or by contacting the Agent as set forth below; such termination will be effective with respect to a particular distribution if notice is received prior to the record date for such distribution.
Additional information about the Plan may be obtained by writing to Computershare Trust Company, N.A., P.O. Box 43078, Providence, Rhode Island 02940-3078, by contacting them by phone at (312) 588-4990, or by visiting their Web site at www.computershare.com.
Board Approval of the Investment Advisory Agreement
The Board of Directors, including a majority of the independent directors, most recently reviewed and approved the Investment Advisory Agreement on November 12, 2007.
In approving the renewal of the Investment Advisory Agreement, the independent Directors of the Company requested and received extensive data and information from the Adviser concerning the Company and the services provided to it by the Adviser under the Investment Advisory Agreement. In addition, the independent Directors requested and received data and information from independent, third-party sources regarding the factors considered in their evaluation.
Factors Considered
The independent Directors considered and evaluated all the information provided by the Adviser. The independent Directors did not identify any single factor as being all-important or controlling, and each independent Director may have attributed different levels of importance to different factors. In deciding to renew the agreement, the independent Directors’ decision was based on the following factors:
Nature, Extent and Quality of Services Provided. The independent Directors considered information regarding the history, qualification and background of the Adviser and the individuals responsible for the Adviser’s investment program, the adequacy of the number of Adviser personnel and other Adviser resources and plans for growth, use of affiliates of the Adviser, and the particular expertise with respect to energy infrastructure companies, MLP markets and financing (including private financing). The independent Directors concluded that the unique nature of the fund and the specialized expertise of the Adviser in the niche market of MLPs made it uniquely qualified to serve as the adviser. Further, the independent Directors recognized that the Adviser’s commitment to a long-term investment horizon correlated well to the investment strategy of the Company.
Investment Performance of the Company and the Adviser, Costs of the Services To Be Provided and Profits To Be Realized by the Adviser and its Affiliates from the Relationship, and Fee Comparisons. The independent Directors reviewed and evaluated information regarding the Company’s performance (including quarterly, last twelve months, and from inception) and the performance of the other Adviser accounts (including other investment companies), and information regarding the nature of the markets during the performance period, with a particular focus on the MLP sector. The independent Directors also considered the Company’s performance as compared to comparable closed-end funds for the relevant periods.
The Adviser provided detailed information concerning its cost of providing services to the Company, its profitability in managing the Company, its overall profitability, and its financial condition. The independent Directors have reviewed with the Adviser the methodology used to prepare this financial information. This financial information regarding the Adviser is considered in order to evaluate the Adviser’s financial condition, its ability to continue to provide services under the Investment Advisory Agreement, and the reasonableness of the current management fee, and was, to the extent possible, evaluated in comparison to other closed-end funds with similar investment objectives and strategies.
The independent Directors considered and evaluated information regarding fees charged to, and services provided to, other investment companies advised by the Adviser (including the impact of any fee reimbursement arrangements), fees charged to separate institutional accounts by the Adviser, and comparisons of fees of closed-end funds with similar investment objectives and strategies, including other MLP investment companies, to the Company. The independent Directors noted that the fee charged to the Company, including the base management fee (1.5 percent of the Company’s Managed Assets), and the incentive fee, is below the average of the fees charged in comparable closed-end MLP funds. The independent Directors also considered the Adviser’s contractual agreement to reimburse certain expenses incurred by the Company for the period beginning September 1, 2007 and ending December 31, 2008 and to waive certain capital gains fees for so long as the Advisory Agreement remains in effect. The independent Directors concluded that the fees and expenses that the Company is paying under the Advisory Agreement are reasonable given the quality of services provided under the Advisory Agreement and that such fees and expenses are comparable to, and in many cases lower than, the fees charged by advisers to comparable funds.
Economies of Scale. The independent Directors considered information from the Adviser concerning whether economies of scale would be realized as the Company grows, and whether fee levels reflect any economies of scale for the benefit of the Company’s stockholders. The independent Directors concluded that economies of scale are difficult to measure and predict overall. Accordingly, the independent Directors reviewed other information, such as year-over-year profitability of the Adviser generally, the profitability of its management of the Company specifically, and the fees of competitive funds not managed by the Adviser over a range of asset sizes. The independent Directors concluded the Adviser is appropriately sharing any economies of scale through its competitive fee structure and through reinvestment in its business to provide shareholders additional content and services.
Collateral Benefits Derived by the Adviser. The independent Directors reviewed information from the Adviser concerning collateral benefits it receives as a result of its relationship with the Company. They concluded that the Adviser generally does not use the Company’s or shareholder information to generate profits in other lines of business, and therefore does not derive any significant collateral benefits from them.
The independent Directors did not, with respect to their deliberations concerning their approval of the continuation of the Investment Advisory Agreement, consider the benefits the Adviser may derive from relationships the Adviser may have with brokers through soft dollar arrangements because the Adviser does not employ any such arrangements in rendering its advisory services to the Company.
Conclusions of the Independent Directors
As a result of this process, the independent Directors, assisted by the advice of legal counsel that is independent of the Adviser, taking into account all of the factors discussed above and the information provided by the Adviser, unanimously concluded that the Investment Advisory Agreement between the Company and the Adviser is fair and reasonable in light of the services provided and should be renewed.
Board Approval of the Sub-Advisory Agreement
Our Board of Directors, including a majority of the independent directors, most recently reviewed and approved the sub-advisory agreement on November 12, 2007.
In considering the approval of the sub-advisory agreement, our Board of Directors evaluated information provided by the Adviser and legal counsel and considered various factors, including:
Services. The Board of Directors reviewed the nature, extent and quality of the investment advisory services proposed to be provided to the Adviser by Kenmont and found them to be consistent with the services provided by the Adviser.
Experience of Management Team and Personnel. The Board of Directors considered the extensive experience of Kenmont with respect to the specific types of investment proposed and concluded that Kenmont would provide valuable assistance to the Adviser in providing potential investment opportunities.
Provisions of Sub-Advisory Agreement. The Board of Directors considered the extent to which the provisions of the sub-advisory agreement could potentially expose the Company to liability and concluded that its terms adequately protected the Company from such risk.
Conclusions of the Independent Directors
As a result of this process, the independent Directors, assisted by the advice of legal counsel that is independent of the Adviser, taking into account all of the factors discussed above and the information provided by the Adviser, unanimously concluded that the Sub-Advisory Agreement between the Company and Kenmont is fair and reasonable in light of the services provided.

Tortoise Capital Resources Corporation
STATEMENTS OF ASSETS & LIABILITIES

	May 31, 2008	November 30, 2007
	(Unaudited)
Assets
Investments at fair value, control (cost $22,191,839 and $20,521,816, respectively)	$24,966,263	$23,292,904
Investments at fair value, affiliated (cost $94,225,138 and $95,507,198, respectively)	106,237,490	98,007,275
Investments at fair value, non-affiliated (cost $30,547,112 and $31,716,576, respectively)	34,648,388	37,336,154

Total investments (cost $146,964,089 and $147,745,590, respectively)	165,852,141	158,636,333
Income tax receivable	218,935	218,935
Receivable for Adviser expense reimbursement	98,333	94,181
Interest receivable from control investments	125,280	68,686
Dividends and distributions receivable	133,034	1,419
Prepaid expenses and other assets	223,124	154,766

Total assets	166,650,847	159,174,320

Liabilities
Base management fees payable to Adviser	589,995	565,086
Accrued capital gain incentive fees payable to Adviser (Note 4)	1,395,113	307,611
Distribution payable to common stockholders	2,330,092	—
Payable for investments purchased	—	1,235,994
Accrued expenses and other liabilities	427,307	419,744
Short-term borrowings	33,800,000	30,550,000
Deferred tax liability	6,590,578	4,182,919

Total liabilities	45,133,085	37,261,354

Net assets applicable to common stockholders	$121,517,762	$121,912,966

Net Assets Applicable to Common Stockholders Consist of:
Warrants, no par value; 945,594 issued and outstanding at May 31, 2008 and 945,774 issued and outstanding at November 30, 2007 (5,000,000 authorized)	$1,370,700	$1,370,957
Capital stock, $0.001 par value; 8,876,540 shares issued and outstanding at May 31, 2008 and 8,858,168 issued and outstanding at November 30, 2007 (100,000,000 shares authorized)	8,858	8,858
Additional paid-in capital	110,863,178	115,186,412
Accumulated net investment loss, net of deferred tax benefit	(2,595,817)	(1,565,774)
Accumulated realized gain, net of deferred tax expense	160,474	160,474
Net unrealized appreciation of investments, net of deferred tax expense	11,710,369	6,752,039

Net assets applicable to common stockholders	$121,517,762	$121,912,966

Net Asset Value per common share outstanding (net assets applicable to common stock, divided by common shares outstanding)	$13.69	$13.76

See accompanying Notes to Financial Statements.

Tortoise Capital Resources Corporation
SCHEDULE OF INVESTMENTS
May 31, 2008
(Unaudited)

Company	Energy Infrastructure Segment	Type of Investment	Cost	Fair Value
Control Investments (1)
Mowood, LLC	Downstream	Equity Interest (99%) (2)	$3,500,000	$4,127,557
		Subordinated Debt (12% Due 7/1/2016) (2)	7,050,000	7,050,000
VantaCore Partners LP	Aggregate	Common Units (425,000) (2)	7,839,443	9,940,597
		Subordinated Debt (8.20% Due 5/21/2014) (2) (3)	3,750,000	3,750,000
		Incentive Distribution Rights (789) (2) (7)	52,396	98,109

Total Control Investments — 20.6% (4)			22,191,839	24,966,263

Affiliated Investments (5)
High Sierra Energy, LP	Midstream	Common Units (999,614) (2)	22,930,679	27,279,466
International Resource Partners LP	Coal	Class A Units (500,000) (2)	9,600,000	10,360,329
LONESTAR Midstream Partners, LP	Midstream	Class A Units (1,305,275) (2) (6)	24,872,660	26,229,062
LSMP GP, LP	Midstream	GP LP Units (180) (2)	572,002	1,722,163
Quest Midstream Partners, L.P.	Midstream	Common Units (1,180,946) (2)	20,461,034	20,076,082
Millennium Midstream Partners, LP	Midstream	Class A Common Units (875,000) (2)	15,744,410	19,882,745
		Incentive Distribution Rights (78) (2) (7)	44,353	687,643

Total Affiliated Investments — 87.4% (4)			94,225,138	106,237,490

Non-affiliated Investments
Abraxas Energy Partners, L.P.	Upstream	Common Units (450,181) (2)	7,018,547	7,369,463
Eagle Rock Energy Partners, L.P. (8)	Midstream	Common Units (659,071)	10,324,679	11,415,110
EV Energy Partners, L.P. (8)	Upstream	Common Units (217,391)	7,373,164	6,793,469
Legacy Reserves LP (8)	Upstream	Limited Partner Units (264,705)	3,702,535	6,096,156
High Sierra Energy GP, LLC	Midstream	Equity Interest (2.37%) (2)	2,001,118	2,847,121
First American Government Obligations Fund	Short-term investment	Class Y shares	127,069	127,069

Total Non-affiliated Investments — 28.5% (4)			30,547,112	34,648,388

Total Investments — 136.5%(4)			$146,964,089	$165,852,141

(1)	Control investments are generally defined under the Investment Company Act of 1940 as companies in which at least 25% of the voting securities are owned; see Note 8 to the financial statements for further disclosure.

(2)	Restricted securities have a total fair value of $141,420,337, which represents 116.4% of net assets applicable to common stockholders; see Note 7 to the financial statements for further disclosure.

(3)	Security is a variable rate instrument. Interest rate is as of May 31, 2008.

(4)	Calculated as a percentage of net assets applicable to common stockholders.

(5)	Affiliated investments are generally defined under the Investment Company Act of 1940 as companies in which at least 5% of the voting securities are owned. Affiliated investments in which at least 25% of the voting securities are owned are generally defined as control investments as described in footnote 1; see Note 8 to the financial statements for further disclosure.

(6)	Distributions are paid-in-kind.

(7)	Currently non-income producing.

(8)	Publicly-traded company.

See accompanying Notes to Financial Statements.

Tortoise Capital Resources Corporation
SCHEDULE OF INVESTMENTS
November 30, 2007

Company	Energy Infrastructure Segment	Type of Investment	Cost	Fair Value
Control Investments (1)
Mowood, LLC	Downstream	Equity Interest (100%) (2)	$1,500,000	$2,816,148
		Subordinated Debt (12% Due 7/1/2016) (2)	7,050,000	7,050,000
VantaCore Partners LP	Aggregate	Common Units (425,000) (2)	8,169,420	9,458,350
		Subordinated Debt (10.73% Due 5/21/2014) (2) (3)	3,750,000	3,750,000
		Incentive Distribution Rights (789) (2) (7)	52,396	218,406

Total Control Investments — 19.1% (4)			20,521,816	23,292,904

Affiliated Investments (5)
High Sierra Energy, LP	Midstream	Common Units (999,614) (2)	24,005,079	27,279,466
International Resource Partners LP	Coal	Class A Units (500,000) (2)	9,840,000	9,048,521
LONESTAR Midstream Partners, LP	Midstream	Class A Units (1,184,532) (2) (6)	23,395,520	23,418,198
LSMP GP, LP	Midstream	GP LP Units (180 units) (2)	549,142	679,482
Quest Midstream Partners, L.P.	Midstream	Common Units (1,180,946) (2)	21,235,694	21,847,501
Millennium Midstream Partners, LP	Midstream	Class A Common Units (875,000) (2)	16,437,410	15,452,412
		Incentive Distribution Rights (78) (2) (7)	44,353	281,695

Total Affiliated Investments — 80.4% (4)			95,507,198	98,007,275

Non-affiliated Investments
Abraxas Energy Partners, L.P.	Upstream	Common Units (450,181) (2)	7,286,495	7,365,704
Eagle Rock Energy Partners, L.P. (8)	Midstream	Common Units (659,071)	10,931,340	13,893,217
EV Energy Partners, L.P. (8)	Upstream	Common Units (217,391) (2)	7,407,816	7,356,511
Legacy Reserves LP (8)	Upstream	Limited Partner Units (264,705)	3,871,099	5,654,099
High Sierra Energy GP, LLC	Midstream	Equity Interest (2.37%) (2)	2,000,324	2,847,121
First American Government Obligations Fund	Short-term investment	Class Y shares	219,502	219,502

Total Non-affiliated Investments — 30.6% (4)			31,716,576	37,336,154

Total Investments — 130.1%(4)			$147,745,590	$158,636,333

(1)	Control investments are generally defined under the Investment Company Act of 1940 as companies in which at least 25% of the voting securities are owned; see Note 8 to the financial statements for further disclosure.

(2)	Restricted securities have a total fair value of $138,869,515, which represents 113.9% of net assets applicable to common stockholders. These securities are deemed to be restricted; see Note 7 to the financial statements for further disclosure.

(3)	Security is a variable rate instrument. Interest rate is as of November 30, 2007.

(4)	Calculated as a percentage of net assets applicable to common stockholders.

(5)	Affiliated investments are generally defined under the Investment Company Act of 1940 as companies in which at least 5% of the voting securities are owned. Affiliated investments in which at least 25% of the voting securities are owned are generally defined as control investments as described in footnote 1; see Note 8 to the financial statements for further disclosure.

(6)	Distributions are paid-in-kind.

(7)	Currently non-income producing.

(8)	Publicly-traded company.

See accompanying Notes to Financial Statements.

Tortoise Capital Resources Corporation
STATEMENTS OF OPERATIONS (Unaudited)

	For the three	For the three	For the six months	For the six months
	months ended May	months ended May	ended May 31,	ended May 31,
	31, 2008	31, 2007	2008	2007
Investment Income
Distributions from investments
Control investments	$344,597	$—	$627,501	$—
Affiliated investments	1,709,792	1,078,025	3,359,680	1,333,282
Non-affiliated investments	719,544	347,442	1,407,467	695,872

Total distributions from investments	2,773,933	1,425,467	5,394,648	2,029,154
Less return of capital on distributions	(2,330,564)	(1,484,141)	(4,190,305)	(1,964,198)

Net distributions from investments	443,369	(58,674)	1,204,343	64,956
Interest income from control investments	301,944	162,404	615,353	290,876
Dividends from money market mutual funds	817	442,126	3,127	581,659
Other income	—	—	28,987	—

Total Investment Income	746,130	545,856	1,851,810	937,491

Operating Expenses
Base management fees	589,996	468,012	1,175,249	848,079
Capital gain incentive fees (Note 4)	1,367,168	1,008,867	1,087,503	1,496,494
Professional fees	164,131	157,467	315,882	214,848
Administrator fees	27,408	20,063	54,558	30,736
Directors’ fees	22,083	25,205	44,746	48,373
Reports to stockholders	13,056	11,847	25,971	16,305
Fund accounting fees	8,550	8,428	17,038	14,277
Registration fees	7,458	6,395	14,834	8,063
Custodian fees and expenses	4,684	2,545	9,369	5,145
Stock transfer agent fees	3,403	3,680	6,769	7,280
Other expenses	11,742	11,454	23,629	17,992

Total Operating Expenses	2,219,679	1,723,963	2,775,548	2,707,592

Interest expense	435,594	(5,771)	933,498	117,710
Preferred stock distributions	—	—	—	228,750
Loss on redemption of preferred stock	—	(33,346)	—	731,713

Total Interest Expense, Preferred Stock Distributions and Loss on Redemption of Preferred Stock	435,594	(39,117)	933,498	1,078,173

Total Expenses	2,655,273	1,684,846	3,709,046	3,785,765
Less expense reimbursement by Adviser	(104,228)	—	(195,875)	—

Net Expenses	2,551,045	1,684,846	3,513,171	3,785,765

Net Investment Loss, before Income Taxes	(1,804,915)	(1,138,990)	(1,661,361)	(2,848,274)
Deferred tax benefit	685,869	432,817	631,318	747,257

Net Investment Loss	(1,119,046)	(706,173)	(1,030,043)	(2,101,017)

Realized and Unrealized Gain on Investments
Net realized gain on investments, before deferred tax expense	—	13,712	—	13,712
Deferred tax expense	—	(5,211)	—	(5,211)

Net Realized Gain on Investments	—	8,501	—	8,501
Net unrealized appreciation (depreciation) of control investments	(1,257,164)	40,435	3,336	173,954
Net unrealized appreciation of affiliated investments	10,055,991	1,505,983	9,749,617	1,965,951
Net unrealized appreciation (depreciation) of non-affiliated investments	2,646,187	5,179,360	(1,755,646)	7,507,863

Net unrealized appreciation, before deferred taxes	11,445,014	6,725,778	7,997,307	9,647,768
Deferred tax expense	(4,349,106)	(2,555,796)	(3,038,977)	(3,666,151)

Net Unrealized Gain on Investments	7,095,908	4,169,982	4,958,330	5,981,617

Net Realized and Unrealized Gain on Investments	7,095,908	4,178,483	4,958,330	5,990,118

Net Increase in Net Assets Applicable to Common Stockholders Resulting from Operations	$5,976,862	$3,472,310	$3,928,287	$3,889,101

Net Increase in Net Assets Applicable to Common Stockholders Resulting from Operations Per Common Share:
Basic	$0.67	$0.39	$0.44	$0.58
Diluted	$0.67	$0.35	$0.44	$0.51

Weighted Average Shares of Common Stock Outstanding:
Basic	8,876,540	8,830,580	8,858,213	6,653,445
Diluted	8,876,540	9,785,726	8,858,213	7,587,209
See accompanying Notes to Financial Statements.

Tortoise Capital Resources Corporation
STATEMENTS OF CHANGES IN NET ASSETS

	For the six months	For the six months
	ended May 31,	ended May 31,	For the year ended
	2008	2007	November 30, 2007
	(Unaudited)	(Unaudited)
Operations
Net investment loss	$(1,030,043)	$(2,101,017)	$(1,565,774)
Net realized gain on investments	—	8,501	161,380
Net unrealized appreciation on investments	4,958,330	5,981,617	6,548,370

Net increase in net assets applicable to common stockholders resulting from operations	3,928,287	3,889,101	5,143,976

Distributions to Common Stockholders
Net investment income	—	—	—
Return of capital	(4,544,679)	(1,722,895)	(5,349,244)

Total distributions to common stockholders	(4,544,679)	(1,722,895)	(5,349,244)

Capital Stock Transactions
Proceeds from initial public offering of 5,740,000 common shares	—	86,100,000	86,100,000
Proceeds from issuance of 185,006 warrants	—	283,059	283,050
Proceeds from exercise of 180 warrants	2,700	—	—
Proceeds from exercise of 9,125 warrants	—	136,875	—
Proceeds from exercise of 11,350 warrants	—	—	170,250
Underwriting discounts and offering expenses associated with the issuance of common stock	—	(6,877,574)	(7,006,341)
Issuance of 18,192 and 18,222 common shares from reinvestment of distributions to stockholders, respectively	218,488	—	242,873

Net increase in net assets, applicable to common stockholders, from capital stock transactions	221,188	79,642,360	79,789,832

Total increase (decrease) in net assets applicable to common stockholders	(395,204)	81,808,566	79,584,564

Net Assets
Beginning of period	121,912,966	42,328,402	42,328,402

End of period	$121,517,762	$124,136,968	$121,912,966

Accumulated net investment loss, net of deferred tax benefit, at the end of period	$(2,595,817)	$(2,101,017)	$(1,565,774)

See accompanying Notes to Financial Statements.

Tortoise Capital Resources Corporation
STATEMENT OF CASH FLOWS (Unaudited)

	For the six months	For the six months
	ended May 31, 2008	ended May 31, 2007
Cash Flows From Operating Activities
Distributions received from investments	$5,262,551	$2,029,104
Interest and dividend income received	560,754	754,385
Purchases of long-term investments	(4,735,994)	(58,000,016)
Proceeds (purchases) of short-term investments, net	92,425	(22,331,715)
Interest expense paid	(973,916)	(122,231)
Distributions to preferred stockholders	—	(228,750)
Current tax expense paid	—	(18,600)
Operating expenses paid	(1,462,421)	(877,205)

Net cash used in operating activities	(1,256,601)	(78,795,028)

Cash Flows from Financing Activities
Issuance of common stock (including warrant exercises)	2,700	86,236,875
Common stock issuance costs	—	(6,684,333)
Issuance of preferred stock	—	18,216,941
Redemption of preferred stock	—	(18,870,000)
Preferred stock issuance costs	—	(78,654)
Issuance of warrants	—	283,059
Advances from revolving line of credit	8,750,000	12,600,000
Repayments on revolving line of credit	(5,500,000)	(12,600,000)
Distributions paid to common stockholders	(1,996,099)	(308,860)

Net cash provided by financing activities	1,256,601	78,795,028

Net change in cash	—	—
Cash—beginning of period	—	—

Cash—end of period	$—	$—

Reconciliation of net increase in net assets applicable to common stockholders resulting from operations to net cash used in operating activities
Net increase in net assets applicable to common stockholders resulting from operations	$3,928,287	$3,889,101
Adjustments to reconcile net increase in net assets applicable to common stockholders resulting from operations to net cash used in operating activities:
Purchases of long-term investments	(3,500,000)	(58,000,016)
Return of capital on distributions received	4,190,305	1,964,198
Proceeds (purchases) of short-term investments, net	92,425	(22,331,715)
Accrued capital gain incentive fees payable to Adviser	1,087,503	1,496,494
Deferred income tax expense	2,407,659	2,924,105
Amortization of issuance costs	14,267	—
Realized gains on investments	—	(13,712)
Loss on redemption of preferred stock	—	731,713
Net unrealized appreciation of investments	(7,997,307)	(9,647,768)
Changes in operating assets and liabilities:
Increase in interest, dividend and distribution receivable	(188,209)	(118,200)
Increase in prepaid expenses and other assets	(83,866)	(13,850)
Decrease in current tax liability	—	(18,600)
Increase in management fees payable to Adviser, net of expense reimbursement	20,757	355,235
Decrease in payable for investments purchased	(1,235,994)	—
Increase (decrease) in accrued expenses and other liabilities	7,572	(12,013)

Total adjustments	(5,184,888)	(82,684,129)

Net cash used in operating activities	$(1,256,601)	$(78,795,028)

Non-Cash Financing Activities
Reinvestment of distributions by common stockholders in additional common shares	$218,488	$—

See accompanying Notes to Financial Statements.

Tortoise Capital Resources Corporation
FINANCIAL HIGHLIGHTS

	For the six months	For the six months	For the year ended
	ended May 31, 2008	ended May 31, 2007	November 30, 2007
	(Unaudited)	(Unaudited)
Per Common Share Data (1)
Net Asset Value, beginning of period	$13.76	$13.70	$13.70
Premium less underwriting discounts and offering costs on initial public offering of common shares (2)	—	0.02	—
Underwriting discounts and offering costs on issuance of common shares	—	—	0.01
Income from Investment Operations:
Net investment loss (3)	(0.12)	(0.24)	(0.18)
Net realized and unrealized gain on investments (3)	0.56	0.83	0.90

Total increase from investment operations	0.44	0.59	0.72

Less Distributions to Common Stockholders:
Net investment income	—	—	—
Return of capital	(0.51)	(0.26)	(0.67)

Total distributions to common stockholders	(0.51)	(0.26)	(0.67)

Net Asset Value, end of period	$13.69	$14.05	$13.76

Per common share market value, end of period	$12.45	$17.85	$11.66

Total Investment Return, including capital gain incentive fees, based on net asset value (4)	3.71%	4.22%	5.35%

Total Investment Return, excluding capital gain incentive fees, based on net asset value (4)	4.69%	5.48%	5.57%

Total Investment Return, based on market value (5)	11.30%	20.07%	(19.05)%
Supplemental Data and Ratios
Net assets applicable to common stockholders, end of period (000’s)	$121,518	$124,137	$121,913
Ratio of expenses (including current and deferred income tax expense (benefit) and capital gain incentive fees) to average net assets (6) (7) (8)	9.86%	14.66%	8.35%
Ratio of expenses (excluding current and deferred income tax expense (benefit)) to average net assets (6) (9)	5.85%	8.27%	4.69%
Ratio of expenses (excluding current and deferred income tax expense (benefit)) and capital gain incentive fees) to average net assets (6) (9) (10)	4.04%	5.00%	4.40%
Ratio of net investment income (loss) to average net assets before current and deferred income tax expense (benefit) and capital gain incentive fees (6) (9) (10)	(0.96)%	(2.95)%	(1.58)%
Ratio of net investment income (loss) to average net assets before current and deferred income tax expense (benefit) (6) (8) (9)	(2.77)%	(6.22)%	(1.87)%
Ratio of net investment income (loss) to average net assets after current and deferred income tax expense (benefit) and capital gain incentive fees (6) (7) (8)	(6.78)%	(12.61)%	(5.52)%
Portfolio turnover rate (6)	0.00%	0.00%	0.62%
Short-term borrowings, end of period (000’s)	$33,800	$—	$30,550
Asset coverage, per $1,000 of short-term borrowings (11)	$4,595	$—	$4,991
Asset coverage ratio of short-term borrowings (11)	460%	—	499%

(1)	Information presented relates to a share of common stock outstanding for the entire period.

(2)	Represents the premium on the initial public offering of $1.17 per share, less the underwriting discounts and offering costs of $1.15 per share.

(3)	The per common share data for the period ended November 30, 2007 does not reflect the change in estimate of investment income and return of capital, for the respective period.

(4)	Not annualized for periods less than a year. Total investment return is calculated assuming a purchase of common stock at net asset value per share as of the beginning of the period, reinvestment of distributions at net asset value, and a sale at net asset value at the end of the period.

(5)	Total investment return is calculated assuming a purchase of common stock at the initial public offering price, reinvestment of distributions at actual prices pursuant to the Company’s dividend reinvestment plan or market value, as applicable, and a sale at the current market price on the last day of the period reported (excluding brokerage commissions).

(6)	Annualized for periods less than one full year.

(7)	For the six months ended May 31, 2008, the Company accrued $2,407,659 in deferred income tax expense, net. For the six months ended May 31, 2007, the Company accrued $2,924,105 in deferred income tax expense, net. For the year ended November 30, 2007, the Company accrued $261,667 in current income tax benefit and $3,932,763 in deferred income tax expense.

(8)	For the six months ended May 31, 2008, the Company accrued $1,087,503 in capital gains incentive fees. For the six months ended May 31, 2007, the Company accrued $1,496,494 in capital gains incentive fees. For the year ended November 30, 2007, the Company accrued $307,611 as a provision for capital gains incentive fees.

(9)	The ratio excludes the impact of current and deferred income taxes.

(10)	The ratio excludes the impact of capital gain incentive fees.

(11)	Represents value of total assets less all liabilities and indebtedness not represented by short-term borrowings at the end of the period divided by short-term borrowings outstanding at the end of the period.

See accompanying Notes to Financial Statements.

TORTOISE CAPITAL RESOURCES CORPORATION
NOTES TO FINANCIAL STATEMENTS
(Unaudited)
May 31, 2008
1. Organization
Tortoise Capital Resources Corporation (the “Company”) was organized as a Maryland corporation on September 8, 2005, and is a non-diversified closed-end management investment company focused on the U.S. energy infrastructure sector. The Company invests primarily in privately held and micro-cap public companies operating in the midstream and downstream segments, and to a lesser extent the upstream segment, of the energy infrastructure sector. The Company is regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). The Company does not report results of operations internally on an operating segment basis. The Company is externally managed by Tortoise Capital Advisors, L.L.C. (the “Adviser”), an investment adviser specializing in the energy sector. The Company’s shares are listed on the New York Stock Exchange under the symbol “TTO.”
2. Significant Accounting Policies
A. Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, recognition of distribution income and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
B. Investment Valuation – The Company invests primarily in illiquid securities including debt and equity securities of privately-held companies. These investments generally are subject to restrictions on resale, have no established trading market and are fair valued on a quarterly basis. Because of the inherent uncertainty of valuation, the fair values of such investments, which are determined in accordance with procedures approved by the Company’s Board of Directors, may differ materially from the values that would have been used had a ready market existed for the investments. The Company’s Board of Directors may consider other methods of valuing investments as appropriate and in conformity with U.S. generally accepted accounting principles.
Effective December 1, 2007, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is applicable in conjunction with other accounting pronouncements that require or permit fair value measurements, but does not expand the use of fair value to any new circumstances. More specifically, SFAS 157 emphasizes that fair value is a market based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority given to quoted prices in active markets and the lowest priority to unobservable inputs. The Company’s adoption of SFAS 157 did not have a material impact on its financial condition or results of operations.
Consistent with SFAS 157, the Company determines fair value to be the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Also in accordance with SFAS 157, the Company has determined the principal market, or the market in which the Company exits its portfolio investments with the greatest volume and level of activity, to be the private secondary market. Typically, private companies are bought and sold based on multiples of EBITDA, cash flows, net income, revenues, or in limited cases, book value.
For private company investments, value is often realized through a liquidity event of the entire company. Therefore, the value of the company as a whole (enterprise value) at the reporting date often provides the best evidence of the value of the investment and is the initial step for valuing the Company’s privately issued securities. For any one company, enterprise value may best be expressed as a range of fair values, from which a single estimate of fair value will be derived. In determining the enterprise value of a portfolio company, the Company prepares an analysis consisting of traditional valuation methodologies including market and income approaches. The Company considers some or all of the traditional valuation methods based on the individual circumstances of the portfolio company in order to derive its estimate of enterprise value.

The fair value of investments in portfolio companies is determined based on various factors, including enterprise value, observable market transactions and other pertinent factors such as recent offers to purchase a company, recent transactions involving the purchase or sale of the equity securities of the company, or other liquidation events. The determined equity values will generally be discounted when the Company has a minority position, is subject to restrictions on resale, has specific concerns about the receptivity of the capital markets to a specific company at a certain time, or other comparable factors exist.
For equity and equity-related securities that are freely tradable and listed on a securities exchange, the Company fair values those securities at their last sale price on that exchange on the valuation date. If the security is listed on more than one exchange, the Company will use the price of the exchange that it considers to be the principal exchange on which the security is traded. Securities listed on the NASDAQ will be valued at the NASDAQ Official Closing Price, which may not necessarily represent the last sale price. If there has been no sale on such exchange or NASDAQ on such day, the security will be valued at the mean between bid and ask price on such day.
An equity security of a publicly traded company acquired in a private placement transaction without registration is subject to restrictions on resale that can affect the security’s liquidity (and hence its fair value). Such securities that are convertible into or otherwise will become freely tradable will be valued based on the market value of the freely tradable security less an applicable discount. Generally, the discount will initially be equal to the discount at which the Company purchased the securities. To the extent that such securities are convertible or otherwise become freely tradable within a time frame that may be reasonably determined, an amortization schedule may be determined for the discount.
The Board of Directors undertakes a multi-step valuation process each quarter in connection with determining the fair value of private investments:

•	The quarterly valuation process begins with each investment being initially valued by the Valuation Officer of the Adviser. As part of this process, materials are prepared containing the supporting analysis, which are reviewed by the investment professionals of the Adviser;

•	The Investment Committee of the Adviser reviews the preliminary valuations, and the Valuation Officer of the Adviser considers and assesses, as appropriate, any changes that may be required to the preliminary valuations to address any comments provided by the Investment Committee of the Adviser;

•	An independent valuation firm engaged by the Board of Directors to provide third-party valuation consulting services performs certain limited procedures that the Board of Directors has identified and asked it to perform on a selection of these valuations as determined by the Board of Directors. For the three months ended May 31, 2008, the independent valuation firm provided limited procedures on ten portfolio companies comprising 100 percent of the total restricted investments at fair value as of May 31, 2008. Upon completion of the limited procedures, the independent valuation firm concluded that the fair value of the investments subjected to the limited procedures did not appear to be unreasonable.

•	The Board of Directors assesses the valuations and ultimately determines the fair value of each investment in the Company’s portfolio in good faith.

C. Interest and Fee Income – Interest income is recorded on the accrual basis to the extent that such amounts are expected to be collected. When investing in instruments with an original issue discount or payment-in-kind interest (in which case the Company chooses payment-in-kind in lieu of cash), the Company will accrue interest income during the life of the investment, even though the Company will not necessarily be receiving cash as the interest is accrued. Fee income will include fees, if any, for due diligence, structuring, commitment and facility fees, transaction services, consulting services and management services rendered to portfolio companies and other third parties. Commitment and facility fees generally are recognized as income over the life of the underlying loan, whereas due diligence, structuring, transaction service, consulting and management service fees generally are recognized as income when services are rendered. For the three and six months ended May 31, 2008 and May 31, 2007, respectively, the Company received no fee income.

D. Security Transactions and Investment Income – Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses are reported on an identified cost basis. Distributions received from the Company’s investments in limited partnerships and limited liability companies generally are comprised of ordinary income, capital gains and return of capital. The Company records investment income and return of capital based on estimates made at the time such distributions are received. Such estimates are based on information available from each company and/or other industry sources. These estimates may subsequently be revised based on information received from the entities after their tax reporting periods are concluded, as the actual character of these distributions are not known until after the fiscal year-end of the Company.
For the period from December 1, 2006 through November 30, 2007, the Company estimated the allocation of investment income and return of capital for the distributions received from its portfolio companies within the Statement of Operations. For this period, the Company had estimated these distributions to be approximately 27 percent investment income and 73 percent return of capital.
Subsequent to November 30, 2007, the Company reclassified the amount of investment income and return of capital it recognized based on the 2007 tax reporting information received from the individual portfolio companies. This reclassification amounted to a decrease in pre-tax net investment income and a corresponding increase in unrealized appreciation of approximately $1,053,000 or $0.119 per share ($653,000 or $0.074 per share, net of deferred tax).
Subsequent to the period ended February 29, 2008, the Company reclassified the amount of investment income and return of capital reported in the current fiscal year based on its revised 2008 estimates. This reclassification amounted to an increase in pre-tax net investment income and a corresponding decrease in unrealized appreciation of investments of approximately $324,000 or $0.037 per share ($201,000 or $0.023 per share, net of deferred tax).
E. Distributions to Stockholders –The amount of any quarterly distributions will be determined by the Board of Directors. Distributions to stockholders are recorded on the ex-dividend date. The character of distributions made during the year may differ from their ultimate characterization for federal income tax purposes. For the year ended November 30, 2007, the Company’s distributions, for book and tax purposes, were comprised of 100 percent return of capital. For the period ended May 31, 2008, the Company’s distributions, for book purposes, were comprised of 100 percent return of capital. The tax character of distributions paid for the year ended November 30, 2008 will be determined subsequent to year end.
F. Federal and State Income Taxation – The Company, as a corporation, is obligated to pay federal and state income tax on its taxable income. Currently, the maximum regular federal income tax rate for a corporation is 35 percent; however, the Company anticipates a marginal effective tax rate of 34 percent due to expectations of the level of taxable income relative to the federal graduated tax rates, including the tax rate anticipated when temporary differences reverse. The Company may be subject to a 20 percent federal alternative minimum tax on its federal alternative minimum taxable income to the extent that its alternative minimum tax exceeds its regular federal income tax and such amount would be a credit available for future years.
On December 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes. FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company has analyzed the tax positions taken and has concluded that it has no uncertain tax positions as described in FIN 48. All of the Company’s tax years remain open and subject to examination for both federal and state purposes. The Company’s policy is to record interest and penalties on uncertain tax positions, if any, as part of tax expense.
The Company invests its assets primarily in limited partnerships or limited liability companies which are treated as partnerships for federal and state income tax purposes. As a limited partner, the Company reports its allocable share of taxable income in computing its own taxable income. The Company’s tax expense or benefit is included in the Statement of Operations based on the component of income or gains (losses) to which such expense or benefit relates. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

G. Organization Expenses and Offering Costs - The Company is responsible for paying all organization and offering expenses. Offering costs related to the issuance of common stock are charged to additional paid-in capital when the stock is issued. Offering costs paid by the Company related to a resale registration statement covering securities issued in private placements prior to the Company’s initial public offering amounting to $90,292 were charged as a reduction of paid-in capital and $28,454 were capitalized and amortized over a one-year period following July 26, 2007, the effective date of the registration statement.
H. Indemnifications - Under the Company’s organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company may enter into contracts that provide general indemnification to other parties. The Company’s maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred, and may not occur. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.
3. Concentration of Risk
The Company’s goal is to provide stockholders with a high level of total return with an emphasis on distributions and distribution growth. The Company invests primarily in privately-held and micro-cap public companies focused on the midstream and downstream segments, and to a lesser extent the upstream segment, of the U.S. energy infrastructure sector. The Company may, for defensive purposes, temporarily invest all or a significant portion of its assets in investment grade securities, short-term debt securities and cash or cash equivalents. To the extent the Company uses this strategy it may not achieve its investment objective.
4. Agreements
The Company has entered into an Investment Advisory Agreement with Tortoise Capital Advisors, L.L.C. Under the terms of the agreement, the Adviser is paid a fee consisting of a base management fee and an incentive fee.
The base management fee is 0.375 percent (1.5 percent annualized) of the Company’s average monthly Managed Assets, calculated and paid quarterly in arrears within thirty days of the end of each fiscal quarter. The term “Managed Assets” as used in the calculation of the management fee means total assets (including any assets purchased with or attributable to borrowed funds) minus accrued liabilities other than (1) deferred taxes, (2) debt entered into for the purpose of leverage and (3) the aggregate liquidation preference of any outstanding preferred shares. The base management fee for any partial quarter is appropriately prorated.
On November 30, 2007, the Company entered into an Expense Reimbursement and Partial Fee Waiver Agreement with the Adviser. Under the terms of the agreement, the Adviser will reimburse the Company for certain expenses incurred beginning September 1, 2007 and ending December 31, 2008 in an amount equal to an annual rate of 0.25 percent of the Company’s average monthly Managed Assets. During the three and six months ended May 31, 2008, the Adviser reimbursed the Company $104,228 and $195,875, respectively.
The incentive fee consists of two parts. The first part, the investment income fee, is equal to 15 percent of the excess, if any, of the Company’s Net Investment Income for the fiscal quarter over a quarterly hurdle rate equal to 2 percent (8 percent annualized), and multiplied, in either case, by the Company’s average monthly Net Assets for the quarter. “Net Assets” means the Managed Assets less deferred taxes, debt entered into for the purposes of leverage and the aggregate liquidation preference of any outstanding preferred shares. “Net Investment Income” means interest income (including accrued interest that we have not yet received in cash), dividend and distribution income from equity investments (but excluding that portion of cash distributions that are treated as a return of capital), and any other income (including any fees such as commitment, origination, syndication, structuring, diligence, monitoring, and consulting fees or other fees that the Company is entitled to receive from portfolio companies) accrued during the fiscal quarter, minus the Company’s operating expenses for such quarter (including the base management fee, expense reimbursements payable pursuant to the Investment Advisory Agreement, any interest expense, any accrued income taxes related to net investment income, and distributions paid on issued and outstanding preferred stock, if any, but excluding the incentive fee payable). Net Investment Income also includes, in the case of investments with a deferred interest or income feature (such as original issue discount, debt or equity instruments with a payment-in-kind feature, and zero coupon securities), accrued income that the Company has not yet received in cash. Net Investment Income does not include any realized capital gains, realized capital losses, or unrealized capital appreciation or depreciation. The investment income fee is calculated and payable quarterly in arrears within thirty (30) days of the end of each fiscal quarter. The investment income fee calculation is adjusted appropriately on the basis of the number of calendar days in the first fiscal quarter the fee accrues or the fiscal quarter during which the Agreement is in effect in the event of termination of the Agreement during any fiscal quarter. During the three and six months ended May 31, 2008, the Company accrued no investment income fees.
The second part of the incentive fee payable to the Adviser, the capital gains fee, is equal to: (A) 15 percent of (i) the Company’s net realized capital gains (realized capital gains less realized capital losses) on a cumulative basis from December 8, 2005 to the end of each fiscal year, less (ii) any unrealized capital depreciation at the end of such fiscal year, less (B) the aggregate amount of all capital gains fees paid to the Adviser in prior fiscal years. The calculation of the capital gains fee includes any capital gains that result from the cash distributions that are treated as a return of capital (subject to the Expense Reimbursement and Partial Fee Waiver agreement described below). In that regard, any such return of capital will be treated as a decrease in the cost basis of an investment for purposes of calculating the capital gains fee. The capital gains fee is calculated and payable annually within thirty (30) days of the end of each fiscal year. Realized capital gains on a security will be calculated as the excess of the net amount realized from the sale or other disposition of such security over the adjusted cost basis for the security. Realized capital losses on a security will be calculated as the amount by which the net amount realized from the sale or other disposition of such security is less than the adjusted cost basis of such security. Unrealized capital depreciation on a security will be calculated as the amount by which the Company’s adjusted cost basis of such security exceeds the fair value of such security at the end of a fiscal year. The provision for capital gains incentive fees is a result of the increase or decrease in the fair value of investments. Pursuant to the Investment Advisory Agreement, the capital gains incentive fee is paid annually only if there are realization events and only if the calculation defined in the agreement results in an amount due. The Adviser agreed to use at least 25 percent of any capital gains fee received on or prior to December 8, 2007 to purchase the Company’s common stock in the open market; however as of November 30, 2007, no annual amount was required to be paid for capital gains incentive fees. In the event the Investment Advisory Agreement is terminated, the capital gains fee calculation shall be undertaken as of, and any resulting capital gains fee shall be paid within thirty (30) days of the date of termination. The Adviser may, from time to time, waive or defer all or any part of the compensation described in the Investment Advisory Agreement.
Under the terms of the Expense Reimbursement and Partial Fee Waiver Agreement, the Adviser terminated its right to receive the capital gains incentive fee as described above, to the extent such fee would be due as to that portion of any scheduled periodic distributions made possible by the normally recurring cash flow from the operations of portfolio companies (“Expected Distributions”) that are characterized by the Company as return of capital for book purposes. This does not apply to any portion of any distribution from a portfolio company that is not an Expected Distribution. As of May 31, 2008, the Adviser terminated its right to receive $1,438,094 in capital gains incentive fees as a result of Expected Distributions received from portfolio companies which were characterized as return of capital for book purposes. For the three and six months ended May 31, 2008, the Company increased the capital gains incentive fee payable by $1,367,168 and $1,087,503, respectively, as a result of the increase in the fair value of investments during the period.
The Company has engaged U.S. Bancorp Fund Services, LLC to serve as the Company’s fund accounting services provider. The Company pays the provider a monthly fee computed at an annual rate of $24,000 on the first $50,000,000 of the Company’s Net Assets, 0.0125 percent on the next $200,000,000 of Net Assets and 0.0075 percent on the balance of the Company’s Net Assets.
The Adviser has been engaged as the Company’s administrator. The Company pays the administrator a fee equal to an annual rate of 0.07 percent of aggregate average daily Managed Assets up to and including $150,000,000, 0.06 percent of aggregate average daily Managed Assets on the next $100,000,000, 0.05 percent of aggregate average daily Managed Assets on the next $250,000,000, and 0.02 percent on the balance. This fee is calculated and accrued daily and paid quarterly in arrears.
Computershare Trust Company, N.A. serves as the Company’s transfer agent and agent for the automatic dividend reinvestment plan. Its affiliate, Computershare Inc., serves as the Company’s dividend paying agent.
U.S. Bank, N.A. serves as the Company’s custodian. The Company pays the custodian a monthly fee computed at an annual rate of 0.015 percent on the first $200,000,000 of the Company’s portfolio assets and 0.01 percent on the balance of the Company’s portfolio assets, subject to a minimum annual fee of $4,800.

5. Income Taxes
Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting and tax purposes. Components of the Company’s deferred tax assets and liabilities as of May 31, 2008, and November 30, 2007 are as follows:

	May 31, 2008	November 30, 2007
Deferred tax assets:
Organization costs	$28,154	$29,280
Capital gain incentive fees	530,143	116,892
Net operating loss carry forwards	3,128,707	1,397,684

	3,687,004	1,543,856
Deferred tax liabilities:
Net unrealized gains on investment securities	7,177,462	4,138,485
Basis reduction of investment in MLPs	3,100,120	1,588,290

	10,277,582	5,726,775

Total net deferred tax liability	$6,590,578	$4,182,919

At May 31, 2008, a valuation allowance was not recorded because the Company believes it is more likely than not that there is an ability to utilize its deferred tax assets.
Total income tax expense or benefit differs from the amount computed by applying the federal statutory income tax rate of 34 percent to net investment income (loss) and realized and unrealized gains (losses) on investments before taxes as follows:

	For the three	For the three
	months ended	months ended
	May 31, 2008	May 31, 2007
Application of statutory income tax rate	$3,277,633	$1,904,170
State income taxes, net of federal taxes	385,604	224,020

Total tax expense	$3,663,237	$2,128,190

	For the six	For the six
	months ended	months ended
	May 31, 2008	May 31, 2007
Application of statutory income tax rate	$2,154,221	$2,316,490
State income taxes, net of federal taxes	253,438	272,528
Preferred distributions	—	86,925
Loss on redemption of preferred stock	—	248,163

Total tax expense (benefit)	$2,407,659	$2,924,105

For the three months ended May 31, 2008, the components of income tax expense include deferred federal and state income taxes (net of federal benefit) of $3,277,633 and $385,604, respectively. For the three months ended May 31, 2007, the components of income tax expense include deferred federal and state income taxes (net of federal benefit) of $1,904,170 and $224,020, respectively.
For the six months ended May 31, 2008, the components of income tax expense include deferred federal and state income taxes (net of federal benefit) of $2,154,221 and $253,438, respectively. For the six months ended May 31, 2007, the components of income tax expense include federal and state income taxes (net of federal benefit) of $2,651,577 and $272,528, respectively.

As of November 30, 2007, the Company had a net operating loss of approximately $3,678,000. This net operating loss can be carried forward and will expire in the year ending November 30, 2027. The amount of the deferred tax asset for net operating losses at May 31, 2008 also includes an amount for the year-to-date operations for the year ending November 30, 2008.
As of May 31, 2008, the aggregate cost of securities for Federal income tax purposes was $138,805,879. At May 31, 2008, the aggregate gross unrealized appreciation for all securities in which there was an excess of fair value over tax cost was $27,466,664, the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over fair value was $420,402 and the net unrealized appreciation was $27,046,262.
As of May 31, 2007, the aggregate cost of securities for Federal income tax purposes was $119,074,866. At May 31, 2007, the aggregate gross unrealized appreciation for all securities in which there was an excess of fair value over tax cost was $12,674,097, the aggregate gross unrealized depreciation for all securities in which there was an excess of tax cost over fair value was $1,144,438 and the net unrealized appreciation was $11,529,659.
6. Fair Value of Financial Instruments
Various inputs are used in determining the fair value of the Company’s investments. These inputs are summarized in the three broad levels listed below:

•	Level 1 — quoted prices in active markets for identical investments

•	Level 2 — other significant observable inputs (including quoted prices for similar investments, market corroborated inputs, etc.)

•	Level 3 — significant unobservable inputs (including the Company’s own assumptions in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. The following table provides the fair value measurements of applicable Company assets and liabilities by level within the fair value hierarchy as of May 31, 2008. These assets are measured on a recurring basis.

Fair Value Measurements at Reporting Date Using
Quoted Prices in
		Active Markets for	Significant Other	Significant
	Fair Value at	Identical Assets	Observable Inputs	Unobservable Inputs
Description	May 31, 2008	(Level 1)	(Level 2)	(Level 3)
Investments	$165,852,141	$24,431,804	$27,951,225	$113,469,112

	Fair Value Measurements Using Significant
	Unobservable Inputs (Level 3)
	Investments
	For the three months ended
	February 29, 2008	May 31, 2008
Fair value beginning balance	$131,513,004	$133,475,756
Total gains (realized or unrealized) included in net increase (decrease) in net assets applicable to common stockholders	1,454,924	7,340,380
Purchases, issuances, and settlements	2,001,241	1,500,000
Return of capital adjustments impacting cost basis of securities	(1,493,413)	(895,799)
Transfers in (out) of Level 3	—	(27,951,225	) (1)

Fair value ending balance	$133,475,756	$113,469,112

(1)	See Note 15-Subsequent Events for additional information.

7. Restricted Securities
Certain of the Company’s investments are restricted and are valued as determined in accordance with procedures established by the Board of Directors and more fully described in Note 2. The tables below show the equity interest, number of units or principal amount, the acquisition date(s), acquisition cost (excluding return of capital adjustments), fair value per unit of such securities and fair value as percent of net assets applicable to common stockholders as of May 31, 2008 and November 30, 2007, respectively.

						Fair
						Value
		Equity				as
		Interest, Units			Fair	Percent
May 31, 2008		or Principal	Acquisition	Acquisition	Value Per	of Net
Investment Security		Amount	Date(s)	Cost	Unit	Assets
Abraxas Energy Partners, L.P.	Common Units	450,181	5/25/07	$7,500,015	$16.37	6.1%
High Sierra Energy, LP	Common Units	999,614	11/2/06, 6/15/07	24,828,836	27.29	22.4
High Sierra Energy GP, LLC	Equity Interest	2.37%	11/2/06, 5/1/07	2,006,732	N/A	2.3
International Resource Partners LP	Class A Common Units	500,000	6/12/07	10,000,000	20.72	8.5
LONESTAR Midstream Partners, LP	Class A Common Units	1,305,275	7/27/07, 9/17/07, 12/17/07, 4/2/08	24,872,660	20.10	21.6
LSMP GP, LP	GP LP Units	180	7/27/07, 9/17/07, 12/17/07, 4/2/08	572,002	9,567.57	1.4
Millennium Midstream Partners, LP	Class A Common Units	875,000	12/28/06	17,455,647	22.72	16.4
	Incentive Distribution Rights	78	12/28/06	44,353	8,815.94	0.6
Mowood, LLC	Equity Interest	99%	6/5/06, 5/4/07, 1/10/08	3,500,000	N/A	3.4
	Subordinated Debt	$7,050,000	6/5/06, 5/4/07, 6/29/07	7,050,000	N/A	5.8
Quest Midstream Partners, L.P.	Common Units	1,180,946	12/22/06	22,200,001	17.00	16.5
VantaCore Partners LP	Common Units	425,000	5/21/07	8,447,604	23.39	8.2
	Incentive Distribution Rights	789	5/21/07	52,396	124.35	0.1
	Subordinated Debt	$3,750,000	5/21/07	3,750,000	N/A	3.1

				$132,280,246		116.4%

						Fair
						Value
		Equity				as
		Interest, Units			Fair	Percent
November 30, 2007		or Principal	Acquisition	Acquisition	Value Per	of Net
Investment Security		Amount	Date(s)	Cost	Unit	Assets
Abraxas Energy Partners, L.P.	Common Units	450,181	5/25/07	$7,500,015	$16.36	6.0%
EV Energy Partners, L.P.	Common Units	217,391	6/1/07	7,499,990	33.84	6.0
High Sierra Energy, LP	Common Units	999,614	11/2/06, 6/15/07	24,828,836	27.29	22.4
High Sierra Energy GP, LLC	Equity Interest	2.37%	11/2/06, 5/1/07	2,005,491	N/A	2.3
International Resource Partners LP	Class A Common Units	500,000	6/12/07	10,000,000	18.10	7.4
LONESTAR Midstream Partners, LP	Class A Common Units	1,184,532	7/27/07, 9/17/07	23,395,520	19.77	19.1
LSMP GP, LP	GP LP Units	180	7/27/07, 9/17/07	549,142	3,806.22	0.6
Millennium Midstream Partners, LP	Class A Common Units	875,000	12/28/06	17,455,647	17.66	12.7
	Incentive Distribution Rights	78	12/28/06	44,353	3,611.47	0.2
Mowood, LLC	Equity Interest	100%	6/5/06, 5/4/07	1,500,000	N/A	2.3
	Subordinated Debt	$7,050,000	6/5/06, 5/4/07, 6/29/07	7,050,000	N/A	5.8
Quest Midstream Partners, L.P.	Common Units	1,180,946	12/22/06	22,200,001	18.50	18.0
VantaCore Partners LP	Common Units	425,000	5/21/07	8,447,604	22.25	7.8
	Incentive Distribution Rights	789	5/21/07	52,396	276.81	0.2
	Subordinated Debt	$3,750,000	5/21/07	3,750,000	N/A	3.1

				$136,278,995		113.9%

8. Investments in Affiliates and Control Entities
Investments representing 5 percent or more of the outstanding voting securities of a portfolio company result in that company being considered an affiliated company, as defined in the 1940 Act. Investments representing 25 percent or more of the outstanding voting securities of a portfolio company result in that company being considered a control company, as defined in the 1940 Act. The aggregate fair value of all securities of affiliates and controlled entities held by the Company as of May 31, 2008 amounted to $131,203,753, representing 108.0 percent of net assets applicable to common stockholders. The aggregate fair value of all securities of affiliates and controlled entities held by the Company as of November 30, 2007 amounted to $121,300,179, representing 99.5 percent of net assets applicable to common stockholders. A summary of affiliated transactions for each company which is or was an affiliate or controlled entity at May 31, 2008 or during the six months then ended and at November 30, 2007 or during the year then ended is as follows:

	Units/				May 31, 2008
	Equity				Units/
	Interest/				Equity
	Principal			Gross	Interest/
	Balance	Gross	Gross	Distributions	Principal
	11/30/07	Additions	Reductions	Received	Balance	Fair Value

High Sierra Energy, LP	999,614	$—	$—	$1,219,529	999,614	$27,279,466
International Resource Partners LP	500,000	—	—	400,000	500,000	10,360,329
LONESTAR Midstream Partners, LP (1)	1,184,532	1,477,140	—	—	1,305,275	26,229,062
LSMP GP, LP	180	22,860	—	—	180	1,722,163
Millennium Midstream Partners, LP	875,000	—	—	770,000	875,000	19,882,745
Class A Common Units
Millennium Midstream Partners, LP	78	—	—	—	78	687,643
Incentive Distribution Rights
Mowood, LLC	$7,050,000	—	—	—	$7,050,000	7,050,000
Subordinated Debt
Mowood, LLC	100%	2,000,000	—	202,501	99%	4,127,557
Equity Interest
Quest Midstream Partners, L.P.	1,180,946	—	—	970,151	1,180,946	20,076,082
VantaCore Partners LP	$3,750,000	—	—	—	$3,750,000	3,750,000
Subordinated Debt
VantaCore Partners LP	425,000	—	—	425,000	425,000	9,940,597
Common Units
VantaCore Partners LP	789	—	—	—	789	98,109
Incentive Distribution Rights

		$3,500,000	$—	$3,987,181		$131,203,753

(1)	Distributions are paid-in-kind.

	Units/				November 30, 2007
	Equity				Units/
	Interest/				Equity
	Principal			Gross	Interest/
	Balance	Gross	Gross	Distributions	Principal
	11/30/06	Additions	Reductions	Received	Balance	Fair Value

High Sierra Energy, LP	633,179	$10,000,011	$—	$1,642,056	999,614	$27,279,466
International Resource Partners LP	—	10,000,000	—	266,667	500,000	9,048,521
LONESTAR Midstream Partners, LP (1)	—	23,395,520	—	—	1,184,532	23,418,198
LSMP GP, LP	—	549,142	—	—	180	679,482
Millennium Midstream Partners, LP	—	17,481,430	—	1,131,375	875,000	15,452,412
Class A Common Units
Millennium Midstream Partners, LP	—	18,570	—	—	78	281,695
Incentive Distribution Rights
Mowood, LLC	$4,550,000	2,500,000	—	—	$7,050,000	7,050,000
Subordinated Debt
Mowood, LLC	100%	500,000	—	96,895	100%	2,816,148
Equity Interest
Quest Midstream Partners, L.P.	—	22,200,001	—	1,205,384	1,180,946	21,847,501
VantaCore Partners LP	—	3,750,000	—	—	$3,750,000	3,750,000
Subordinated Debt
VantaCore Partners LP	—	8,500,000	—	292,825	425,000	9,458,350
Common Units
VantaCore Partners LP	—	—	—	—	789	218,406
Incentive Distribution Rights

		$98,894,674	$—	$4,635,202		$121,300,179

(1)	Distributions are paid-in-kind.

9. Investment Transactions
For the three and six months ended May 31, 2008, the Company purchased (at cost) securities in the amount of $1,500,000 and $3,501,241, respectively, and sold no securities (excluding short-term debt securities).
10. Credit Facility
On April 25, 2007, the Company entered into a secured committed credit facility with U.S. Bank, N.A. as a lender, agent and lead arranger, and Bank of Oklahoma, N.A providing for a revolving credit facility up to $20,000,000. On July 18, 2007, the maximum principal amount of the revolving credit facility was increased to $35,000,000. On September 28, 2007 the maximum principal amount was increased to $40,000,000 and the facility was amended to include First National Bank of Kansas as a lender. On March 21, 2008, the Company secured an extension to its revolving credit facility and on March 28, 2008, amended the credit agreement to exclude Bank of Oklahoma and include Wells Fargo as a lender, and to increase the total credit facility to $50,000,000. The credit facility matures on March 20, 2009. The revolving credit facility has a variable annual interest rate equal to the one-month LIBOR plus 1.75 percent, a non-usage fee equal to an annual rate of 0.375 percent of the difference between the total credit facility commitment and the average outstanding balance at the end of each day for the preceding fiscal quarter, and is secured with all assets of the Company. The credit facility contains a covenant precluding the Company from incurring additional debt.
For the six months ended May 31, 2008, the average principal balance and interest rate for the period during which the credit facility was utilized were $34,273,770 and 5.12 percent, respectively. As of May 31, 2008, the principal balance outstanding was $33,800,000 at a rate of 4.21 percent.
11. Preferred Stock
On December 22, 2006, the Company issued 466,666 shares of Series A Redeemable Preferred Stock and 70,000 warrants to purchase common stock at $15.00 per share. On December 26, 2006, the Company issued an additional 766,667 shares of Series A Redeemable Preferred Stock and 115,000 warrants at $15.00 per share. Holders of Series A Redeemable Preferred Stock received cash distributions (as declared by the Board of Directors and from funds legally available for distribution) at the annual rate of 10 percent of the original issue price. On February 7, 2007, the Company redeemed all of the preferred stock at $15.00 per share plus a 2 percent redemption premium, for a total redemption price of $18,870,000. After attributing $283,050 in value to the warrants, the redemption premium of $370,000 and $78,663 in issuance costs, the Company recognized a loss on redemption of the preferred stock of $731,713. In addition, distributions in the amount of $228,750 were paid to the preferred stockholders.
12. Common Stock
The Company has 100,000,000 shares authorized and 8,876,540 shares outstanding at May 31, 2008.

Shares at November 30, 2006	3,088,596
Shares sold through initial public offering	5,740,000
Shares issued through reinvestment of distributions	18,222
Shares issued upon exercise of warrants	11,350

Shares at November 30, 2007	8,858,168
Shares issued through reinvestment of distributions	18,192
Shares issued upon exercise of warrants	180

Shares at May 31, 2008	8,876,540

13. Warrants
At May 31, 2008, there were 945,594 warrants issued and outstanding. The warrants became exercisable on February 7, 2007 (the closing date of the Company’s initial public offering of common shares), subject to a lock-up period with respect to the underlying common shares. Each warrant entitles the holder to purchase one common share at the exercise price of $15.00 per common share. Warrants were issued as separate instruments from common shares and are permitted to be transferred independently from the common shares. The warrants have no voting rights and the common shares underlying the unexercised warrants will have no voting rights until such common shares are received upon exercise of the warrants. All warrants will expire on February 6, 2013.

Warrants outstanding at November 30, 2006	772,124
Warrants issued in December 2006	185,000
Warrants exercised	(11,350)

Warrants outstanding at November 30, 2007	945,774
Warrants exercised	(180)

Warrants outstanding at May 31, 2008	945,594

14. Earnings Per Share
The following table sets forth the computation of basic and diluted earnings per share:

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	May 31, 2008	May 31, 2007	May 31, 2008	May 31, 2007

Net increase in net assets applicable to common stockholders resulting from operations	$5,976,862	$3,472,310	$3,928,287	$3,889,101
Basic weighted average shares	8,876,540	8,830,580	8,858,213	6,653,445
Average warrants outstanding (1)	—	955,146	—	933,764
Diluted weighted average shares	8,876,540	3,088,596	8,858,213	7,587,209
Basic net increase in net assets applicable to common stockholders resulting from operations per common share	$0.67	$0.39	$0.44	$0.58
Diluted net increase in net assets applicable to common stockholders resulting from operations per common share	$0.67	$0.35	$0.44	$0.51

(1)	Warrants to purchase shares of common stock at $15.00 per share were outstanding during the three and six months ended May 31, 2008, but were not included in the computation of diluted earnings per share because the warrants’ exercise price was greater than the average market value of the common shares, and therefore, the effect would be anti-dilutive.

15. Subsequent Events
On June 2, 2008, the Company paid a distribution in the amount of $0.2625 per common share, for a total of $2,330,092. Of this total, the dividend reinvestment amounted to $215,016.
On June 17, 2008, LONESTAR Midstream Partners LP, entered into a definitive agreement with Penn Virginia Resource Partners, L.P. (NYSE: PVR) for the sale of Lone Star Gathering LP’s (an affiliate of LONESTAR Midstream Partners, L.P.) gas gathering and transportation assets. LONESTAR Midstream Partners, LP plans to distribute substantially all of the sales proceeds to its limited partners.
The Company expects its portion of the proceeds to be approximately $13,500,000 in cash and 494,191 unregistered newly-issued common units of PVR, and approximately $1 million in cash payable on December 31, 2009. Additionally, there are two contingent payments of approximately $4.7 million and $5.0 million, payable in cash or common units of PVR (at purchasers’ election), each of which payments will be triggered if a defined geographic area in which a subset of the acquired assets are located reaches certain revenue targets by or before June 30, 2013.

ADDITIONAL INFORMATION
(Unaudited)
Director and Officer Compensation
The Company does not compensate any of its directors who are interested persons or any of its officers. For the three months ended May 31, 2008, the aggregate compensation paid by the Company to the independent directors was $66,000. The Company did not pay any special compensation to any of its directors or officers.
Proxy Voting Policies
A description of the policies and procedures that the Company uses to determine how to vote proxies relating to portfolio securities owned by the Company is available to stockholders (i) without charge, upon request by calling the Company at (913) 981-1020 or toll-free at (866) 362-9331 and on the Company’s Web site at www.tortoiseadvisors.com/tto.cfm; and (ii) on the SEC’s Web site at www.sec.gov.
Privacy Policy
In order to conduct its business, the Company collects and maintains certain nonpublic personal information about its investors. This information includes the stockholder’s address, tax identification or Social Security number, share balances, and distribution elections.
The Company does not disclose any nonpublic personal information about the Company’s investors to third parties unless necessary to process a transaction, service an account, or as otherwise permitted by law.
To protect your personal information internally, the Company restricts access to nonpublic personal information about the Company’s stockholders to those employees who need to know that information to provide services to the Company’s investors. The Company also maintains certain other safeguards to protect your nonpublic personal information.

     Through and including ________, 2008 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
Tortoise Capital Resources Corporation
Common Stock
Warrants to Purchase Common Stock
Common Stock Issuable upon Exercise of the Warrants

PROSPECTUS

________, 2008

Part C — Other Information
Item 25. Financial Statements and Exhibits
     1. Financial Statements:
     The Registrant’s audited financial statements dated November 30, 2007 and unaudited finanical statements dated May 31, 2008 and notes thereto are filed herein.
     2. Exhibits:

Exhibit
No.	Description of Document
a.1.	Articles of Incorporation(1)

a.2.	Articles Supplementary(2)

b.	Bylaws(1)

c.	Inapplicable

d.	Form of Stock Certificate(2)

d.1.	Form of Warrant (2)

e.	Dividend Reinvestment Plan(3)

f.	Inapplicable

g.1.	Investment Advisory Agreement with Tortoise Capital Advisors, L.L.C. dated January 1, 2007(2)

g.2.	Sub-Advisory Agreement with Kenmont Investments Management, L.P. dated January 1, 2007(2)

h.	Form of Underwriting Agreement**

i.	Inapplicable

j.	Custody Agreement with U.S. Bank National Association dated September 13, 2005(1)

k.1.	Stock Transfer Agency Agreement with Computershare Investor Services, LLC dated September 13, 2005(1)

k.2.	Administration Agreement with Tortoise Capital Advisors, L.L.C. dated November 14, 2006(2)

k.3.	Warrant Agreement with Computershare Investor Services, LLC as Warrant Agent dated December 8, 2005(1)

k.4.	Registration Rights Agreements with Merrill Lynch & Co; Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Stifel, Nicolaus & Company, Incorporated dated January 9, 2006(1)

k.4.1.	Registration Rights Agreement dated April 2007 (4)

k.5.	Credit Agreement dated April 23, 2007(5)

k.5.1	First Amendment to Credit Agreement dated July 18, 2007 (6)

k.5.2	Second Amendment to Credit Agreement dated September 28, 2007 (7)

k.5.3	Third Amendment to Credit Agreement dated March 21, 2008 (8)

k.5.4	Fourth Amendment to Credit Agreement dated March 28, 2008 (9)

k.6	Security Agreement dated April 23, 2007.(5)

k.7.	Purchase Agreement dated December 22, 2006(2)

k.8.	Purchase Agreement dated December 22, 2006(2)

k.9	Expense Reimbursement and Partial Fee Waiver Agreement dated as of November 30, 2007 (10)

l.	Opinion of Venable LLP*

m.	Inapplicable

n.	Consent of Independent Registered Public Accounting Firm*

o.	Inapplicable

p.	Inapplicable

q.	Inapplicable

r.1.	Code of Ethics of the Company(2)

r.2.	Code of Ethics of the Adviser(1)

*	Filed herewith.
**	To be filed by amendment.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed August 28, 2006 (File No. 333-136923).

(2)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, filed January 9, 2007 (File No. 333-136923).

(3)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2007, filed October 12, 2007.

(4)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, filed July 3, 2007 (File No. 333-142859)

(5)	Incorporated by reference to the Registrant’s current report on Form 8-K, filed April 27, 2007.

(6)	Incorporated by reference to the Registrant’s current report on Form 8-K, filed July 20, 2007.

(7)	Incorporated by reference to the Registrant’s current report on Form 8-K, filed October 3, 2007.

(8)	Incorporated by reference to the Registrant’s current report on Form 8-K, filed March 27, 2008

(9)	Incorporated by reference to the Registrant’s current report on Form 8-K, filed April 1, 2008.

(10)	Incorporated by reference to the Registrant’s current report on Form 8-K filed on December 6, 2007.

Item 26. Marketing Arrangements
     Reference is made to the underwriting agreement as Exhibit h.1. hereto.
Item 27. Other Expenses and Distribution
     The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

NASD filing fee	—
Securities and Exchange Commission fees	$2,277
New York Stock Exchange listing fee	$—
Directors’ fees and expenses	$—
Accounting fees and expenses	$15,000
Legal fees and expenses	$65,000
Printing expenses	$3,500
Transfer Agent’s fees	$—
Miscellaneous	$3,523

Total	$89,300

Item 28. Persons Controlled by or Under Common Control
     The Company owns 99% of the ownership interests of (i) Mowood, LLC, a Delaware limited liability company that owns a operating company, Omega Pipeline, LLC, also a Delaware limited liability company, and (ii) Timberline Energy, LLC, a Delaware limited liability company that owns and develops projects that convert landfill gas to energy.
Item 29. Number of Holders of Securities
     As of June 30, 2008, the number of record holders of each class of securities of the Registrant was:

Number of
Title of Class	Record Holders
Common Stock ($0.001 par value)	30
Warrants	11

Item 30. Indemnification
     Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty which is established by a final judgment as being material to the cause of action. The Charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law and the 1940 Act.
     The Charter authorizes the Company, to the maximum extent permitted by Maryland law and the 1940 Act, to obligate itself to indemnify any present or former director or officer or any individual who, while a director or officer of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Company or as a present or former director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Bylaws obligate the Company, to the maximum extent permitted by Maryland law and the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director of the Company and at the request of the Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Company and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our obligation to indemnify any director, officer or other individual, however, is limited by the 1940 Act and Investment Company Act Release No. 11330, which, among other things, prohibit us from indemnifying any director, officer or other individual from any liability resulting directly from the willful misconduct, bad faith, gross negligence in the performance of duties or reckless disregard of applicable obligations and duties of the directors, officers or other individuals and require us to set forth reasonable and fair means for determining whether indemnification shall be made.
     Maryland law requires a corporation (unless its charter provides otherwise, which the Company’s Charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he is made, or threatened to be made, a party by reason of his service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
Item 31. Business and Other Connections of Investment Adviser
     Not applicable.

Item 32. Location of Accounts and Records
     All such accounts, books, and other documents are maintained at the offices of the Registrant, at the offices of the Registrant’s investment adviser, Tortoise Capital Advisors, L.L.C., 11550 Ash Street, Suite 300, Leawood, Kansas 66211, at the offices of the custodian, U.S. Bank National Association, 1555 North Rivercenter Drive, Suite 302, Milwaukee, WI 53202, at the offices of the transfer agent, Computershare Investor Services, LLC, 250 Royall Street MS 3B, Canton, MA 02021 or at the offices of the administrator Tortoise Capital Advisors, L.L.C., 11550 Ash Street, Suite 300, Leawood, Kansas 66211.
Item 33. Management Services
     Not applicable.
Item 34. Undertakings
     1. The Registrant undertakes to suspend the offering of the common shares until the Prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as state in the Prospectus.
     2. Not applicable.
     3. Not applicable.
     4. (a) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
     (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     (b) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and
     (c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     5. The Registrant is filing this Registration Statement pursuant to Rule 430A under the 1933 Act and undertakes that: (a) for the purposes of determining any liability under the 1933 Act, the information omitted from the form of Prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of Prospectus filed by the Registrant under Rule 497(h) under the 1933 Act shall be deemed to be part of the Registration Statement as of the time it was declared effective; (b) for the purpose of determining any liability under the 1933 Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
     6. Not applicable.
     7. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in this City of Leawood and State of Kansas on the 30th day of July, 2008.

Tortoise Capital Resources Corporation

By:	/s/ David J. Schulte

David J. Schulte,
President & CEO
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ Terry C. Matlack Terry C. Matlack	Chief Financial Officer and Director (Principal Financial and Accounting Officer)	July 30, 2008

/s/ David J. Schulte David J. Schulte	Chief Executive Officer (Principal Executive Officer)	July 30, 2008

/s/ Conrad S. Ciccotello* Conrad S. Ciccotello	Director	July 30, 2008

/s/ John R. Graham* John R. Graham	Director	July 30, 2008

/s/ Charles E. Heath* Charles E. Heath	Director	July 30, 2008

/s/ H. Kevin Birzer* H. Kevin Birzer	Director	July 30, 2008

*	By David J. Schulte pursuant to power of attorney filed on August 28, 2006 with the Registrant’s Registration Statement on Form N-2 (File No. 333-136923).

Exhibit Index

Exhibit
No.	Description of Document
a.1.	Articles of Incorporation(1)

a.2.	Articles Supplementary(2)

b.	Bylaws(1)

c.	Inapplicable

d.	Form of Stock Certificate(2)

d.1.	Form of Warrant (2)

e.	Dividend Reinvestment Plan(3)

f.	Inapplicable

g.1.	Investment Advisory Agreement with Tortoise Capital Advisors, L.L.C. dated January 1, 2007(2)

g.2.	Sub-Advisory Agreement with Kenmont Investments Management, L.P. dated January 1, 2007(2)

h.	Form of Underwriting Agreement**

i.	Inapplicable

j.	Custody Agreement with U.S. Bank National Association dated September 13, 2005(1)

k.1.	Stock Transfer Agency Agreement with Computershare Investor Services, LLC dated September 13, 2005(1)

k.2.	Administration Agreement with Tortoise Capital Advisors, L.L.C. dated November 14, 2006(2)

k.3.	Warrant Agreement with Computershare Investor Services, LLC as Warrant Agent dated December 8, 2005(1)

k.4.	Registration Rights Agreements with Merrill Lynch & Co; Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Stifel, Nicolaus & Company, Incorporated dated January 9, 2006(1)

k.4.1.	Registration Rights Agreement dated April 2007 (4)

k.5.	Credit Agreement dated April 23, 2007(5)

k.5.1	First Amendment to Credit Agreement dated July 18, 2007 (6)

k.5.2	Second Amendment to Credit Agreement dated September 28, 2007 (7)

k.5.3	Third Amendment to Credit Agreement dated March 21, 2008 (8)

k.5.4	Fourth Amendment to Credit Agreement dated March 28, 2008 (9)

k.6	Security Agreement dated April 23, 2007.(5)

k.7.	Purchase Agreement dated December 22, 2006(2)

k.8.	Purchase Agreement dated December 22, 2006(2)

k.9	Expense Reimbursement and Partial Fee Waiver Agreement dated as of November 30, 2007 (10)

l.	Opinion of Venable LLP**

m.	Inapplicable

n.	Consent of Independent Registered Public Accounting Firm*

o.	Inapplicable

p.	Inapplicable

q.	Inapplicable

r.1.	Code of Ethics of the Company(2)

r.2.	Code of Ethics of the Adviser(1)

*	Filed herewith.
**	To be filed by amendment.

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-2, filed August 28, 2006 (File No. 333-136923).

(2)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2, filed January 9, 2007 (File No. 333-136923).

(3)	Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the quarter ended August 31, 2007, filed October 12, 2007.

(4)	Incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2, filed July 3, 2007 (File No. 333-142859)

(5)	Incorporated by reference to the Registrant’s current report on Form 8-K, filed April 27, 2007.

(6)	Incorporated by reference to the Registrant’s current report on Form 8-K, filed July 20, 2007.

(7)	Incorporated by reference to the Registrant’s current report on Form 8-K, filed October 3, 2007.

(8)	Incorporated by reference to the Registrant’s current report on Form 8-K, filed March 27, 2008

(9)	Incorporated by reference to the Registrant’s current report on Form 8-K, filed April 1, 2008.

(10)	Incorporated by reference to the Registrant’s current report on Form 8-K filed on December 6, 2007.